

FORWARD THINKING

2022 ANNUAL REPORT

FORWARD THINKING

PLANNING FOR THE FUTURE.

- **INNOVATION**
- **DEVELOPMENT**
- **MINDSET**
- **LEADERSHIP**
- **OPPORTUNITIES**
- **PROGRESSION**

$3.5B
TOTAL ASSETS
Our Assets totaled $3.546 billion as of December 31, 2022.

$2.8B
TOTAL DEPOSITS
We ended the year 2022 with total deposits of $2.812 billion.

$11.2M
DIVIDENDS
In 2022 we distributed four quarterly cash dividends totaling $11.2M.

$301.1M
MARKET CAP
Our Market cap was $301.1 Million as of December 31, 2022.

$45.6M
EARNINGS
We generated earnings of $45.6M or $2.58 earnings per diluted share.

LETTER TO OUR SHAREHOLDERS

March 7, 2023

To Our Shareholders,

BCB Bancorp produced another record year for earnings in 2022, marking the most profitable year in our 22-year history. We posted record profits of $45.6 million for the year ended December 31, 2022, which was a 33 percent increase over the $34.2 million generated in 2021. Earnings per diluted share for 2022 were $2.58 compared to $1.92 for 2021. Our record net income in 2022 reflects continued net interest income expansion and pristine asset quality metrics. Higher loan volumes, as well as the increase in loan yields, helped expand our net interest margin by 32 basis points during the year, compared to a year ago.

Our results are indicative of the successful execution of our business strategy and the efforts of our team to help our customers meet the needs of the communities we serve. Despite a challenging high-rate environment, our operating results for the year reflect continued strong loan growth, increased interest income and robust profitability. Additionally, our performance metrics continue to improve with an annualized return on average assets of 1.46% percent, and an annualized return on average equity of 16.54% percent for 2022.

Asset quality remains strong and continues to show improvement. Due to the continued solid performance of our loan portfolio during the year, as well as more favorable economic metrics compared to the COVID-19 environment in 2021, we recorded a credit for loan losses of $3.1 million during the year. This compared to a $3.9 million provision for loan losses in 2021. Additionally, our non-accrual loans to total loans ratio decreased to 0.17 percent at year end compared to 0.64 percent a year ago. As we embark on a new year, the Company will adopt the Current Expected Credit Loss ("CECL") methodology where the allowance and provision for credit losses will be based upon estimated expected credit losses rather than incurred losses.

We continue to enhance stockholder value and maintained our cash dividend during the year as part of our continued efforts to maximize returns for our shareholders. Our Board of Directors paid a regular quarterly cash dividend of $0.16 per share during 2022. This represents a dividend yield of 3.57 percent at February 3, 2023, the record date for our most recent common stock dividend.

In September 2022, we were recognized nationally for our performance metrics by being one of only 35 institutions named to the prestigious Piper Sandler Bank and Thrift Sm-All Stars: Class of 2022 list. Being recognized for this award is great affirmation of our extraordinary staff and their commitment to supporting our customers and communities.

As we enter challenging economic times, with inflationary and recessionary concerns, we are well prepared to weather the storm as we stay conservative in our lending and operating procedures. Looking ahead, we remain committed to enhancing our profitability as we continue to grow in a disciplined and prudent manner. We anticipate benefitting from several internal projects that will significantly enhance our digital footprint as well as automate back-office operations, and believe that these actions will further enhance our franchise value over time.

We truly appreciate our customers for their continuing partnership as well as our shareholders for entrusting us with their capital. On behalf of our Board of Directors and executive management team, we want to thank you for your loyalty and continued support of BCB Bancorp.



Sincerely,

Thomas Coughlin

THOMAS COUGHLIN
PRESIDENT & CEO OF BCB BANK

BUILDING A WORKFORCE FOR TOMORROW

At BCB Bank we believe securing a rewarding future for our customers, our employees and our shareholders will be achieved through forward thinking. We are building a leadership team that is young, diverse and embraces a creative vision for tomorrow, bringing balance to the experience and deep-rooted knowledge of our veteran leaders. We recently welcomed Jawad Chaudhry as our new Chief Financial Officer and named Ryan Blake, our Senior Vice President and Chief Operation Officer, to our Board of Directors. Ryan is the youngest senior C-Suite banker in New Jersey and the first LGBT+ executive to serve on BCB's Board. These changes augment BCB's already heavily diverse employee population. With nearly 80 percent of the U.S. workforce wanting to work for a company that values diversity, equity and inclusion, this has always been part of our forward thinking. We pride ourselves in being one of the most community-centered and progressive banks throughout New Jersey and New York.

As part of our "Forward Thinking" we are excited to announce that we are making upgrades to our digital banking platform. A new modern design to work on all devices that will improve BCB's digital banking experience – it will be faster, smarter and with more options in a user-friendly environment. Our team has been working hard to implement our digital growth.

Perhaps equally important, at BCB Bank we continue to create a forward thinking vision for tomorrow by listening to our customers and employees. We have always been ahead of the curve in community banking. We believe in relationships – we are invested in the ongoing success of our customers and they are invested in ours. We empower our employees to invest in the communities we serve and listen to them when they speak to us. We see the bigger picture, reject conventional thinking and imagine the possibilities of tomorrow.

THE BCB BANKING EXPERIENCE
BETTER, FASTER, AND SMARTER.

COMMERCIAL FOCUSED BANK

STRONG 5-YEAR LOAN GROWTH HIGHLIGHTED BY YIELD EXPANSION AND A CONTINUED STRATEGIC COMMERCIAL FOCUS



14%
76%
3%
4%
3%
5-Year CAGR: 13%
8%
76%
5%
9%
2%



2017	
Total Loans:	$1.7 billion
Yield on Loans:	4.61%

2022	
Total Loans:	$3.1 billion
Yield on Loans:	4.70%

■ 1-4 Family ■ Commercial and MF ■ Construction ■ Commercial Business ■ Consumer & Other

LOAN GROWTH FUNDED BY AN ATTRACTIVELY PRICED AND EXPANDING DEPOSIT FRANCHISE WITH EMPHASIZES ON RELATIONSHIP-BASED BANKING. MEANINGFULLY INCREASED CORE FUNDING OVER THE PAST FIVE YEARS.



13%
19%
16%
9%
42%
5-Year CAGR: 12%
22%
27%
12%
11%
29%



2017	
Total Deposits:	$1.6 billion
Cost of Deposits:	0.80%

2022	
Total Deposits:	$2.8 billion
Cost of Deposits:	0.47%

■ Non-Interest Bearing ■ Interest Bearing ■ Savings ■ Money Market ■ Time Deposits

SOURCE: COMPANY FILINGS

FORWARD THINKING TO MAKE AN IMPACT

There will be no healthy community tomorrow without support today. From the day BCB Bank opened our doors in 2000, we have believed that supporting and investing in the communities we serve is the most heart-felt form of forward thinking. We are embedded in the community – we are our customers' neighbors, their children's coaches and volunteers at local charities. By supporting the causes that support our communities, we are helping ensure a stronger future for us all.

In 2022 BCB Bank and our employees supported women, children and fathers; ethnic/cultural celebrations and business associations; community- and faith-based charities; veterans; police and first responders; health care organization; municipalities; and more. Whether we are helping to end classroom hunger, rebuild warriors or deliver music under the sun, BCB Bank plays a foundational role in supporting the community needs of today so tomorrow is brighter. We are forward thinking to make an impact.



BCB supports African American New Jersey Chamber of Commerce



BCB supports beautification projects



BCB Fairfield branch supports local Rotary/Kiwanis organizations



BCB supports St. Jude walk/run on the Jersey Shore

BCB Bancorp, Inc.
595 Avenue C
Bayonne, New Jersey 07002

March 17, 2023

Dear Fellow Shareholder:

We cordially invite you to attend the Annual Meeting of Shareholders of BCB Bancorp, Inc. The annual meeting will be held at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey 07002, at 10:00 a.m., Eastern Time, on April 27, 2023.

The enclosed notice of annual meeting and proxy statement describe the formal business to be transacted at the annual meeting. During the annual meeting we will also report on the operations of BCB Bancorp, Inc. Directors and officers, as well as a representative of our independent registered public accounting firm, will be present to respond to any questions that shareholders may have.

The annual meeting is being held so that shareholders may vote upon the following matters: (i) the election of three directors; (ii) the ratification of the appointment of the independent registered public accounting firm for the fiscal year ending December 31, 2023; (iii) an advisory, non-binding resolution with respect to the executive compensation described in this Proxy Statement; and (iv) the approval of the BCB Bancorp, Inc. 2023 Equity Incentive Plan.

The Board of Directors has determined that approval of the matters to be considered at the annual meeting is in the best interests of shareholders. For the reasons set forth in the proxy statement, the Board of Directors recommends a vote "**FOR**" its proposed director nominees, as well as proposals (ii), (iii) and (iv) above.

On behalf of the Board of Directors, we urge you to sign, date, and return the enclosed proxy card in the postage-paid envelope, or vote by telephone or the Internet by following the instructions on the proxy card, as soon as possible even if you currently plan to attend the annual meeting. This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend the annual meeting. Your vote is important, regardless of the number of shares that you own. Your cooperation is appreciated, since a majority of the common stock must be represented at the annual meeting, either in person or by proxy, to constitute a quorum for the conduct of business.

Thank you for your continued support of BCB Bancorp, Inc.

Sincerely,

Mark D. Hogan
Chairman of the Board

BCB Bancorp, Inc.
595 Avenue C
Bayonne, New Jersey 07002
1 (800) 680-6872

NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

To Be Held on April 27, 2023

Notice is hereby given that the Annual Meeting of Shareholders of BCB Bancorp, Inc. (the "Company"), will be held at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey 07002, on April 27, 2023, at 10:00 a.m., Eastern Time.

A Proxy Card and a Proxy Statement for the annual meeting are enclosed, along with a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

The annual meeting is being held so that shareholders may vote on the following matters:

1. The election of three directors;
2. The ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023;
3. An advisory, non-binding resolution with respect to the executive compensation described in this Proxy Statement;
4. The approval of the BCB Bancorp, Inc. 2023 Equity Incentive Plan, and

such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

Any action may be taken on the foregoing proposals at the annual meeting on the date specified above, or on any date or dates to which the annual meeting may be adjourned. Shareholders of record at the close of business on March 8, 2023, are the shareholders entitled to vote at the annual meeting or any adjournments thereof.

EACH SHAREHOLDER, WHETHER HE OR SHE PLANS TO ATTEND THE ANNUAL MEETING, IS REQUESTED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE, OR VOTE NOW BY TELEPHONE OR THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD.

If your broker holds your shares, they do not have the ability to cast votes with respect to the election of directors or the compensation of the Company's named executive officers unless they have received instructions from you, as the beneficial owner of the shares. **If your shares are held by a broker, it is important that you provide instructions to your broker so your vote is counted in the election of directors, the ratification of auditors, and in connection with the matter regarding the compensation of the Company's named executive officers.**

Important notice regarding the availability of proxy materials for the Annual Meeting of Shareholders: the Company's Proxy Statement, Annual Report on Form 10-K, and proxy card are available online at www.investorvote.com/BCBP. If you need directions to attend the Annual Meeting and to vote in person, please call us at 1 (800) 680-6872.

By Order of the Board of Directors

Mark D. Hogan
Chairman of the Board

Bayonne, New Jersey
March 17, 2023

IMPORTANT: THE PROMPT VOTING OF PROXIES WILL SAVE US THE EXPENSE OF FURTHER REQUESTS FOR PROXIES. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE OR YOU CAN VOTE BY TELEPHONE OR THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU VOTE BY MAIL, NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.

[This page intentionally left blank.]

PROXY STATEMENT

BCB Bancorp, Inc.
595 Avenue C
Bayonne, New Jersey 07002
1 (800) 680-6872

ANNUAL MEETING OF SHAREHOLDERS
To be Held on April 27, 2023

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of BCB Bancorp, Inc. (the "Company"), to be used at the Annual Meeting of Shareholders, which will be held at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey 07002, on April 27, 2023, at 10:00 a.m., Eastern Time, and all adjournments of the annual meeting. The accompanying Notice of Annual Meeting of Shareholders and this Proxy Statement are first being mailed to shareholders on or about March 17, 2023.

At the annual meeting, shareholders will vote on the election of three directors, the ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023, an advisory, non-binding resolution with respect to the Company's executive compensation described in this Proxy Statement, the approval of the BCB Bancorp, Inc. 2023 Equity Incentive Plan (the "2023 Equity Incentive Plan") and such other matters as may properly come before the annual meeting or any adjournments thereof.

The Company has elected to prepare this Proxy Statement and other annual and periodic reports as a "smaller reporting company" consistent with the rules of the Securities and Exchange Commission.

RECORD DATE AND QUORUM

Holders of record of our common stock as of the close of business on March 8, 2023, our record date, are entitled to one vote for each share then held. As of the record date, we had 16,906,767 shares of common stock issued and outstanding. Holders of a majority of the outstanding shares of common stock entitled to vote at the annual meeting must be present at the annual meeting or represented by proxy for the transaction of business. This is called a quorum. Abstentions and broker non-votes will be counted for purposes of determining if a quorum is present. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

In accordance with New Jersey law, a list of shareholders entitled to vote at the annual meeting will be made available at the annual meeting.

VOTING PROCEDURES AND METHOD OF COUNTING VOTES

As to the election of directors, the proxy card being provided by the Board of Directors, as well as the Internet and telephone voting systems, each enables a shareholder to vote "FOR" the election of the nominees proposed by the Board of Directors, or to "WITHHOLD" a vote for the nominees being proposed. Under New Jersey law and the Company's Restated Certificate of Incorporation and Bylaws, directors are elected by a plurality of votes cast, without regard to either broker non-votes or proxies as to which authority to vote for the nominees being proposed is withheld.

Therefore, the three nominees for director receiving the highest number of votes cast at the meeting will be elected as directors.

As to the ratification of the Company's independent registered public accounting firm, by checking the appropriate box a shareholder may: (i) vote "FOR" the ratification of such firm; (ii) vote "AGAINST" the ratification of such firm; or, (iii) "ABSTAIN" from voting for or against the ratification of such firm. The affirmative vote of a majority of the votes cast is required for approval of the ratification of the Company's independent registered public accounting firm.

As to the advisory, non-binding resolution with respect to the Company's executive compensation as described in this proxy statement, a shareholder may: (i) vote "FOR" the resolution; (ii) vote "AGAINST" the resolution; or (iii) "ABSTAIN" from voting on the resolution. The affirmative vote of a majority of the votes cast at the annual meeting is required for the approval of this non-binding resolution. While this vote is required by law, it will neither be binding on the Company, or the Board of Directors, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on, the Company, or the Board of Directors.

As to the approval of the 2023 Equity Incentive Plan, by checking the appropriate box a shareholder may: (i) vote "FOR" the approval of the 2023 Equity Incentive Plan; (ii) vote "AGAINST" the approval of the 2023 Equity Incentive Plan; or (iii) "ABSTAIN" from voting for or against the approval of the 2023 Equity Incentive Plan. The affirmative vote of a majority of the votes cast, without regard to broker non-votes or proxies marked "ABSTAIN", is required for approval of the 2023 Equity Incentive Plan.

The Board of Directors will designate an inspector of elections who will count the votes at, and certify the results of, the annual meeting.

Regardless of the number of shares of common stock owned, it is important that holders of a majority of the shares of the Company's common stock be represented by proxy or present in person at the annual meeting. Shareholders are requested to vote by completing the enclosed proxy card and returning it signed and dated in the enclosed postage-paid envelope, or by using the telephone or the internet by following the instructions on the proxy card. Shareholders mailing their proxy card are urged to indicate their vote in the spaces provided on the proxy card. PROXIES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS GIVEN ON THE PROXY. WHERE NO INSTRUCTIONS ARE INDICATED, SIGNED PROXIES WILL BE VOTED "**FOR**" EACH NOMINEE FOR DIRECTOR AND "**FOR**" EACH OF THE PROPOSALS TO BE CONSIDERED AT THE ANNUAL MEETING.

If your shares of common stock are held in "street name" by a broker, bank, or other nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted at the annual meeting. If you want to vote your shares of common stock held in "street name" in person at the annual meeting, you will have to get a legal proxy in your name from the broker, bank, or other nominee who holds your shares.

Participants in the 401(k) plan sponsored by BCB Community Bank, the Company's principal operating subsidiary (the "Bank"), own shares of the Company's common stock through that plan. They will have the right to direct the trustee how to vote the shares of the Company's common stock allocated to their plan accounts in accordance with the terms of the 401(k) plan.

REVOCATION OF PROXIES

Shareholders who complete proxies retain the right to revoke them in the manner described below. Unless so revoked, the shares represented by such proxies will be voted at the annual meeting and any adjournments thereof. Proxies may be revoked by sending written notice of revocation to the Company's Corporate Secretary at the address shown above, the submission of a later-dated proxy or by voting in person at the annual meeting. You will be able to change your vote as many times as you wish prior to the annual meeting and the last vote received chronologically will supersede all prior votes. The presence at the annual meeting of any shareholder who had returned a proxy shall not revoke such proxy unless the shareholder delivers his or her ballot in person at the annual meeting or delivers a written revocation to the Company's Corporate Secretary prior to the voting of such proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Persons and entities who beneficially own in excess of 5% of the Company's common stock are required to file certain reports with the Securities and Exchange Commission ("SEC") regarding such beneficial ownership. A person or entity may be considered to beneficially own any shares of common stock over which the person or entity has, directly or indirectly, sole or shared voting authority. The following table sets forth, as of March 8, 2023, the shares of common stock beneficially owned by each person or entity who was known to us as the beneficial owner of more than 5% of the Company's outstanding shares of common stock.

Name and Address of Beneficial Owners	Amount of Shares Owned and Nature of Beneficial Ownership [1]	Percent of Shares of Common Stock Outstanding
Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One Austin, TX 78746	986,411[2]	5.8%
MFP Partners, L.P. MFP Investors, LLC Jennifer Cook Price 909 Third Avenue, 33rd Floor New York, New York 10022	895,000 [3]	5.3%

(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person or entity is deemed to be the beneficial owner for purposes of this table, of any shares of common stock if such person or entity has shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

(2) On a Schedule 13G filed with the SEC on February 10, 2023, Dimensional Fund Advisors LP reported sole dispositive and voting power with respect to 986,411 shares.

(3) On an amendment to its Schedule 13G/A filed with the SEC on February 14, 2023, MFP Partners, L.P., MFP Investors LLC, and Jennifer Cook Price each reported shared dispositive and voting power with respect to 895,000 shares of the Company's common stock. MFP Investors LLC is the general partner of MFP Partners, L.P., and Jennifer Cook Price is the managing director of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

PROPOSAL I - ELECTION OF DIRECTORS

The Company's Board of Directors is currently composed of 10 members and is divided into three classes, with one class of directors elected each year. The Company has determined to increase the size of the Board to 11 members effective as of the annual meeting. The Company's directors are elected to serve for a three-year period and until their respective successors have been elected and qualify. Three directors will be elected at the annual meeting. The Board of Directors has nominated Robert Ballance, Ryan Blake, and James Rizzo for three-year terms as directors at the annual meeting. Each nominee of the Board of Directors has consented to being named in this Proxy Statement.

The following table sets forth certain information, as of March 8, 2023, regarding the composition of the Company's Board of Directors, including the terms of office of Board members and information regarding the Company's named executive officers and the executive officers of the Bank. It is intended that the proxies solicited on behalf of the Board of Directors (other than proxies in which the vote is withheld as to the nominee) will be voted at the annual meeting for the election of the nominees identified below. If a nominee is unable to serve, the shares represented by proxies will be voted for the election of such substitute as the Board of Directors may recommend. At this time, the Board of Directors knows of no reason why any of the nominees might be unable to serve, if elected.

Except as indicated herein, there are no arrangements or understandings between the nominee and any other person pursuant to which such nominee was selected.

Name	Position(s) Held With the Company or the Bank	Age at Record Date	Director Since[1]	Current Term Expires[1]	Shares Beneficially Owned[2]	Percent of Class[*]
NOMINEES						
Robert Ballance	Director	64	2000	2023	216,537[3]	1.28%
Ryan Blake	Chief Operating Officer, Corporate Secretary, and a Director of the Bank	32	--	--	22,820[4]	*
James G. Rizzo	Director	63	2015	2023	182,272[5]	1.08%
CONTINUING DIRECTORS						
Judith Q. Bielan	Director	58	2000	2025	190,455[6]	1.13%
James E. Collins	Director	74	2003	2025	261,738[7]	1.55%
Thomas Coughlin	President, CEO and Director	62	2002	2024	450,815[8]	2.67%
Vincent DiDomenico, Jr.	Director	57	2018	2024	217,090[9]	1.28%
Mark D. Hogan	Chairman of the Board	57	2000	2025	674,398[10]	3.98%
Joseph Lyga	Director	63	2000	2024	245,384[11]	1.45%
John Pulomena	Director	67	2018	2025	50,060[12]	*
Spencer B. Robbins	Director	70	2011	2024	151,259[13]	*
EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS						
Kenneth G. Emerson	Chief Strategy & Risk Officer	61	--	--	3,000[14]	*
Jawad Chaudhry	Chief Financial Officer	41	--	--	--	*
David R. Garcia	Chief Lending Officer	59	--	--	1,000[15]	*
Sandra Sievewright	Chief Compliance Officer	58	--	--	16,380[16]	*
Wing Siu	Chief IT & Information Security Officer	63	--	--	--	*
All directors and executive officers as a group (16 persons)					2,681,608[17]	15.86%

---

* Less than 1%.

(1) Includes service as a director of the Bank. Expiration of term reflects service as a director with the Company.

(2) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner for purposes of this table, of any shares of common stock if he or she has shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the record date. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Includes shares underlying options that are exercisable within 60 days from the record date.

(3) Mr. Ballance has sole voting and dispositive power over 204,614 shares, including 68,150 shares underlying options exercisable within 60 days from the record date, sole voting power but no dispositive power over 5,250 unvested restricted stock shares, shared voting and dispositive power over 3,275 shares with his spouse, and shared voting and dispositive power over 3,398 shares with his children.

(4) Mr. Blake has sole voting and dispositive power over 22,820 shares, including 820 shares underlying options exercisable within 60 days from the record date.

(5) Mr. Rizzo has sole voting and dispositive power over 173,922 shares, including 65,350 shares underlying options exercisable within 60 days from the record date, sole voting power but no dispositive power over 5,250 unvested restricted stock shares, and shared voting and dispositive power over 3,100 shares with his spouse.

(6) Ms. Bielan has sole voting and dispositive power over 190,455 shares, including 68,150 shares underlying options exercisable within 60 days from the record date, sole voting power but no dispositive power over 5,250 unvested restricted stock shares, shared voting and dispositive power over 8,371 shares with her spouse, and shared voting and dispositive power over 77 shares with her children.

(7) Mr. Collins has sole voting and dispositive power over 255,187 shares, including 56,150 shares underlying options exercisable within 60 days from the record date, sole voting power but no dispositive power over 5,250 unvested restricted stock shares, shared voting and dispositive power over 1,301 shares with his spouse.

(8) Mr. Coughlin has sole voting and dispositive power over 448,565 shares, including 148,525 shares underlying options exercisable within 60 days from the record date, and sole voting power but no dispositive power over 2,250 unvested restricted stock shares.

(9) Mr. DiDomenico has sole voting and dispositive power over 211,840 shares, including 46,150 shares underlying options exercisable within 60 days from the record date, and sole voting power but no dispositive power over 5,250 unvested restricted stock shares.

(10) Mr. Hogan has sole voting and dispositive power over 667,160 shares, including 68,150 shares underlying options exercisable within 60 days from the record date, sole voting power but no dispositive power over 5,250 unvested restricted stock shares, and shared voting and dispositive power over 1,988 shares with his children.

(11) Mr. Lyga has sole voting and dispositive power over 235,143 shares, including 68,150 shares underlying options exercisable within 60 days from the record date, sole voting power but no dispositive power over 5,250 unvested restricted stock shares, shared voting and dispositive power over 2,118 shares with his spouse, and shared voting and dispositive power over 2,873 shares with his child.

(12) Mr. Pulomena has sole voting and dispositive power over 44,810 shares, including 33,650 shares underlying options exercisable within 60 days from the record date, and sole voting power but no dispositive power over 5,250 unvested restricted stock shares.

(13) Mr. Robbins has sole voting and dispositive power over 145,809 shares, including 68,150 shares underlying options exercisable within 60 days from the record date, sole voting power but no dispositive power over 5,250 unvested restricted stock shares, and shared voting and dispositive power over 200 shares with his child.

(14) Mr. Emerson has sole voting and dispositive power over 3,000 shares.

(15) Mr. Garcia has sole voting and dispositive power over 1,000 shares.

(16) Ms. Sievewright has sole voting and dispositive power over 16,380 shares, including 15,000 shares underlying options exercisable within 60 days from the record date.

(17) Includes 706,395 shares underlying options exercisable within 60 days from the record date.

Biographical Information Regarding Nominees, Continuing Directors and Executive Officers

Set forth below is biographical information regarding the Company's nominees, directors, and executive officers. For the individuals named below, all nominees are currently directors of the Company.

Nominees for Directors:

Robert Ballance has been a director of the Company since its founding in 2000. Prior to his retirement, Mr. Balance served as a Battalion Chief with the Bayonne Fire Department. Mr. Balance is the owner of a floor covering business located in Bayonne, New Jersey. Mr. Balance is a member of various clubs and civic organizations throughout the communities the Company serves. Currently, Mr. Balance serves as Chairman of the Company's Budget Committee. With his lengthy experience as a businessman, community leader, civil servant, and as former director of the Bayonne Federal Credit Union, the Board of Directors believes Mr. Balance brings valuable support and insight as both a director of the Bank and the Company, as well as to the role of Budget Committee Chairman.

Ryan Blake serves as Senior Vice President, Chief Operating Officer, and Corporate Secretary of BCB Bancorp, Inc. and BCB Bank. Mr. Blake is also a Director of BCB Bank. Mr. Blake has been with the company since 2008 and has served in his current role since 2021. Prior to then, Mr. Blake served as the Company's Vice President and Controller. Mr. Blake currently serves as a trustee on the board of the Bayonne Public Library, has served as a commissioner on the Zoning Board of the City of Bayonne, as Vice President for a chapter of Rotary International, and is a former director of the New Jersey Pride Chamber of Commerce. Mr. Blake is a graduate of the ABA Stonier Graduate School of Banking at the Wharton School at the University of Pennsylvania, holds Bachelor's degrees in both Finance and in Economics from Kean University, and has earned a Master's degree in Business Administration from Rutgers University.

James G. Rizzo has been a director of the Company since 2015. He currently serves as business liaison to the Board of Directors and has helped lead the Company's expansion efforts throughout Bergen County, with four branches opening over the last six years. Mr. Rizzo serves as Chairman of the Company's Investment and Capital Markets committees. In his role as Chairman of the Investment Committee, Mr. Rizzo has been active in overseeing the Company's investment securities portfolio and its impact on asset liability management. As Chairman of the Capital Markets committee, Mr. Rizzo has been instrumental in the Company's most recent common and preferred equity offerings. After having spent more than thirty years in a career focused on the high-yield bond markets, Mr. Rizzo is currently in the real estate management business. His career began at Drexel Burnham and included being designated as a Managing Director in positions held at firms such as Guggenheim Partners, Citicorp, and Fleet Bank. Mr. Rizzo's most recent position was as a Managing Director at Dahlman Rose and Company, from which he retired.

Mr. Rizzo is a graduate of St. Peter's University, where he earned a B.S. in Business Administration. He currently serves on the University's Board of Regents, and on the Advisory Board of the University's Business School. He is also a graduate of St. Peter's Preparatory school, and is involved in planning the future of Saint Peter's Preparatory School as a former member of the Board of Trustees. Mr. Rizzo is an active member of the Rutherford Planning Board and the Rutherford Economic Development Committee. He is also a Trustee of the Rutherford Public Library, as well as the Rutherford Library Foundation. Additionally, Mr. Rizzo serves on the Board of St. Dominic's Academy in Jersey City, N.J.

Continuing Directors:

Judith Q. Bielan, Esq. is an attorney who has practiced law in New Jersey for over 30 years. In 1993 Ms. Bielan founded the law firm currently known as Bielan, Miklos & Makrogiannis, P.C., which handles all aspects of real estate, family law, contract disputes, and estate matters. She has represented various banking clients in commercial and residential real estate matters. Ms. Bielan brings to the Board of Directors experience in the areas of real estate, marketing, budgeting, public relations, and collections. She currently serves on the New Jersey State Legislative Committee and the Hudson County Bar Association Due Diligence and Family Law Committees. She continues to serve as a Vice President on the Hudson County Bar Foundation. In the past, Ms. Bielan has been court-appointed to serve as a Commissioner on the Hudson County Condemnation Board, and has served on the Hudson County Fee Arbitration Committee and Early Settlement Panel. In 2010, Ms. Bielan was named President of the Hudson County Bar Association. In 2005 she received the Hudson County Family Lawyer of the Year Award.

Throughout her career, Ms. Bielan continued to serve the New Jersey and Hudson County communities by volunteering as a Trustee on the Board of "Women Rising," by coaching both boys' and girls' basketball at the Bayonne PAL, by teaching Jurisprudence at Montclair State University and Adult Education Classes at Bayonne High School. From 2001 – 2010 she served on the Advisory Board and then as Vice Chair on the Board of Trustees of Holy Family Academy of Bayonne. In 2014, she was inducted into the Bayonne PAL Hall of Fame. Ms. Bielan's legal experience and her service to the various organizations in her community lead to her appointment as a member of the Board of Directors at the Company's founding. Ms. Bielan holds degrees from Montclair State College (now University) and Seton Hall University School of Law. Ms. Bielan currently serves as Chair of the Bank's Site Committee.

James E. Collins James Collins has worked in the banking industry since 1972, and currently serves as a board member for the Bank and the Company. Mr. Collins was VP/Senior Lending Officer and Community Reinvestment Officer of the Bank when it opened in 2000. Prior to that, Mr. Collins was Senior Lender at First Savings and Loan Association, where he worked for 28 years. Mr. Collins retired from the Bank in 2010. Currently, he serves as Chairman of the Bank's Loan Committee. In addition to chairing the Bank's Loan Committee, Mr. Collins brings experience to the board that covers all phases of the lending process, as well as valuable experiences with CRA, regulatory reviews, appraisal functions, and compliance in the lending area. Through Mr. Collins' experience and knowledge of the markets in which the Company operates, he provides referrals to management for new business, advice, and suggestions to both management and the board.

He has also served as Past President of Ireland's 32 and as citywide Director for the Bayonne C.Y.O. sports programs. He has served as a Trustee and Treasurer for the Bayonne Education Foundation and was a member of the Directorate at Marist High School in Bayonne. Currently, he is a member of the Dorchester County Certified Emergency Response Team. Mr. Collins was educated at O.L.S.S. grammar school, Marist High School, and received a B.S from St. Peter's College. Mr. Collins also attended graduate school at the National School of Banking and was a Certified Real Estate Appraiser and member of the Review Appraiser Society.

Thomas M. Coughlin is the President and Chief Executive Officer of BCB Bank and BCB Bancorp, Inc. Mr. Coughlin has been in the banking industry for over 38 years. He formerly served as Vice President of Chatham Savings Bank and before that as Controller and Corporate Secretary of First Savings Bank of New Jersey. Believing that Bayonne was underserved by community banks, Mr. Coughlin, along with the support of local investors founded Bayonne Community Bank in 2000. After ten years of success, Coughlin, the vigor behind the growth and success of BCB led the way for expansion with the integrations of Pamrapo Savings Bank, Allegiance Savings, and Indus American Bank.

Mr. Coughlin currently serves as the President of the Bayonne Chamber of Commerce, Executive Board Member of the Hudson County Chamber of Commerce, as well as an active member of Friends of Special Children and a Lifetime Rotarian, is the former Commissioner of the Bayonne Rent Control Board, past- President of the American Heart Association, and has served as Trustee of D.A.R.E. and the Bayonne P.A.L. Coughlin is also a member of the NJ Canna Business Association and the NJ Cannabis Association. Mr. Coughlin earned a Bachelor of Science degree from Saint Peter's University, Jersey City and received his CPA designation in 1982. Mr. Coughlin is also the recipient of numerous awards and accolades from various organizations throughout New Jersey and New York in recognition of his service and dedication to the communities he serves.

Vincent DiDomenico, Jr. is the Founder and Managing Member of Delta Equity Management, L.L.C. et al developers of Commercial Real Estate in the New Jersey & New York Metropolitan Area. His real estate companies own and manage institutional-grade commercial real estate assets. Mr. DiDomenico has been a Director of the Bank and the Company since May 2017, where he serves on the Loan, Compensation (Chairman), and Law Committees. He also served on the Board of Trustees, as well serving as a past two-term (2003-2005 & 2009-2011) Vice President and a past two-term (2006-2008 & 2011-2013) President, of the New Jersey Self Storage Association (NJSSA). Mr. DiDomenico is also a former Board of Trustee Member of St. Peter's Preparatory School and a former Board of Trustee Member of Far Hills Country Day School. Prior to founding his current companies, Mr. Di Domenico was distinguished as a Deming Scholar from the Gabelli School of Business at Fordham University where he earned an MBA in Finance and Statistics, with a concentration in International Business Studies. He also currently serves on the Capital Campaign Committee at The Delbarton School and has served as Co-Chairman of the Far Hills Country Day School Capital Campaign Committee as well as the Board of Governors for the Archdiocese of Newark, C.Y.O. & Young Adult Ministries. He is a graduate of St. Peter's Preparatory School (1984) and graduate of Villanova School of Business where he received a B.S. degree in Finance (1988).

Mark D. Hogan, C.P.A. is a certified public accountant with an office located in Bayonne, NJ and Naples, FL. Mr. Hogan served on the Board of Trustees for the St. Peter's Preparatory School. Currently, Mr. Hogan serves on the Board of Trustees for the Count Basie Theatre, where he is the Chairman of the Finance Committee and member of the Executive Committee. Because of Mr. Hogan's extensive professional experience, his achievements and his aforesaid licenses and designations, he is deemed well-qualified to serve as Chairman of the Company's Board of Directors. Mr. received a B.S. in Finance from Pace University.

Joseph Lyga Joseph Lyga has served as an Independent Director of the Company since its founding in 2000. Mr. Lyga has been a self-employed contractor and consultant in computer technology, security, network and systems design for the last 39 years. Mr. Lyga attended Jersey City State College and continued his education at the Chubb Institute for Technology. Studying computer programming, as a computer technician, and in computer network design. Mr. Lyga has obtained several certifications in the computer science field such as those in cybersecurity, Network+, Security+, IT security, Cisco, and as an Ethical Hacker. Mr. Lyga's dedicated service and his extensive business background in Information Technology provides the Board of Directors with desired insights into the field of information technology. Mr. Lyga is also a member of several clubs and civic organizations.

John Pulomena has been the County Administrator of Middlesex County, New Jersey, for the past 13 years. As County Administrator for Middlesex County, considered the second largest county in the state, Mr. Pulomena is responsible for the development and management of a $500 million annual budget, supported by a workforce of over 2,000 employees. In this capacity, Mr. Pulomena is responsible for developing the strategic plans for sustained economic growth, critical investments in the county's infrastructure, and enhancing the quality of life for its 825,000 residents through key programs and services. Mr. Pulomena was employed by AT&T for over 22 years, including five years at AT&T Bell Laboratories in software development and 17 years at AT&T corporate in various roles including marketing & sales, government affairs, as Financial Controller, and as Director of the Customer Network Operation Centers. Mr. Pulomena was a Middlesex County Freeholder for 10 years, Council President for the Borough of South Plainfield for nine years, and Chairman of the Middlesex County Planning Board for five years. Mr. Pulomena is a graduate of the City University of New York, where he received a B.S. degree in Computer Science with a minor in Mathematics. Mr. Pulomena currently serves as Chairman of the Company's Audit Committee.

Spencer B. Robbins is the Managing Director of the Law firm of Robbins & Robbins, Esqs. Located in Woodbridge, New Jersey for the past 38 years. The firm is full-service law office, with a specialty in litigation. Mr. Robbins was a founding member of Allegiance Community Bank which he served as Chairman of the Board of

Directors until it merged with BCB Community Bank in 2011. Mr. Robbins previously served as the Chief Judge of Woodbridge Township, and served as the Judge for the South Plainfield and Sayreville Municipal Courts. Mr. Robbins has also been involved with many clients in the real estate development process and is active in other business development. Mr. Robbins also serves as Chairman of the Bank's Legal Committee.

Executive Officers who are not Directors:

Jawad Chaudhry, C.F.A., serves as Senior Vice President, Chief Financial Officer of BCB Bank and BCB Bancorp. Mr. Chaudhry has extensive corporate finance and advisory experience from working both in regional banking and on Wall Street. Most recently, Mr. Chaudhry served as Executive Vice President and Head of FP&A, Corporate Finance & Strategy department at NJ-based $28 billion asset-size Investors Bank. Since joining the Bank in 2015, Mr. Chaudhry had been responsible for leading a number of initiatives that included M&A, Strategic Planning, Budgeting/Forecasting, Enterprise-wide Stress Testing, Capital Planning, CECL Program / Model implementation, and Profitability Reporting. Prior to joining Investors Bank, Mr. Chaudhry spent majority of his career on Wall Street where he worked in the FIG Investment Banking departments at Lehman Brothers, Barclays Capital, and Jefferies. Additionally, Mr. Chaudhry also served on the Morris County Chamber of Commerce (MCCC) Board and was a member of MCCC's Investment Committee.

Mr. Chaudhry graduated Summa Cum Laude from Franklin & Marshall College where he earned his Bachelor's degree in Mathematics and Economics with concentration in Finance. Mr. Chaudhry also holds a Chartered Financial Analyst certification.

Kenneth G. Emerson is Senior Vice President and Chief Strategy and Risk Officer of the Company and the Bank. He has 35 years of New Jersey banking experience, most recently at Blue Foundry Bank where for over 17 years he acted in several capacities including Chief Information Officer, Chief Risk Officer and Chief Operations and Strategy Officer. Previous to those roles, he worked at FinPro, Inc., providing consulting services to the banking industry in strategic planning, mergers and acquisitions, market feasibility, CRA, and asset/liability management. Prior to FinPro, he worked in various accounting roles at Summit Bank, Valley Savings Bank, Howard Savings Bank, and Carteret Savings Bank. He received his CPA designation from the State of New Jersey in 1996.

David Garcia is Senior Vice President and Chief Lending Officer of BCB Bank. Mr. Garcia has been in the finance industry for over 25 years, serving at both New Jersey banks as well as Investment Banks. Immediately prior to joining BCB, he served for over 11 years in various senior capacities at Oritani Bank, most recently as Executive Vice President of the Bank's private REIT, Oritani Asset Corp., as well as Managing Director of Oritani Finance Co. Previously, he served at UBS Investment Bank in the Global Commercial Real Estate/CMBS Group for nearly a decade in capacities of progressive responsibility, culminating as a Director leading the proprietary acquisition of credit-tenant assets nationwide. Prior to UBS, Mr. Garcia served as Associate Director within the real estate finance group at Daiwa Securities. A lifelong resident of Rockland County, NY, Mr. Garcia holds a B.S. from Dominican College and an MBA from Fairleigh Dickinson University. He is the 2019-2021 Chairman of the Real Estate Board of New York Finance Committee, and is active in a number of industry organizations.

Sandra L. Sievewright is Chief Compliance Officer of the Bank. She has been in the banking industry for over 30 years. Ms. Sievewright's diverse experience includes management positions in compliance, bank secrecy, community reinvestment, marketing, security, branch administration, operations and residential lending. She joined the Bank in May 2014. From July 2013 to May 2014, Ms. Sievewright was the Senior Vice President and BSA/Compliance Officer of First Commerce Bank in Lakewood, New Jersey. From October 2005 to July 2013, Ms. Sievewright was the Senior Vice President and Compliance Officer of Bogota Savings Bank in Teaneck, New Jersey.

Wing Siu, is Senior Vice President, Chief IT & Information Security Officer of the Bank. He joined the Bank in 2013 with over 20 years of experience in information technology and security. Mr. Siu is responsible for aligning IT and Bank strategies, planning, resourcing, and managing the delivery of IT services, and solutions to support the Bank's enterprise objectives. Prior to joining the Bank, Mr. Siu was the Chief Information Security Officer of Sterling National Bank ("SNB"), and the IT Director of Sterling National Mortgage Company, a subsidiary of SNB. Mr. Siu is CISSP, CISM, and CISA certified.

Board Independence

The Board of Directors has determined that, as of December 31, 2023, except for Mr. Coughlin, each member of the Board of Directors is an "independent director" within the meaning of The Nasdaq Stock Market LLC ("Nasdaq") corporate governance listing standards. Mr. Coughlin is not considered independent because he is the President and Chief Executive Officer of the Company and the Bank.

The Board of Directors has also determined that each member of the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee of the Board of Directors meets the independence requirements applicable to each committee as prescribed by the Nasdaq Marketplace Rules, the SEC, and the Internal Revenue Service. In determining the independence of each director, the Board of Directors, except as noted below, did not consider any transactions not required to be reported under the section herein entitled "Related Party Transactions."

Board Leadership Structure and Risk Oversight

The Company separates the principal executive officer and board chair positions to provide a higher degree of independence and transparency between the Board of Directors and management. This leadership structure has been in place since the incorporation of the Company. The Board of Directors believes that this leadership structure is most appropriate given the Company's conservative risk profile, the Board of Directors' role in monitoring the Company's execution of its strategic plan, and the risk elements associated with such execution.

The Board of Directors monitors the Company's risk profile through a number of departments within the Bank, as well as independent contractors, to monitor, measure and advise of certain risk parameters of the Company and the Bank, such as interest rate risk, credit risk, cybersecurity risk, liquidity risk, compliance risk, economic risk, operational risk, strategic risk, concentration risk, risks related to the regulation of the Company's industry, and risks related to the Company's common stock. Reports assessing the Company's and the Bank's risk profiles are provided to management, to the appropriate sub-committee(s) and/or committees of the Board and to the full Board of Directors.

Given the increasing, critical nature of information technology and cybersecurity risks, the Bank has a dedicated IT Committee comprised of three independent directors and whose chair has over 35 years of IT-related experience. The Bank's Chief IT & Information Security Officer has over 20 years of information technology and security experience and is CISSP, CISM, and CISA certified.

The Bank's external and internal auditors frequently audit and review its information technology and cybersecurity areas. The Bank also contracts with third-party vendors to perform external penetration testing and internal vulnerability assessments, among other tasks.

Presentations are made by the Bank's IT Department and/or IT Committee to the full Board of Directors regarding cybersecurity risk on at least a quarterly basis. The Bank's IT Department and Risk Department also hold quarterly information technology and cybersecurity meetings with officers of the Bank. Executive officers and officers from each department are in attendance. Additionally, the Bank conducts annual information security/physical security/compliance training sessions with all employees.

Compliance training is provided to the full Board of Directors in order to provide better understanding of the aforesaid risks and the Board's role in managing same. Given the independent roles both the Board and management have in monitoring the Company's risk, the Company believes that its current leadership and reporting structures are well-positioned to identify and mitigate risks as they may arise.

Meetings and Committees of the Board of Directors

The Company's Board of Directors meets on a monthly basis and may hold additional special meetings, as needed. The Company's standing committees include the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. The Bank's other committees include a joint Asset Liability/Enterprise Risk Management Committee (which meets quarterly), a Budget Committee, an Information Technology Committee, an Investment Committee, a Legal Committee, and a Loan Committee.

During the year ended December 31, 2022, the Board of Directors of the Company held 12 regular meetings. No director attended fewer than 75% of the total number of board meetings held and the total number of committee meetings held in which he or she served during 2022, in the aggregate. The Company does not have a written policy regarding director attendance at annual meetings of shareholders. At last year's annual meeting, all directors of the Company were in attendance except for Ms. Bielan and Mr. Pulomena.

Code of Ethics

The Company has adopted a code of ethics that is applicable to the Company's officers, directors, and employees, including the Company's Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer or Controller, and/or persons performing similar functions. The Company's Code of Ethics has been filed as an exhibit to the Annual Report on Form 10-K.

THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee is a joint committee of the Company and the Bank. The Nominating and Corporate Governance Committee consists of Directors Bielan, Collins, Lyga, and Robbins. Each member of the Nominating and Corporate Governance Committee is considered "independent" as defined in the Nasdaq corporate governance listing standards. The Company's Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee and this charter has been posted to the Company's website at www.bcb.bank. For the year ended December 31, 2022, the Nominating and Corporate Governance Committee met seven times.

The functions of the Nominating and Corporate Governance Committee include the following:

- To lead the search for individuals qualified to become members of the Board and to select director nominees to be presented for stockholder approval at the Company's annual meeting. The Committee may establish criteria for service as a director. The Committee shall select individuals as director nominees who shall have the highest personal and professional integrity, who shall have demonstrated exceptional ability and judgment, and who shall be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the stockholders. In addition, the Committee shall adopt procedures for the submission of recommendations by stockholders as it deems appropriate. The Committee shall conduct all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates.
- To review and monitor compliance by the Board and its Committees with Nasdaq listing standards for independence and other requirements.
- To make recommendations to the Board regarding the size and composition of the Board, and to develop and recommend to the Board criteria (such as independence, experience relevant to the needs of the Company, leadership qualities, diversity, and stock ownership) for the selection of individuals to be considered for election or re-election to the Board.
- To review the Board's Committee structure and recommend to the Board for its approval directors to serve as members of each Committee or a process for such selection. The Committee shall review

and recommend Committee slates annually and shall recommend additional Committee members to fill vacancies as needed.

- To develop and recommend to the Board for its approval a set of corporate governance guidelines. The Committee shall review the guidelines on an annual basis, or more frequently if appropriate, and recommend changes as necessary.
- To develop and recommend to the Board for its approval an annual self-evaluation process for the Board and its Committees. The Committee shall oversee the annual self-evaluations.
- To develop and recommend to the Board continuing education guidelines for directors.
- Review, evaluate and recommend succession planning and management development for executive officers, including the CEO, President, COO, and CFO, CLO, CCO and CRO.

The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to the Company's business and who are willing to continue in service are first considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining new perspectives. If a vacancy occurs on the Board of Directors and the Board determines to fill that vacancy, the Board of Directors does not re-nominate a current member for re-election, or the size of the Board of Directors is increased, the Nominating and Corporate Governance Committee would solicit suggestions for director candidates from all board members. In addition, the Nominating and Corporate Governance Committee is authorized by its charter to engage a third party to assist in the identification of director nominees. In such situations, the Nominating and Corporate Governance Committee would seek to identify a candidate who, at a minimum, satisfies the following criteria:

- has the highest personal and professional ethics and integrity and whose values are compatible with the Company's;
- has experience and achievement which demonstrates exceptional business ability and judgment;
- is willing to devote the necessary time to the work of the Board of Directors and its committees, which includes being available for board and committee meetings;
- is familiar with the communities in which we operate and is actively engaged in community activities;
- is involved in other activities or interests that do not create a conflict with their responsibilities to the Company;
- if the Board determines to nominate or appoint a diverse director, meaning an individual who self-identifies as female, an underrepresented minority, or LGBTQ+, whether such candidate is diverse; and,
- has the capacity and desire to represent the balanced, long-term interests of all of the Company's shareholders as a group, and not a special interest group or constituency.

The Nominating and Corporate Governance Committee will also take into account whether a candidate satisfies the criteria for "independence" under the Nasdaq corporate governance listing standards, and, if a nominee is sought for the Company's Audit Committee, the financial and accounting expertise of a candidate.

On August 6, 2021, the SEC voted to approve new listing rules submitted by Nasdaq to advance board diversity through a "comply or disclose" framework and enhance transparency of board diversity statistics. One of the components of these rules is that the Company is required to either include on its board of directors, or publicly disclose why the board does not include, two "Diverse" directors. Currently, under this rule, the Company must have, or explain why it does not have, one Diverse director. By December 31, 2025, the Company must have, or explain in its proxy materials or on its website why it does not have, at least two Diverse directors. As disclosed below, the Company already has two Diverse directors.

Although the Nominating and Corporate Governance Committee and the Board of Directors does not have a formal policy with regard to the consideration of diversity in identifying a director nominee, if a vacancy occurs on the Board of Directors and the Board determines to fill that vacancy, or the Board of Directors does not re-nominate a current member for re-election, the Nominating and Corporate Governance Committee may prioritize diversity in the director identification process. As an example, the Board of Directors decided to increase its size by one director effective as of this year's annual meeting, and the Nominating and Corporate Governance Committee has recommended and the Board has nominated Ryan Blake, Chief Operating Officer and Corporate Secretary, for election, who self-identifies as LGBT+ and therefore is a Diverse director. Mr. Blake is also a Director of BCB Bank.

As stated above, our Board seeks very highly qualified individuals with very relevant skill sets to fill any vacancy on our Board. Due to so many companies currently seeking to add Diverse directors to their boards, finding qualified candidates who are Diverse is extremely competitive. Therefore, even though we may prioritize finding a Diverse director, we may not be able to find a qualified candidate who is considered Diverse as defined by the Nasdaq listing rules.

While the attributes above are always considered in the identification process, the Nominating Committee and the Board of Directors will also evaluate a potential director nominee's personal character, community involvement, and willingness to serve so that he or she can help further the Company's and the Bank's role and mission as a community-based financial institution.

Director Qualification and Diversity Matrices

The members of the Board have a diversity of experience and a wide variety of backgrounds, skills, qualifications, and viewpoints that strengthen their ability to carry out their oversight role on behalf of our stockholders. The following matrices are provided to illustrate the knowledge, skills, diversity, and experience of those directors that serve on our Board. The Nominating Committee of the Company's Board has reviewed the qualifications of those directors nominated to stand for election at this year's annual meeting. The Nominating Committee believes that the following qualifications and professional attributes of each nominee are critical to the way in which the Company executes on its Corporate Governance duties. The qualification matrix does not encompass all of the knowledge, skills, and experience of our directors, and the fact that a particular knowledge, skill or experience is not listed does not mean that a director does not possess it. In addition, the absence of a particular knowledge, skill or experience with respect to any of our directors does not mean the director in question is unable to contribute to the decision-making process in that area. However, a mark indicates a specific area of focus or expertise that the director brings to our Board. More information on each director's qualifications and background can be found in the director biographies above. We regularly review the attributes required of Board members in order to better facilitate our long-term goals and operational performance, enhance our corporate culture and promote diversity and inclusiveness at our company.

Director Nominee Qualification Matrix

Area of Expertise	Ballance	Blake	Rizzo
Accounting/Finance		X	X
Business Generation	X	X	X
Community Reinvestment Act		X	
M&A Transactions	X	X	X
Real Estate Transactions		X	X
Regulatory Insight		X	

The matrix above refers to those directors standing for election at this year's annual meeting.

Director Diversity Matrix

Category	Ballance	Bielan	Blake	Collins	Coughlin	DiDomenico	Hogan	Lyga	Pulomena	Rizzo	Robbins
Gender	M	F	M	M	M	M	M	M	M	M	M
Race/Ethnicity*	C	C	C	C	C	C	C	C	C	C	C
LGBT+	N	N	Y	N	N	N	N	N	N	N	N

* "C" refers to Caucasian

Consideration and Procedures for Shareholder Recommendations for the Nomination of Directors

It is the policy of the Nominating and Corporate Governance Committee to consider director candidates recommended by shareholders who appear to be qualified to serve on the Company's Board of Directors. Consequently, the Company's Board of Directors has adopted procedures for the submission of director nominees by shareholders. The Nominating and Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating and Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. In order to avoid the unnecessary use of the Nominating and Corporate Governance Committee's resources, the Nominating and Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

To submit a recommendation of a director candidate to the Nominating and Corporate Governance Committee, a shareholder should submit the following information in writing, addressed to the Corporate Secretary, BCB Bancorp, Inc., 595 Avenue C, Bayonne, NJ 07002. The Corporate Secretary must receive said submission at least 90 calendar days before the date the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting, advanced by one year.

The submission must include the following information:

- The name of the person recommended as a director candidate;
- all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act");
- the written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;
- a statement of the candidate's business and educational experience;
- a statement detailing any relationship between the candidate and any of the Company's customers, suppliers or competitors;
- as to the shareholder making the recommendation, the name and address, as they appear on the Company's books, of such shareholder; provided, however, that if the shareholder is not a registered holder of the Company's common stock, the shareholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock;
- a statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person; and,
- proof that the person making the recommendation is herself, himself, or itself a shareholder.

The Corporate Secretary has not received any shareholder recommendations for nominations to the Board of Directors at the Company's upcoming annual meeting.

THE AUDIT COMMITTEE

The Audit Committee is a joint committee of the Company and the Bank. As of December 31, 2022, the Audit Committee consisted of Directors Lyga, Hogan, and Pulomena. Each member of the Audit Committee is considered "independent" as defined in the Nasdaq corporate governance listing standards and under SEC Rule 10A-3. The duties and responsibilities of the Audit Committee include, among other things:

- Evaluate the Company's compliance with, and the effectiveness of, administrative operating policies, procedures, accounting and internal control systems;
- Evaluate the Company's compliance with established lending policies and underwriting standards for loans by review of an internal audit report generated at least annually;
- Review all significant accounting changes.
- Review major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management.
- Review the annual audited financial statements with management and the independent accountants, including the adequacy of internal controls that could significantly affect the Company's financial statements;
- Review with management and the independent auditor the Company's quarterly financial statements prior to the filing of its Form 10-Q and its annual report on Form 10-K;
- Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;
- Review and approve the audit plan of the internal auditors, including the extent to which the planned audit scope relates to identifying weaknesses in internal controls and review of the Company's procedures and controls;
- Review the regular reports prepared by the internal auditor, external loan review firm, independent auditor and management's responses and/or corrective actions;
- Discuss with the independent auditor the matters required to be discussed relating to the conduct of the audit;
- Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter provided by the auditor and the Company's response to that letter;
- Receive periodic reports from the independent auditor regarding the auditor's independence, discuss such reports with the auditor, and if so determined by the Committee, recommend that the Board take appropriate action to insure the independence of the auditor;
- Obtain from the independent auditor assurance that Section 10A of the Private Securities Litigation Reform Act of 1995, regarding required disclosures of corporate fraud to management, the Committee and the Board, has not been implicated;
- Be directly responsible for the appointment, retention and termination of the independent auditor, and annually evaluate the performance of the independent auditor, and, if so determined by the Audit Committee, recommend that the Board replace the independent auditor;
- Approve the fees to be paid to the independent auditor and pre-approve all audit and non-audit services provided by the independent auditor;
- Review the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.
- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters; Report any violations of the whistleblower policy to the Board.

The Audit Committee met seven times during 2022. The Board of Directors has adopted a written charter for the Audit Committee and this charter has been posted to the Company's website at www.bcb.bank. The Committee reports to the Board of Directors on its activities and findings.

The Chairman of the Audit Committee is Mr. Pulomena. The Board of Directors believes that Mr. Pulomena qualifies as a "financial expert," as that term is defined in the rules and regulations of the SEC. Mr. Pulomena is independent, as independence for Audit Committee members is defined in the Nasdaq corporate governance listing standards.

Audit Committee Report

In accordance with SEC regulations, the Audit Committee has prepared the following report. As part of its ongoing activities, the Audit Committee has:

- Reviewed and discussed with management the Company's audited consolidated financial statements for the fiscal year ended December 31, 2022;
- Discussed with the independent registered public accounting firm, with and without management, the results of its examination, its evaluation of the Company's internal controls, the overall quality of the Company's financial reporting and the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and,
- Received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, to be filed with the SEC. In addition, the Audit Committee approved the appointment of Wolf & Company, P.C., as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The Audit Committee:
John Pulomena (Chairman)
Joseph Lyga
Mark D. Hogan

THE COMPENSATION COMMITTEE

During the year ended December 31, 2022, the Compensation Committee met three times to determine the Company's compensation programs and adjustments. The Compensation Committee of the Company, as of December 31, 2022, consisted of Directors DiDomenico, Lyga, and Robbins. Each member of the Compensation Committee is considered "independent" as defined in the Nasdaq corporate governance listing standards. Mr. Coughlin does not participate in the Board of Directors' determination of his compensation as Chief Executive Officer or President. The Board of Directors has adopted a written charter for the Compensation Committee and this charter has been posted to the Company's website at www.bcb.bank.

Roles and Responsibilities. The primary purpose of the Compensation Committee is to assist the Board in fulfilling its responsibilities relating to the compensation and benefits provided to the Company's executive management, and in that connection, it is authorized to review, evaluate and recommend various benefit plans and overall compensation for the Company and the Bank. Direct responsibilities include, but are not limited to:

- Establishing, reviewing, and modifying from time to time, as appropriate, the overall compensation philosophy of the Company;
- Evaluating and recommending goals and objectives relevant to the compensation of the Chief Executive Officer and certain other executive officers, and evaluating the performance of certain executive officers in light of those goals and objectives;
- Administering and having discretionary authority over the issuance of equity awards to employees and directors under the Company's active shareholder-approved incentive plans;
- Reviewing, evaluating, and recommending the compensation level of the Chief Executive Officer;
- Reviewing, evaluating and recommending compensation levels of certain other key executive officers; and,
- Reviewing, evaluating and determining the compensation (including stock options, restricted stock awards, retainers, fees, etc.) to be paid to directors of the Company and the Bank and of affiliates of the Company for their service on the Board(s).

The Compensation Committee reviews, evaluates and recommends to the full board the compensation paid to the Chief Executive Officer and certain other members of executive management, which compensation may include both equity and non-equity compensation. The performance of the Chief Executive Officer and certain other members of executive management is reviewed annually by the Compensation Committee. Performance evaluations are generally measured on criteria applicable to executive management as a whole and may include specific responsibilities of each member of executive management. While strict numerical formulas are not necessarily used to evaluate the performance of the Company's executive management team, criteria considered may include earnings, return on equity, return on assets, asset quality, capital management, risk management, franchise expansion, corporate governance, expertise, general management skills, and each executive's contribution to the Company's successful operation. These criteria are evaluated not only on current-year performance, but may also be evaluated on the trend of performance over the past several years and within the context of unusual operating and performance circumstances. The Committee also takes into consideration factors outside the control of management, such as the state of the economy, the interest rate environment, regulatory mandates, and competition.

Except for the Company's President and Chief Executive Officer and Chief Operating Officer and Corporate Secretary, members of executive management generally are not engaged directly with the Compensation Committee in setting the amount or form of their compensation or director compensation. However, as part of the annual performance review for certain members of executive management other than the Chief Executive Officer, the Compensation Committee considers the Chief Executive Officer's perspective on those members of the executive management team's individual performance. In addition, the Compensation Committee may delegate to management certain of its duties and responsibilities, including the adoption, amendment, modification or termination of the Bank's tax-qualified retirement plans and health and welfare plans. The Compensation Committee also reviews, evaluates and determines the form and amount of compensation paid to the Company's directors.

The Compensation Committee has sole authority and responsibility under its charter to approve the engagement of any compensation consultant it uses and the fees for those services.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee reviews, evaluates and recommends to the full Board the compensation paid to the Chief Executive Officer and certain other members of executive management, which compensation may include both equity and non-equity compensation. None of the members of the Compensation Committee was an officer or employee of the Company or the Bank during the fiscal year ended December 31, 2022, or is a former officer of the Company or the Bank.

During the fiscal year ended December 31, 2022: (i) no executive of the Company or the Bank served as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on the Compensation Committee of the Company; (ii) no executive officer of the Company or the Bank served as a director of another entity, one of whose executive officers served on the Compensation Committee of the Company; and, (iii) no executive officer of the Company or the Bank served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served as a director of the Company or the Bank.

Compensation Discussion and Analysis

Compensation Objectives. Our compensation objectives begin with the premise that our success depends, in large part, on the dedication and commitment of the people we place in key management positions, and the incentives we provide such persons to successfully implement our business strategy and other corporate objectives. The overall objectives of our compensation program are to retain, motivate, and reward employees and officers (including Named Executive Officers, as defined below) for performance, and to provide competitive compensation to attract talent to our organization. We recognize that we operate in a competitive environment for talent. Therefore, our approach to compensation considers a range of compensation techniques as we seek to attract and retain key personnel.

We intend to base our compensation decisions on four basic principles:

- Meeting the Demands of the Market – Our goal is to compensate our employees at competitive levels that position us as the employer of choice among our peers who provide similar financial services in the markets we serve.
- Aligning with Shareholder Interest – As a public company, we use equity compensation as a key component of our compensation program to develop a culture of ownership among our key personnel and to align their individual financial interest with the interests of our shareholders.
- Driving Performance – We will base compensation in part on the attainment of company-wide, business unit, and individual targets that contribute to our earnings within risk tolerance.
- Reflecting our Business Philosophy – Our approach to compensation reflects our values and the way we do business in the communities we serve.
- We believe that we can achieve the objectives of our compensation philosophy by implementing a compensation program that is competitive with our industry peers and creates appropriate incentives for our management team.

This discussion is focused specifically on the compensation of the following executive officers, each of whom is named in the "Executive Compensation Summary" which appears later herein. These three executives are referred to in this discussion as "Named Executive Officers."

Name	Title as of December 31, 2022
Thomas M. Coughlin	President & Chief Executive Officer
Ryan Blake	Chief Operating Officer & Corporate Secretary
Kenneth G. Emerson	Chief Strategy & Risk Officer

Designing our Compensation Program. Our compensation program is designed to reward the Named Executive Officers based on their level of assigned management responsibilities, experience and performance levels. The creation of long-term value is highly dependent on the development and effective execution of a sound business strategy by our Named Executive Officers.

Other considerations influencing the design of our executive compensation program are:

- Experience in the financial services industry that promotes the safe and sound operation of the Company and the Bank;
- Experience and prior performance of our executives in successfully implementing and completing strategic goals;
- Experience in all aspects of risk management;
- Experience in our markets relating to the needs of our customers, products, and investments in various phases of the economic cycle;
- Disciplined decision-making that respects our strategic plan but adepts quickly to change;
- The retention and development of incumbent executives who meet, or exceed, performance objectives, since recruiting executives can be expensive, unpredictable, and may have a disruptive effect on our operations;
- The compensation and employment practices of our competitors within the financial services industry and elsewhere in the marketplace; and,
- Each executive's individual performance and contribution in helping us achieve our corporate goals.

Role of the Compensation Committee and the Named Executive Officers. Our Compensation Committee and President and Chief Executive Officer have a significant role in helping us achieve our compensation objectives and designing our compensation program. The Compensation Committee is responsible for overseeing and making recommendations to the full Board of Directors with respect to our compensation program related to the Named Executive Officers. The Compensation Committee regularly evaluates and recommends the elements of total compensation payable to the Named Executive Officers. In making these determinations, the Compensation Committee considers the Named Executive Officer's level of job responsibility, the compensation paid by peers for similar levels of responsibility, industry survey data regarding executive compensation, and our financial condition and performance

The President and Chief Executive Officer provides the Compensation Committee with input regarding our employee compensation philosophy, process and compensation decisions for employees other than himself. In addition to providing factual information on relevant measures, the President and Chief Executive Officer articulates senior management's views on current compensation programs and processes, recommends relevant performance measures to be used for future evaluations and otherwise provides information to assist the Compensation Committee. The President and Chief Executive Officer also provides information about individual performance assessments for the other Named Executive Officers and expresses to the Compensation Committee his views on the appropriate levels of compensation for the other Named Executive Officers for the ensuing year.

The President and Chief Executive Officer participates in Compensation Committee activities purely in an informational and advisory capacity. He has no vote in the Compensation Committee's decision-making process. The President and Chief Executive Officer does not attend the portions of Compensation Committee meetings during which his performance is evaluated or his compensation is being determined. No Named Executive Officer (other than the President and Chief Executive Officer) attends the portions of Compensation Committee meetings during which the performance of the other Named Executive Officers is evaluated or their compensation is being determined.

Use of Consultants. In 2022, neither the Board of Directors nor the Compensation Committee engaged the services of a compensation consultant.

Elements of Compensation. Our compensation program with respect to our Named Executive Officers primarily consists of the following:

- Base salary, which is designed to provide a reasonable level of predictable income commensurate with market standards for the executive's position;

- Non-equity bonus and incentive compensation, which is recommended by the Compensation Committee based on the satisfaction of company-wide and individual-based performance objectives;
- Equity compensation of awards stock options and restricted stock, which provides incentives to maximize shareholder value;
- Supplemental Executive Retirement Plans (SERPs);
- A deferred compensation plan;
- Severance benefits payable pursuant to employment agreements with certain Named Executive Officers;
- Benefits payable pursuant to our 401(k) plan; and,
- Health and welfare benefits

The Compensation Committee seeks to create what it believes is the best mix of each element of compensation in recommending a Named Executive Officer's total compensation. For each Named Executive Officer, a significant percentage of total cash compensation is at-risk, meaning that it will generally be earned when the Company, the Bank and the Named Executive Officer are successful in realizing the interests of the Company and the Bank.

The Compensation Committee reviewed compensation for the year ended December 31, 2022, for the Named Executive Officers, relative to the competitive market and to the results delivered on established objectives and performance criteria, and concluded that each Named Executive Officer's compensation was consistent with market practice and was based on the Named Executive Officer's performance.

Base Salary. Base salary is the primary source of compensation for services performed during the year for all employees. On an annual basis, the Compensation Committee reviews the base salaries of the Named Executive Officers and primarily considers:

- Market data for peer institutions and direct competitors located in New Jersey, the New York metropolitan area, and the northeast region;
- Internal review of the Named Executive Officer's compensation, both individually and relative to other officers;
- Individual performance of the Named Executive Officer; and,
- Our financial condition and results of operations, including tax and accounting impact of the base salaries.

Base salaries are reviewed annually and adjusted from time-to-time to realign base salaries with market levels, after taking into account the considerations discussed above. Details regarding the base salary earned by the Named Executive Officers are included in the "Executive Compensation Summary" table in this section.

Non-Equity Bonus and Incentive Compensation. The Compensation Committee has the ability to review, evaluate and recommend to the full Board discretionary bonus payments to the Named Executive Officers. While strict numerical formulas were not used to quantify the bonus payments payable to the Named Executive Officers in 2022, both company-wide and individually-based performance objectives are used by the Compensation Committee to recommend bonus payments. Company-wide performance objectives focus on growth, expense control, asset quality (particularly the quality of our loan portfolio and positive results of our quality control audits), compliance audits and regulatory "safety and soundness" examinations. Such performance objectives are customarily used by similarly-situated financial institutions in measuring performance. Individually-based performance objectives are determined based on the individual's responsibilities and contributions to our successful operation. Both the company-wide and individually-based performance objectives are evaluated by the Compensation Committee on an annual basis and as a trend of performance. The Compensation Committee also takes into consideration outside factors that impact our performance, such as national and local economic conditions, the interest rate environment, regulatory mandates and the level of competition in our market area.

The "Executive Compensation Summary" table in this section provides the bonus payments which were paid to the Named Executive Officers in 2022 and 2021.

Equity Compensation. The Compensation Committee has the ability to review, evaluate, and recommend to the full Board stock option awards to be granted to the Named Executive Officers under our 2011 Stock Option Plan and stock option, restricted stock, and restricted stock unit awards to be granted to the Named Executive Officers under our 2018 Equity Incentive Plan, in an effort to focus their attention on our sustained, long-term financial performance. A stock option award gives the recipient the right to purchase shares of our common stock at a specified price during a specified period of time. Restricted stock awards grant shares of our common stock for no consideration, subject to a vesting schedule or the satisfaction of market conditions or performance conditions. Restricted stock units are denominated in shares of our common stock except no shares of stock are actually awarded on the date of grant of a restricted stock unit. A restricted stock unit is subject to a vesting schedule or the satisfaction of market conditions or performance conditions and are settled in either shares of our common stock or, in the sole discretion of the Compensation Committee determined at the time of settlement, cash based on the fair market value of a share of our common stock multiplied by the number of units being settled. The Compensation Committee believes that stock option, restricted stock awards and restricted stock unit awards: (1) reward the Named Executive Officers for long-term, sustained performance and stock price growth; (2) align the Named Executive Officers' interests with our shareholders' through stock ownership; and (3) provide an incentive to the Named Executive Officers to remain employed with the Company and the Bank through the vesting periods of the awards.

The "Executive Compensation Summary" and "Outstanding Equity Awards at Year End" tables in this section provide the equity compensation payments which were paid to the Named Executive Officers in 2022.

Severance Benefits. We currently maintain employment agreements with Mr. Coughlin, Mr. Blake, and Mr. Emerson that provide them with severance payments in the event of termination of employment without cause. Please see "Employment Agreements" and "Compensation Committee Communications and Responsiveness" below for a more thorough description of these agreements.

Retirement Plans. The Named Executive Officers are eligible to participate in our 401(k) plan on the same terms as other employees. Please see "Tax-Qualified Benefit Plans" below for a more thorough description of our retirement plans. We also provide Mr. Coughlin with non-qualified supplemental retirement benefits under a supplemental executive retirement plan dated December 29, 2021. Please see "Supplemental Executive Retirement Plan" below for a more thorough description of this agreement. Named Executive Officers are also eligible to participate in the Executive and Director Deferred Compensation Plan as amended and restated January 1, 2023. Please see "Executive and Director Deferred Compensation Plan" below for a more thorough description of this plan.

Health and Welfare Benefits. We provide group health, dental, and vision insurance coverage to our employees, including the Named Executive Officers, with the employees being responsible for a portion of the premiums. The Compensation Committee believes these benefits are appropriate and assist the employees in fulfilling their employment obligations.

Tax and Accounting Implications. In consultation with our advisors, we evaluate the tax and accounting treatment of our compensation program at the time of adoption and on an annual basis to ensure that we understand the financial impact of the program. Our analysis includes a detailed review of recently adopted and pending changes in tax and accounting requirements. As part of our review, we consider modifications and/or alternatives to existing programs to take advantage of favorable changes in the tax or accounting environment or to avoid adverse consequences. To preserve maximum flexibility in the design and implementation of our compensation program, we have not adopted a formal policy that requires all compensation to be tax deductible. However, to the greatest extent possible, we structure our compensation program in a tax efficient manner.

Risk Management. The Compensation Committee believes that any risks arising from our compensation policies and practices for all of our employees, including our Named Executive Officers, are not reasonably likely to have a material adverse effect on the Company or the Bank. In addition, the Compensation Committee believes that the mix and design of the elements of our compensation program will encourage our senior management to act in a manner that is focused on the long-term valuation of the Company and the Bank.

The Compensation Committee regularly reviews our compensation program to ensure that controls are in place so that our employees are not presented with opportunities to take unnecessary and excessive risks that could threaten the Company and the Bank. With respect to our non-equity bonus compensation program, the Compensation Committee utilized both company-wide and individual performance objectives to recommend the bonus payments made to our Named Executive Officers. The performance objectives selected are customary performance metrics for financial institutions in our peer group. In addition, because the Compensation Committee evaluates company-wide performance objectives as a trend of performance, the long-term financial performance of the Company and the Bank is in correlation with any bonus payments awarded to our Named Executive Officers.

By recommending the granting of equity awards under the Company's equity incentive plans, the Compensation Committee has attempted to place more of our common stock into the hands of our employees in an effort to align their interests with those of our shareholders, which should contribute to long-term shareholder value and decrease the likelihood that our employees would take excessive risks which might threaten the value of their common stock received under our equity compensation program.

Please see the "Director Compensation" section for detailed information on payments to directors.

Compensation Committee Communications and Responsiveness

The Board of Directors understands that having employment agreements that provide for change in control severance payments without involuntary job loss or substantial diminution of duties (referred to as "single" trigger agreements) may be considered problematic by certain third-party proxy advisory firms. Therefore, the employment agreements entered into in 2022 with Mr. Emerson and Mr. Blake, and Mr. Coughlin's SERP, each require an involuntary job loss or substantial diminution of duties in order for change in control severance payments to be made. However, when amending and restating the employment contract with Mr. Coughlin in 2022, the board believed that the vast majority of Chief Executive Officers sustain either involuntary job loss or substantial diminution of duties in connection with a change in control, so that having such a requirement in Mr. Coughlin's employment agreement was not necessary. The board further believed that, based on a review of recent merger transactions, executive agreements providing for (1) a change in control and (2) involuntary job loss or substantial diminution of duties before severance is paid, are often times amended in connection with the signing of the merger agreement to make such agreements single trigger agreements. Therefore, the board believed that making Mr. Coughlin's employment agreement a single trigger agreement was not problematic or disadvantageous to the Company or any potential acquirer, but rather served to simplify matters in the context of any change in control, saving all parties considerable time and expense.

The Board of Directors and executive management of the Company are in frequent communications with the Company's shareholder base, including its institutional investors, both through quarterly earnings calls and through voluntary distributions of data enclosed with our quarterly dividends. Additional information on the latter process can be found within this Proxy Statement under "Other Matters - Board Communications with Shareholders." In the course of these communications, any shareholder or institutional investor questions or concerns regarding executive compensation, if any, have been addressed by management or by the Board of Directors.

The Board of Directors believes that the Company's compensation to executive management is appropriate based on review and analysis of companies similar to our asset size and in our geographic area. The Compensation Committee analyzes data related to the Company's peer groups annually in order to review executive compensation, including reports and documents prepared by third-party, independent vendors.

Employee, Officer, and Director Hedging. As a part of its Insider Trading Policy, the Company has adopted an Anti-Hedging Policy which prohibits directors and executive officers of the Company from entering into hedging or monetization transactions or similar arrangements with respect to Company securities. Directors and executive officers may not buy or sell puts or calls on, or other derivative securities with respect to, the Company's securities under this policy.

Directors and executive officers of the Company may not hold Company securities in a margin account or pledge Company securities as collateral for any loan without the prior approval of the Board of Directors in accordance with the Anti-Hedging Policy. The policy states that the Company's Board of Directors will not approve any pledge of Company securities as part of a hedging or monetization strategy designed to or otherwise having the effect of hedging or offsetting any decrease in the market value of Company securities.

Report of the Compensation Committee on Executive Compensation

The Compensation Committee has reviewed and discussed the section entitled "Compensation Discussion and Analysis" with management. Based on this review and discussion, the Compensation Committee recommends to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement.

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference, and shall not otherwise be deemed filed with the Securities and Exchange Commission.

This report has been provided by the Compensation Committee:

Vincent DiDomenico, Jr. (Chairman)
Joseph Lyga
Spencer Robbins

EQUITY COMPENSATION PLAN INFORMATION

Set forth below is information as of December 31, 2022 regarding equity compensation plans that have been approved by shareholders. The Company has no equity-based benefit plans that were not approved by shareholders.

Plan	Number of securities to be issued upon exercise of outstanding options and rights	Weighted average Exercise price[1]	Number of securities remaining available for issuance under plans
2011 Stock Option Plan	700,600	$11.79	--
2018 Equity Incentive Plan	384,525	$11.98	192,638
Equity compensation plans not approved by shareholders	--	--	--
Total	1,085,125	$11.86	192,638

(1) The weighted average exercise price reflects the exercise prices ranging from $9.03-$13.68 per share for options granted under the 2011 Stock Option Plan and the 2018 Equity Incentive Plan.

EXECUTIVE COMPENSATION

Summary Compensation Table. The following table set forth the total compensation paid to Thomas Coughlin, as Principal Executive Officer of the Company and the Bank, to Ryan Blake, as the Chief Operating Officer and Corporate Secretary of the Company and the Bank, and to Kenneth G. Emerson, the Chief Strategy & Risk Officer of the Company and the Bank for each of the years in the two-year period ended December 31, 2022. After Mr. Coughlin, Mr. Blake, and Mr. Emerson were the two most highly-compensated officers who received total compensation of at least $100,000 from the Company or the Bank during the year ended December 31, 2022. The officers listed in the table below are each a "Named Executive Officer."

EXECUTIVE COMPENSATION SUMMARY

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Restricted Stock Awards(2) ($)	Option Awards(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation(5) ($)	Total ($)
Thomas M. Coughlin	2022	585,000	300,000	354,170	-	328,000	48,146	1,615,316
President, Chief Executive Officer & Director	2021	585,000	- (6)	30,936	12,000	597,112	45,948	1,270,996
Ryan Blake	2022	400,000	125,000	342,190	-	-	35,027	902,217
Senior Vice President and Chief Operating Officer	2021	250,000	60,000	-	6,458	-	6,477	322,935
Kenneth G. Emerson	2022	250,000	125,000	-	-	-	19,637	394,637
Senior Vice President, Chief Strategy and Risk Officer	2021	230,000	100,000	-	-	-	14,396	344,396

(1) Represents the cash bonus earned by the named executive officer during the fiscal year covered but determined during the following fiscal year.
(2) Represents the grant date fair value of restricted stock received under the BCB Bancorp, Inc. 2018 Equity Incentive Plan. The grant date fair value has been computed in accordance with the stock-based compensation accounting rules (FASB ASC Topic 718). The grant date fair assumptions used in calculating the award values may be found in the Company's consolidated financial statements set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.
(3) Represents the grant date fair value of the stock option awards received under the BCB Bancorp, Inc. 2018 Equity Incentive Plan. The grant date fair value has been computed in accordance with the stock-based compensation accounting rules (FASB ASC Topic 718). The grant date fair assumptions used in calculating the award values may be found in the Company's consolidated financial statements set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.
(4) For 2021, the amount represents the Year 1 pension expense based on the actuarial present value of the accumulated benefit (50% vesting) under the SERP at December 31, 2021. For 2022, the amount represents the increase in the actuarial present value of the accumulated benefit from the end of the prior year.
(5) The amounts in this column reflect what the Company paid for, or reimbursed, the applicable Named Executive Officer for the various benefits and perquisites received. A breakdown of the various elements of compensation in this column for the years ended December 31, 2022 and 2021 is set forth in the table provided below.
(6) The Compensation Committee determined that Mr. Coughlin was entitled to be awarded a $300,000 bonus with respect to 2021, and the Bank and Mr. Coughlin agreed that this amount should be applied to his SERP/Pension plan to offset Year 1 costs.

The amounts in the table below reflect a breakdown of the various elements of all other compensation for the year ended December 31, 2022, as reported in the executive summary compensation table above. The amounts provided in this table reflect what the Company paid for, or reimbursed, the applicable Named Executive Officer for the various benefits and perquisites received.

Name and Principal Position	Year	Employer Contributions to 401(k) Plan ($)	Life Insurance ($)	Board Retainer ($)	Car Allowance ($)	Total All Other Compensation ($)
Thomas M. Coughlin	2022	12,200	1,946	10,000	24,000	48,146
President, Chief Executive Officer & Director	2021	11,600	948	10,000	23,400	45,948
Ryan Blake	2022	9,150	1,877	-	24,000	35,027

Chief Operating Officer, Corporate Secretary, & Director	2021	5,889	588	-	-	6,477
Kenneth G. Emerson	2022	12,200	1,437	-	6,000	19,637
Senior Vice President, Chief Strategy & Risk Officer	2021	7,448	948	-	6,000	14,396

Employment Agreements

Thomas M. Coughlin Agreement. On September 26, 2022, the Company and the Bank entered into an employment agreement with Mr. Coughlin that amended and restated his employment agreement dated February 24, 2020. The new agreement was made retroactively effective as of September 1, 2022, for a three-year term ending on August 31, 2024. The agreement will automatically renew for an additional three years unless the Bank or Mr. Coughlin provides written notice of termination of the agreement to the other party no less than 90 days prior to the expiration of the term or until such time as either party terminates the agreement. The agreement provided Mr. Coughlin with an annual base salary of $585,000 for the 2022 calendar year. This base salary is subject to annual review and adjustment commensurate with compensation of similar executives of similarly sized financial institutions located in the same geographic region. He will also be entitled to discretionary performance bonuses annually of up to 50% of his base salary and other incentive compensation and bonus plans or arrangements of the Bank. In addition, he is entitled to participate in the employee benefit plans offered by the Bank and will be reimbursed for business expenses incurred. The Bank will also provide him with life, medical, dental and disability coverage.

In the event of the involuntary termination of his employment by the Bank prior to a change in control of the Company or the Bank for reasons other than cause, disability or death, Mr. Coughlin will receive a cash lump sum payment equal to his base salary through the remaining term of the agreement. In addition, he will receive continued life insurance coverage and non-taxable medical and dental insurance coverage under the same terms and conditions immediately prior to his termination that will cease upon the earlier of (A) the later of one (1) calendar year or the end of the term of the employment agreement; (B) the date on which substantially comparable coverage is made available to him through subsequent employment; or (C) the date he becomes eligible for Medicare coverage.

Upon the occurrence of a change in control of the Company or the Bank, Mr. Coughlin will receive a lump sum payment equal to 2.99 times an amount equal to the sum of (i) his annual base salary at the time of a change in control, and (ii) an amount equal to the annual bonus paid to him during the most recent prior year in which he received a bonus. This payment will be paid within thirty days following the date of the change in control. However, the change in control payments would be reduced to the extent necessary to avoid penalties under Section 280G of the Internal Revenue Code.

Except in the case of a separation from service following a change in control, the employment agreement provides that for a period of one year following his separation from service, Mr. Coughlin will not (i) cause any employee of the Bank to terminate his or her employment and accept employment or become affiliated with any business whatsoever which competes with the business of the Bank, or (ii) cause any customer of the Bank to terminate an existing business or commercial relationship with the Bank.

Kenneth G. Emerson and Ryan Blake Agreements. On February 16, 2022, the Company and the Bank entered into employment agreements with Mr. Emerson and Mr. Blake, respectively. Each agreement was made retroactively effective as of January 1, 2022, for an initial term of 12 calendar months. The agreements will automatically renew for an additional 12 calendar months unless the Bank provides written notice of termination of the agreements no less than 90 days prior to the expiration of the term.

The agreements provide Mr. Emerson with an annual base salary of $230,000, and Mr. Blake with an annual base salary of $250,000 for the 2022 calendar year, subject to annual review and adjustment. In the 2022 review, Mr. Blake's annual base salary was increased to $400,000. The executives will also be entitled to discretionary cash performance bonuses of up to 50% of their base salaries and to participate in other incentive compensation and bonus plans or arrangements of the Bank. In addition, the executives are entitled to participate in the employee benefit plans offered by the Bank and will be reimbursed for business expenses incurred. The Bank will also provide the executives with life, medical, dental and disability coverage.

Under each agreement, in the event of involuntary termination of employment prior to a change in control of the Company or the Bank for reasons other than cause, disability or death, the executive will receive a cash lump sum payment equal to his base salary through the remaining term of the agreement, or six months of base salary, whichever is greater. In addition, the executive will receive continued life insurance coverage and non-taxable medical and dental insurance coverage under the same terms and conditions that exist immediately prior to the executive's termination, which will cease upon the earlier of (A) the later of one (1) calendar year or the end of the term of the agreement; (B) the date on which substantially comparable coverage is made available to him through subsequent employment; or (C) the date the executive becomes eligible for Medicare coverage.

If within two years after the occurrence of a change in control of the Company or the Bank, the executive's employment is terminated by the Bank (or its successor) without cause or the executive voluntarily terminates for Good Reason (as defined in the agreement), the executive will receive a lump sum payment equal to (i) in the case of Mr. Emerson, his annual base salary at the time of a change in control, and in the case of Mr. Blake, three times his annual base salary at the time of a change in control, plus (ii) an amount equal to the amount of his most recently paid (or determined but not yet paid) annual bonus. This payment will be paid within thirty days following the date of the termination of employment. The change in control payments would be reduced to the extent necessary to avoid penalties under Section 280G of the Internal Revenue Code.

Except in the case of a separation from service following a change in control, each of the employment agreements with Mr. Blake and Mr. Emerson provides that for a period of one year following his separation from service, the executive will not (i) cause any employee of the Bank to terminate his or her employment and accept employment or become affiliated with any business whatsoever which competes with the business of the Bank, or (ii) cause any customer of the Bank to terminate an existing business or commercial relationship with the Bank.

Supplemental Executive Retirement Plan

The Bank implemented a defined benefit supplemental executive retirement plan (the "SERP") on December 29, 2021 for the benefit of Mr. Coughlin. The Bank has implemented the SERP to provide supplemental nonqualified pension benefits to Mr. Coughlin and incentivize him to continue to make substantial contributions to the success of the Bank. The SERP provides Mr. Coughlin with supplemental retirement income payable in the form of a life annuity. Upon his separation from service (as defined in the SERP) after reaching normal retirement age (age 65), for any reason other than death, benefit payments will commence on the first day of the second month following his separation from service, payable monthly and continuing for his lifetime. The monthly benefit payment will be $10,000 (the "Normal Retirement Benefit"). Except as provided below, in the event he should incur a separation from service prior to normal retirement age, then upon reaching normal retirement age he will receive 75% of the Normal Retirement Benefit in the case of a separation from service occurring prior to the end of the calendar year 2023; and 100% of the Normal Retirement Benefit in the case of a separation from service occurring at or after the end of calendar year 2023.

If Mr. Coughlin is actively employed at the time of a change in control (as defined in the SERP) and incurs a separation from service within 24 months after the change in control, except a separation from service for cause (as defined in the SERP), he will receive 100% of the Normal Retirement Benefit upon reaching normal retirement age. The SERP also provides that in connection with such a change in control, a rabbi trust will be formed into which assets will be contributed to provide the Bank or its successor with a source of funds to satisfy the obligations under the SERP. In the event Mr. Coughlin experiences a separation from service for cause, he will forfeit his entire SERP benefit, regardless of vesting.

In the event Mr. Coughlin dies while in active service with the Bank, his beneficiary will receive a lump sum payment equal to his account balance (the liability accrued by the Bank under generally accepted accounting principles as of such date) at the time of death in a single lump sum within 60 days of the date of death. In the event he dies after a separation from service but before receiving 180 monthly payments, his beneficiary will receive the monthly benefit payments that he was entitled to at the time of his death until 180 monthly payments have been made. If he has already received 180 monthly payments at the time of his death, his beneficiary will not be entitled to a death benefit.

Except in the case of a separation from service following a change in control, the SERP provides that for a period of one year following his separation from service, Mr. Coughlin will not (i) cause any employee of the Bank to terminate his or her employment and accept employment or become affiliated with any business whatsoever which competes with the business of the Bank, or (ii) cause any customer of the Bank to terminate an existing business or commercial relationship with the Bank.

Executive and Director Deferred Compensation Plan.

The Board of Directors of the Bank adopted a deferred compensation originally effective on October 1, 2005, which was amended and restated effective January 1, 2023 (the "2023 Deferred Plan"). The 2023 Deferred Plan is designed to comply with the requirements of Section 409A of the Internal Revenue Code. Select executives and all members of the Board of Directors of the Bank are eligible to participate in the 2023 Deferred Plan. Pursuant to the 2023 Deferred Plan, a participant may elect to defer, on a pre-tax basis, receipt of all or any portion of salary, bonus or fees and retainers received for his or her employment or service on the Board of Directors and on committees of the Board of Directors, but only to the extent such amounts are attributable to services not yet performed. The Bank credits the deferred amounts to a bookkeeping account.

The Bank may, but is not required to, make matching or discretionary contributions on behalf of participants. Any such matching or discretionary contribution will vest after the participant completes three years of service with the Bank, except that participants will automatically become 100% vested in their matching or discretionary contributions upon our change in control. Notwithstanding the foregoing, if the participant engages in injurious conduct (as defined in the 2023 Deferred Plan), all matching or discretionary contributions (whether vested or not) shall be forfeited.

A participant may elect to allocate the deferred amounts into an investment account and select among various investment options upon which the rate of return of the deferred amounts will be based. The participants' investment accounts are adjusted periodically to reflect the deemed gains and losses attributable to the deferred amounts.

Deferred amounts will be paid out on the participant's benefit age as designated in his or her deferral election form or upon the participant's death, disability or separation from service, if such date is earlier than his or her designated benefit age. Distributions may also be made earlier than the participant's designated benefit age if the distribution is necessary to satisfy a financial hardship, as defined under Section 409A of the Internal Revenue Code. At the election of the participant, the distribution may be paid out in a lump sum or in equal annual installments over a period not to exceed ten years.

The 2023 Deferred Plan is a nonqualified deferred compensation plan. The Bank may establish a "rabbi trust" to which the Bank may deposit such deferrals and earnings, but the rights of all participants to any deferred amounts represent the Bank's unsecured promise to pay and the deferred amounts remain subject to the claims of the Bank's creditors.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of our company.

Year	Summary Compensation Table Total for Principal Executive Officer ("PEO")[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ("NEOs")[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On Total Shareholder Return ("TSR")[5]	Net Income (Loss) ($000s)[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)
2022	1,615,316	1,814,638	648,427	770,655	176	45,579
2021	1,270,996	1,574,747	333,665	363,795	146	34,240

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for President & Chief Executive Officer Thomas Coughlin for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation—Summary Compensation Table."

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Coughlin, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Coughlin during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Coughlin total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO ($)	Less Reported Value of Equity Awards[a] ($)	Equity Award Adjustments[b] ($)	Compensation Actually Paid to PEO ($)
2022	1,615,316	(354,170)	553,492	1,814,638
2021	1,270,996	(42,936)	346,697	1,574,757

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Restricted Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2022	53,970	177,438	320,450	1,634	-	-	553,492
2021	37,032	262,047	-	47,618	-	-	346,697

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for our company's named executive officers as a group (excluding Mr. Coughlin) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the named executive officers (excluding Mr. Coughlin) included for purposes of calculating the average amounts in each applicable year are as follows: for 2022 and 2021, Mr. Blake and Mr. Emerson.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the named executive officers as a group (excluding Mr. Coughlin), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the named executive officers as a group (excluding Mr. Coughlin) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the named executive officers as a group (excluding Mr. Coughlin) for each year to determine the compensation actually paid, using the same methodology described above in Note (2):

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Less Average Reported Value of Equity Awards ($)	Average Equity Award Adjustments[a] ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2022	648,427	(85,548)	207,776	770,655
2021	333,665	(1,614)	31,744	363,795

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2022	16,101	13,075	179,075	(475)	-	-	207,776
2021	18,130	13,614	-	-	-	-	31,744

(5) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our company's share price at the end and the beginning of the measurement period by our company's share price at the beginning of the measurement period. No dividends were paid on stock or option awards in 2021 or 2022.

(6) The dollar amounts reported represent the amount of net income (loss) reflected in our consolidated audited financial statements for the applicable year.

Analysis of the Information Presented in the Pay Versus Performance Table

We generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with "compensation actually paid" (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

Compensation Actually Paid and Net Income (Loss)

In 2021 and 2022, our net income was $45.6 million and $34.2 million, respectively. This represents a year-over-year growth in net income by 33.1%. The compensation actually paid for both our PEO and non-PEO NEOs increased between 2021 and 2022 commensurate with the increase in net income.

Compensation Actually Paid and Cumulative TSR

As shown in the following graph, the compensation actually paid to Mr. Coughlin and the average amount of compensation actually paid to our named executive officers as a group (excluding Mr. Coughlin) during the periods presented are positively correlated.



COMPENSATION ACTUALLY PAID AND CUMULATIVE TSR

All information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference in any filing of our company under the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Outstanding Equity Awards at Year End. The following table sets forth information with respect to outstanding equity awards as of December 31, 2022, for the Company's Named Executive Officers.

Name and Principal Position	Option Awards				Stock Awards	
	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#)[1] Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]
Thomas M. Coughlin President, Chief Executive Officer & Director	9,000	1,000	9.03	1/17/2023	-	-
	8,000	2,000	13.32	3/7/2024	-	-
	7,000	3,000	10.81	12/2/2025	-	-
	50,000	-	10.92	9/16/2026	-	-
	25,000	-	12.40	9/13/2027	-	-
	25,000	-	11.26	12/14/2028	-	-
	30,125	-	12.46	6/14/2029	3,000	53,970
	1,200	4,800	12.89	2/10/2031	1,800	32,382
Ryan Blake Senior Vice President, Chief Operating Officer	410	1,640	$13.68	04/26/2031	-	-
Kenneth G. Emerson Senior Vice President, Chief Strategy & Risk Officer	-	-	-	-	-	-

(1) The stock options granted to Mr. Coughlin expiring on 1/17/2023, 3/7/2024 and 12/2/2025 vest at a rate of 10% per year, commencing on the one-year anniversary date following the date of grant. The stock options granted to Mr. Coughlin expiring on 2/10/2031 vest at a rate of 20% per year, commencing on the one-year anniversary date following the date of that grant. All stock options awarded have a ten-year term to be exercised from the date of grant.
(2) Amounts shown represent time-based restricted stock awards vesting at a rate of 33% per year.
(3) Amounts shown are based on the fair market value of the Company common stock on December 30, 2022 (the last trading day of 2022) of $17.99.

Stock Benefit Plans

BCB Bancorp, Inc. Stock Option Plan. Outside directors and employees of the Company, the Bank or their affiliates were eligible to participate and receive awards under the BCB Bancorp, Inc., 2011 Stock Option Plan ("2011 Stock Option Plan"). The Company reserved 900,000 shares of common stock to be issued pursuant to grants of stock options under the 2011 Stock Option Plan. No further awards may be granted under this plan.

Unless otherwise specified in an award agreement, the vesting of stock options will accelerate upon death, disability or a change in control of the Company or the Bank.

BCB Bancorp, Inc. 2018 Equity Incentive Plan. Directors and employees of the Company, the Bank or their affiliates are eligible to participate and receive awards under the BCB Bancorp, Inc., 2018 Equity Incentive Plan ("2018 Equity Incentive Plan"). The Company reserved 1,000,000 shares of common stock to be issued pursuant to grants of stock options, restricted stock and restricted stock units under the 2018 Equity Incentive Plan. As of December 31, 2022, 192,638 shares remained available for awards under this plan.

A stock option gives the recipient the right to purchase shares of common stock of the Company at a specified price during a specified period. Awards may be granted as either incentive or non-qualified stock options. Incentive stock options have certain tax advantages and must comply with the requirements of Section 422 of the Internal Revenue Code. Only officers and employees are eligible to receive incentive stock options. Outside directors and service providers may only receive non-qualified stock options. Shares of common stock purchased upon the exercise of a stock option must be paid for in full at the time of exercise (i) by tendering, either actually or constructively by attestation, shares of stock valued at fair market value as of the date of exercise; (ii) by irrevocably authorizing a third party, acceptable to the Compensation Committee, to sell shares of stock (or a sufficient portion of the shares) acquired upon exercise of the stock option and to remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise; (iii) by a net settlement of the stock option, using a portion of the shares obtained on exercise in payment of the exercise price of the stock option (and if applicable, any required tax withholding); (iv) by personal, certified or cashier's check; (v) by other property deemed acceptable by the Compensation Committee; or (vi) by any combination thereof.

A restricted stock award gives the recipient a grant of shares of the Company's common stock for no consideration or such minimum consideration as may be required by applicable law. Restricted stock awards may be granted only in whole shares of common stock. Shares of common stock issued as restricted stock shall count against the reserved 1,000,000 shares of common stock as two (2) shares of stock for every one (1) share of stock issued under the 2018 Equity Incentive Plan. Prior to vesting, recipients of a restricted stock award are entitled to vote the shares of restricted stock during the restricted period. No dividends on unvested restricted stock awards, whether subject to a time-based vesting schedule or performance-based vesting conditions, will be paid to the recipient that has been granted the restricted stock award unless and until the recipient vests in the restricted stock award.

A restricted stock unit gives the recipient a grant of units that may be denominated in shares of common stock and are similar to restricted stock awards except that no shares of common stock are actually issued to the award recipient at the time of grant of a restricted stock unit. Awards may be settled in shares of the Company's common stock, or in the sole discretion of the Compensation Committee determined at the time of final settlement in cash or a combination of cash and the Company's common stock, subject to vesting conditions and other restrictions set forth in the 2018 Equity Incentive Plan or the award agreement. Shares of common stock issued as restricted stock units shall count against the reserved 1,000,000 shares of common stock as two (2) shares of stock for every one (1) share of stock issued under the 2018 Equity Incentive Plan. Recipients of units have no voting rights with respect to any restricted stock units granted. Dividend rights may be paid on restricted stock units, in the sole discretion of the Committee, exercised at the time of grant, as specified in the Award Agreement.

Unless otherwise specified in an award agreement, the vesting of stock options, restricted stock awards and restricted stock units will accelerate upon involuntary termination of employment or service simultaneous with or following a change in a change in control of the Company or the Bank.

Tax-Qualified Benefit Plans

401(k) Plan. The Bank maintains the BCB Community Bank 401(k) Plan, a tax-qualified defined contribution retirement plan, for all employees who satisfied the 401(k) plan's eligibility requirements. Employees are eligible to participate in the plan upon completion of one year of service with the Bank. The 401(k) plan allows a participant to contribute, on a pre-tax basis, up to 25% of his or her annual salary, provided that the contribution does not exceed the maximum salary deferral contribution limit set forth by the Internal Revenue Service, which was $20,500 for 2022 for Employees under 50 years of age, and $6,500 for 2022 for Employees over 50 years of age. In addition, the Bank may make: (i) discretionary qualified non-elective contributions; and/or (ii) discretionary matching contributions to the 401(k) plan, both of which will be allocated to a participant's individual account based on the ratio his or her compensation bears to the total compensation of all participants. A participant is always 100% vested in his or her elective deferrals and the qualified non-elective contributions which were allocated to his or her account. The Bank may make profit-sharing contributions at its discretion which will be allocated annually in accordance with the terms of the 401(k) plan. Any discretionary matching contributions and/or profit-sharing contributions made by the Bank which are allocated to a participant's account will become vested at the rate of 20% per year, starting upon completion of two years of credited service, and will be fully vested upon completion of six years of credited service. However, a participant will immediately become 100% vested in any profit-sharing contributions upon his or her death, disability, or attainment of age 65 while employed with the Bank. Generally, a participant (or participant's beneficiary) may receive a distribution from his or her vested account on or after the normal retirement date (age 65) or upon termination of employment. Each participant has an individual account under the 401(k) plan and may direct the investment of his or her account among a variety of investment options available, including the purchase of Company common stock through the BCB Bancorp Stock Fund.

Director Compensation

Directors' Summary Compensation Table. Set forth below is summary compensation for each of the Company's Non-employee Directors for the year ended December 31, 2022. Compensation paid to Directors who are also Named Executive Officers is reflected in the "Executive Compensation Summary" above.

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)(2)	Option awards ($)(3)	All other compensation ($)(4)	Total ($)
Robert Balance	58,000	48,000	-	-	106,000
Judith Q. Bielan	55,300	48,000	-	-	103,000
James Collins	60,100	48,000	-	-	108,100
Vincent DiDomenico	56,700	48,000	-	-	104,700
Mark D. Hogan	136,500	48,000	-	15,677	200,177
Joseph Lyga	59,100	48,000	-	-	107,100
August Pellegrini, Jr. (5)	20,100	48,000	-	25,000	68,100
John Pulomena	56,200	48,000	-	-	104,200
James Rizzo	58,000	48,000	-	-	106,000
Spencer Robbins	56,000	48,000	-	75,000	179,000

(1) Included in these totals are certain fees earned during the fourth quarter of 2022, but paid in 2023.
(2) Represents the aggregate grant date fair value of restricted stock received under the BCB Bancorp, Inc. 2018 Equity Incentive Plan. The grant date fair value is computed in accordance with FASB ASC Topic 718.
(3) Represents the aggregate grant date fair value of stock options received under the BCB Bancorp, Inc. 2018 Equity Incentive Plan. The grant date fair value is computed in accordance with FASB ASC Topic 718.
(4) For Mr. Hogan, the amount represents perquisites received in the form of a country club membership. For Dr. Pellegrini, the amount represents a cash payment to Dr. Pellegrini in connection with his retirement from the Board. Also, not reflected in this table is the acceleration and vesting of unvested options to purchase 82,250 shares of Company common stock in connection with his retirement. For Mr. Robbins, amounts represent fees for certain legal services rendered.
(5) Dr. Pellegrini retired from the Board effective July 8, 2022.

As of December 31, 2022, each director has the following outstanding stock option and restricted stock awards:

Name	Option Awards	Restricted Stock Awards
Robert Ballance	102,250	3,000
Judith Q. Bielan	102,250	3,000
James Collins	81,250	3,000
Vincent DiDomenico	62,250	3,000
Mark D. Hogan	102,250	3,000
Joseph Lyga	102,250	3,000
John Pulomena	37,250	3,000
James Rizzo	92,750	3,000
Spencer Robbins	102,250	3,000

Director Fees

Non-employee Directors of the Company received an annual retainer of $10,000 for their services to the Company for the fiscal year ended December 31, 2022. Thomas Coughlin, who is a Director of the Company and also an executive officer of the Company, received an annual retainer of $10,000 for his services as a Director of the Company for the fiscal year ended December 31, 2022. The Directors of the Company did not receive any other cash remuneration for their services as directors of the Company for the fiscal year ended December 31, 2022, except as set forth in the "All Other Compensation" column in the table above.

Non-employee Directors of the Bank received an annual retainer of $25,000 for their services to the Bank for the fiscal year ended December 31, 2022. Thomas Coughlin and Ryan Blake, who are both Directors and executive officers of the Bank, did not receive an annual retainer for their services as Directors of the Bank for the fiscal year ended December 31, 2022.

During the fiscal year ended December 31, 2022, non-employee Directors of the Bank received total fees and retainers ranging from $20,100 to $136,500. The fee amounts are determined by membership on Board committees and attendance at Board and Committee meetings. Mr. Hogan received fees and retainers of $75,000 as Chairman of the Board of Directors. Non-employee directors of the Bank receive $1,000 for attending each Board meeting, $500 for attending each Special Board meeting, and the following as designated members of the below Committees: (1) Audit and ALCO/ERM Committees - $500/meeting attended and (2) Budget, Compensation, Corporate Governance/Nominating, IT, Law and Loan Committees - $300/meeting attended. Thomas Coughlin, who is a Director of the Bank and also an executive officer, did not receive any fees or a retainer for his services as a Director of the Bank for the fiscal year ended December 31, 2022.

Director Plans

Stock Benefit Plans. Directors are eligible to participate in the 2011 Stock Option Plan and the 2018 Equity Incentive Plan. Please see the descriptions of the plan set forth above under "Executive Compensation – Stock Benefit Plans" for further details.

Deferred Compensation Plan for Directors. The Board of Directors of the Bank adopted the 2005 Director Deferred Compensation Plan (the "2005 Deferred Plan") effective on October 1, 2005. The 2005 Deferred Plan was amended and restated to allow participation by selected executives. Please see the description above under "EXECUTIVE COMPENSATION - Executive and Director Deferred Compensation Plan.

Related Party Transactions

The Bank leases a property from New Bay, LLC. ("New Bay"), a limited liability company 100 percent owned by a majority of the Directors of the Bank and the Company. In conjunction with the lease, New Bay substantially removed the pre-existing structure on the site and constructed a new building suitable to the Bank for its banking operations. Under the terms of the lease, the cost of this project was reimbursed to New Bay by the Bank. The amount reimbursed, which occurred during the year 2000, was $943,000, and is included in property and equipment under the caption "Building and improvements" (see Note 6). On May 1, 2006, the Bank renegotiated the lease to a twenty-five-year term. The Bank paid New Bay $165,000 a year ($13,750 per month) which is included in the Consolidated Statements of Operations for 2022 and 2021, within occupancy expense. The rent is to be adjusted every five years thereafter at the fair market rental value. The Bank expects to pay $165,000 in rental expense for the year 2023.

On March 6, 2014, the Bank entered into a ten-year lease of property in Rutherford, New Jersey with 190 Park Avenue, LLC, which is owned by two Directors of the Bank and the Company. The rent is $7,588 per month and lease payments of $102,053 and $99,482 were made in years 2022 and 2021, which is reflected in the Consolidated Statement of Operations within occupancy expense. The Bank expects to pay $102,883 in rental expense for the year 2023.

On August 3, 2018, the Bank entered in to a ten-year lease of property in River Edge, New Jersey with 876 Kinderkamack, LLC, which is owned by a majority of the directors of the Bank and the Company. The rent is $8,000 per month and lease payments of $96,000 and $96,000 were made in the years 2022 and 2021, which is reflected in the Consolidated Statements of Operations within occupancy expense. The Bank expects to pay $96,000 in rental expense for the year 2023.

On April 2, 2021, the Bank renewed a five-year lease of property in Lyndhurst, New Jersey with 734 Ridge Realty, LLC, which is owned by seven Directors of the Bank and the Company. The rent is $7,718 per month and lease payments of $92,610 and $90,773 were made in years 2022 and 2021, which is reflected in the Consolidated Statement of Operations within occupancy expense. The Bank expects to pay $92,610 in rental expense for the year 2023.

During the years ended December 31, 2022 and 2021, legal fees were paid to a law firm owned by a Director of the Bank and the Company totaling $75,000 and $0, respectively.

Other than as described in the preceding paragraph, no directors, executive officers or immediate family members of such individuals have engaged in transactions with us involving more than $120,000 (other than through a loan) during the preceding year. In addition, no directors, executive officers or immediate family members of such individuals were involved in loans from us which were not made in the ordinary course of business and on substantially the same terms and conditions, including interest rate and collateral, as those of comparable transactions prevailing at the time with other unaffiliated persons, and do not include more than the normal risk of collectability or present other unfavorable features.

The Company requires that any transaction in which a director, officer or a member of their immediate family has an interest, and in which the Bank is involved, must be reviewed and approved and/or ratified by the Board of Directors. Any such transaction must be made on terms no less favorable to us than it would be if the Company entered into a similar relationship with an unaffiliated third party. Any lending relationship between a director, officer or a member of their immediate family and the Bank must be reviewed and approved and/or ratified by the Board of Directors. All such loans are made on substantially the same terms as loans to third parties, consistent with banking regulations governing the origination of loans to directors, officers and employees of the Bank. The Board of Directors is responsible for overseeing the application of these policies and procedures, which are part of the Company's written policies.

Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director. There are several exceptions to this general prohibition, one of which is applicable to us. Sarbanes-Oxley does not apply to loans made by a depository institution that is insured by the Federal Deposit Insurance Corporation and is subject to the insider lending restrictions of the Federal Reserve Act. All loans to the Company's directors and officers are made in conformity with regulations promulgated under the Federal Reserve Act.

PROPOSAL II – RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's independent registered public accounting firm for the year ended December 31, 2022, was Wolf & Company, P.C. ("Wolf & Company").

The Audit Committee of the Board of Directors has approved the engagement of Wolf & Company to be the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. The Audit Committee has directed that management submit the selection of the independent registered public accounting firm to the Company's shareholders for ratification at the annual meeting. Representatives of Wolf & Company are expected to attend the annual meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Shareholder ratification of the selection of the independent registered public accounting firm is not required by the Company's Bylaws or otherwise. However, the Board of Directors is submitting the selection of the independent registered public accounting firm to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the independent registered public accounting firm selected by the Audit Committee, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such change is in the Company's best interests and the best interests of the Company's shareholders.

Fees Paid to Wolf & Company

Set forth below is certain information concerning aggregate fees billed for professional services rendered by Wolf & Company during 2022 and 2021:

Audit Fees. The aggregate fees billed to us by Wolf & Company for professional services rendered for the audit of the Company's annual financial statements, review of the financial statements included in the Company's Quarterly Reports on Form 10-Q and services that are normally provided in connection with statutory and regulatory filings and engagements was $319,400 for the fiscal year ended December 31, 2022 and $228,500 for the fiscal year ended December 31, 2021.

Audit Related Fees. The aggregate fees billed to us by Wolf & Company for assurance and related services that are reasonably related to the performance of the audit and review of the financial statements and that are not already reported in "Audit Fees" above was $18,532 for the fiscal year ended December 31, 2022 and $17,522 for the fiscal year ended December 31, 2021.

Tax Fees. There were no fees billed to us by Wolf & Company for professional services rendered for tax compliance, tax advice and tax planning for the fiscal year ended December 31, 2022 and for the fiscal year ended December 31, 2021.

All Other Fees. All other fees billed to us by Wolf & Company, which are not described above, were $1,528 for the fiscal year ended December 31, 2022 and $4,925 for the fiscal year ended December 31, 2021.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of the Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated pre-approval authority to its Chairman when expedition of services is necessary. The independent registered public accounting firm and management are required to periodically report to the full Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. All of the fees paid in the audit-related, tax and all other categories were approved per the pre-approval policies.

Required Vote and Recommendation of the Board of Directors

In order to ratify the selection of Wolf & Company, P.C., as independent registered public accounting firm for the fiscal year ending December 31, 2023, the proposal must receive the affirmative vote of at least a majority of the votes cast at the annual meeting, either in person or by proxy.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF WOLF & COMPANY, P.C., AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

PROPOSAL III – ADVISORY VOTE ON EXECUTIVE COMPENSATION

The compensation of the Named Executive Officers of the Company is described under the "Executive Compensation" section above. Shareholders are urged to read the "The Compensation Committee -- Roles and Responsibilities" section of this Proxy Statement, which discusses the Company's compensation policies and procedures with respect to the Company's Named Executive Officers.

In accordance with Section 14A of the Exchange Act, shareholders will be asked at the annual meeting to provide their support with respect to the compensation of the Company's Named Executive Officers by voting on the following advisory, non-binding resolution:

RESOLVED, that the shareholders of the Company approve, on an advisory basis, the compensation of the Company's Named Executive Officers described in the "Executive Compensation" section of the Proxy Statement, including the compensation tables and other narrative executive compensation disclosures set forth in that section.

This advisory vote, commonly referred to as a "say-on-pay" advisory vote, is non-binding on the Board of Directors. Although non-binding, the Board of Directors and the Compensation Committee value constructive dialogue on executive compensation and other important governance topics with the Company's shareholders and encourages all shareholders to vote their shares on this matter. The Board of Directors and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding the Company's executive compensation programs.

Required Vote and Recommendation of the Board of Directors

In order for the resolution set forth above to be approved, the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote thereon at the annual meeting is required. **Unless otherwise instructed, validly executed proxies will be voted "FOR" this resolution.**

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RESOLUTION SET FORTH IN THIS PROPOSAL III.

PROPOSAL IV – APPROVAL OF THE BCB BANCORP, INC. 2023 EQUITY INCENTIVE PLAN

The Compensation Committee has adopted, subject to shareholder approval, the BCB Bancorp, Inc. 2023 Equity Incentive Plan (the "Plan") to provide additional incentives for our officers, employees and directors to promote our growth and performance and to further align their interests with those of our shareholders. By approving the Plan, shareholders will give us the flexibility we need to continue to attract, motivate and retain highly qualified officers, employees and directors by offering a competitive compensation program that is linked to the performance of our common stock. If this Plan is approved by shareholders, no further grants will be made under the BCB Bancorp, Inc. 2018 Stock Option Plan (the "2018 Stock Option Plan"); however, currently outstanding grants under the 2018 Stock Option Plan will not be affected.

Why We Are Seeking Approval of the 2023 Equity Incentive Plan

- *We Have Limited Capacity to Make Awards under our Existing Equity Plan.* We have only 192,638 shares available for grant under the 2018 Stock Option Plan. Accordingly, we have no meaningful way to provide tailored equity-based compensation grants to attract, retain and reward qualified personnel and management. If the Plan is approved by our shareholders, we will discontinue making any grants under the 2018 Stock Option Plan.

- *Our Competitors Offer Equity-Based Compensation.* We believe that many of the financial institutions with which we compete have the ability to attract and retain employees and management with equity-based compensation programs. Without the Plan, we may be at a significant disadvantage.

Highlights of the 2023 Equity Incentive Plan

- *Minimum Vesting Requirements* . Under the Plan at least ninety-five percent (95%) of all Awards under the Plan shall be subject to a vesting requirement of at least one year of Service following the grant of the Award.

- *Share Reserve* . The maximum number of shares of stock, in the aggregate, that may be granted under the Plan as stock options, restricted stock and/or restricted stock units is 1,000,000 (the "Share Limit"), provided, however, that shares of stock issued as restricted stock or restricted stock units shall count against the Share Limit as two (2) shares of stock for every one (1) share of stock issued in connection with the award of restricted stock or restricted stock units.

- *Limits on Grants to Directors*. A non-employee director may not receive stock options, restricted stock, restricted stock units or a combination of such awards during any calendar year that have an aggregate grant date fair value (as computed as of the date of grant in accordance with the generally accepted accounting principles in the United States) in excess of $150,000.

- *Limits on Grants to Employees*. The maximum number of shares of stock that may be granted as stock options, restricted stock units or a combination of such awards during any calendar year to an employee is 50,000.

- *Share Counting.* The Plan provides that, if an award is forfeited or expires, the shares covered by the award will be available for future grant while shares withheld to cover taxes or to satisfy the exercise price of stock options will not be available for future grant.

- *No Single-Trigger for Time-Based Awards Upon a Change in Control.* The Plan does not provide for vesting of time-based equity awards based solely on the occurrence of a change in control, without an accompanying involuntary termination of service (including a termination for good reason) or the failure of an acquiror to assume the awards.

- ***Dividends on Unvested Awards Not Paid Until Vesting.*** The Plan provides that dividends on unvested awards shall be paid to participants only after the underlying awards have been earned and not during the performance or service vesting period.

- ***Awards Subject to Clawback***. Awards granted under the Plan are subject to clawback if the Company is required to prepare an accounting restatement due to material noncompliance of the Company, as a result of misconduct with any financial reporting requirement under the federal securities laws and the forfeiture provisions of the Sarbanes-Oxley Act of 2002. Awards may also be subject to clawback under any other clawback policy adopted by the Company from time to time.

- ***No Cash-Out or Repricing of Underwater Options***. Under no circumstances will any underwater stock options be bought back by the Company. In addition, neither the Compensation Committee nor the Board of Directors have the authority to reduce the exercise price of a previously granted stock option under the plan through amendment, replacement or exchange for a cash payment in excess of the stock options in-the-money value.

Material Features of the 2023 Equity Incentive Plan

The following is a summary of the material features of the Plan, which is qualified in its entirety by reference to the provisions of the Plan, attached hereto as Appendix A.

Shares Reserved; Overall Limits on Types of Grants; Share Counting Methodology

- Subject to permitted adjustments for certain corporate transactions, the Plan authorizes the issuance or delivery to participants of up to 1,000,000 shares of the Company's common stock (the "Share Limit") pursuant to grants of restricted stock, restricted stock units, stock options, including incentive stock options and non-qualified stock options, any of which may vest based either on the passage of time or achievement of performance, or a combination of each, provided, however, that shares of stock issued as restricted stock or restricted stock units shall count against the Share Limit as two (2) shares of stock for every one (1) share of stock issued in connection with the award of restricted stock or restricted stock units.

- Upon shareholder approval of the Plan, no new grants will be made under the 2018 Stock Option Plan.

- The Plan does not use liberal share recycling with respect to determining the number of shares available for issuance under the Plan. Accordingly, to the extent (i) a stock option is exercised by using an actual or constructive exchange of shares of stock to pay the exercise price, (ii) shares of stock are withheld to satisfy withholding taxes upon exercise or vesting of an award, or (iii) shares are withheld to satisfy the exercise price of stock options in a net settlement, the number of shares of stock available under the Plan shall be reduced by the gross number of stock options or stock awards exercised or vested rather than by the net number of shares of stock issued.

- The rights and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon termination of employment for cause.

Limitations on Awards to Employees and Directors

The Plan includes the following limitations:

- An employee may not receive more than 50,000 shares of stock granted in the form of stock options, restricted stock, restricted stock units or a combination of the foregoing during any calendar year;

- A non-employee director may not receive stock options, restricted stock, restricted stock units or a combination of such awards during any calendar year that have an aggregate grant date fair value (as computed as of the date of grant in accordance with the generally accepted accounting principles in the United States) in excess of $150,000;

- To the extent any shares of stock covered by an award (including restricted stock awards and restricted stock units) under the Plan are not delivered to a participant or beneficiary because the award is forfeited or canceled or because a stock option is not exercised, then such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of stock available for delivery under the Plan; and

- In the event of a corporate transaction involving the stock of the Company, such as a stock dividend or a stock split, the share limitations and all outstanding awards will be adjusted proportionally and uniformly to reflect such event, as applicable.

Eligibility

Employees and directors of the Company or its subsidiaries are eligible to receive awards under the Plan, except that non-employees may not be granted incentive stock options.

Types of Awards

The Compensation Committee may determine the type and terms and conditions of awards under the Plan, which shall be set forth in an award agreement delivered to each participant. Each award shall be subject to conditions established by the Compensation Committee that are set forth in the recipient's award agreement, and shall be subject to vesting conditions and restrictions as determined by the Compensation Committee. Awards may be granted as incentive and non-qualified stock options, restricted stock awards or restricted stock units any of which may vest based either on the passage of time or achievement of performance, as follows:

Stock Options. A stock option is the right to purchase shares of common stock at a specified price for a specified period of time.

- In the event of a corporate transaction involving the stock of the Company, such as a stock dividend or a stock split, the share limitations and all outstanding awards will be adjusted proportionally and uniformly to reflect such event.

- The exercise price may not be less than the fair market value of a share of our common stock (which is defined as the closing sales price on the exchange on which the stock is traded) on the date the stock option is granted.

- The Compensation Committee may not grant a stock option with a term that is longer than 10 years.

- Stock options are either "incentive" stock options or "non-qualified" stock options. Incentive stock options have certain tax advantages that are not available to non-qualified stock options, and must comply with the requirements of Section 422 of the Code. Only officers and employees are eligible to receive incentive stock options. Outside directors and service providers may only receive non-qualified stock options under the Plan.

- Shares of common stock purchased upon the exercise of a stock option must be paid for at the time of exercise either (i) by tendering, either actually or constructively by attestation, shares of stock valued at fair market value as of the date of exercise; (ii) by irrevocably authorizing a third party, acceptable to the Compensation Committee, to sell shares of stock (or a sufficient portion of the shares) acquired upon exercise of the stock option and to remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise; (iii) by a net settlement of the stock option, using a portion of the shares obtained on exercise in payment of the exercise price of the stock option (and if applicable, any required tax withholding); (iv) by personal, certified or cashier's check; (v) by other property deemed acceptable by the Compensation Committee; or (vi) by any combination thereof.

- The Compensation Committee may automatically exercise in-the-money stock options that are exercisable but unexercised as of the day immediately before the 10th anniversary of the date of grant, using net settlement as the method of exercising such options.

- Under no circumstances will the Company buy back underwater stock options granted under the Plan without shareholder approval.

- The Plan expressly prohibits repricing of stock options without shareholder approval.

Restricted Stock. A restricted stock award is a grant of shares of our common stock to a participant for no consideration or such minimum consideration as may be required by applicable law.

- Restricted stock awards may be granted only in whole shares of common stock.

- Prior to vesting, recipients of a restricted stock award are entitled to vote the shares of restricted stock during the restricted period.

- No dividends on unvested restricted stock awards, whether subject to a time-based vesting schedule or performance-based vesting conditions, will be paid to the participant that has been granted the restricted stock award unless and until the participant vests in the restricted stock award.

Restricted Stock Units. Restricted stock units may be denominated in shares of common stock and are similar to restricted stock awards except that no shares of common stock are actually issued to the award recipient at the time of grant of a restricted stock unit.

- Restricted stock units granted under the Plan may be settled in shares of our common stock, or in the sole discretion of the Committee determined at the time of final settlement in cash or a combination of cash and our common stock, subject to vesting conditions and other restrictions set forth in the Plan or the award agreement.

- Participants have no voting rights with respect to any restricted stock units granted under the Plan.

- In the sole discretion of the Compensation Committee, exercised at the time of grant, dividend equivalent rights may be paid on restricted stock units. Dividend equivalent rights shall be paid when the restricted stock unit, including restricted stock units subject to performance-based vesting conditions, vests or is settled, or at the same time as the shares subject to such restricted stock unit are distributed to the Participant.

Performance Awards. A performance award is an award, the vesting of which is subject to the achievement of one or more performance conditions specified by the Compensation Committee and set forth in the Plan. A performance award may be denominated in shares of restricted stock or restricted stock units.

Performance Measures

The performance measures that may be used for such awards may be based on one or more of the following performance measures, as selected by the Compensation Committee: book value or tangible book value per share; basic earnings per share; basic cash earnings per share; diluted earnings per share; diluted cash earnings per share; return on equity; net income or net income before taxes; cash earnings; net interest income; non-interest income; non-interest expense to average assets ratio; cash general and administrative expense to average assets ratio; efficiency ratio; cash efficiency ratio; return on average assets; cash return on average assets; return on average stockholders' equity; cash return on average stockholders' equity; return on average tangible stockholders' equity; cash return on average tangible stockholders' equity; core earnings; operating income; operating efficiency ratio; net interest rate margin or net interest rate spread; growth in assets, loans, or deposits; loan production volume; non-performing loans; cash flow; strategic business objectives, consisting of one or more objectives, based upon meeting specified cost targets, business expansion goals and goals relating to acquisitions or divestitures or goals relating to capital raising or capital management; any other measure determined by the Committee or any combination of the foregoing.

Performance measures may be expressed on an absolute and/or relative basis, or a before- or after-tax basis and may be based on comparisons using internal targets, the past performance of the Company and/or the past or current performance of other similar companies. Performance goals may also be measured relative to a peer group, an index or a business plan and may be considered as absolute measures or changes in measures. The Committee may provide for the exclusion of the effects of the following items, to the extent the exclusion is set forth in the participant's award agreement and identified in the audited financial statements or the annual proxy statement of the Company, including: (i) extraordinary, unusual and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) change in tax or accounting principles, regulations or laws; or (iv) the effects of expenses incurred in connection with a merger, branch acquisition or similar transaction.

Vesting of Awards

- The Compensation Committee shall specify the vesting schedule or conditions of each award.

- At least 95% of all awards made under the Plan shall be subject to a vesting requirement of at least one year of service following the grant of the award.

- Vesting of awards may be accelerated upon death, disability or involuntary termination without cause at or following a change in control.

Change in Control

The Plan uses a double trigger change in control feature, providing for an acceleration of vesting upon an involuntary termination of employment or service simultaneous with or following a change in control.

- Unless otherwise stated in an award agreement, at the time of an involuntary termination following a change in control, all stock options then held by the participant shall become fully earned and exercisable (subject to the expiration provisions otherwise applicable to the stock option). All stock options may be exercised for a period of one year following the participant's involuntary termination, provided, however, that no stock option shall be eligible for treatment as an incentive stock option in the event such stock option is exercised more than three months following involuntary termination.

- At the time of an involuntary termination following a change in control, all awards of restricted stock and restricted stock units shall become earned and fully vested immediately.

- In the event of a change in control, any performance measure attached to a performance award under the Plan shall be deemed satisfied at the "target" level as of the date of the change in control, unless the data supports and the Compensation Committee certifies, that the performance measures have been achieved at a higher level than target as of the effective date of the change in control, in which case, the performance award will vest at such higher level.

Awards Subject to Clawback Policy

Awards granted under the Plan are subject to clawback if the Company is required to prepare an accounting restatement due to material noncompliance of the Company, as a result of misconduct with any financial reporting requirement under the federal securities laws and the forfeiture provisions of the Sarbanes-Oxley Act of 2002 apply. Awards may also be subject to clawback under any other clawback policy adopted by the Company from time to time.

Plan Administration

The Plan will be administered by the Compensation Committee, all of whom are "Disinterested Board Members," as defined in the Plan. The Compensation Committee has power within the limitations set forth in the Plan to make all decisions and determinations regarding the selection of participants and the granting of awards; establishing the terms and conditions relating to each award; adopting rules, regulations and guidelines for carrying out the Plan's purposes; and interpreting and otherwise construing the Plan. The Board of Directors (or those members of the Board of Directors who are "independent directors" under the corporate governance statutes or rules of any national securities exchange on which we list our securities) may, in its discretion, take any action and exercise any power, privilege or discretion conferred on the Compensation Committee under the Plan as if done or exercised by the Compensation Committee. The Plan also permits the Compensation Committee to delegate to one or more persons, including directors who do not qualify as "non-employee directors" within the meaning of Rule 16b-3, the power to: (i) designate officers and employees who will receive awards; and (ii) determine the number of awards to be received by them, provided that such delegation is not prohibited by applicable law or the rules of the stock exchange on which our common stock is traded.

The Compensation Committee has the authority to reduce, eliminate or accelerate any restrictions or vesting requirements applicable to an Award at any time after the grant of the Award (other than to avoid the one-year minimum vesting requirement or in connection with a change in control as described above).

Approval of the Plan by the shareholders authorizes the Compensation Committee to determine the number of shares to be granted to non-employee directors, subject to the individual limitations in the Plan as set forth in the Plan and discussed above.

Amendment and Termination

The Board of Directors may, as permitted by law, at any time, amend or terminate the Plan or any award granted under the Plan. However, except as provided in the Plan, no amendment or termination may adversely impair the rights of an outstanding award without the participant's (or affected beneficiary's) written consent. The Board of Directors may not amend the Plan to allow repricing of a stock option, materially increase the aggregate number of securities that may be issued under the Plan (other than as provided in the Plan), materially increase the benefits accruing to a participant, or materially modify the requirements for participation in the Plan, without approval of shareholders. Notwithstanding the foregoing, the Board may, without shareholder approval, amend the Plan at any time, retroactively or otherwise, to ensure that the Plan complies with current or future law and the Board of Directors may unilaterally amend the Plan and any outstanding award, without participant consent, in order to conform to any changes in the law or any accounting pronouncement or interpretation thereof.

Duration of Plan

The Plan will become effective upon approval by the shareholders at this meeting. The Plan will remain in effect as long as any awards under it are outstanding; however, no awards may be granted under the Plan on or after the day immediately prior to the 10-year anniversary of the effective date of the Plan. At any time, the Board of Directors may terminate the Plan. However, any termination of the Plan will not affect outstanding awards.

Federal Income Tax Considerations

The following is a summary of the federal income tax consequences that may arise in conjunction with participation in the Plan.

Non-Qualified Stock Options. The grant of a non-qualified stock option will not result in taxable income to the participant. Except as described below, the participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares, and we will be entitled to a corresponding deduction for tax purposes. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Incentive Stock Options. The grant of an incentive stock option will not result in taxable income to the participant. The exercise of an incentive stock option will not result in taxable income to the participant provided the participant was, without a break in service, an employee of the Company or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled, as that term is defined in the Code). We will not be entitled to a tax deduction upon the exercise of an incentive stock option.

The excess of the fair market value of the shares at the time of the exercise of an incentive stock option over the exercise price is an adjustment that is included in the calculation of the participant's alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant's alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the incentive stock option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

If the participant does not sell or otherwise dispose of the shares within two years from the date of the grant of the incentive stock option or within one year after the exercise of such stock option, then, upon disposition of such shares, any amount realized in excess of the exercise price will be taxed as a capital gain. A capital loss will be recognized to the extent that the amount realized is less than the exercise price. If the foregoing holding period requirements are not met, the participant will generally recognize ordinary income at the time of the disposition of the shares in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price, and we will be entitled to a corresponding deduction. If the amount realized exceeds the fair market value of the shares on the date of exercise, any additional amount will be a capital gain. If the amount realized at the time of disposition is less than the exercise price, the participant will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

Restricted Stock. A participant who has been granted a restricted stock award will not realize taxable income at the time of grant, provided that the stock subject to the award is not delivered at the time of grant, or if the stock is delivered, it is subject to restrictions that constitute a "substantial risk of forfeiture" for federal income tax purposes. Upon the later of delivery or vesting of shares subject to an award, the holder will realize ordinary income in an amount equal to the then fair market value of those shares and we will be entitled to a corresponding deduction for tax purposes. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of delivery or vesting. Dividends paid to the holder will also be compensation income to the participant and we will be entitled to a corresponding deduction for tax purposes. A participant who makes an election under Code Section 83(b) will include the full fair market value of the restricted stock award (or portion of the award subject to such election) in taxable income in the year of grant at the grant date fair market value. The Compensation Committee has the right to prohibit participants from making Code Section 83(b) elections.

Restricted Stock Units. A participant who has been granted a restricted stock unit will not realize taxable income at the time of grant and will not be entitled to make an election under Code Section 83(b) since no stock is actually transferred to the recipient on the date of grant. At the time a restricted stock unit vests, assuming the award is distributed at that time, the recipient will recognize ordinary income in an amount equal to the fair market value of the common stock or the amount of cash received. If the restricted stock unit is not distributed at the time it vests, no income will be recognized at that time and taxation will be deferred until the value of the restricted stock unit is distributed. At the time the recipient recognizes taxable income on a restricted stock unit, we will be entitled to a corresponding tax deduction in the same amount recognized by the award recipient.

Withholding of Taxes. We may withhold amounts from participants to satisfy withholding tax requirements. Except as otherwise provided by the Compensation Committee, participants may have shares withheld from awards to satisfy tax withholding requirements up to an amount that will not trigger adverse accounting for the Company.

Change in Control. Any acceleration of the vesting or payment of awards under the Plan in the event of a change in control or termination of service following a change in control may cause part or all of the consideration involved to be treated as an "excess parachute payment" under the Code Section 280G, which may subject the participant to a 20% excise tax and preclude deduction by the Company.

Deduction Limits. Code Section 162(m) generally limits our ability to deduct for tax purposes compensation in excess of $1.0 million per year for each of our chief executive officer, our chief financial officer and three other executive officers named in the summary compensation table (each, a "covered employee") of our annual proxy statement, as well as any employee who has been designated a covered employee for any fiscal year beginning after December 31, 2016. Compensation resulting from awards under the Plan will be counted toward the $1.0 million limit.

Tax Advice. The preceding discussion is based on federal tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the federal income tax aspects of the Plan. A participant may also be subject to state and local taxes in connection with the grant of awards under the Plan.

Accounting Treatment

Under Accounting Standards Codification ("ASC") 718, *Compensation-Stock Compensation* and ASC 505-50, *Equity Based Payment to Non-Employees* , the Company is required to recognize compensation expense on its income statement over the requisite service period based on the grant date fair value of equity-based compensation (such as restricted stock and restricted stock units).

Awards to be Granted

The Compensation Committee has adopted the Plan. If the Plan is approved by shareholders, the Compensation Committee intends to meet after such approval to determine the specific terms of the awards, including the allocation of awards to executive officers, employees and non-employee directors. At the present time, no specific determination has been made as to the allocation of awards.

Required Vote and Recommendation of the Board of Directors

In order to approve the Plan, the proposal must receive the affirmative vote of at least a majority of the votes cast at the annual meeting, either in person or by proxy.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and related regulations of the SEC require the Company's officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities ("ten-percent holders") to file reports of ownership and changes in ownership with the SEC. Officers, directors, and ten-percent holders are required by regulation to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and representations that no other reports were required, each of the Company's officers, directors, and ten-percent holders complied with all Section 16(a) filing requirements applicable to him or her during the fiscal year ended December 31, 2022.

SHAREHOLDER PROPOSALS

In order to be eligible for inclusion in the Company's proxy materials for next year's Annual Meeting of Shareholders, any shareholder proposal to take action at such meeting must be received at the following address by no later than November 17, 2023.

Corporate Secretary
BCB Bancorp, Inc.
591-595 Avenue C
Bayonne, New Jersey 07002

OTHER MATTERS

The Company's Board of Directors is not aware of any business, other than the matters described in this Proxy Statement, to come before the annual meeting. However, if any other matter should properly come before the annual meeting, proxies in the enclosed form will be voted in respect of any such matter as recommended by the Board of Directors.

Shareholder Communications with the Board

A shareholder who wishes to communicate with the Company's Board of Directors or with any individual director can write to the Company's Corporate Secretary, 595 Avenue C, Bayonne, New Jersey 07002. The letter should indicate that the author is a shareholder and if shares are not held of record, should include appropriate evidence of stock ownership. Depending on the subject matter, the Corporate Secretary will:

- forward the communication to the director or directors to whom it is addressed;
- attempt to handle the inquiry directly (for example, where the request is for information about the Company or is a stock-related matter); or,
- not forward the communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal, or otherwise inappropriate.

If applicable, at each Board of Directors' meeting, management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors.

Board Communications with Shareholders

In the interest of communicating with the Company's shareholders and keeping them frequently informed, the Company's Board of Directors directed the President and Chief Executive Officer and the Chief Operating Officer and Corporate Secretary in connection with issuing communications to the Company's shareholders throughout the year. Enclosed with each quarterly dividend check, the Company includes summary financial data from the most recent quarter and key financial metrics that occurred in that quarter

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MISCELLANEOUS/FINANCIAL STATEMENTS

The Company will bear the cost of solicitation of proxies. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company's common stock. The Company's directors, officers, and regular employees may solicit proxies personally, by telephone, or by any other lawful means without receiving additional compensation.

AN ANNUAL REPORT ON FORM 10-K CONTAINING THE COMPANY'S FINANCIAL STATEMENTS AT AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022 IS BEING FURNISHED TO SHAREHOLDERS. THE FORM 10-K CONSTITUTES THE COMPANY'S ANNUAL DISCLOSURE STATEMENT. COPIES OF ALL OF THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE AT THE COMMISSION'S WEB SITE (www.sec.gov), ON THE COMPANY'S WEBSITE, www.bcb.bank, AND ARE AVAILABLE WITHOUT CHARGE BY WRITING TO BCB BANCORP, INC. AT 595 AVENUE C, BAYONNE, NEW JERSEY 07002, ATTENTION: CORPORATE SECRETARY.

BY ORDER OF THE BOARD OF DIRECTORS

Mark D. Hogan
Chairman of the Board

Bayonne, New Jersey
March 17, 2023

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BCB BANCORP, INC.

2023 EQUITY INCENTIVE PLAN

<u>ARTICLE 1 - GENERAL</u>

Section 1.1 <u>**Purpose, Effective Date and Term**</u>. The purpose of the BCB Bancorp, Inc. 2023 Equity Incentive Plan (the "<u>Plan</u>") is to promote the long-term financial success of BCB Bancorp, Inc. (the "<u>Company</u>"), and its Subsidiaries, including BCB Community Bank (the "<u>Bank</u>"), by providing a means to attract, retain and reward individuals who contribute to such success and to further align their interests with those of the Company's stockholders through the ownership of additional common stock of the Company. The Plan also provides eligible Participants with an opportunity to acquire an ownership interest, or otherwise increase their ownership interest, in the Company as an incentive for them to remain in the service of the Company and the Bank. The "<u>Effective Date</u>" of the Plan shall be the date the Plan satisfies the applicable stockholder approval requirements. The Plan shall remain in effect as long as any Awards are outstanding; *provided, however,* that no Awards may be granted under the Plan after the day immediately prior to the ten-year anniversary of the Effective Date. Upon stockholder approval of this Plan, no further awards shall be granted under the BCB Bancorp, Inc. 2018 Equity Incentive Plan, and that plan shall remain in existence solely for the purpose of administering outstanding grants.

Section 1.2 <u>**Administration**</u>. The Plan shall be administered by the Compensation Committee of the Company's Board of Directors (the "<u>Committee</u>"), in accordance with Section 5.1.

Section 1.3 <u>**Participation**</u>. Each Employee or Director of the Company or any Subsidiary of the Company who is granted an Award in accordance with the terms of the Plan shall be a "<u>Participant</u>" in the Plan. The grant of Awards shall be limited to Employees and Directors of the Company or any Subsidiary.

Section 1.4 <u>**Definitions**</u>. Capitalized terms used in this Plan are defined in Article 8 and elsewhere in this Plan.

<u>ARTICLE 2 - AWARDS</u>

Section 2.1 <u>**General**</u>. Any Award under the Plan may be granted singularly or in combination with another Award (or Awards). Each Award under the Plan shall be subject to the terms and conditions of the Plan and such additional terms, conditions, limitations and restrictions as the Committee shall provide with respect to such Award and as evidenced in the Award Agreement. Subject to the provisions of Section 2.8, an Award may be granted as an alternative to or replacement of an existing Award under the Plan or any other plan of the Company or any Subsidiary or as the form of payment for grants or rights earned or due under any other compensation plan or arrangement of the Company or its Subsidiaries, including without limitation the plan of any entity acquired by the Company or any Subsidiary. The types of Awards that may be granted under the Plan include:

(a) *Stock Options*. A Stock Option means a grant under Section 2.2 that represents the right to purchase shares of Stock at an Exercise Price established by the Committee. Any Stock Option may be either an Incentive Stock Option (an "ISO") that is intended to satisfy the requirements applicable to an "Incentive Stock Option" described in Code Section 422(b), or a Non-Qualified Stock Option (a "Non-Qualified Option") that is not intended to be an ISO; provided, however, that no ISOs may be granted: (i) after the day immediately prior to the ten-year anniversary of the Effective Date or the date the Plan is approved by the Board, whichever is earlier; or (ii) to a non-employee. Unless otherwise specifically provided by its terms, any Stock Option granted to an Employee under this Plan shall be an ISO to the maximum extent permitted. Any ISO granted under this Plan that does not qualify as an ISO for any reason (whether at the time of grant or as the result of a subsequent event) shall be deemed to be a Non-Qualified Option. In addition, any ISO granted under this Plan may be unilaterally modified by the Committee to disqualify such Stock Option from ISO treatment such that it shall become a Non-Qualified Option; provided, however, that any such modification shall be ineffective if it causes the Award to be subject to Code Section 409A (unless, as modified, the Award complies with Code Section 409A).

(b) *Restricted Stock Awards.* A Restricted Stock Award means a grant of shares of Stock under Section 2.3 for no consideration or such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan, subject to a vesting schedule or the satisfaction of market conditions or performance conditions.

(c) *Restricted Stock Units*. A Restricted Stock Unit means a grant under Section 2.4 denominated in shares of Stock that is similar to a Restricted Stock Award except no shares of Stock are actually awarded on the date of grant of a Restricted Stock Unit. A Restricted Stock Unit is subject to a vesting schedule or the satisfaction of market conditions or performance conditions and shall be settled in shares of Stock, provided, however, that in the sole discretion of the Committee, determined at the time of settlement, a Restricted Stock Unit may be settled in cash based on the Fair Market Value of a share of the Company's Stock multiplied by the number of Restricted Stock Units being settled.

(d) *Performance Awards*. A Performance Award means an Award under Section 2.5 that is granted and will vest upon the achievement of one or more specified performance measures set forth in Section 2.5.

Section 2.2 <u>Stock Options</u>.

(a) *Grant of Stock Options.* Each Stock Option shall be evidenced by an Award Agreement that shall: (i) specify the number of Stock Options covered by the Award; (ii) specify the date of grant of the Stock Option; (iii) specify the vesting period or conditions to vesting; (iv) the Exercise Price; and (v) contain such other terms and conditions not inconsistent with the Plan, including the effect of termination of a Participant's employment or Service with the Company as the Committee may, in its discretion, prescribe.

(b) *Terms and Conditions*. A Stock Option shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee. In no event, however, shall a Stock Option expire later than ten (10) years after the date of its grant (or five (5) years with respect to ISOs granted to an Employee who is a 10% Stockholder). The "Exercise Price" of each Stock Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant (or, if greater, the par value of a share of Stock); *provided, however,* that the Exercise Price of an ISO shall not be less than 110% of Fair Market Value of a share of Stock on the date of grant if granted to a 10% Stockholder; *provided further,* that the Exercise Price may be higher or lower in the case of Stock Options granted or exchanged in replacement of existing Awards held by an Employee or Director of, or service provider to, an acquired entity.

(c) *Method of Exercise.* Subject to the other terms and conditions hereof, a Participant may exercise any Stock Option, to the extent such Stock Option is vested, by giving written notice of exercise to the Company, provided, however, that in no event shall a Stock Option be exercisable for a fractional share. The date of exercise of a Stock Option shall be the later of: (i) the date on which the Company receives such written notice; and (ii) the date on which the Participant pays the applicable Exercise Price pursuant to this Section 2.2(c). The payment of the Exercise Price of a Stock Option shall be by cash or, subject to limitations imposed by applicable law, by such other means as the Committee may from time to time permit, including: (i) by tendering, either actually or constructively by attestation, shares of Stock valued at Fair Market Value as of the day of exercise; (ii) by irrevocably authorizing a third party, acceptable to the Committee, to sell shares of Stock (or a sufficient portion of the shares) acquired upon exercise of the Stock Option and to remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise; (iii) by a net settlement of the Stock Option, using a portion of the shares obtained on exercise in payment of the Exercise Price of the Stock Option (and if applicable, any required tax withholding, to the extent permitted under the Plan); (iv) by personal, certified or cashier's check; (v) by other property deemed acceptable by the Committee; or (vi) by any combination thereof. The total number of shares that may be acquired upon the exercise of a Stock Option shall be rounded down to the nearest whole share, with cash-in-lieu paid by the Company, at its discretion, for the value of any fractional share.

(d) *Prohibition of Cash Buy-Outs of Underwater Stock Options.* Under no circumstances will any underwater Stock Options which were granted under the Plan be bought back by the Company without stockholder approval.

Section 2.3 Restricted Stock.

(a) *Grant of Restricted Stock.* Each Restricted Stock Award shall be evidenced by an Award Agreement that shall: (i) specify the number of shares of Stock covered by the Restricted Stock Award; (ii) specify the date of grant of the Restricted Stock Award; (iii) specify the vesting period; and (iv) contain such other terms and conditions not inconsistent with the Plan, including the effect of termination of a Participant's employment or Service with the Company. All Restricted Stock Awards shall be in the form of issued and outstanding shares of Stock that, at the discretion of the Committee, shall be either: (x) registered in the name of the Participant and held by or on behalf of the Company, together with a stock power executed by the Participant in favor of the Company, pending the vesting or forfeiture of the Restricted Stock; or (y) registered in the name of, and delivered to, the Participant. In any event, the certificates evidencing the Restricted Stock Award shall at all times prior to the applicable vesting date bear the following legend:

> The Stock evidenced hereby is subject to the terms of an Award Agreement with BCB Bancorp, Inc. dated [Date], made pursuant to the terms of the BCB Bancorp, Inc. 2023 Equity Incentive Plan, copies of which are on file at the executive offices of BCB Bancorp, Inc., and may not be sold, encumbered, hypothecated or otherwise transferred except in accordance with the terms of such Plan and Award Agreement, or such other restrictive legend as the Committee, in its discretion, may specify. Notwithstanding the foregoing, the Company may in its sole discretion issue Restricted Stock in any other approved format (*e.g., electronically*) in order to facilitate the paperless transfer of such Awards. In the event Restricted Stock is not issued in certificate form, the Company and the transfer agent shall maintain appropriate bookkeeping entries that evidence Participants' ownership of such Awards. Restricted Stock that is not issued in certificate form shall be subject to the same terms and conditions of the Plan as certificated shares, including the restrictions on transferability and the provision of a stock power executed by the Participant in favor of the Company, until the satisfaction of the conditions to which the Restricted Stock Award is subject.

(b) *Terms and Conditions.* Each Restricted Stock Award shall be subject to the following terms and conditions:

(i) *Dividends.* No cash dividends or distributions declared with respect to shares of Stock subject to the Restricted Stock Award (including Performance Awards) shall be paid to any Participant unless and until the Participant vests in such underlying Restricted Stock Award. Upon the vesting of a Restricted Stock Award, any cash dividends or distributions declared but not paid during the vesting period with respect to such Restricted Stock Award shall be paid to the Participant within thirty (30) days following the vesting date. Any stock dividends declared on shares of Stock subject to a Restricted Stock Award shall be subject to the same restrictions and shall vest at the same time as the shares of Restricted Stock from which said dividends were derived. All unvested dividends shall be forfeited by the Participants to the extent their underlying Restricted Stock Awards are forfeited.

(ii) *Voting Rights.* Unless the Committee determines otherwise with respect to any Restricted Stock Award and specifies such determination in the relevant Award Agreement, a Participant shall have voting rights related to the unvested, non-forfeited Restricted Stock and such voting rights shall be exercised by the Participant in his or her discretion.

(iii) *Tender Offers and Merger Elections.* Each Participant to whom a Restricted Stock Award is granted shall have the right to respond, or to direct the response, with respect to the related shares of Restricted Stock, to any tender offer, exchange offer, cash/stock merger consideration election or other offer made to, or elections made by, the holders of shares of Stock. Such a direction for any such shares of Restricted Stock shall be given by proxy or ballot (if the Participant is the beneficial owner of the shares of Restricted Stock for voting purposes) or by completing and filing, with the inspector of elections, the trustee or such other person who shall be independent of the Company as the Committee shall designate in the direction (if the Participant is not such a beneficial owner), a written direction in the form and manner prescribed by the Committee. If no such direction is given, then the shares of Restricted Stock shall not be tendered.

(iv) The Committee may, in connection with the grant of Restricted Stock Awards, condition the vesting thereof upon the attainment of one or more performance measures set forth in Section 2.5(a). Regardless of whether Restricted Stock Awards are subject to the attainment of one or more performance measures, the Committee may also condition the vesting thereof upon the continued Service of the Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including without limitation any applicable performance measures) need not be the same with respect to each recipient.

Section 2.4 Restricted Stock Units.

(a) *Grant of Restricted Stock Unit Awards*. Each Restricted Stock Unit shall be evidenced by an Award Agreement which shall: (i) specify the number of Restricted Stock Units covered by the Award; (ii) specify the date of grant of the Restricted Stock Units; (iii) specify the vesting period or market conditions or performance conditions that must be satisfied in order to vest in the Award; and (iv) contain such other terms and conditions not inconsistent with the Plan, including the effect of termination of a Participant's employment or Services with the Company. Restricted Stock Unit Awards shall be paid in shares of Stock, or in the sole discretion of the Committee determined at the time of settlement, in cash or a combination of cash and shares of Stock.

(b) *Terms and Conditions.* Each Restricted Stock Unit Award shall be subject to the following terms and conditions:

(i) A Restricted Stock Unit Award shall be similar to a Restricted Stock Award except that no shares of Stock are actually awarded to the recipient on the date of grant. Each Restricted Stock Unit shall be evidenced by an Award Agreement that shall specify the Restriction Period (defined below), the number of Restricted Stock Units granted, and such other provisions, including the effect of termination of a Participant's employment or Service with the Company, as the Committee shall determine. The Committee shall impose such other conditions and/or restrictions on any Restricted Stock Unit Award granted pursuant to the Plan as it may deem advisable, including, without limitation, a requirement that Participants pay a stipulated purchase price for each Restricted Stock Unit, time-based restrictions and vesting following the attainment of performance measures set forth in Section 2.5(a) hereof, restrictions under applicable laws or under the requirements of any Exchange or market upon which such shares may be listed, or holding requirements or sale restrictions placed by the Company upon vesting of such Restricted Stock Units.

(ii) The Committee may, in connection with the grant of Restricted Stock Units, condition the vesting thereof upon the attainment of one or more performance measures set forth in Section 2.5(a) hereof. Regardless of whether Restricted Stock Units are subject to the attainment of one or more performance measures, the Committee may also condition the vesting thereof upon the continued Service of the Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Units (including without limitation any applicable performance measures) need not be the same with respect to each recipient. An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest or, in the case of Restricted Stock Units subject to performance measures, after the Committee has determined that the performance goals have been satisfied.

(iii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Unit for which such Participant's continued Service is required (the "Restriction Period"), and until the later of (A) the expiration of the Restriction Period and (B) the date the applicable performance measures (if any) are satisfied, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units.

(iv) A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder. No dividends shall be paid on Restricted Stock Units. In the sole discretion of the Committee, exercised at the time of grant, the applicable Award Agreement may provide that Dividend Equivalent Rights may be paid on Restricted Stock Units. In such case, the Dividend Equivalent Right shall be paid at the same time as the shares subject to such Restricted Stock Unit are distributed to the Participant.

Section 2.5 Performance Awards. The vesting of a Performance Award consisting of a Restricted Stock Award or a Restricted Stock Unit Award may be conditioned on the achievement of one or more objective performance measures set forth in sub-section (a) below, as may be determined by the Committee. At the discretion of the Committee, the vesting of any Stock Option also may be subject to the achievement of one or more objective performance measures.

(a) *Performance Measures*. The performance measures may be based on any one or more of the following:

(i) book value or tangible book value per share;

(ii) basic earnings per share;

(iii) basic cash earnings per share;

(iv) diluted earnings per share;

(v) diluted cash earnings per share;

(vi) return on equity;

(vii) net income or net income before taxes;

(viii) cash earnings;

(ix) net interest income;

(x) non-interest income;

(xi) non-interest expense to average assets ratio;

(xii) cash general and administrative expense to average assets ratio;

(xiii) efficiency ratio;

(xiv) cash efficiency ratio;

(xv) return on average assets;

(xvi) cash return on average assets;

(xvii) return on average stockholders' equity;

(xviii) cash return on average stockholders' equity;

(xix) return on average tangible stockholders' equity;

(xx) cash return on average tangible stockholders' equity;

(xxi) core earnings;

(xxii) operating income;

(xxiii) operating efficiency ratio;

(xxiv) net interest rate margin or net interest rate spread;

(xxv) growth in assets, loans, or deposits;

(xxvi) loan production volume;

(xxvii) non-performing loans;

(xxviii) cash flow;

(xxix) strategic business objectives, consisting of one or more objectives based upon meeting specified cost targets, business expansion goals, and goals relating to acquisitions or divestitures, or goals relating to capital raising and capital management;

(xxx) any other measure determined by the Committee; or

(xxxi) any combination of the foregoing.

Performance measures may be based on the performance of the Company as a whole or on any one or more Subsidiaries or business units of the Company or a Subsidiary and may be measured relative to a peer group, an index or a business plan and may be considered as absolute measures or changes in measures. The terms of an Award may provide that partial achievement of performance measures may result in partial payment or vesting of the award or that the achievement of the performance measures may be measured over more than one period or fiscal year. In establishing any performance measures, the Committee may provide for the exclusion of the effects of the following items, to the extent the exclusion is set forth in the Participant's Award Agreement and identified in the audited financial statements of the Company, including footnotes, or in the Management's Discussion and Analysis section of the Company's annual report or in the Compensation Discussion and Analysis Section, if any, of the Company's annual proxy statement: (i) extraordinary, unusual, and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) changes in tax or accounting principles, regulations or laws; or (iv) expenses incurred in connection with a merger, branch acquisition or similar transaction. To the extent not specifically excluded, such effects shall be included in any applicable performance measure.

(b) *Adjustments*. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or its Subsidiaries conducts its business or other events or circumstances render current performance measures to be unsuitable, the Committee may modify such performance measures, in whole or in part, as the Committee deems appropriate. Notwithstanding anything to the contrary herein, performance measures relating to any Award hereunder will be modified, to the extent applicable, to reflect a change in the outstanding shares of Stock of the Company by reason of any stock dividend or stock split, or a corporate transaction, such as a merger of the Company into another corporation, any separation of a corporation or any partial or complete liquidation by the Company or a Subsidiary. If a Participant is promoted, demoted or transferred to a different business unit during a performance period, the Committee may determine that the selected performance measures or applicable performance period are no longer appropriate, in which case, the Committee, in its sole discretion, may: (i) adjust, change or eliminate the performance measures or change the applicable performance period; or (ii) cause to be made a cash payment to the Participant in an amount determined by the Committee.

Section 2.6 **Vesting of Awards**. The Committee shall specify the vesting schedule or conditions of each Award. Awards granted under the Plan shall be subject to the vesting schedule or conditions established at the time of grant by the Committee, and shall be specified in the Participant's Award Agreement. All stock options awarded have a ten-year term to be exercised from the date of grant. If the right to become vested in an Award under the Plan (including the right to exercise a Stock Option) is conditioned on the completion of a specified period of Service with the Company or its Subsidiaries, without achievement of performance measures or other performance objectives being required as a condition of vesting, and without it being granted in lieu of, or in exchange for, other compensation, then the required period of Service for full vesting shall be determined by the Committee and evidenced in the Award Agreement (subject to acceleration of vesting, to the extent permitted by the Committee or set forth in the Award Agreement, in the event of the Participant's Death, Disability, Retirement or

Involuntary Termination following a Change in Control). Notwithstanding anything to the contrary herein, except to the extent specified in Section 4.1(c), at least ninety-five percent (95%) of all Awards under the Plan shall be subject to a vesting requirement of at least one year of Service following the grant of the Award.

Section 2.7 **Deferred Compensation**. If any Award would be considered "deferred compensation" as defined under Code Section 409A ("Deferred Compensation"), the Committee reserves the absolute right (including the right to delegate such right) to unilaterally amend the Plan or the Award Agreement, without the consent of the Participant, to maintain exemption from, or to comply with, Code Section 409A. Any amendment by the Committee to the Plan or an Award Agreement pursuant to this Section shall maintain, to the extent practicable, the original intent of the applicable provision without violating Code Section 409A. A Participant's acceptance of any Award under the Plan constitutes acknowledgement and consent to such rights of the Committee, without further consideration or action. Any discretionary authority retained by the Committee pursuant to the terms of this Plan or pursuant to an Award Agreement shall not be applicable to an Award which is determined to constitute Deferred Compensation, if such discretionary authority would contravene Code Section 409A.

Section 2.8 **Prohibition Against Option Repricing**. Except for adjustments pursuant to Section 3.4, and reductions of the Exercise Price approved by the Company's stockholders, neither the Committee nor the Board shall have the right or authority to make any adjustment or amendment that reduces or would have the effect of reducing the Exercise Price of a Stock Option previously granted under the Plan, whether through amendment, cancellation (including cancellation in exchange for a cash payment in excess of the Stock Option's in-the-money value or in exchange for Options or other Awards) or replacement grants, or other means.

Section 2.9 **Effect of Termination of Service on Awards**. The Committee shall establish the effect of a Termination of Service on the continuation of rights and benefits available under an Award and, in so doing, may make distinctions based upon, among other things, the cause of Termination of Service and type of Award. Unless otherwise specified by the Committee and set forth in an Award Agreement between the Company and the Participant or as set forth in an employment or severance agreement entered into by and between the Company and/or the Bank and an Employee, the following provisions shall apply to each Award granted under this Plan:

(a) Upon a Participant's Termination of Service for any reason other than due to Disability, Death, Retirement or Termination of Service for Cause, Stock Options shall be exercisable only as to those shares that were immediately exercisable by such Participant at the date of termination, and Stock Options may be exercised only for a period of three (3) months following termination and any Restricted Stock Award and Restricted Stock Unit that has not vested as of the date of Termination of Service shall expire and be forfeited.

(b) In the event of a Termination of Service for Cause, all Stock Options granted to a Participant that have not been exercised and all Restricted Stock Awards and Restricted Stock Units granted to a Participant that have not vested shall expire and be forfeited.

(c) Upon Termination of Service for reason of Disability, Death or Retirement, all unvested awards (e.g., unexercisable Stock Options, unvested Restricted Stock Awards and Restricted Stock Units) shall vest. Stock Options may be exercised over the remaining unexpired term of the Stock Options following Termination of Service due to Death, Disability, or Retirement; *provided, however*, that no Stock Option shall be eligible for treatment as an ISO in the event such Stock Option is exercised more than one year following Termination of Service due to Disability and *provided, further*, in order to obtain ISO treatment for Stock Options exercised by heirs or devisees of an optionee, the optionee's death must have occurred while employed or within three months of Termination of Service. In the event of Termination of Service due to Retirement, a Participant's vested Stock Options shall be exercisable for one year following Termination of Service, provided that no Stock Option shall be eligible for treatment as an ISO in the event such Stock Option is exercised more than three months following Termination of Service due to Retirement and any Stock Option, Restricted Stock Award or Restricted Stock Unit that has not vested as of the date of Termination of Service shall expire and be forfeited.

(d) Notwithstanding anything herein to the contrary, no Stock Option shall be exercisable beyond the last day of the original term of such Stock Option.

(e) Notwithstanding the provisions of this Section 2.9, the effect of a Change in Control on the vesting/exercisability of Stock Options, Restricted Stock Awards and Restricted Stock Units is as set forth in Article 4.

ARTICLE 3 - SHARES SUBJECT TO PLAN

Section 3.1 Available Shares. The shares of Stock with respect to which Awards may be made under the Plan shall be shares currently authorized but unissued, currently held or, to the extent permitted by applicable law, subsequently acquired by the Company, including shares purchased in the open market or in private transactions.

Section 3.2 Share Limitations.

(a) *Share Reserve.* Subject to the following provisions of this Section 3.2, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be equal to 1,000,000 shares of Stock (the "Share Limit"). Subject to Section 3.2(b), shares of Stock may be issued up to such Share Limit number pursuant to any type or types of Award; provided, however, that no more than 1,000,000 shares of Stock may be delivered pursuant to the exercise of Stock Options that are granted as ISOs. The aggregate number of shares available for grant under this Plan and the number of shares of Stock subject to outstanding awards shall be subject to adjustment as provided in Section 3.4.

(b) *Computation of Shares Available.* For purposes of this Section 3.2, the number of shares of Stock available for the grant of additional Stock Options, Restricted Stock Awards or Restricted Stock Units shall be reduced by the number of shares of Stock previously granted, subject to the following: (i) to the extent any shares of Stock covered by an Award (including Restricted Stock Awards and Restricted Stock Units) under the Plan are not delivered to a Participant or beneficiary for any reason, including because the Award is forfeited or canceled or because a Stock Option is not exercised, then such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan; (ii) shares of Stock issued pursuant to Restricted Stock Awards or Restricted Stock Units shall count against the Share Limit as two (2) shares of Stock for every one share of Stock issued in connection with the Award; and (iii) shares of Stock issued pursuant to the exercise of Stock Options shall count against the Share Limit as one (1) share of Stock for every one share of Stock to which such exercise relates. To the extent: (i) a Stock Option is exercised by using an actual or constructive exchange of shares of Stock to pay the Exercise Price; or (ii) shares of Stock are withheld to satisfy withholding taxes upon exercise or vesting of an Award granted hereunder; or (iii) shares are withheld to satisfy the exercise price of Stock Options in a net settlement of Stock Options, then the number of shares of Stock available shall be reduced by the gross number of Stock Options exercised rather than by the net number of shares of Stock issued.

Section 3.3 <u>Limitations on Grants to Employees; Awards to Directors</u>.

(a) *Limitation on Grants to Employees.* The maximum number of shares of Stock which may be granted during any calendar year to any one Employee pursuant to Section 3.2 shall not exceed 50,000 shares, all of which may be granted during any calendar year, provided, however, that such limitation shall be subject to adjustment as provided in Section 3.4.

(b) *Awards to Directors.* Subject to the limitations set forth in Section 3.2, a Director, during any calendar year, may be granted an Award of Stock Options, Restricted Stock, Restricted Stock Units or a combination of such Awards as determined solely in the discretion of the Committee, provided, however, that the aggregate grant date fair value of such Awards (computed as of the date of grant in accordance with the generally accepted accounting principles in the United States) shall not exceed $150,000 (each, an "Annual Award"). Notwithstanding the foregoing, the Committee shall have discretion to elect not to make an Annual Award to a Director.

Section 3.4 <u>Corporate Transactions</u>.

(a) *General.* In the event any recapitalization, forward or reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, or exchange of shares of Stock or other securities, stock dividend or other special and nonrecurring dividend or distribution (whether in the form of cash, securities or other property), liquidation, dissolution, or other similar corporate transaction or event, affects the shares of Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan and/or under any Award granted under the Plan, then the Committee shall, in an equitable manner, adjust any or all of: (i) the number and kind of securities deemed to be available thereafter for grants of Stock Options, Restricted Stock Awards and Restricted Stock Units in the aggregate to all Participants and individually to any one Participant; (ii) the number and kind of securities that may be delivered or deliverable in respect of outstanding Stock Options, Restricted Stock Awards and Restricted Stock Units; and (iii) the Exercise Price of Stock Options. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Stock Options, Restricted Stock Awards and Restricted Stock Units (including, without limitation, cancellation of Stock Options, Restricted

Stock Awards and Restricted Stock Units in exchange for the in-the-money value, if any, of the vested portion thereof, or substitution or exchange of Stock Options, Restricted Stock Awards and Restricted Stock Units using stock of a successor or other entity) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any parent or Subsidiary or the financial statements of the Company or any parent or Subsidiary, or in response to changes in applicable laws, regulations, or accounting principles.

(b) *Merger in which Company is Not Surviving Entity.* In the event of any merger, consolidation, or other business reorganization (including, but not limited to, a Change in Control) in which the Company is not the surviving entity, unless otherwise determined by the Committee at any time at or after grant and prior to the consummation of such merger, consolidation or other business reorganization, any Stock Options granted under the Plan which remain outstanding shall be converted into Stock Options to purchase voting common equity securities of the business entity which survives such merger, consolidation or other business reorganization having substantially the same terms and conditions as the outstanding Stock Options under this Plan and reflecting the same economic benefit (as measured by the difference between the aggregate Exercise Price and the value exchanged for outstanding shares of Stock in such merger, consolidation or other business reorganization), all as determined by the Committee prior to the consummation of such merger; provided, however, that the Committee may, at any time prior to the consummation of such merger, consolidation or other business reorganization, direct that all, but not less than all, outstanding Stock Options be canceled as of the effective date of such merger, consolidation or other business reorganization in exchange for a cash payment per share of Stock equal to the excess (if any) of the value exchanged for an outstanding share of Stock in such merger, consolidation or other business reorganization over the Exercise Price of the Stock Option being canceled; provided, further, that in the event the Exercise Price of outstanding Stock Options exceed the value to be exchanged for an outstanding share of Stock (an "Underwater Stock Option") in such merger, consolidation or other business reorganization, the Committee may, in its discretion, cancel and terminate such Underwater Stock Options without the consent of the holder of the Stock Option and without any payment to such holder.

Section 3.5 Delivery of Shares. Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a) *Compliance with Applicable Laws.* Notwithstanding any other provision of the Plan, the Company shall have no obligation to deliver any shares of Stock or make any other distribution of benefits under the Plan unless such delivery or distribution complies with all applicable laws (including, the requirements of the Securities Act), and the applicable requirements of any Exchange or similar entity.

(b) *Certificates.* To the extent that the Plan provides for the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any Exchange.

ARTICLE 4 - CHANGE IN CONTROL

Section 4.1 Consequence of a Change in Control. Subject to the provisions of Section 2.6 (relating to vesting and acceleration) and Section 3.4 (relating to the adjustment of shares), and except as otherwise provided in the Plan or as determined by the Committee and set forth in the terms of any Award Agreement or as set forth in an employment, change in control, or severance agreement entered into by and between the Company and/or the Bank and an Employee:

(a) At the time of an Involuntary Termination at or following a Change in Control, all Stock Options then held by the Participant shall become fully earned and exercisable (subject to the expiration provisions otherwise applicable to the Stock Option). All Stock Options may be exercised for a period of one year following the Participant's Involuntary Termination, provided, however, that no Stock Option shall be eligible for treatment as an ISO in the event such Stock Option is exercised more than three (3) months following such Involuntary Termination. To the extent not specified herein or in the Award Agreement, the Committee shall have the discretion to determine the treatment of outstanding unvested Awards, provided, however, that any such Awards will be deemed earned and shall vest if not assumed by a successor entity.

(b) At the time of an Involuntary Termination at or following a Change in Control, all Awards of Restricted Stock described in Section 2.1(b) and Restricted Stock Units described in Section 2.1(c) shall become fully earned and vested immediately. Notwithstanding the above, any Awards, the vesting of which are based on satisfaction of performance-based conditions will be vested as specified in subsection (c) hereof.

(c) In the event of a Change in Control, any performance measure attached to a Performance Award under the Plan shall be deemed satisfied at the "target" level as of the date of the Change in Control, unless the data supports and the Committee certifies, that the performance measures have been achieved at a higher level than target as of the effective date of the Change in Control, in which case, the Performance Award will vest at such higher level.

Section 4.2 Definition of Change in Control. For purposes of this Agreement, the term "Change in Control" shall mean the consummation by the Company or the Bank, in a single transaction or series of related transactions, of any of the following:

(a) Merger: The Company or the Bank merges into or consolidates with another entity, or merges another bank or corporation into the Company or the Bank, and as a result, less than a majority of the combined voting power of the resulting corporation immediately after the merger or consolidation is held by persons who were stockholders of the Company or the Bank immediately before the merger or consolidation;

(b) Acquisition of Significant Share Ownership: A person or persons acting in concert has or have become the beneficial owner of 25% or more of a class of the Company's or the Bank's Voting Securities; provided, however, this clause (b) shall not apply to beneficial ownership of the Company's or the Bank's voting shares held in a fiduciary capacity by an entity of which the Company directly or indirectly beneficially owns 50% or more of its outstanding Voting Securities;

(c) <u>Change in Board Composition</u>: During any period of two consecutive years, individuals who constitute the Company's or the Bank's Board of Directors at the beginning of the two-year period cease for any reason to constitute at least a majority of the Company's or the Bank's Board of Directors; provided, however, that for purposes of this clause (c), each director who is first elected by the board (or first nominated by the board for election by the stockholders) by a vote of at least two-thirds (2/3) of the directors who were directors at the beginning of the two-year period shall be deemed to have also been a director at the beginning of such period or who is appointed as a director as a result of a directive, supervisory agreement or order issued by the primary federal regulator of the Company or the Bank or by the Federal Deposit Insurance Corporation shall be deemed to have also been a director at the beginning of such period; or

(d) <u>Sale of Assets</u>: The Company or the Bank sells to a third party all or substantially all of its assets.

Notwithstanding the foregoing, in the event that an Award constitutes Deferred Compensation, and the settlement of, or distribution of benefits under, such Award is to be triggered solely by a Change in Control, then with respect to such Award, a Change in Control shall be defined as required under Code Section 409A, as in effect at the time of such transaction.

ARTICLE 5 - COMMITTEE

Section 5.1 Administration. The Plan shall be administered by the members of the Compensation Committee of the Company who are Disinterested Board Members. If the Committee consists of fewer than three Disinterested Board Members, then the Board shall appoint to the Committee such additional Disinterested Board Members as shall be necessary to provide for a Committee consisting of at least three Disinterested Board Members. Any members of the Committee who do not qualify as Disinterested Board Members shall abstain from participating in any discussion or decision to make or administer Awards that are made to Participants who at the time of consideration for such Award are persons subject to the short-swing profit rules of Section 16 of the Exchange Act. The Board (or if necessary to maintain compliance with the applicable listing standards, those members of the Board who are "independent directors" under the corporate governance statutes or rules of any national Exchange on which the Company lists, has listed or seeks to list its securities) may, in their discretion, take any action and exercise any power, privilege or discretion conferred on the Committee under the Plan with the same force and effect under the Plan as if done or exercised by the Committee.

Section 5.2 Powers of Committee. The administration of the Plan by the Committee shall be subject to the following:

(a) The Committee will have the authority and discretion to select from among the Company's and its Subsidiaries' Employees and Directors who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, features (including automatic exercise in accordance with Section 7.18 hereof), performance criteria, restrictions (including

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without limitation, provisions relating to non-competition, non-solicitation and confidentiality), and other provisions of such Awards (subject to the restrictions imposed by Article 6), to cancel or suspend Awards and to reduce, eliminate or accelerate any restrictions or vesting requirements applicable to an Award at any time after the grant of the Award or to extend the time period to exercise a Stock Option, provided that such extension is consistent with Code Section 409A. Notwithstanding the foregoing, the Committee will not have the authority or discretion to accelerate the vesting requirements applicable to an Award to avoid the one-year minimum vesting requirement pursuant to Section 2.6 (except to the extent permitted pursuant to Section 2.6 hereof), or accelerate the vesting requirements applicable to an Award as a result of a Change in Control (except to the extent permitted pursuant to Section 4.1 hereof).

(b) The Committee will have the authority and discretion to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(c) The Committee will have the authority to define terms not otherwise defined herein.

(d) Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

(e) In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to the charter and bylaws of the Company and applicable corporate law.

(f) The Committee will have the authority to: (i) suspend a Participant's right to exercise a Stock Option during a blackout period (or similar restricted period) or to exercise in a particular manner (i.e., such as a "cashless exercise" or "broker-assisted exercise") to the extent that the Committee deems it necessary or in the best interests of the Company in order to comply with the securities laws and regulations issued by the SEC (the "Blackout Period"); and (ii) to extend the period to exercise a Stock Option by a period of time equal to the Blackout Period, provided that such extension does not violate Section 409A of the Code, the Incentive Stock Option requirements or applicable laws and regulations.

Section 5.3 **Delegation by Committee**. Except to the extent prohibited by applicable law, the applicable rules of an Exchange upon which the Company lists its shares or the Plan, or as necessary to comply with the exemptive provisions of Rule 16b-3 promulgated under the Exchange Act, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it, including: (a) delegating to a committee of one or more members of the Board who are not "non-employee directors," within the meaning of Rule 16b-3, the authority to grant Awards under the Plan to eligible persons who are not then subject to Section 16 of the Exchange Act; or (b) delegating to a committee of one or more members of the Board who would be eligible to serve on the Compensation Committee of the Company pursuant to the listing requirements imposed by any national securities exchange on which the Company lists, has listed or seeks to list its securities, the authority to grant awards under the Plan. The acts of such delegates shall be treated hereunder as acts of the Committee and such delegates shall report regularly to the Committee regarding the delegated duties and responsibilities and any Awards so granted. Any such allocation or delegation may be revoked by the Committee at any time.

Section 5.4 **Information to be Furnished to Committee**. As may be permitted by applicable law, the Company and its Subsidiaries shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and its Subsidiaries as to a Participant's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined by the Committee to be manifestly incorrect. Subject to applicable law, Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

Section 5.5 **Committee Action**. The Committee shall hold such meetings, and may make such administrative rules and regulations, as it may deem proper. A majority of the members of the Committee shall constitute a quorum, and the action of a majority of the members of the Committee present at a meeting at which a quorum is present, as well as actions taken pursuant to the unanimous written consent of all of the members of the Committee without holding a meeting, shall be deemed to be actions of the Committee. Subject to Section 5.1, all actions of the Committee shall be final and conclusive and shall be binding upon the Company, Participants and all other interested parties. Any person dealing with the Committee shall be fully protected in relying upon any written notice, instruction, direction or other communication signed by a member of the Committee or by a representative of the Committee authorized to sign the same in its behalf.

ARTICLE 6 - AMENDMENT AND TERMINATION

Section 6.1 **General**. The Board may, as permitted by law, at any time, amend or terminate the Plan, and may amend any Award Agreement, provided that no amendment or termination (except as provided in Section 2.7, Section 3.4 and Section 6.2) may cause the Award to violate Code Section 409A, may cause the repricing of a Stock Option, or, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely impair the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board; *provided, however*, that, no amendment may (a) materially increase the benefits accruing to Participants under the Plan, (b) materially increase the aggregate number of securities which may be issued under the Plan, other than pursuant to Section 3.4, or (c) materially modify the requirements for participation in the Plan, unless the amendment under (a), (b) or (c) above is approved by the Company's stockholders.

Section 6.2 **Amendment to Conform to Law and Accounting Changes**. Notwithstanding any provision in this Plan or any Award Agreement to the contrary, the Committee may amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of: (i) conforming the Plan or the Award Agreement to any present or future law relating to plans of this or similar nature (including, but not limited to, Code Section 409A); or (ii) avoiding an accounting treatment resulting from an accounting pronouncement or interpretation thereof issued by the SEC or

Financial Accounting Standards Board subsequent to the adoption of the Plan or the making of the Award affected thereby, which, in the sole discretion of the Committee, may materially and adversely affect the financial condition or results of operations of the Company. By accepting an Award under this Plan, each Participant agrees and consents to any amendment made pursuant to this Section 6.2 or Section 2.7 to any Award granted under the Plan without further consideration or action.

ARTICLE 7 - GENERAL TERMS

Section 7.1 No Implied Rights.

(a) *No Rights to Specific Assets.* Neither a Participant nor any other person shall by reason of participation in the Plan acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including any specific funds, assets, or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the shares of Stock or amounts, if any, payable or distributable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.

(b) *No Contractual Right to Employment or Future Awards.* The Plan does not constitute a contract of employment, and selection as a Participant will not give any participating Employee the right to be retained in the employ of the Company or any Subsidiary or any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. No individual shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to receive a future Award under the Plan.

(c) *No Rights as a Stockholder.* Except as otherwise provided in the Plan or in the Award Agreement, no Award under the Plan shall confer upon the holder thereof any rights as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

Section 7.2 Transferability. Except as otherwise so provided by the Committee, ISOs under the Plan are not transferable except: (i) as designated by the Participant by will or by the laws of descent and distribution; (ii) to a trust established by the Participant, if under Code Section 671 and applicable state law, the Participant is considered the sole beneficial owner of the Stock Option while held in trust; or (iii) between spouses incident to a divorce or pursuant to a domestic relations order, provided, however, in the case of a transfer within the meaning of this paragraph (iii), the Stock Option shall not qualify as an ISO as of the day of such transfer. The Committee shall have the discretion to permit the transfer of vested Stock Options (other than ISOs) under the Plan; *provided, however,* that such transfers shall be limited to Immediate Family Members of Participants, trusts and partnerships established for the primary benefit of such family members or to charitable organizations, and; *provided, further,* that such transfers are not made for consideration to the Participant.

Awards of Restricted Stock shall not be transferable prior to the time that such Awards vest in the Participant. A Restricted Stock Unit Award is not transferable, except in the event of death, prior to the time that the Restricted Stock Unit Award vests and is earned and the property in which the Restricted Stock Unit is denominated is distributed to the Participant or the Participant's Beneficiary.

Section 7.3 <u>Designation of Beneficiaries</u>. A Participant hereunder may file with the Company a written designation of a beneficiary or beneficiaries under this Plan and may from time to time revoke or amend any such designation ("<u>Beneficiary Designation</u>"). Any designation of beneficiary under this Plan shall be controlling over any other disposition, testamentary or otherwise (unless such disposition is pursuant to a domestic relations order); *provided, however,* that if the Committee is in doubt as to the entitlement of any such beneficiary to any Award, the Committee may determine to recognize only the legal representative of the Participant, in which case the Company, the Committee and the members thereof shall not be under any further liability to anyone.

Section 7.4 <u>Non-Exclusivity</u>. Neither the adoption of this Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including, without limitation, the granting of Restricted Stock Awards, Restricted Stock Units or Stock Options and such arrangements may be either generally applicable or applicable only in specific cases.

Section 7.5 <u>Award Agreement</u>. Each Award granted under the Plan shall be evidenced by an Award Agreement signed by the Participant. A copy of the Award Agreement, in any medium chosen by the Committee, shall be provided (or made available electronically) to the Participant.

Section 7.6 <u>Form and Time of Elections/Notification Under Code Section 83(b)</u>. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification or revocation thereof, shall be filed with the Company at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require. Notwithstanding anything herein to the contrary, the Committee may, on the date of grant or at a later date, as applicable, prohibit an individual from making an election under Code Section 83(b). If the Committee has not prohibited an individual from making this election, an individual who makes this election shall notify the Committee of the election within ten (10) days of filing notice of the election with the Internal Revenue Service. This requirement is in addition to any filing and notification required under the regulations issued under the authority of Code Section 83(b).

Section 7.7 <u>Evidence</u>. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information upon which the person is acting considers pertinent and reliable, and signed, made or presented by the proper party or parties.

Section 7.8 <u>Tax Withholding</u>. Where a Participant is entitled to receive shares of Stock upon the vesting or exercise of an Award, the Company shall have the right to require such

Participant to pay to the Company the amount of any tax that the Company is required to withhold with respect to such vesting or exercise, or, in lieu thereof, to retain, or to sell without notice, a sufficient number of shares of Stock to cover the minimum amount required to be withheld. To the extent determined by the Committee, a Participant shall have the right to direct the Company to satisfy the minimum amount (or an amount up to a Participant's highest marginal tax rate provided such withholding does not trigger liability accounting under FASB ASC Topic 718 or its successor) required for federal, state and local tax withholding by: (i) with respect to a Stock Option, reducing the number of shares of Stock subject to the Stock Option (without issuance of such shares of Stock to the Stock Option holder) by a number equal to the quotient of (a) the total minimum amount of required tax withholding divided by (b) the excess of the Fair Market Value of a share of Stock on the exercise date over the Exercise Price per share of Stock; and (ii) with respect to Restricted Stock Awards and Restricted Stock Units, withholding a number of shares (based on the Fair Market Value on the vesting date) otherwise vesting that would satisfy the minimum amount of required tax withholding (or an amount up to a Participant's highest marginal rate provided such withholding does not trigger liability accounting under FASB ASC Topic 718 or its successor). Provided there are no adverse accounting consequences to the Company (a requirement to have liability classification of an award under FASB ASC Topic 718 is an adverse consequence), a Participant who is not required to have taxes withheld may request to the Company to withhold in accordance with the preceding sentence as if the Award were subject to minimum tax withholding requirements or up to such Participant's highest marginal tax rate.

Section 7.9 Action by Company or Subsidiary. Any action required or permitted to be taken by the Company or any Subsidiary shall be by resolution of its board of directors, or by action of one or more members of the Board (including a committee of the Board) who are duly authorized to act for the Board, or (except to the extent prohibited by applicable law or applicable rules of the Exchange on which the Company lists its securities) by a duly authorized officer of the Company or such Subsidiary.

Section 7.10 Successors. All obligations of the Company under the Plan shall be binding upon and inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business, stock, and/or assets of the Company.

Section 7.11 Indemnification. To the fullest extent permitted by law and the Company's governing documents, each person who is or shall have been a member of the Committee, or of the Board, or an officer of the Company to whom authority was delegated in accordance with Section 5.3, or an Employee of the Company, shall be indemnified and held harmless by the Company against and from any loss (including amounts paid in settlement), cost, liability or expense (including reasonable attorneys' fees) that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of his or her own willful misconduct or except as expressly provided by statute or regulation. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's charter or bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless. The foregoing right to indemnification shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition, provided, however, that, if required by applicable law, an advancement of expenses shall be made only upon delivery to the Company of an undertaking, by or on behalf of such persons to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.

Section 7.12 **No Fractional Shares**. Unless otherwise permitted by the Committee, no fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash or other property shall be issued or paid in lieu of fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated by rounding down.

Section 7.13 **Governing Law**. The Plan, all Awards granted hereunder, and all actions taken in connection herewith shall be governed by and construed in accordance with the laws of the State of New Jersey without reference to principles of conflict of laws, except as superseded by applicable federal law. The federal and state courts located in the State of New Jersey, shall have exclusive jurisdiction over any claim, action, complaint or lawsuit brought under the terms of the Plan. By accepting any award under this Plan, each Participant and any other person claiming any rights under the Plan agrees to submit himself or herself and any legal action that the Participant brings under the Plan, to the sole jurisdiction of such courts for the adjudication and resolution of any such disputes.

Section 7.14 **Benefits Under Other Plans**. Except as otherwise provided by the Committee or as set forth in a Qualified Retirement Plan, Awards to a Participant (including the grant and the receipt of benefits) under the Plan shall be disregarded for purposes of determining the Participant's benefits under, or contributions to, any Qualified Retirement Plan, non-qualified plan and any other benefit plans maintained by the Participant's employer. The term "Qualified Retirement Plan" means any plan of the Company or a Subsidiary that is intended to be qualified under Code Section 401(a).

Section 7.15 **Validity**. If any provision of this Plan is determined to be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Plan shall be construed and enforced as if such illegal or invalid provision has never been included herein.

Section 7.16 **Notice**. Unless otherwise provided in an Award Agreement, all written notices and all other written communications to the Company provided for in the Plan or in any Award Agreement, shall be delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid **(provided that international mail shall be sent via overnight or two-day delivery)**, or sent by facsimile, email or prepaid overnight courier to the

Company at its principal executive office. Such notices, demands, claims and other communications shall be deemed given:

(a) in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery;

(b) in the case of certified or registered U.S. mail, five (5) days after deposit in the U.S. mail; or

(c) in the case of facsimile or email, the date upon which the transmitting party received confirmation of receipt; *provided, however,* that in no event shall any such communications be deemed to be given later than the date they are actually received, provided they are actually received.

In the event a communication is not received, it shall only be deemed received upon the showing of an original of the applicable receipt, registration or confirmation from the applicable delivery service. Communications that are to be delivered by U.S. mail or by overnight service to the Company shall be directed to the attention of the Corporate Secretary, unless otherwise provided in the Participant's Award Agreement.

Section 7.17 Forfeiture Events.

(a) The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events include, but are not limited to, termination of employment for Cause, termination of the Participant's provision of Services to the Company or any Subsidiary, violation of material Company or Subsidiary policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct of the Participant that is detrimental to the business or reputation of the Company or any Subsidiary.

(b) If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the federal securities laws, any Participant who is subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 or who is subject to clawback under Section 954 of the Dodd-Frank Act shall reimburse the Company the amount of any payment in settlement of an Award earned or accrued during the twelve month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document embodying such financial reporting requirement.

In addition, Awards granted hereunder are subject to any clawback policy adopted by the Board from time to time.

Section 7.18 Automatic Exercise. In the sole discretion of the Committee exercised in accordance with Section 5.2(a) above, any Stock Options that are exercisable but unexercised as of the day immediately before the tenth anniversary of the date of grant may be automatically exercised, in accordance with procedures established for this purpose by the Committee, but only if the exercise price is less than the Fair Market Value of a share of Stock on such date and the automatic exercise will result in the issuance of at least one (1) whole share of Stock to the Participant after payment of the exercise price and any applicable minimum tax withholding requirements. Payment of the exercise price and any applicable tax withholding requirements shall be made by a net settlement of the Stock Option whereby the number of shares of Stock to be issued upon exercise are reduced by a number of shares having a Fair Market Value on the date of exercise equal to the exercise price and any applicable minimum tax withholding.

Section 7.19 **Regulatory Requirements**. The grant and settlement of Awards under this Plan shall be conditioned upon and subject to compliance with Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. 1828(k), and the rules and regulations promulgated thereunder.

ARTICLE 8 - DEFINED TERMS; CONSTRUCTION

Section 8.1 In addition to the other definitions contained herein, unless otherwise specifically provided in an Award Agreement, the following definitions shall apply:

(a) "10% Stockholder" means an individual who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company.

(b) "Award" means any Stock Option, Restricted Stock, Restricted Stock Unit, Performance Award or any or all of them, or any other right or interest relating to stock or cash, granted to a Participant under the Plan.

(c) "Award Agreement" means the document (in whatever medium prescribed by the Committee) which evidences the terms and conditions of an Award under the Plan. Such document is referred to as an agreement, regardless of whether a Participant's signature is required.

(d) "Board" means the Board of Directors of the Company.

(e) If the Participant is subject to a written employment agreement (or other similar written agreement) with the Company or a Subsidiary that provides a definition of termination for "Cause," then, for purposes of this Plan, the term "Cause" shall have meaning set forth in such agreement. In the absence of such a definition, "Cause" means termination because of a Participant's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, material breach of the Bank's Code of Ethics, material violation of the Sarbanes-Oxley requirements for officers of public companies that in the reasonable opinion of the Chief Executive Officer of the Bank or the Board will likely cause substantial financial harm or substantial injury to the reputation of the Bank, willfully engaging in actions that in the reasonable opinion of the Board will likely cause substantial financial harm or substantial injury to the business reputation of the Bank, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than routine traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of the contract.

(f) "Change in Control" has the meaning ascribed to it in Section 4.2.

(g) "Code" means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder, as modified from time to time.

(h) "Code Section 409A" means the provisions of Section 409A of the Code and any rules, regulations and guidance promulgated thereunder, as modified from time to time.

(i) "Committee" means the Committee acting under Article 5.

(j) "Director" means a member of the Board of Directors of the Company or a Subsidiary. A "Director Emeritus" shall mean a former member of the Board of Directors of the Company or a Subsidiary but who continues to be associated with the Company or a Subsidiary as an adviser.

(k) If the Participant is subject to a written employment agreement (or other similar written agreement) with the Company or a Subsidiary that provides a definition of "Disability" or "Disabled," then, for purposes of this Plan, the terms "Disability" or "Disabled" shall have meaning set forth in such agreement. In the absence of such a definition, "Disability" shall be defined in accordance with the Bank's long-term disability plan. To the extent that an Award hereunder is subject to Code Section 409A, "Disability" or "Disabled" shall mean that a Participant: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering Employees. Except to the extent prohibited under Code Section 409A, if applicable, the Committee shall have discretion to determine if a termination due to Disability has occurred.

(l) "Disinterested Board Member" means a member of the Board who: (i) is not a current Employee of the Company or a Subsidiary; (ii) is not a former employee of the Company or a Subsidiary who receives compensation for prior Services (other than benefits under a tax-qualified retirement plan) during the taxable year; (iii) has not been an officer of the Company or a Subsidiary; (iv) does not receive compensation from the Company or a Subsidiary, either directly or indirectly, for services as a consultant or in any capacity other than as a Director except in an amount for which disclosure would not be required pursuant to Item 404 of SEC Regulation S-K in accordance with the proxy solicitation rules of the SEC, as amended or any successor provision thereto; and (v) does not possess an interest in any other transaction, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(a) of SEC Regulation S-K under the proxy solicitation rules of the SEC, as amended or any successor provision thereto. The term Disinterested Board Member shall be interpreted in such manner as shall be necessary to conform to the requirements of Rule 16b-3 promulgated under the Exchange Act and the corporate governance standards imposed on compensation committees under the listing requirements imposed by any Exchange on which the Company lists or seeks to list its securities.

(m) "Dividend Equivalent Rights" means the right, associated with a Restricted Stock Unit, to receive a payment, in cash or stock, as applicable, equal to the amount of dividends paid on a share of the Company's Stock, as specified in the Award Agreement.

(n) "Employee" means any person employed by the Company or any Subsidiary. Directors who are also employed by the Company or a Subsidiary shall be considered Employees under the Plan.

(o) "Exchange" means any national securities exchange on which the Stock may from time to time be listed or traded.

(p) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

(q) "Exercise Price" means the price established with respect to a Stock Option pursuant to Section 2.2.

(r) "Fair Market Value" on any date, means: (i) if the Stock is listed on an Exchange, the closing sales price on such Exchange or over such system on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported; or (ii) if the Stock is not listed on a securities exchange, "Fair Market Value" shall mean a price determined by the Committee in good faith on the basis of objective criteria consistent with the requirements of Code Section 422 and applicable provisions of Section 409A.

(s) A termination of employment by an Employee Participant shall be deemed a termination of employment for "Good Reason" as a result of the Participant's resignation from the employ of the Company or any Subsidiary upon the occurrence of any of the following events:

(i) a material diminution in Participant's base compensation;

(ii) a material diminution in Participant's authority, duties or responsibilities;

(iii) a change in the geographic location at which Participant must perform his or her duties that is more than thirty-five (35) miles from the location of Participant's principal workplace on the date of this Agreement; or

(iv) in the event a Participant is a party to an employment, change in control, severance or similar agreement that provides a definition for "Good Reason" or a substantially similar term, then the occurrence of any event set forth in such definition.

(t) "Immediate Family Member" means with respect to any Participant: (i) any of the Participant's children, stepchildren, grandchildren, parents, stepparents, grandparents, spouses, former spouses, siblings, nieces, nephews, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law or sisters-in-law, including relationships created by adoption; (ii) any natural person sharing the Participant's household (other than as a tenant or employee, directly or indirectly, of the Participant); (iii) a trust in which any combination of the Participant and persons described in section (i) and (ii) above own more than fifty percent (50%) of the beneficial interests; (iv) a foundation in which any combination of the Participant and persons described in sections (i) and (ii) above control management of the assets; or (v) any other corporation, partnership, limited liability company or other entity in which any combination of the Participant and persons described in sections (i) and (ii) above control more than fifty percent (50%) of the voting interests.

(u) "Involuntary Termination" means the Termination of Service of a Participant by the Company or Subsidiary (other than termination for Cause) or termination of employment by an Employee Participant for Good Reason.

(v) "ISO" has the meaning ascribed to it in Section 2.1(a).

(w) "Non-Qualified Option" means the right to purchase shares of Stock that is either: (i) granted to a Participant who is not an Employee; or (ii) granted to an Employee and either is not designated by the Committee to be an ISO or does not satisfy the requirements of Section 422 of the Code.

(x) "Participant" means any individual who has received, and currently holds, an outstanding Award under the Plan.

(y) "Performance Award" has the meaning ascribed to it in Sections 2.1(d) and 2.5.

(z) "Restricted Stock" or "Restricted Stock Award" has the meaning ascribed to it in Sections 2.1(b) and 2.3.

(aa) "Restricted Stock Unit" has the meaning ascribed to it in Sections 2.1(c) and 2.4.

(bb) "Restriction Period" has the meaning set forth in Section 2.4(b)(iii).

(cc) "Retirement" means, unless otherwise specified in an Award Agreement, retirement from employment or service on or after the attainment of age 65. An Employee who is also a Director shall not be deemed to have terminated due to Retirement for purposes of vesting of Awards and exercise of Stock Options until both Service as an Employee and Service as a Director has ceased. A non-employee Director will be deemed to have terminated due to Retirement under the provisions of this Plan only if the non-employee Director has terminated Service on the Board(s) of Directors and any Subsidiary or affiliate in accordance with applicable Company policy, following the provision of written notice to such Board(s) of Directors of the non-employee Director's intention to retire. A non-employee Director who continues in Service as a Director Emeritus or advisory director shall be deemed to be in Service of the Employer for purposes of vesting of Awards and exercise of Stock Options.

(dd) "SEC" means the United States Securities and Exchange Commission.

(ee) "Securities Act" means the Securities Act of 1933, as amended from time to time.

(ff) "Service" means service as an Employee or non-employee Director of the Company or a Subsidiary, as the case may be, and shall include service as a Director Emeritus or advisory director. Service shall not be deemed interrupted in the case of sick leave, military leave or any other absence approved by the Company or a Subsidiary, in the case of transferees between payroll locations or between the Company, a Subsidiary or a successor.

(gg) "Stock" means the common stock of the Company, $0.01 par value per share.

(hh) "Stock Option" has the meaning ascribed to it in Section 2.1(a) and 2.2.

(ii) "Subsidiary" means any corporation, affiliate, bank or other entity which would be a subsidiary corporation with respect to the Company as defined in Code Section 424(f) and, other than with respect to an ISO, shall also mean any partnership or joint venture in which the Company and/or other Subsidiary owns more than 50% of the capital or profits interests.

(jj) "Termination of Service" means the first day occurring on or after a grant date on which the Participant ceases to be an Employee or Director (including a Director Emeritus or advisory director) of the Company or any Subsidiary, regardless of the reason for such cessation, subject to the following:

(i) The Participant's cessation as an Employee shall not be deemed to occur by reason of the transfer of the Participant between the Company and a Subsidiary or between two Subsidiaries.

(ii) The Participant's cessation as an Employee shall not be deemed to occur by reason of the Participant's being on a bona fide leave of absence from the Company or a Subsidiary approved by the Company or Subsidiary otherwise receiving the Participant's Services, provided such leave of absence does not exceed six months, or if longer, so long as the Employee retains a right to reemployment with the Company or Subsidiary under an applicable statute or by contract. For these purposes, a leave of absence constitutes a bona fide leave of absence only if there is a reasonable expectation that the Employee will return to perform Services for the Company or Subsidiary. If the period of leave exceeds six months and the Employee does not retain a right to reemployment under an applicable statute or by contract, the employment relationship is deemed to terminate on the first day immediately following such six month period. For purposes of this sub-section, to the extent applicable, an Employee's leave of absence shall be interpreted by the Committee in a manner consistent with Treasury Regulation Section 1.409A-1(h)(1).

(iii) If, as a result of a sale or other transaction, the Subsidiary for whom Participant is employed (or to whom the Participant is providing Services) ceases to be a Subsidiary, and the Participant is not, following the transaction, an Employee of the Company or an entity that is then a Subsidiary, then the occurrence of such transaction shall be treated as the Participant's Termination of Service caused by the Participant being discharged by the entity for whom the Participant is employed or to whom the Participant is providing Services.

(iv) Except to the extent Section 409A of the Code may be applicable to an Award, and subject to the foregoing paragraphs of this sub-section, the Committee shall have discretion to determine if a Termination of Service has occurred and the date on which it occurred. In the event that any Award under the Plan constitutes Deferred Compensation (as defined in Section 2.7 hereof), the term Termination of Service shall be interpreted by the Committee in a manner consistent with the definition of "Separation from Service" as defined under Code Section 409A and under Treasury Regulation Section 1.409A-1(h)(ii). For purposes of this Plan, a "Separation from Service" shall have occurred if the Bank and Participant reasonably anticipate that no further Services will be performed by the Participant after the date of the Termination of Service (whether as an employee or as an independent contractor) or the level of further Services performed will be less than 50% of the average level of bona fide Services in the 36 months immediately preceding the Termination of Service. If a Participant is a "Specified Employee," as defined in Code Section 409A and any payment to be made hereunder shall be determined to be subject to Code Section 409A, then if required by Code Section 409A, such payment or a portion of such payment (to the minimum extent possible) shall be delayed and shall be paid on the first day of the seventh month following Participant's Separation from Service.

(v) With respect to a Participant who is a Director, cessation as a Director will not be deemed to have occurred if the Participant continues as a Director Emeritus or advisory director. With respect to a Participant who is both an Employee and a Director, termination of employment as an Employee shall not constitute a Termination of Service for purposes of the Plan so long as the Participant continues to provide Service as a Director, Director Emeritus or advisory director.

(kk) "Voting Securities" means any securities which ordinarily possess the power to vote in the election of directors without the happening of any pre-condition or contingency.

Section 8.2 In this Plan, unless otherwise stated or the context otherwise requires, the following uses apply:

(a) actions permitted under this Plan may be taken at any time and from time to time in the actor's reasonable discretion;

(b) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time;

(c) in computing periods from a specified date to a later specified date, the words "from" and "commencing on" (and the like) mean "from and including," and the words "to," "until" and "ending on" (and the like) mean "to, but excluding";

(d) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality;

(e) indications of time of day mean Eastern Time;

(f) "including" means "including, but not limited to";

(g) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Plan unless otherwise specified;

(h) all words used in this Plan will be construed to be of such gender or number as the circumstances and context require;

(i) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Plan have been inserted solely for convenience of reference and shall not be considered a part of this Plan nor shall any of them affect the meaning or interpretation of this Plan or any of its provisions;

(j) any reference to a document or set of documents in this Plan, and the rights and obligations of the parties under any such documents, shall mean such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof; and

(k) all accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles in the United States.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant To Section 13 or 15(d) Of The Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2022.

Or

☐ **Transition Report Pursuant To Section 13 or 15(d) Of The Securities Exchange Act of 1934**
For the transition period from ______________ to ______________.

Commission file number: **000-50275**

BCB BANCORP, INC.

(Exact name of registrant as specified in its charter)

New Jersey	**26-0065262**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
104-110 Avenue C, Bayonne, New Jersey	**07002**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **1-(800)-680-6872**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	The NASDAQ Stock Market, LLC

Trading Symbol
BCBP

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the Registrant was required to submit such files).
YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☒   Emerging Growth company ☐

If any emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the last sale price on June 30, 2022, as reported by the Nasdaq Global Market, was approximately $255.3 million.

As of March 3, 2023, there were 16,941,267 shares of the Registrant’s Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

(1) Proxy Statement for the 2023 Annual Meeting of Stockholders of the Registrant (Part III)

TABLE OF CONTENTS

ITEM 1. BUSINESS

Forward-Looking Statements

This report on Form 10-K contains forward-looking statements that are based on assumptions and may describe future plans, strategies and expectations of BCB Bancorp, Inc. and subsidiaries. This document may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in this Annual Report on Form 10-K and in other documents filed with the Securities and Exchange Commission. These forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "seek," "strive," "try," or future or conditional verbs such as "will," "would," "should," "could," "may," or similar expressions. Although we believe that our plans, intentions and expectations, as reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or realized. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Important factors that could cause our actual results and financial condition to differ from those indicated in the forward-looking statements include, among others, changes in market interest rates, general economic conditions, legislation, and regulation; changes in monetary and fiscal policies of the United States Government, including policies of the United States Treasury and Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition, and demand for financial services, loans, deposits and investment products in our local markets; changes in accounting principles and guidelines; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical and technological factors affecting the our operations, pricing and services, and those discussed under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which reflect our expectations only as of the date of this report. We do not assume any obligation to revise forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made, except as may be required by law.

BCB Bancorp, Inc.

BCB Bancorp, Inc. (individually referred to herein as the "Parent Company" and together with its subsidiaries, collectively referred to herein as the "Company") is a New Jersey corporation established in 2003, and is the holding company parent of BCB Community Bank (the "Bank"). The Company has not engaged in any significant business activity other than owning all of the outstanding common stock of BCB Community Bank. Our executive office is located at 104-110 Avenue C, Bayonne, New Jersey 07002. Our telephone number is 1-(800)-680-6872 and our website is www.bcb.bank. Information on our website is not incorporated into this Annual Report on Form 10-K. At December 31, 2022 we had approximately $3.546 billion in consolidated assets, $2.812 billion in deposits and $291.3 million in consolidated stockholders' equity. The Parent Company is subject to extensive regulation by the Board of Governors of the Federal Reserve System.

Human Capital Resources

At December 31, 2022 we employed 301 full-time equivalent employees, all located in New Jersey and New York. Our employees are not represented by any collective bargaining group. Management believes that we have good relations with our employees. We strive to have a positive, collaborative culture that engages employees, as we believe engaged employees serve our customers well.

The safety, health and wellness of our employees is a top priority. The COVID-19 pandemic presented a unique challenge with regard to maintaining employee safety while continuing successful operations. Through teamwork and the adaptability of our management and staff, we were able to transition during the peak of the pandemic, over a short period of time, to a rotational work schedule allowing employees to effectively work from remote locations and ensure a safely-distanced working environment for employees performing customer facing activities, at branches and operations centers.

On an ongoing basis, we remain focused on promoting the health and wellness of our employees by strongly encouraging work-life balance, offering flexible work schedules, and keeping the employee portion of health care premiums to a minimum. We are committed to maintaining a work environment where every team member is treated with dignity and respect, free from the threat of discrimination and harassment.

We expect these same standards apply to all stakeholders, to our interactions with customers, vendors and independent contractors.

BCB Community Bank

The Bank opened for business on November 1, 2000 as Bayonne Community Bank, a New Jersey chartered commercial bank. The Bank changed its name from Bayonne Community Bank to BCB Community Bank in April 2007. At December 31, 2022, the Bank operated at 27 locations in Bayonne, Edison, Hoboken, Fairfield, Holmdel, Jersey City, Lyndhurst, Maplewood, Monroe Township, Newark, Parsippany, Plainsboro, River Edge, Rutherford, South Orange, Union, and Woodbridge, New Jersey, as well as three branches in Staten Island and Hicksville, New York, through executive offices located at 104-110 Avenue C, and an administrative office located at 591-595 Avenue C, Bayonne, New Jersey 07002. The Bank's deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") and the Bank is a member of the Federal Home Loan Bank ("FHLB") System.

We are a community-oriented financial institution. Our business is to offer FDIC-insured deposit products and to invest funds held in deposit accounts at the Bank, together with funds generated from operations, in loans and investment securities. We offer our customers:

- loans, including commercial and multi-family real estate loans, one-to-four family mortgage loans, commercial business loans, construction loans, home equity loans, and consumer loans. In recent years the primary growth in our loan portfolio has been in loans secured by commercial real estate and multi-family properties;
- FDIC-insured deposit products, including savings and club accounts, interest and non-interest-bearing demand accounts, money market accounts, certificates of deposit, and individual retirement accounts; and,
- retail and commercial banking services including wire transfers, money orders, safe deposit boxes, night depository, debit cards, online banking, mobile banking, fraud detection (positive pay), and automated teller services.

Recent Events

On September 23, 2022, the company closed a round of private placement of Series I Noncumulative Perpetual Stock, par value $0.01 per share (the "Series I Preferred Stock"), resulting in gross proceeds of $4,440,000 for 444 shares.

On May 1, 2022, the Parent Company redeemed all 940 outstanding shares of its Series D 4.5% Noncumulative Perpetual Preferred Stock, at their face value of $10,000 per share, for a total redemption amount of $9.4 million.

On March 24, 2022, the Parent Company closed a round of private placement of the Series I Preferred Stock, resulting in gross proceeds of $2,620,000 for 260 shares.

On February 4, 2022, the Parent Company redeemed all 533 outstanding shares of its Series G 6.0% Noncumulative Perpetual Preferred Stock, at their face value of $10,000 per share, for a total redemption amount of $5.3 million.

On December 29, 2021, the Board of Directors of the Company implemented a defined benefit supplemental executive retirement plan ("SERP") for the benefit of Thomas M. Coughlin, President and Chief Executive Officer of the Bank and the Company. The SERP provides supplemental nonqualified pension benefits to Mr. Coughlin in the form of a life annuity.

On December 21, 2021, the Parent Company closed a private placement of Series I Preferred Stock, resulting in gross proceeds of $3,200,000 for 320 shares.

Business Strategy

Our business strategy is to operate as a well-capitalized, profitable, and independent community-oriented financial institution dedicated to providing the highest quality customer service. Management's and the Board of Directors' extensive knowledge of the markets we serve helps to differentiate us from our competitors. Our business strategy incorporates the following elements: maintaining a community focus, focusing on profitability, strengthening our balance sheet, concentrating on real estate-based lending, capitalizing on market dynamics, providing attentive and personalized service, and attracting highly qualified and experienced personnel. These attributes coupled with our desire to seek out under-served markets for banking products and services, facilitate our plan to grow our franchise footprint organically and synergistically.

Maintaining a community focus. Our management and Board of Directors have strong ties to the communities we serve. Many members of the management team are New Jersey natives and are active in the communities we serve through non-profit board membership, local business development organizations, and industry associations. In addition, our board members are well-established professionals and business leaders in the communities we serve. Management and the Board are interested in making a lasting contribution to these communities, and they have succeeded in attracting deposits and loans through attentive and personalized service.

Focusing on profitability. Over the last few years, the Company has opened several new branches throughout New Jersey and New York. The Company intends to continue its growth through the maturation of these new branches and through acquisitions. While this will serve to expand our geographic footprint, it should also provide additional sources of liquidity and as new branches mature, increase profitability. Management continues to be committed to managing and controlling our non-interest expenses to improve our efficiency ratio, and to remain as a well-capitalized institution.

Strengthening our balance sheet. For the year ended December 31, 2022, our return on average equity was 16.99 percent and our return on average assets was 1.46 percent. Our earnings per diluted share was $2.58 for the year ended December 31, 2022 compared to $1.92 for the year ended December 31, 2021. Management remains committed to strengthening the Company's statements of financial condition and maintaining profitability by diversifying the products, pricing and services we offer. Additionally, the Company is very focused on operating with stable liquidity and capital positions and maintaining robust asset quality as the industry continues to face challenges from an uncertain macroeconomic environment.

Concentrating on real estate-based lending. A primary focus of our business strategy is to originate loans secured by commercial and multi-family properties. Such loans generally provide higher returns than loans secured by one-to-four family properties. As a result of our underwriting practices, including debt service requirements for commercial real estate and multi-family loans, management believes that such loans offer us an opportunity to obtain higher returns without a significant increased level of risk.

Capitalizing on market dynamics. The consolidation of the banking industry in northeast New Jersey has provided a unique opportunity for a customer-focused banking institution, such as the Bank. We believe our local roots and community focus provide the Bank with an opportunity to capitalize on the consolidation in our market area. This consolidation has moved decision making away from local, community-based banks to much larger banks headquartered outside of New Jersey. We believe our local roots and community focus provide the Bank with an opportunity to capitalize on the consolidation in our market area.

Providing attentive and personalized service. Management believes that providing attentive and personalized service is the key to gaining deposit and loan relationships in the markets we serve and their surrounding communities.

Attracting highly experienced and qualified personnel. An important part of our strategy is to hire bankers who have prior experience in the markets we serve, as well as pre-existing business relationships. Our management team averages over 20 years of banking experience, while our lenders and branch personnel have significant experience at community banks and regional banks throughout the region. Management believes that its knowledge of these markets has been a critical element in the success of the Bank. Management's extensive knowledge of the local communities has allowed us to develop and implement a highly focused and disciplined approach to lending, and has enabled the Bank to attract a high percentage of low-cost deposits.

Our Market Area

We are located in Bayonne, Jersey City and Hoboken in Hudson County, Edison, Monroe Township, Plainsboro and Woodbridge in Middlesex County, Lyndhurst, River Edge, and Rutherford in Bergen County and Fairfield, Maplewood, Newark, and South Orange in Essex County, Holmdel in Monmouth County, Parsippany in Morris County, and Union in Union County, New Jersey. The Bank also operates two branches in Staten Island, New York and one in Hicksville, New York. The Bank's locations are easily accessible and provide convenient services to businesses and individuals throughout our market area. These areas are all considered "bedroom" or "commuter" communities to Manhattan. Our market area is well-served by a network of arterial roadways, including Route 440 and the New Jersey Turnpike.

Our market area has a high level of commercial business activity. Businesses are concentrated in the service sector and retail trade areas. Major employers in our market area include certain medical centers, municipalities, and local boards of education.

Competition

The banking industry in northeast New Jersey and New York City is extremely competitive. We compete for deposits and loans with existing New Jersey and out-of-state financial institutions that have longer operating histories, larger capital reserves, and more established customer bases. Our competition includes large financial services companies and other entities, in addition to traditional banking institutions, such as savings and loan associations, savings banks, commercial banks and credit unions. Our larger competitors have a greater ability to finance wide-ranging advertising campaigns through greater capital resources. Our marketing efforts depend heavily upon referrals from officers, directors, stockholders, advertising in local media, and through a social media presence. We compete for business principally on the basis of personal service to customers, customer access to our business development officers, loan officers, executive officers and directors, and competitive interest rates and fees.

In the financial services industry in recent years, intense market demands, technological and regulatory changes, and economic pressures have eroded industry classifications that were once clearly defined. Banks have diversified their services, competitively priced their deposit products and become more cost-effective as a result of competition with each other and with new types of financial service companies, including non-banking competitors. Some of these market dynamics have resulted in a number of new bank and non-bank competitors, increased merger activity, and increased customer awareness of product and service differences among competitors

Lending Activities

Loan Maturities. The following table sets forth the contractual maturity of our loan portfolio at December 31, 2022. The amount shown represents outstanding principal balances. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdrafts are reported as being due in one year or less. The table does not include prepayments or scheduled principal repayments.

	Due within 1 Year	Due after 1 through 5 Years	After 5 Years through 15 Years	After 15 Years	Total
			(In Thousands)		
Residential One-to-four family	$ 20	$ 1,726	$ 33,448	$ 214,929	$ 250,123
Construction	77,440	63,154	-	4,337	144,931
Commercial business[1]	49,634	150,044	70,209	12,120	282,007
Commercial and multi-family	102,608	449,248	426,305	1,367,068	2,345,229
Home equity[2]	990	1,890	10,827	43,181	56,888
Consumer	447	2,336	451	6	3,240
Total amount due	$ 231,139	$ 668,398	$ 541,240	$ 1,641,641	$ 3,082,418

_____
(1) Includes business lines of credit.
(2) Includes home equity lines of credit.

Loans with Fixed or Floating or Adjustable Rates of Interest. The following table sets forth the dollar amount of all loans at December 31, 2022 that are due after December 31, 2023, and have fixed interest rates or that have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
		(In Thousands)	
Residential One-to-four family	$ 169,878	$ 80,225	$ 250,103
Construction	22,305	45,186	67,491
Commercial business[1]	108,660	123,713	232,373
Commercial and multi-family	546,783	1,695,838	2,242,621
Home equity[2]	12,383	43,515	55,898
Consumer	2,793	-	2,793
Total amount due	$ 862,802	$ 1,988,477	$ 2,851,279

(1) Includes business lines of credit.
(2) Includes home equity lines of credit.

Commercial and Multi-family Real Estate Loans. Commercial real estate loans are secured by improved property such as office buildings, mixed use buildings, retail stores, shopping centers, warehouses, and other non-residential buildings. Loans secured by multi-family properties contain five or more residential units. Generally, the Bank offers fully amortizing loans on both property types at loan amounts up to 75 percent of the appraised value of the property. Both commercial and multi-family real estate loans are generally made at rates that adjust above the Federal Home Loan Bank of New York interest rate, with terms of up to 30 years. In addition, the Bank offers balloon loans with fixed interest rates which generally mature in three to five years with amortization periods up to 30 years. As of December 31, 2022, the Bank's largest commercial real estate loan had an outstanding principal balance of $40.0 million. This loan is secured by various properties located in Jersey City, NJ. This loan is performing in accordance with its terms at December 31, 2022.

Loans secured by commercial and multi-family real estate are generally larger and involve a greater degree of risk than one-to-four family residential mortgage loans. The borrower's creditworthiness, as well as the property's continued viability and cash flow potential are of primary concern in commercial and multi-family real estate lending. Commercial loans secured by owner occupied properties involve different risks when measured against one-to-four family residential and non-owner-occupied commercial mortgage loans. Cash flow on owner occupied properties is often dependent on the success of the business operation contained within the subject property. The Bank intends to continue emphasizing the origination of loans secured by commercial real estate and multi-family properties.

Construction Loans. The Bank offers loans to finance the construction of various types of commercial and residential properties. Generally, construction loans are offered with terms of up to thirty months, with adjustable interest rates tied to a margin above Prime Rate. Customarily, the Bank originates loans on projects which have all necessary permits in place to the Bank's satisfaction. Construction loan funds are disbursed as the project progresses. The Bank also offers construction loans that convert to a permanent mortgage on the property upon completion of the project, provided compliance with conditions set forth at loan approval. Terms of such permanent mortgage loans are similar to other mortgage loans secured by similar properties, with the interest rate established at the time of conversion. As of December 31, 2022, the Bank's largest construction loan has a borrowing capacity of $24.9 million, of which $14.5 million has been disbursed. This loan is performing in accordance with its terms at December 31, 2022.

Construction financing is generally considered a higher risk lending product. To mitigate risks, the Bank will, among other things, obtain a plan and cost review from a third-party vendor, which reviews the borrowers proposed construction budget for appropriateness. The Bank will also obtain an appraisal report which provides values based on various possible project results. These reports generally include value scenarios such as "As Is," "As Completed," "As a Rental," "As Sellout," and "As a Bulk Sale."

Commercial Business Loans. The Bank offers a variety of commercial business loans in the form of either lines of credit or fully amortizing term loans. Lines of credit (LOCs) are typically utilized for working capital purposes. LOCs are either revolving or non-revolving and provide loan terms between one and three years. LOC repayment is generally interest only with adjustable interest rates tied to a margin above Prime Rate. Term loans are typically utilized for the purchase of a business or equipment for a business, and carry fully amortizing terms between five and twenty-five years. Term loan interest rates are adjustable and tied to a margin above the Federal Home Loan Bank of New York rate. Commercial business loans are underwritten based upon the borrower's ability to service such debt from income. These loans are generally made to small and mid-sized companies located within the Bank's primary and secondary lending areas. Depending on the circumstances, a commercial business loan may be secured by equipment, accounts receivable, inventory, chattel or other assets. As of December 31, 2022, the Bank's largest commercial business loan has an outstanding balance of $25.9 million and is collateralized by 2nd mortgages on various franchises. This loan is performing in accordance with its terms at December 31, 2022.

Commercial business loans generally have higher rates and shorter terms than one-to-four family residential loans, but may also involve higher average balances and a higher risk of default, as their repayment generally depends on the success of the borrower's business.

SBA Lending. The Bank offers qualifying business loans guaranteed by the U.S. Small Business Administration ("SBA"). Amongst other characteristics, SBA borrowers are often sound businesses, but may have a smaller amount of equity funds to invest in their businesses, may be at an emergent stage of business development, or have other characteristics that may make them ineligible for conventional bank loans. There is a well-developed market for the sale of the guaranteed portion of SBA 7(a) loans. As of December 31, 2022, the Bank's largest SBA loan is a construction loan secured by a gym located in Marlboro, NJ. The loan has a borrowing capacity of $4.6 million of which $4.3 million is outstanding. This loan is performing in accordance with its terms at December 31, 2022.

Residential Lending. Residential loans are secured by one-to-four family dwellings, condominiums and cooperative units. Residential mortgage loans are secured by properties located in our primary lending areas of Bergen, Essex, Middlesex, Hudson, Monmouth and Richmond Counties; adjoining counties are considered as our secondary lending areas. Generally, we originate residential mortgage loans up to 80 percent loan-to-value at a maximum loan amount of $2.5 million and 75 percent loan-to-value at a maximum loan amount of $5.0 million for primary residences. The loan-to-value ratio is based on the lesser of the appraised value or the purchase price without the requirement of private mortgage insurance. We will originate loans with loan-to-value ratios up to 90 percent, provided the borrower obtains private mortgage insurance approval. We originate both fixed and adjustable rate residential loans with a term of up to 30 years. We offer 15, 20, and 30 year fixed, 15/30-year balloon and 3/1, 5/1, 7/1 and 10/1 adjustable rate loans with payments being calculated to include principal, interest, taxes and insurance. The 3/1 and 5/1 adjustable rate loans are qualified at 2.0 percent above the start rate; all other loans are qualified at the start rate. We have a number of correspondent relationships with third party lenders in which we deliver closed first mortgage loans. Our correspondent banking relationships allow us to offer customers competitive long-term fixed and adjustable rate loans we could not otherwise originate, while providing the Bank a source of fee income. During 2022, loans totaling approximately $6.9 million were sold in the secondary market and gains of approximately $129,000 were recognized from the sale of such loans.

Home Equity Loans and Home Equity Lines of Credit. The Bank offers home equity loans and lines of credit that are secured by either the borrower's primary residence, a secondary residence or an investment property. Our home equity loans can be structured as loans that are disbursed in full at closing or as lines of credit. Home equity lines of credit are offered with terms up to 30 years. Virtually all of our home equity loans are originated with fixed rates of interest and home equity lines of credit are originated with adjustable interest rates tied to the prime rate. Home equity loans and lines of credit are underwritten utilizing the same criteria used to underwrite one-to-four family residential loans. Home equity lines of credit may be underwritten with a loan-to-value ratio of up to 80 percent in a first lien position. At December 31, 2022, the outstanding and committed balances of home equity loans and lines of credit totaled $56.9 million and $45.2 million, respectively.

Consumer Loans. The Bank makes secured passbook, automobile and, on occasion, unsecured consumer loans. Consumer loans generally have terms between one and five years. They generally are made on a fixed rate basis, fully-amortizing.

Loan Approval Authority and Underwriting. The Bank's Lending Policy has established lending limits for executive management. Two senior officers have the authority to approve loan requests up to $3.0 million (Level 1). Two officers with authority, one designated senior officer and one executive officer (CEO, CLO, and/or COO), have authority to approve loan requests greater than $3.0 million (Level 2). Loan requests greater than $20.0 million, with certain policy exceptions, Level 3 authorization is required. Level 3 requires Level 2 signatures plus a majority of the Bank's Loan Committee Members. Deviation of 5 basis points or less from Policy DSCR and/or LTV calculations (regardless of single credit or exposure amount), may be approved at the discretion of management. Loans approved by the Loan Committee shall be presented to the Board of Directors for ratification in a timely manner.

The Bank will customarily begin its underwriting analysis of a loan request upon receipt of a completed loan application, and all appropriate financial information from a prospective borrower. Property valuations or appraisals are required for all real estate collateralized loans. Appraisals are prepared by a state certified independent appraiser approved by the Bank Board of Directors.

Loan Commitments. Written commitments are given to prospective borrowers on all approved loans. Generally, we honor commitments for up to 60 days from the date of issuance. At December 31, 2022, our outstanding loan origination commitments totaled $165.6 million, standby letters of credit totaled $3.7 million, undisbursed construction funds totaled $96.9 million, and undisbursed lines of credit funds totaled $219.0 million.

Loan Delinquencies. Notices of nonpayment are generated to borrowers once the loan account(s) becomes either 10 or 15 days past due, as specified in the applicable promissory note. A nonresponsive borrower will receive collection calls and a site visit from a bank representative in addition to follow-up delinquency notices. If such payment is not received after 60 days, a notice of right to cure default is sent to the borrower providing 30 additional days to bring the loan current before foreclosure or other remedies are commenced. The Bank utilizes various reporting tools to closely monitor the performance and asset quality of the loan portfolio. The Bank complies with all federal, state and local laws regarding collection of its delinquent accounts.

Non-Accrual Status. Loans are placed on a non-accrual status when the loan becomes more than 90 days delinquent or when, in our opinion, the collection of payment is doubtful. Once placed on non-accrual status, the accrual of interest income is discontinued until the loan has been returned to accrual status. At December 31, 2022, the Bank had $5.1 million in non-accruing loans. The largest exposure of non-performing loans was a construction loan with an outstanding principal balance of approximately $3.2 million fully collateralized by a restaurant in Keansburg and 3 residential properties in New Jersey.

As of December 31, 2022, non-accrual loans differed from the amount of total loans past due greater than 90 days due to TDRs or loans that were previously 90 days past due both of which are maintained on non-accrual status for a minimum of six months until the borrower has demonstrated their ability to satisfy the terms of the loan.

Impairment Status. A loan is considered impaired when it is probable the borrower will not repay the loan according to the contractual terms of the loan agreement. Impaired loans can be loans which are more than 90 days delinquent, troubled debt restructured, modified under Section 4013 of the Cares Act, part of our special residential program, in the process of foreclosure, or a forced Bankruptcy plan. We have determined that an insignificant delay (less than 90 days) will not cause a loan to be classified as impaired if we expect to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. We independently evaluate all loans identified as impaired. We estimate credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment will be derived from the sale or operation of such collateral. Impaired loans, or portions of such loans, are charged off when we determine a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is applied to principal. At December 31, 2022, we had 68 loans with carrying balance totaling $ 28.3 million which are classified as impaired and on which loan loss allowances totaling $2.8 million have been established.

Troubled Debt Restructuring. A troubled debt restructuring ("TDR") is a loan that has been modified whereby the Bank has agreed to make certain concessions to a borrower to meet the needs of both the borrower and the Bank to maximize the ultimate recovery of a loan. A TDR occurs when a borrower is experiencing, or is expected to experience, financial difficulties and the loan is modified using a modification that would otherwise not be granted to the borrower. The types of concessions granted generally included, but were not limited to, interest rate reductions, limitations on the accrued interest charged, term extensions, and deferment of principal. The total troubled debt restructured loans were $11.0 million at December 31, 2022, of which $10.6 million were classified as accruing and $399,000 were classified as non-accrual. All TDRs are considered impaired.

The Bank had allocated $231,000 and $409,000 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2022, and December 31, 2021, respectively.

If management determines that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized through an allowance estimate or charge-off to the allowance. This process is used, regardless of loan type, and for loans modified as TDRs that subsequently default on their modified terms.

Criticized and Classified Loans. The Bank's Lending Policy contains an internal rating system which evaluates the overall risk of a problem loan. When a loan is classified and determined to be impaired, the Bank may establish specific allowances for loan losses. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. A portion of general loss allowances established to cover possible losses related to assets classified as substandard or doubtful may be included in determining our regulatory capital. Specific valuation allowances for loan losses generally do not qualify as regulatory capital. At December 31, 2022, the Bank reported $17.8 million in classified assets.

The Company's internal credit risk grades are based on the definitions currently utilized by the banking regulatory agencies. The grades assigned and definitions are as follows, and loans graded excellent, above average, good and watch list (risk ratings 1-5) are treated as "pass" for grading purposes. The "criticized" risk rating (6) and the "classified" risk ratings (7-9) are detailed below:

6 – Special Mention- Loans currently performing but with potential weaknesses including adverse trends in borrower's operations, credit quality, financial strength, or possible collateral deficiency.

7 – Substandard- Loans that are inadequately protected by current sound worth, paying capacity, and collateral support. Loans on "nonaccrual" status. The loan needs special and corrective attention.

8 – Doubtful- Weaknesses in credit quality and collateral support make full collection improbable, but pending reasonable factors remain sufficient to defer the loss status.

9 – Loss- Continuance as a bankable asset is not warranted. However, this does not preclude future attempts of recovery.

The grades are determined through the use of qualitative and quantitative matrices that consider various characteristics of the loan such as payment performance, quality of management, principals'/guarantors' character, balance sheet strength, collateral quality, cash flow coverage, position within the industry, loan structure and documentation.

Allowances for Loan Losses. A provision for loan losses is charged to operations based on management's estimation of the losses that may be incurred in our loan portfolio. In addition, our determination of the amount of the allowance for loan losses is subject to review by the New Jersey Department of Banking and Insurance and the FDIC, as part of their examination process. After a review of the information available, our regulators might require the establishment of an additional allowance. Any increase in the loan loss allowance required by regulators would have a negative impact on our earnings. Management reviews the adequacy of the allowance on at least a quarterly basis to ensure that the provision for loan losses has been charged against earnings in an amount necessary to maintain the allowance at a level that is adequate based on management's assessment of probable estimated losses. The Bank's methodology for assessing the adequacy of the allowance for loan losses consists of several key elements. These elements include a general allocated allowance for non-impaired loans, a specific allowance for impaired loans, and an unallocated portion.

The Bank consistently applies the following comprehensive methodology. During the quarterly review of the allowance for loan losses, the Bank considers a variety of factors that include:

- Lending Policies and Procedures;
- Personnel responsible for the particular portfolio - relative to experience and ability of staff;
- Trend for past due, criticized and classified loans;
- Relevant economic factors;
- Quality of the loan review system;
- Value of collateral for collateral dependent loans;
- The effect of any concentrations of credit and the changes in the level of such concentrations; and,
- Other external factors.

The methodology includes the segregation of the loan portfolio into two divisions: performing loans and loans determined to be impaired. Loans which are performing are evaluated homogeneously by loan class or loan type. The allowance for performing loans is evaluated based on historical loan loss experience with an adjustment for the qualitative factors listed above. Impaired loans can be loans which are more than 90 days delinquent, troubled debt restructured, in the process of foreclosure, or a forced bankruptcy plan. These loans are individually evaluated for loan loss either by current appraisal, or net present value of expected cash flows. Management reviews the overall estimate for feasibility and bases the loan loss provision accordingly. During 2022 and 2021, additional stress tests were performed to model a potential collateral deficiency on those loans that are in sectors that have demonstrated a weakness in the current COVID environment. These stress tests supported an additional allowance by estimating probable losses for loans in sectors that were specifically challenged in the pandemic condition.

The Bank also maintains an unallocated allowance to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio. Management must make estimates using assumptions and information that is often subjective and subject to change.

Purchase Credit-Impaired ("PCI") loans are loans acquired at a discount, due in part to credit quality. PCI loans are accounted for in accordance with ASC Subtopic 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*, and are initially recorded at fair value. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable discount. The nonaccretable discount represents estimated future credit losses expected to be incurred over the life of the loan. Subsequent decreases to the expected cash flows require an evaluation to determine the need for an allowance for credit losses. Subsequent improvements in expected cash flows result in the reversal of a corresponding amount of the nonaccretable discount which is then reclassified as accretable discount that is recognized into interest income over the remaining life of the loan using the interest method. The evaluation of the amount of future cash flows that is expected to be collected is performed in a similar manner as that used to determine our allowance for credit losses. Charge-offs of the principal amount on acquired loans would be first applied to the nonaccretable discount portion of the fair value adjustment. The carrying value of our PCI loans, which were acquired in our acquisition of IA Bancorp, Inc. ("IAB") in April 2018 was $800,000 at December 31, 2022 and $1.0 million at December 31, 2021.

Allocation of the Allowance for Loan Losses. The following table illustrates the allocation of the allowance for loan losses for each category of loan. The allocation of the allowance to each category is not necessarily indicative of future loss in any particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	December 31,				
	2022			**2021**	
	Amount	**Percent of Loans in each Category to Total Loans**		**Amount**	**Percent of Loans in each Category to Total Loans**
	(Dollars in Thousands)				
Residential one-to-four family	$ 2,474	8.11 %	$	4,094	9.58%
Commercial and Multi-family	21,749	76.08		22,065	73.39
Construction	2,094	4.70		2,231	6.57
Commercial business[1]	5,367	9.15		8,000	8.15
Home equity[2]	485	1.85		533	2.15
Consumer	24	0.11		14	0.16
Unallocated	180	-		182	-
Total	$ 32,373	100.00%	$	37,119	100.00%

(1) Includes business lines of credit.
(2) Includes home equity lines of credit.

The following table presents, for the years indicated, an analysis of the allowance for loan losses and other related data.

		Years Ended December 31,		
		2022		2021
Allowance for loan losses to total loans outstanding		1.05 %		1.58 %
Allowance for loan losses	$	32,373	$	37,119
Total loans outstanding	$	3,077,704	$	2,342,061
Nonaccrual loans to total loans outstanding		0.17 %		0.64 %
Nonaccrual loans	$	5,109	$	14,889
Total loans outstanding	$	3,077,704	$	2,342,061
Allowance for loan losses to nonaccrual loans		633.65 %		249.30 %
Allowance for loan losses	$	32,373	$	37,119
Nonaccrual loans	$	5,109	$	14,889
Net charge-offs (recovery) during the period to daily average loans outstanding				
Residential one-to-four family		0.01 %		0.02 %
Net charge-off (recovery) during the period		(23)		42
Average amount outstanding	$	232,916	$	228,478
Commercial and multi-family		- %		- %
Net charge-off (recovery) during the period		-		-
Average amount outstanding	$	1,981,862	$	1,725,947
Construction		- %		- %
Net charge-off (recovery) during the period		-		-
Average amount outstanding	$	147,411	$	145,649
Commercial business (1)		(0.91) %		0.12 %
Net charge-off (recovery) during the period		1,904		202
Average amount outstanding	$	208,996	$	172,816
Home equity (2)		0.02 %		(0.13) %
Net charge-off (recovery) during the period		(12)		(67)
Average amount outstanding	$	53,038	$	53,495
Consumer		7.96 %		14.18 %
Net charge-off (recovery) during the period		(198)		198
Average amount outstanding	$	2,487	$	1,396
Total Loans		(0.06) %		0.02 %
Net charge-off (recovery) during the period		1,671		375
Average amount outstanding	$	2,626,710	$	2,327,781

Investment Activities

Investment Securities. We are required, under federal regulations, to maintain a minimum amount of liquid assets that may be invested in specified short-term securities and certain other investments. The level of liquid assets varies depending upon several factors, including: (i) the yields on investment alternatives, (ii) our judgment as to the attractiveness of the yields then-available in relation to other opportunities, (iii) expectation of future yield levels, and (iv) our projections as to the short-term demand for funds to be used in loan origination and other activities. Debt securities, including mortgage-backed securities, are classified at the time of purchase, based upon management's intentions and abilities, as securities held-to-maturity or securities available-for-sale. Debt securities acquired with the intent and ability to hold to maturity may be classified as held-to-maturity and stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using the level yield method and recognized as adjustments of interest income. All other debt securities are classified as available-for-sale to serve principally as a source of liquidity.

As of December 31, 2022, there were no securities classified as held-to-maturity. We had $91.7 million in securities classified as available for sale, $17.7 million in equity investments, and no securities classified as trading. Securities classified as available for sale were reported for financial reporting purposes at the fair value with net changes in the fair value from period to period included as a separate component of stockholders' equity, net of income taxes. Changes in the fair value of debt securities classified as held-to-maturity or available-for-sale do not affect our income, unless we determine there to be an other-than-temporary impairment for those securities in an unrealized loss position. As of December 31, 2022, management concluded that all unrealized losses were temporary in nature since they were related to interest rate fluctuations rather than any underlying credit quality of the issuers. Additionally, the Bank has no plans to sell these securities and has concluded that it is unlikely it would have to sell these securities prior to the anticipated recovery of the unrealized losses.

As of December 31, 2022, our investment policy allowed investments in instruments such as: (i) U.S. Treasury obligations; (ii) U.S. federal agency or federally sponsored enterprise obligations; (iii) mortgage-backed securities; (iv) municipal obligations; (v) equity securities (including preferred stock); (vi) certificates of deposit; and (vii) corporate debt (including subordinated debt). The Board of Directors may authorize additional investments.

To supplement our lending activities, we have invested in residential mortgage-backed securities. Mortgage-backed securities generally yield less than the loans that underlie such securities because of payment guarantees or credit enhancements that reduce credit risk. Mortgage-backed securities can serve as collateral for borrowings, to insure New Jersey municipal deposits through the Governmental Unit Deposit Protection Act ("GUDPA") and, through repayments, as a source of liquidity. Mortgage-backed securities represent a participation interest in a pool of single-family or other types of mortgages. Principal and interest payments are passed from the mortgage originators, through intermediaries (generally government-sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors. The government-sponsored enterprises guarantee the payment of principal and interest to investors and include Freddie Mac, Ginnie Mae, and Fannie Mae.

Mortgage-backed securities typically are issued with stated principal amounts. The securities are backed by pools of mortgage loans that have interest rates that are within a set range and have varying maturities. The underlying pool of mortgages can be composed of either fixed rate or adjustable rate mortgage loans. Mortgage-backed securities are generally referred to as mortgage participation certificates or pass-through certificates. The interest rate risk characteristics of the underlying pool of mortgages (i.e., fixed rate or adjustable rate) and the prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

Maturities and yields of Securities Portfolio. The following table sets forth information regarding the scheduled maturities, amortized cost, estimated fair values, and weighted average yields for the Bank's debt securities portfolio at December 31, 2022 by final contractual maturity. Average yield calculation equals the investments estimated annual income divided by the amortized cost. The following table does not take into consideration the effects of scheduled repayments, the effects of possible prepayments, or equity investments. Certain securities have interest rates that are adjustable and will reprice annually within the various maturity ranges. The effect of these repricings are not reflected in the table below.

December 31, 2022

(Dollars in Thousands)

	Within one year		More than One to five years		More than five to ten years		More than ten years		Total investment securities		
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Fair Value	Amortized Cost	Average Yield
Municipal obligations	$ -	-%	$ -	-%	$ -	-%	$ 3,997	5.00%	$ 3,991	$ 3,997	5.00%
Mortgage-backed securities	-	-	-	-	5,445	2.48	23,210	2.90	24,870	28,655	2.82
Corporate debt securities	7,321	5.13	-	-	59,629	5.24	-	-	62,854	66,950	5.22
Total Debt Securities	$ 7,321	5.13%	$ -	-%	$ 65,074	5.01%	$ 27,207	3.21%	$ 91,715	$ 99,602	4.52%

Sources of Funds

Our major external source of funds for lending and other investment purposes is deposits. Funds are also derived from the receipt of payments on loans, prepayment of loans, maturities of investment securities and mortgage-backed securities and borrowings. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposits. Consumer and commercial deposits are attracted principally from within our primary market area through the offering of a selection of deposit instruments including demand, NOW, savings and club accounts, money market accounts, and term certificate accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit, and the interest rate.

The interest rates paid by us on deposits are set at the direction of our senior management. Interest rates are determined based on our liquidity requirements, interest rates paid by our competitors, our growth goals, and applicable regulatory restrictions and requirements. As of December 31, 2022, we had $335.0 million in brokered certificate deposits and $35.0 million in brokered demand deposits. Reciprocal deposits are not considered brokered deposits under applicable regulations.

Deposit Accounts. The following table sets forth the dollar amount of deposits in the various types of deposit programs we offered as of the dates indicated.

	December 31,				
	2022			**2021**	
	Weighted Average Rate[1]	**Amount**		**Weighted Average Rate[1]**	**Amount**
		(Dollars in Thousands)			
Noninterest bearing accounts	-%	$ 613,910		-%	$ 588,207
Interest bearing checking	0.40	757,615		0.42	668,262
Savings and club accounts	0.13	329,752		0.16	329,724
Money market	0.66	305,556		0.50	337,126
Certificates of deposit	1.12	804,774		0.92	638,083
Total	0.61%	$ 2,811,607		0.56%	$ 2,561,402

_____
(1) Represents annual interest expense divided by daily average balance.

The following table sets forth our deposit flows during the years indicated.

	Years Ended December 31,	
	2022	**2021**
	(Dollars in Thousands)	
Beginning of year	$ 2,561,402	$ 2,318,050
Net deposits	238,502	232,124
Interest credited on deposit accounts	11,703	11,228
Total increase in deposit accounts	250,205	243,352
Ending balance	$ 2,811,607	$ 2,561,402
Percent increase	9.77%	10.50%

Uninsured Deposits. The following table indicates the amount of uninsured deposits and the portion of uninsured time deposits in excess of FDIC insurance limits by time remaining until maturity.

	For the Year Ended December 31,	
	2022	**2021**
	(Dollars in thousands)	
Uninsured deposits	$ 1,087,703	$ 1,055,945
Uninsured U.S. time deposits with		
a maturity of:		
3 months or less	$ 35,089	$ 38,355
Over 3 months through 6 months	26,826	27,639
Over 6 months through 12 months	67,584	101,221
Over 12 months	8,705	18,530
Total	$ 138,204	$ 185,745

The following table presents, by rate category, our certificate of deposit accounts as of the dates indicated.

	At December 31,			
	2022		2021	
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)			
Certificate of deposit rates:				
0.00% - 0.99%	$ 219,120	27.23 %	$ 580,002	90.90 %
1.00% - 1.99%	45,228	5.62	23,305	3.65
2.00% - 2.99%	89,872	11.17	31,783	4.98
3.00% - 3.99%	206,496	25.66	2,993	0.47
4.00% - 4.99%	226,734	28.17	-	-
5.00% - 5.99%	17,324	2.15	-	-
Total	$ 804,774	100.00%	$ 638,083	100.00%

The following table presents, by rate category, the remaining period to maturity of certificate of deposit accounts outstanding as of December 31, 2022.

	Maturity Date				
	1 Year or Less	Over 1 to 2 Years	Over 2 to 3 Years	Over 3 Years	Total
	(In Thousands)				
Interest rate:					
0.00% - 0.99%	$ 196,439	$ 16,060	$ 5,141.00	$ 1,480	$ 219,120
1.00% - 1.99%	40,384	3,583	1,261.00	-	45,228
2.00% - 2.99%	82,521	6,155	-	1,196	89,872
3.00% - 3.99%	203,418	2,429	352	297	206,496
4.00% - 4.99%	226,734	-	-	-	226,734
5.00% - 5.99%	17,324	-	-	-	17,324
Total	$ 766,820	$ 28,227	$ 6,754	$ 2,973	$ 804,774

Borrowings. The Overnight Advance Program permits the Bank to borrow overnight up to its maximum borrowing capacity at the FHLB. At December 31, 2022, the Bank's total credit exposure cannot exceed 50 percent of its total assets, or $1.773 billion, based on the borrowing limitations outlined in the FHLB member products guide. The total credit exposure limit to 50 percent of total assets is recalculated each quarter. Additionally, at December 31, 2022 we had a floating rate junior subordinated debenture of $4.1 million which has been callable at the Bank's option since June 17, 2009, and quarterly thereafter, and a fixed-to-floating rate 10-year subordinated debenture of $33.5 million.

The following table sets forth information concerning balances and interest rates on our short-term borrowings at the dates and for the years indicated.

	At or For the Years Ended December 31,	
	2022	2021
	(Dollars in Thousands)	
Balance at end of year	$ 60,000	$ -
Average balance during year	$ 1,313	$ 48
Maximum outstanding at any month end	$ 87,000	$ -
Weighted average interest rate at end of year	4.61%	-%
Average interest rate during year	3.13%	0.50%

Subsidiaries

We have three non-bank subsidiaries. BCB Holding Company Investment Corp. was established in 2004 for the purpose of holding and investing in securities. Only securities authorized to be purchased by BCB Community Bank are held by BCB Holding Company Investment Corp. At December 31, 2022, this company held $109.4 million in securities. As a part of the merger with IAB in April, 2018, the Company acquired Special Asset REO 1, LLC and Special Asset REO 2, LLC, both of which were inactive at December 31, 2022.

Supervision and Regulation

Bank holding companies and banks are extensively regulated under both federal and state law. These laws and regulations are primarily intended to protect depositors and the deposit insurance funds, rather than to protect shareholders and creditors. The description below is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on the Parent Company or the Bank.

Set forth below is a summary of certain material regulatory requirements applicable to the Parent Company and the Bank. These and any other changes in applicable laws or regulations, whether by Congress or regulatory agencies, may have a material effect on the business and prospects of the Parent Company and the Bank.

The Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") significantly changed bank regulation and has affected the lending, investment, trading, and operating activities of depository institutions and their holding companies. The Dodd-Frank Act also created the Consumer Financial Protection Bureau (the "CFPB") with extensive powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive, or abusive" acts and practices. The Dodd-Frank Act required the CFPB to issue regulations requiring lenders to make a reasonable good faith determination as to a prospective borrower's ability to repay a residential mortgage loan. The final "Ability to Repay" rules, which were effective beginning January 2014, established a "qualified mortgage" safe harbor for loans whose terms and features are deemed to make the loan less risky.

The Dodd-Frank Act broadened the base for FDIC assessments for deposit insurance and permanently increased the maximum amount of deposit insurance to $250,000 per depositor. The legislation also, among other things, requires originators of certain securitized loans to retain a portion of the credit risk, stipulates regulatory rate-setting for certain debit card interchange fees, repealed restrictions on the payment of interest on commercial demand deposits, and contains a number of reforms related to mortgage originations. The legislation also directed the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") to promulgate rules prohibiting excessive compensation paid to company executives, regardless of whether the company is publicly traded or not.

On May 24, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (the "Regulatory Relief Act") was enacted, which repeals or modifies certain provisions of the Dodd-Frank Act and eases regulations on all but the largest banks. The Regulatory Relief Act's provisions include, among other things: (i) exempting banks with less than $10.0 billion in assets from the ability-to-repay requirements for certain qualified residential mortgage loans held in portfolio; (ii) not requiring appraisals for certain transactions valued at less than $400,000 in rural areas; (iii) exempting banks that originate fewer than 500 open-end and 500 closed-end mortgages from HMDA's expanded data disclosures; (iv) clarifying that, subject to various conditions, reciprocal deposits of another depository institution obtained using a deposit broker through a deposit placement network for purposes of obtaining maximum deposit insurance would not be considered brokered deposits subject to the FDIC's brokered-deposit regulations; (v) raising eligibility for the 18-month exam cycle from $1.0 billion to banks with $3.0 billion in assets; and (vi) simplifying capital calculations by requiring regulators to establish, for institutions under $10.0 billion in assets, a community bank leverage ratio ("CBLR") at a percentage not less than 8.0 percent and not greater than 10.0 percent that such institutions may elect to replace the general applicable risk-based capital requirements for determining well-capitalized status. In addition, the Federal Reserve Board raised the asset threshold under its Small Bank Holding Company Policy Statement. Bank and savings and loan holding companies with total assets up to $3.0 billion are permitted to have debt levels higher than would be permitted for larger holding companies, provided that such companies meet certain other conditions such as not engaging in significant nonbanking activities and not having a material amount of debt or equity securities outstanding that are registered with the Securities and Exchange Commission. The Company no longer meets the definition of a Small Bank Holding Company and the qualifications set forth in the "Regulatory Relief Act" at December 31, 2022 and will be subject to the larger company capital requirements at March 31, 2023.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES" Act) was enacted, which provided over $2.0 trillion in emergency economic relief to individuals and businesses impacted by the COVID-19 pandemic. Under Section 4013 of the CARES Act, loans less than 30 days past due as of December 31, 2019 that were modified or deferred due to COVID-19 are not required to be deemed as TDRs under Generally Accepted Accounting Principles ("GAAP") determination of a loan. These loans are subject to the Bank's policies regarding accruing interest and the Bank is considering the loans within the overall allowance for loan loss analysis. Pursuant to the CARES Act, the federal banking regulators set the CBLR at 8.0 percent beginning in the second quarter of 2020 through the end of 2020. Beginning in 2021, the CBLR increased to 8.5 percent for the calendar year. As of January 1, 2022, the CBLR requirement returned to 9.0 percent. The CARES Act also authorized the SBA to temporarily guarantee loans under a new 7(a) loan program called the Paycheck Protection Program ("PPP"). PPP loans are forgivable, in whole or in part, if the proceeds are used for payroll and other permitted purposes in accordance with the requirements of the PPP. These loans carry a fixed rate of 1.0 percent and generally a term of two years, if not forgiven, in whole or in part. Payments were deferred for the first six months of the loan. The loans are 100.0 percent guaranteed by the SBA. The SBA pays the originating bank a processing fee ranging from 1.0 percent to 5.0 percent, based on the size of the loan.

Bank Holding Company Regulation

As a bank holding company registered under the Bank Holding Company Act of 1956, as amended, the Company is subject to the regulation and supervision applicable to bank holding companies by the Federal Reserve Board. The Company is also subject to the provisions of the New Jersey Banking Act of 1948 (the "New Jersey Banking Act") and the regulations of the Commissioner of the New Jersey Department of Banking and Insurance ("Commissioner"). The Company is required to file reports with the Federal Reserve Board and the Commissioner regarding its business operations and those of its subsidiaries.

Federal Regulation. The Company is required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval would be required for the Company to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if it would, directly or indirectly, own or control more than 5.0 percent of any class of voting shares of the bank or bank holding company.

A bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of more than 5.0 percent of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing securities brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property under certain conditions; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association.

A bank holding company that meets specified conditions, including depository institutions subsidiaries that are "well capitalized" and "well managed," may opt to become a "financial holding company." A "financial holding company" may engage in a broader array of financial activities than permitted a typical bank holding company. Such activities can include insurance underwriting and investment banking. The Company has not elected "financial holding company" status.

A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then-outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10.0 percent or more of the company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. The Federal Reserve Board has adopted an exception to that approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by using available resources to provide capital funds during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. The Dodd-Frank Act codified the source of strength policy. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

The Company's status as a registered bank holding company under the Bank Holding Company Act will not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

New Jersey Regulation. Under the New Jersey Banking Act, a company owning or controlling a bank is regulated as a bank holding company and must file certain reports with the Commissioner and is subject to examination by the Commissioner. Under the New Jersey Banking Act, as well as Federal law, no person may acquire control of the Company or the Bank without first obtaining approval of such acquisition of control from the Federal Reserve Board and the Commissioner.

Bank Regulation

As a New Jersey-chartered commercial bank, the Bank is subject to the regulation, supervision, and examination of the Commissioner. As a state-chartered bank, the Bank is subject to the regulation, supervision, and examination of the FDIC as its primary federal regulator. The regulations of the FDIC and the Commissioner impact virtually all of our activities, including the minimum level of capital we must maintain, our ability to pay dividends, our ability to expand through new branches or acquisitions, and various other matters.

Capital Requirements. Federal regulations require FDIC-insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5 percent, a Tier 1 capital to risk-based assets ratio of 6.0 percent, a total capital to risk-based assets of 8.0 percent, and a 4.0 percent Tier l capital to total assets leverage ratio.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5 percent of common equity Tier 1 capital to risk-weighted asset above the amount necessary to meet its minimum risk-based capital requirements.

On September 17, 2019, the FDIC passed a final rule providing qualifying community banking organizations the ability to opt-in to a new community bank leverage ratio ("CBLR") framework, (tier 1 capital to average consolidated assets) at 9.0 percent for institutions under $10.0 billion in assets that such institutions may elect to utilize in lieu of the general applicable risk-based capital requirements under Basel III. Such institutions that meet the CBLR and certain other qualifying criteria will automatically be deemed to be well-capitalized. The Bank decided to opt-in to the new CBLR, effective for the quarter ended March 31, 2020. Pursuant to the CARES Act, the federal banking regulators in April, 2020 issued interim final rules to set the CBLR at 8.0 percent beginning in the second quarter of 2020 through the end of 2020. Beginning in 2021, the CBLR increased to 8.5 percent for the calendar year. As of January 1, 2022, the CBLR requirement returned to 9.0 percent.

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and, more recently, safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Business and Investment Activities. Under federal law, all state-chartered FDIC-insured banks have been limited in their activities as principal and in their equity investments to the type and the amount authorized for national banks, notwithstanding state law. Federal law permits exceptions to these limitations. For example, certain state-chartered banks may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. The maximum permissible investment is the lesser of 100.0 percent of Tier 1 capital or the maximum amount permitted by New Jersey law.

The FDIC is also authorized to permit state banks to engage in state-authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the FDIC insurance fund. The FDIC has adopted regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 specified that a state bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary," if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

Under FDIC regulations, an institution is deemed to be "well-capitalized" if it has a total risk-based capital ratio of 10.0 percent or greater, a Tier 1 risk-based capital ratio of 8.0 percent or greater, a leverage ratio of 5.0 percent or greater, and a common equity Tier 1 ratio of 6.5 percent or greater. An institution is "adequately-capitalized" if it has a total risk-based capital ratio of 8.0 percent or greater, a Tier 1 risk-based capital ratio of 6.0 percent or greater, a leverage ratio of 4.0 percent or greater and a common equity Tier 1 ratio of 4.5 percent or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0 percent, a Tier 1 risk-based capital ratio of less than 6.0 percent, a leverage ratio of less than 4.0 percent or a common equity Tier 1 ratio of less than 4.5 percent. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0 percent, a Tier 1 risk-based capital ratio of less than 4.0 percent, a leverage ratio of less than 3.0 percent or a common equity Tier 1 ratio of less than 3.0 percent. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0 percent.

As noted above, the Regulatory Relief Act has eliminated the Basel III requirements for banks with less than $10.0 billion in assets who elect to follow the CBLR. The FDIC's rule provides that the bank will be well-capitalized, with a community bank leverage ratio of 9.0 percent or greater. A banking organization that has a leverage ratio that is greater than 8.0 percent and equal to or less than 9.0 percent is allowed a two-quarter grace period after which it must either (i) again meet all qualifying criteria or (ii) apply and report the generally applicable rule. During this two-quarter period, a banking organization that is an insured depository institution and that has a leverage ratio that is greater than 8.0 percent would be considered to have met the well-capitalized capital ratio requirements for prompt corrective action purposes. An electing banking organization with a leverage ratio of 8.0 percent or less is not eligible for the grace period and must comply with the generally applicable rule, i.e. for the quarter in which the banking organization reports a leverage ratio of 8.0 percent or less. An electing banking organization experiencing or anticipating such an event would be expected to notify its primary federal supervisory agency, which would respond as appropriate to the circumstances of the banking organization. As noted above, pursuant to the CARES Act, federal banking regulators set the CBLR at 8.0 percent beginning in the second quarter of 2020 through the end of 2020. Beginning in 2021, the CBLR increased to 8.5 percent for the calendar year. As of January 1, 2022, the CBLR requirement will return to 9.0 percent.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such a plan must be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0 percent of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional measures, including, but not limited to, a required sale of sufficient voting stock to become adequately capitalized, a requirement to reduce total assets, cessation of taking deposits from correspondent banks, the dismissal of directors or officers, restrictions on interest rates paid on deposits, compensation of executive officers, and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Enforcement. The FDIC has extensive enforcement authority over insured state banks, including the Bank. That enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders, and remove directors and officers. In general, enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices. The FDIC also has authority under federal law to appoint a conservator or receiver for an insured bank under certain circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized."

Federal Insurance of Deposit Accounts. Our deposits are insured by the FDIC in the maximum amount permitted of $250,000 per depositor.

The Bank pays assessments to the FDIC to support its Deposit Insurance Fund ("DIF"). The FDIC has adopted a risk-based assessment system whereby FDIC-insured institutions pay insurance premiums at rates based on their risk classification. For institutions like the Bank that are not considered large and highly complex banking organizations, assessments are now based on examination ratings and financial ratios. The total base assessment rates currently range from 1.5 basis points to 30 basis points. At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, increases or decreases the assessment rates, following notice and comment on proposed rulemaking. The assessment base against which an FDIC-insured institution's deposit insurance premiums paid to the DIF has been calculated since effectiveness of the Dodd-Frank Act based on its average consolidated total assets less its average tangible equity.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

Community Reinvestment Act. Under the Community Reinvestment Act ("CRA"), a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low-and-moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA does require the FDIC, in connection with its examination of a bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to establish or acquire branches and merger with other depository institutions. The CRA requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. BCB Community Bank's latest FDIC CRA rating, dated September 20, 2021 was "satisfactory." The federal banking regulators have proposed extensive changes to the regulations under the CRA, but no final rules have been yet adopted. We have not yet examined the proposed changes, but we do not believe that they will materially affect the operation of the Bank if they are adopted.

Cyber-security. Federal regulators have issued two related statements regarding cyber-security. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and ensure their risk management processes also address the risk posed by compromised client credentials, including security measures to reliably authenticate clients accessing internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption, and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. We employ a variety of preventative and detective controls and tools to monitor, block, and provide alerts regarding suspicious activity and to report on any suspected advanced persistent threats. We also offset cyber risk through internal training, testing of our employees, and we procure insurance to provide assistance on significant incidents and to offset potential liability.

We have not experienced a significant compromise, significant data loss, or any material financial losses related to cyber-security attacks. Risks and exposures related to cyber-security attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of third-party service providers, internet banking, mobile banking, and other technology-based products and services by us and our clients.

Transactions with Affiliates

Transactions between banks and their related parties or affiliates are limited by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by, or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B of the Federal Reserve Act and Regulation W (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10.0 percent of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20.0 percent of such institution's capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to non-affiliates. The term "covered transaction" includes the making of loans, purchasing of assets, issuance of a guarantee, and other similar transactions. In addition, loans or other extensions of credit by the financial institution to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act. The Sarbanes-Oxley Act of 2002 generally prohibits loans by a company to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws assuming such loans are also permitted under the law of the institution's chartering state. Under such laws, the Bank's authority to extend credit to executive officers, directors and 10.0 percent shareholders ("insiders"), as well as entities such person's control, is limited. The law limits both the individual and aggregate amount of loans the Bank may make to insiders based, in part, on the Bank's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are further limited by specific categories.

Dividends

The primary source of cash to pay dividends to the Parent Company's shareholders and to meet the Parent Company's obligations is dividends paid to the Primary Company by the Bank. The Bank may pay dividends to the Parent Company as declared from time to time by the Board of Directors out of funds legally available, subject to certain restrictions. Under the New Jersey Banking Act of 1948, as amended, the Bank may not pay a cash dividend unless, following the payment, the Bank's capital stock will be unimpaired and the Bank will have a surplus of no less than 50.0 percent of the Bank capital stock or, if not, the payment of the dividend will not reduce the surplus. In addition, the Bank cannot pay dividends in amounts that would reduce the Bank's capital below regulatory imposed minimums.

See the discussion above under "Bank Holding Company Regulation" for a description of the Federal Reserve Board's policy on bank holding companies paying cash dividends. Under New Jersey law, corporations like the Parent Company may not pay dividends when insolvent.

Federal Securities Laws

The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Company is subject to the information, proxy solicitation, insider trading restrictions, and other requirements under the Securities Exchange Act of 1934. We prepare this Annual Report on Form 10-K, our proxy materials and our other periodic and current reports as a "smaller reporting company" consistent with the rules of the Securities and Exchange Commission.

Under the Exchange Act, the Company is required to conduct a comprehensive review and assessment of the adequacy of our existing financial systems and controls. For the year ended December 31, 2022, the Company's auditors are required to audit our internal control over financial reporting.

<center>AVAILABILITY OF ANNUAL REPORT</center>

Our Annual Report is available on our website, www.bcb.bank. We will also provide our Annual Report on Form 10-K free of charge to shareholders who request a copy in writing from the Corporate Secretary at 104-110 Avenue C, Bayonne, New Jersey 07002.

ITEM 1A. RISK FACTORS

Our business and results of operations are subject to numerous risks and uncertainties, many of which are beyond our control. The material risks and uncertainties that management believes affect the Company are described below. Additional risks and uncertainties that management is not aware of or that management currently deems immaterial may also impair the Company's business operations. This report is qualified in its entirety by these risk factors. If any of the following risks actually occur, our business, financial condition, and results of operations could be materially and adversely affected.

Our risk factors can be broadly summarized by the following categories:

- Credit and Interest Rate Risks;
- Risks Related to the Company's Common Stock;
- Economic Risks;
- Operational Risks;
- Risks Related to the Regulation of our Industry; and,
- Strategic Risks.

<center>CREDIT AND INTEREST RATE RISKS</center>

Our loan portfolio consists of a high percentage of loans secured by commercial real estate and multi-family real estate. These loans are riskier than loans secured by one-to-four family properties.

At December 31, 2022, $2.345 billion, or 76.08 percent, of our loan portfolio consisted of commercial and multi-family real estate loans. We intend to continue to emphasize the origination of these types of loans. These loans generally expose a lender to greater risk of nonpayment and loss than one-to-four family residential mortgage loans because repayment of the loans often depends on the successful operation and income stream of the collateral that is pledged. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential mortgage loans. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential mortgage loan.

Commercial loans and commercial real estate loans generally carry larger balances and can involve a greater degree of financial and credit risk than other loans. As a result, banking regulators continue to give greater scrutiny to lenders with a high concentration of commercial real estate loans in their portfolios, such as us, and such lenders are expected to implement stricter underwriting standards, internal controls, risk management policies, and portfolio stress testing, as well as higher capital levels and loss allowances. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties, and the increased difficulty of evaluating and monitoring these types of loans. If we cannot effectively manage the risk associated with our high concentration of commercial real estate loans, our financial condition and results of operations may be adversely affected.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. We may experience significant credit losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions prove to be incorrect, our allowance for loan losses may not cover losses in our loan portfolio at the date of the financial statements. Material additions to our allowance would materially decrease our net income. At December 31, 2022, our allowance for loan losses totaled $32.4 million, representing 1.05 percent of total loans or 633.6 percent of non-performing loans.

While we have only been operating for 22 years, we have experienced significant growth in our loan portfolio, particularly in loans secured by commercial real estate. Although we believe we have underwriting standards to manage normal lending risks, it is difficult to assess the future performance of our loan portfolio due to the relatively recent origination of many of these loans. We can give you no assurance that our non-performing loans will not increase or that our non-performing or delinquent loans will not adversely affect our future performance.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition.

The asset quality of our loan portfolio may deteriorate if the economy falters, resulting in a portion of our loans failing to perform in accordance with their terms. Under such circumstances our profitability will be adversely affected.

At December 31, 2022, we had $17.8 million in classified loans of which none were classified as doubtful or loss. We also had $18.9 million of loans that were classified as special mention. In addition, at that date we had $5.1 million in non-accruing loans, or 0.17 percent of total loans. We have adhered to stringent underwriting standards in the origination of our loans, but there can be no assurance that loans that we originated will not experience asset quality deterioration as a result of a downturn in the local or broader economy. Should our local or regional economy weaken, our asset quality may deteriorate resulting in losses to the Company.

The replacement of the LIBOR as a financial benchmark presents risks to the financial instruments issued or held by the Company.

The United Kingdom Financial Conduct Authority, which regulates the process for establishing LIBOR, announced that LIBOR will cease after June 30, 2023. The federal banking agencies required banks to cease entering into any new contract that uses LIBOR as a reference rate by no later than December 31, 2021. In addition, banks were encouraged to identify LIBOR-referencing contracts that extend beyond June 30, 2023 and implement plans to identify and address insufficient contingency provisions in those contracts. Further, on March 15, 2022, Congress passed the Adjustable Interest Rate Act (the "AIR Act") to address references to LIBOR in contracts that (i) are governed by U.S. law, (ii) will not mature before June 30, 2023, and (iii) lack fallback provisions providing for a clearly defined and practicable replacement for LIBOR. On December 16, 2022, the Federal Reserve Board adopted a final rule implementing the AIR Act that replaces references to LIBOR in financial contracts addressed by the AIR Act with certain Federal Reserve Board
-selected benchmark rates based on the Secured Overnight Finance Rate (SOFR).

The market transition away from LIBOR could have a range of effects on the Company's business, financial condition, and results of operations and the Company is actively reviewing available alternatives to address these changes in the most effective manner.

Changes in interest rates could hurt our profits.

Our profitability, like most financial institutions, depends to a large extent upon our net interest income, which is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowed funds. Accordingly, our results of operations depend largely on movements in market interest rates and our ability to manage our interest-rate-sensitive assets and liabilities in response to these movements. Factors such as inflation, recession, and instability in financial markets, among other factors beyond our control, may affect interest rates.

If interest rates rise, and if rates on our deposits and variable rate borrowings reprice upwards faster than the rates on our long-term loans and investments, we could experience compression of our interest rate spread, which would have a negative effect on our profitability. Conversely, decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk, as we may have to redeploy such loan or securities proceeds into lower-yielding assets, which might also negatively impact our income.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Further, a prolonged period of exceptionally low market interest rates limits our ability to lower our interest expense, while the average yield on our interest-earning assets may continue to decrease as our loans reprice or are originated at these low market rates. Accordingly, our net interest income may decrease, which may have an adverse effect on our profitability. Also, our interest rate risk-modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet or projected operating results.

While we pursue an asset/liability strategy designed to mitigate our risk from changes in interest rates, changes in interest rates can still have a material adverse effect on our financial condition and results of operations. Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. For further discussion of how changes in interest rates could impact us, see "Item 7A. – Quantitative and Qualitative Disclosure About Market Risk."

The FASB has issued an accounting standard update that will result in a significant change in how we recognize credit losses and may have a material impact on our financial condition or results of operations.

In June 2016, the Financial Accounting Standards Board ("FASB") issued an accounting standard update, "Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments," which replaces the current "incurred loss" model for recognizing credit losses with an "expected loss" model referred to as the Current Expected Credit Loss ("CECL") model. Under the CECL model, banks will be required to present certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities, at the net amount expected to be collected. The measurement of expected credit losses is to be based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement will take place at the time the financial asset is first added to the balance sheet and periodically thereafter. This differs significantly from the "incurred loss" model required under current generally accepted accounting principles ("GAAP"), which delays recognition until it is probable a loss has been incurred. Moreover, the CECL model may create more volatility in the level of the allowance for loan losses as the model is sensitive to the economic forecast and other key assumptions including but not limited to the estimation of probability of default rates, loss given default rates, and prepayment rates.

The Company will adopt the Current Expected Credit Loss methodology during the first quarter of 2023. The Company has engaged third-party vendors to assist in the development of a CECL model and to perform validation of our CECL model.   The Company does not expect the adoption of CECL to have a material impact on regulatory capital and capital ratios.

RISKS RELATED TO THE COMPANY'S COMMON STOCK

Our dividend policy may change without notice, and our future ability to pay dividends is also subject to regulatory restrictions.

Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for the payment of dividends. We are a holding company that conducts substantially all of our operations through the Bank. As a result, our ability to make dividend payments on our common stock will depend primarily upon the receipt of dividends and other distributions from the Bank. Under New Jersey banking law, the Bank may pay a dividend to the Company provided that following the payment of the dividend the capital stock of the Bank will be unimpaired and the Bank will have a surplus of not less than 50 percent of its capital stock, or if not, the payment of such dividend will not reduce the surplus of the Bank.

Under New Jersey law, the Company may not make a distribution, if, after giving effect to the distribution, it would be unable to pay its debts as they become due in the usual course of business or if its total assets would be less than its liabilities. Our current intention is to continue to pay a quarterly cash dividend of $0.16 per share. However, any declaration and payment of dividends on common stock will substantially depend upon our earnings and financial condition, liquidity and capital requirements, regulatory and state law restrictions, general economic conditions and regulatory climate and other factors deemed relevant by our board of directors. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to our stockholders.

Our common stock is not heavily traded, and the stock price may fluctuate significantly.

Our common stock is traded on the NASDAQ under the symbol "BCBP." Certain brokers currently make a market in the common stock, but such transactions are infrequent and the volume of shares traded is relatively small. Management cannot predict whether these or other brokers will continue to make a market in our common stock. Prices on stock that is not heavily traded, such as our common stock, can be more volatile than heavily traded stock. Factors such as our financial results, the introduction of new products and services by us or our competitors, publicity regarding the banking industry, inflation, changing interest rates, and various other factors affecting the banking industry may have a significant impact on the market price of the shares of the common stock. Management cannot predict the extent to which an active public market for our common stock will develop or be sustained in the future. Accordingly, stockholders may not be able to sell their shares of our common stock at the volumes, prices, or times that they desire.

ECONOMIC RISKS

Inflation can have an adverse impact on the Company's business and its customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Over the past year, in response to a pronounced rise in inflation, the Federal Reserve has raised certain benchmark interest rates to combat inflation. As discussed above under CREDIT AND INTEREST RATE RISKS— Changes in interest rates could hurt our profits, as inflation increases and market interest rates rise, the value of the Company's investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services the Company uses in its business operations, such as electricity and other utilities, and also generally increases employee wages, any of which can increase the Company's non-interest expenses. Furthermore, the Company's customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with the Company. Sustained higher interest rates by the Federal Reserve Board to tame persistent inflationary price pressures could also push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and the Company's markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for the Company's products and services, all of which, in turn, would adversely affect the Company's business, financial condition and results of operations.

Events similar to the COVID-19 pandemic could adversely affect our business activities, financial condition, and results of operations.

The occurrence of events which adversely affect the global, national and regional economies, like the COVID-19 pandemic, may have a negative impact on our business. Like other financial institutions, our business relies upon the ability and willingness of our customers to transact business with us, including banking, borrowing and other financial transactions. A strong and stable economy at each of the local, federal and global levels is often a critical component of consumer confidence and typically correlates positively with our customers' ability and willingness to transact certain types of business with us. Local and global events outside of our control which disrupt the New Jersey, New York, United States and/or global economy may therefore negatively impact our business and financial condition. A public health crisis such as the COVID-19 pandemic is no exception, and its adverse health and economic effects may adversely impact our business and financial condition.

OPERATIONAL RISKS

Our deposit services for businesses in the state licensed cannabis industry could expose us to liabilities and regulatory compliance costs.

In 2014 we implemented specialized deposit services intended for a limited number of state-licensed medical-use cannabis business customers. Medical use cannabis, as well as recreational use businesses are legal in numerous states and the District of Columbia, including our primary markets of New Jersey and New York. However, such businesses are not legal at the federal level and marijuana remains a Schedule I drug under the Controlled Substances Act of 1970. In 2014, the U.S. Department of the Treasury's Financial Crimes Enforcement Network (FinCEN) published guidelines for financial institutions servicing state legal cannabis businesses. We have implemented a comprehensive control framework that includes written policies and procedures related to the on-boarding of such businesses and the monitoring and maintenance of such business accounts that comports with the FinCEN guidance. Additionally, our policies call for due diligence review of the cannabis business before the business is on-boarded, including confirmation that the business is properly licensed and maintains the license in good standing in the applicable state. Throughout the relationship, our policies call for continued monitoring of the business, including site visits, to determine if the business continues to meet our requirements, including maintenance of required licenses and calls for undertaking periodic financial reviews of the business. The Bank's program originally was limited to offering depository products to medical cannabis businesses. Deposit transactions are monitored for compliance with the applicable state medical program rules and other regulations. In 2022, the Bank expanded its cannabis-related business offerings to some limited lending on real estate and deposit services to licensed recreational dispensaries. The Bank may offer additional banking products and services to such customers in the future.

While we believe our policies and procedures allow us to operate in compliance with the FinCEN guidelines, there can be no assurance that compliance with the FinCEN guidelines will protect us from federal prosecution or other regulatory sanctions. Federal prosecutors have significant discretion and there can be no assurance that the federal prosecutors will not choose to strictly enforce the federal laws governing cannabis. Any change in the federal government's enforcement position could potentially subject us to criminal prosecution and other regulatory sanctions. As a general matter, the medical and recreational cannabis business is considered high-risk, thus increasing the risk of a regulatory action against our BSA/AML program that has adverse consequences, including but not limited to, preventing us from undertaking mergers, acquisitions and other expansion activities.

Adverse events in New Jersey, where our business is generally concentrated, could adversely affect our results and future growth.

Our business, the location of our branches, and the real estate collateralizing our real estate loans are generally concentrated in New Jersey and the New York metropolitan area. As a result, we are exposed to geographic risks. The occurrence of an economic downturn in New Jersey or the New York metropolitan area, or adverse changes in laws or regulations in New Jersey or the New York metropolitan area, could impact the credit quality of our assets, the business of our customers and our ability to expand our business.

Our success significantly depends upon the growth in population, income levels, deposits, and housing in our market area. If the communities in which we operate do not grow or if prevailing economic conditions locally, regionally, or nationally are unfavorable, our business may be negatively affected. In addition, the economies of the communities in which we operate are substantially dependent on the growth of the economy in the State of New Jersey and the New York metropolitan area. To the extent that economic conditions in New Jersey are unfavorable or do not continue to grow as projected, the economy in our market area would be adversely affected. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our market area if they do occur.

In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of December 31, 2022, approximately 92.0 percent of our total loans were secured by real estate. Adverse developments affecting commerce or real estate values in the local economies in our primary market areas could increase the credit risk associated with our loan portfolio. In addition, a significant percentage of our loans are to individuals and businesses in New Jersey. Our business customers may not have customer bases that are as diverse as businesses serving regional or national markets. Consequently, any decline in the economy of our market area could have an adverse impact on our revenues and financial condition. In particular, we may experience increased loan delinquencies, which could result in a higher provision for loan losses and increased charge-offs. Any sustained period of increased non-payment, delinquencies, foreclosures, or losses caused by adverse market or economic conditions in our market area could adversely affect the value of our assets, revenues, results of operations and financial condition.

We depend primarily on net interest income for our earnings rather than fee income.

Net interest income is the most significant component of our operating income. We have less reliance on traditional sources of fee income utilized by some community banks, such as fees from sales of insurance, securities, or investment advisory products or services. For the years ended December 31, 2022 and 2021, our net interest income was $113.9 million and $97.4 million, respectively. The amount of our net interest income is influenced by the overall interest rate environment, competition, and the amount of our interest-earning assets relative to the amount of our interest-bearing liabilities. In the event that one or more of these factors were to result in a decrease in our net interest income, we do not have significant sources of fee income to make up for decreases in net interest income.

Risks associated with system failures, interruptions, or breaches of security could negatively affect our earnings.

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities investments, deposits, and loans. We have established policies and procedures to prevent or limit the impact of system failures, interruptions, and security breaches (including privacy breaches and cyber-attacks), but such events may still occur or may not be adequately addressed if they do occur. In addition, any compromise of our systems could deter customers from using our products and services. Although we take protective measures, the security of our computer systems, software, and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have an impact on information security.

In addition, we outsource a majority of our data processing to certain third-party providers. If these third-party providers encounter difficulties, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

There have been increasing efforts on the part of third parties, including through cyber-attacks, to breach data security at financial institutions or with respect to financial transactions. Cybercrime risks have increased as electronic and mobile banking activities increased as a result of the COVID-19 pandemic, and may increase as a result of the Russia invasion of Ukraine. There have been several recent instances involving financial services and consumer-based companies reporting the unauthorized disclosure of client or customer information or the destruction or theft of corporate data. In addition, because the techniques used to cause such security breaches change frequently and often are not recognized until launched against a target and may originate from less-regulated and remote areas of the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. The ability of our customers to bank remotely, including through online and mobile devices, requires secure transmission of confidential information and increases the risk of data security breaches.

The occurrence of any system failures, interruption, or breach of security could damage our reputation and result in a loss of customers and business, thereby subjecting us to additional regulatory scrutiny, or could expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

The Bank's reliance on brokered and reciprocal deposits could adversely affect its liquidity and operating results.

Among other sources of funds, the Company, from time to time, relies on brokered deposits to provide funds with which to make loans and provide for other liquidity needs. At December 31, 2022, the Bank had $335.0 million in brokered certificate deposits and $35 million in brokered demand deposits. One of the Bank's sources for brokered deposits is the Certificate of Deposit Account Registry Service ("CDARS"). At December 31, 2022, the Bank has $3.6 million in CDARS reciprocal deposits and $4.1 million in Insured Cash Sweep or ICS network deposits. These amounts, are reciprocal and are not considered brokered deposits under recent regulatory reform.

Generally, brokered and reciprocal deposits may not be as stable as other types of deposits. In the future, those depositors may not replace their brokered or reciprocal deposits with us as they mature, or we may have to pay a higher rate of interest to keep those deposits, or to replace them with other deposits or other sources of funds. Not being able to maintain or replace those deposits as they mature would adversely affect our liquidity. Paying higher deposit rates to maintain or replace such deposits would adversely affect our net interest margin and operating results.

If deposit levels are not sufficient, it may be more expensive to fund loan originations.

Our deposits have been our primary funding source. In current market conditions, depositors may choose to redeploy their funds into the stock market or other investment alternatives, regardless of our effort to retain such depositors. If this occurs, it would hamper our ability to grow deposits and could result in a net outflow of deposits. We will continue to focus on deposit growth, which we use to fund loan originations. However, if we are unable to sufficiently increase our deposit balances, we may be required to increase our use of alternative sources of funding, including Federal Home Loan Bank advances, or to increase our deposit rates in order to attract additional deposits, each of which would increase our cost of funds.

We could be adversely affected by failure in our internal controls.

A failure in our internal controls could have a significant negative impact not only on our earnings, but also on the perception that customers, regulators and investors may have of us. We continue to devote a significant amount of effort, time and resources to continually strengthening our internal controls and ensuring compliance with complex accounting standards and banking regulations.

If we cannot favorably assess the effectiveness of our internal controls over financial reporting or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, we may be subject to additional regulatory scrutiny.

Under the rules of the FDIC and the SEC, Company management is required to prepare a report that contains an assessment by management of the effectiveness of our internal control structure and procedures for financial reporting (including the Call Report that is submitted to the FDIC) as of the end of each fiscal year. Our independent registered public accounting firm is also required to examine, attest to and report on the assessment of our management concerning the effectiveness of our internal control structure and procedures for financial reporting. The rules that must be met for management to assess our internal controls over financial reporting are complex and require significant documentation and testing and possible remediation of internal control weaknesses. The effort to comply with regulatory requirements relating to internal controls will likely cause us to incur increased expenses and will cause a diversion of management's time and other internal resources. We also may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process, we may encounter problems or delays in completing the implementation of any requested improvements or receiving a favorable attestation from our independent registered public accounting firm. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investor confidence and the price of our common stock could be adversely affected and we may be subject to additional regulatory scrutiny.

The increasing use of social media platforms presents new risks and challenges and the inability or failure to recognize, respond to, and effectively manage the accelerated impact of social media could materially adversely impact the Bank's business.

There has been a marked increase in the use of social media platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individuals' access to a broad audience of consumers and other interested persons. Social media practices in the banking industry are evolving, which creates uncertainty and risk of noncompliance with regulations applicable to the Bank's business. Consumers value readily available information concerning businesses and their goods and services and often act on such information without further investigation and without regard to its accuracy. Many social media platforms immediately publish the content their subscribers and participants' post, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to the Bank's interests and/or may be inaccurate. The dissemination of information online could harm the Bank's business, prospects, financial condition, and results of operations, regardless of the information's accuracy. The harm may be immediate without affording the Bank an opportunity for redress or correction.

Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about the Bank's business, exposure of personally identifiable information, fraud, out-of-date information, and improper use by employees, directors and customers. The inappropriate use of social media by the Bank's customers, directors or employees could result in negative consequences such as remediation costs including training for employees, additional regulatory scrutiny and possible regulatory penalties, litigation, or negative publicity that could damage the Bank's reputation adversely affecting customer or investor confidence.

Market conditions and economic cyclicality may adversely affect our industry.

Market developments, including unemployment, price levels, stock and bond volatility, and other changes due to world events, affect consumer confidence levels, economic activity and inflation. Changes in payment behaviors and payment rates may increase in delinquencies and default rates, which could affect our earnings and credit quality.


RISKS RELATED TO THE REGULATION OF OUR INDUSTRY


We are subject to stringent capital requirements, which may adversely impact our return on equity or constrain us from paying dividends or repurchasing shares.

Federal regulations require FDIC-insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5 percent, a Tier 1 capital to risk-based assets ratio of 6.0 percent, a total capital to risk-based assets of 8.0 percent, and a 4.0 percent Tier l capital to total assets leverage ratio. In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5 percent of common equity Tier 1 capital to risk-weighted asset above the amount necessary to meet its minimum risk-based capital requirements.

In 2019, the FDIC passed a final rule providing qualifying community banking organizations the ability to opt-in to a new community bank leverage ratio ("CBLR") framework, (tier 1 capital to average consolidated assets) at 9.0 percent for institutions under $10.0 billion in assets that such institutions may elect to utilize in lieu of the general applicable risk-based capital requirements under Basel III. Such institutions that meet the CBLR and certain other qualifying criteria will automatically be deemed to be well-capitalized. The Bank decided to opt-in to the new CBLR, effective for the quarter ended March 31, 2020. Pursuant to the CARES

Act, the federal banking regulators set the CBLR at 8.0 percent beginning in the second quarter of 2020 through the end of 2020. Beginning in 2021, the CBLR increased to 8.5 percent for the calendar year. At January 1, 2022, the CBLR requirement returned to 9.0 percent. Pursuant to the "Regulatory Relief Act", the Federal Reserve Board raised the asset threshold under its Small Bank Holding Company Policy Statement from $1.0 billion to $3.0 billion for bank or savings and loan holding companies are permitted to have debt levels higher than would be permitted for larger holding companies, provided that such companies meet certain other conditions such as not engaging in significant nonbanking activities. The Company no longer meets the definition of a Small Bank Holding Company and the qualifications set forth in the "Regulatory Relief Act" at December 31, 2022 and will be subject to the larger company capital requirements at March 31, 2023.

The application of more stringent capital requirements likely will result in lower returns on equity and could require raising additional capital in the future or result in regulatory actions if we are unable to comply with such requirements.

We operate in a highly regulated environment, and we may be adversely affected by changes in federal, state and local laws and regulations.

We are subject to extensive regulation, supervision, and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority, and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have a negative impact on our results of operations and financial condition.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. During the last few years, several banking institutions have received large fines for non-compliance with these laws and regulations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations. Because we operate our business in the highly urbanized greater Newark/New York City metropolitan area, we may be at greater risk of scrutiny by government regulators for compliance with these laws.

The level of our commercial real estate loan portfolio subjects us to additional regulatory scrutiny.

The FDIC and the other federal bank regulatory agencies have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under the guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors, (i) total reported loans for construction, land acquisition and development, and other land represent 100 percent or more of total capital, or (ii) total reported loans secured by multi-family and non-owner occupied, non-farm, non-residential properties, loans for construction, land acquisition and development and other land, and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300 percent or more of total capital. Based on these factors, we have a concentration in loans of the type described in (ii) above of 487.3 percent of our risk-based capital at December 31, 2022. The purpose of the guidance is to assist banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance states that management should employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. Our bank regulators could require us to implement additional policies and procedures consistent with their interpretation of the guidance that may result in additional costs to us or that may result in a curtailment of our commercial real estate and multi-family lending and/or the requirement that we maintain higher levels of regulatory capital, either of which would adversely affect our loan originations and profitability.

STRATEGIC RISKS

Our strategy of pursuing acquisitions exposes us to financial, execution and operational risks that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We intend to continue pursuing a strategy that includes acquisitions. An acquisition strategy involves significant risks, including the following:

- finding suitable candidates for acquisition;
- attracting funding to support additional growth within acceptable risk tolerances;
- maintaining asset quality;
- retaining the target's customers and key personnel;
- obtaining necessary regulatory approvals;
- conducting adequate due diligence and managing known and unknown risks and uncertainties;
- integrating acquired businesses; and,
- maintaining adequate regulatory capital.

The market for acquisition targets is highly competitive, which may adversely affect our ability to find acquisition candidates that fit our strategy and standards. To the extent that we are unable to find suitable acquisition targets, an important component of our growth strategy may not be realized. Acquisitions will be subject to regulatory approvals, and we may be unable to obtain such approvals. Acquisitions of financial institutions also involve operational risks and uncertainties. Acquired companies may have unknown or contingent liabilities with no available manner of recourse, exposure to unexpected problems such as asset quality, the retention of key employees and customers, and other issues that could negatively affect our business. We may not be able to complete future acquisitions or, if completed, we may not be able to successfully integrate the operations, technology platforms, management, products, or services of the entities that we acquire and to realize our attempts to eliminate redundancies. The integration process may also require significant time and attention from our management that they would otherwise be able to direct toward servicing existing business and developing new business. Acquisitions typically involve the payment of a premium over book and market trading values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future acquisition of a financial institution or service company, and the carrying amount of any goodwill that we acquire may be subject to impairment in future periods. Failure to successfully integrate the entities we acquire into our existing operations may increase our operating costs significantly and adversely affect our business, financial condition, and results of operations.

Strong competition within our market area may limit our growth and profitability.

Competition is intense within the banking and financial services industry in New Jersey and the New York metropolitan area. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources, higher lending limits and offer services that we do not or cannot provide. This competition makes it more difficult for us to originate new loans and retain and attract new deposits. Price competition for loans may result in originating fewer loans or earning less on our loans. Price competition for deposits may result in a reduction of our deposit base or paying more on our deposits.

The small to mid-sized businesses that we lend to may have fewer resources to weather a downturn in the economy, which may impair a borrower's ability to repay a loan to us that could materially harm our operating results.

We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to mid-sized businesses. These small to mid-sized businesses frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. In addition, the success of a small to midsized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns and other events that negatively impact our market areas could cause us to incur substantial credit losses that could negatively affect our results of operations and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

At December 31, 2022, the Bank conducted its business through an executive office, two administrative offices, and 28 branch offices. 13 offices have drive-up facilities. The Bank has 37 automatic teller machines at its branch facilities and three other off-site locations. The following table sets forth information relating to each of the Bank's offices at December 31, 2022. The total net book value of the Bank's premises and equipment at December 31, 2022 was $10.5 million.

Location	Year Office Opened	Net Book Value
		(In Thousands)
Executive Office		
104-110 Avenue C, Bayonne, New Jersey	2003	$ 2,249
Administrative and Other Offices		
591-597 Avenue C, Bayonne, New Jersey	2010	51 [1]
27 West 18th Street, Bayonne, New Jersey	2014	197 [1]
Branch Offices		
860 Broadway, Bayonne, New Jersey	2000	544 [1]
510 Broadway, Bayonne, New Jersey	2003	24 [1]
401 Washington Street, Hoboken, New Jersey	2010	124 [1]
987 Broadway, Bayonne, New Jersey	2010	- [1]
473 Spotswood Englishtown Rd., Monroe Township, New Jersey	2010	114 [1]
611 Avenue C, Bayonne, New Jersey	2010	6 [1]
181 Avenue A, Bayonne, New Jersey	2010	2,040
211 Washington St., Jersey City, New Jersey	2010	- [1]
200 Valley Street, South Orange, New Jersey	2011	957
378 Amboy Road, Woodbridge, New Jersey	2019	149 [1]
165 Passaic Avenue, Fairfield, New Jersey	2014	- [1]
354 New Dorp Lane, Staten Island, New York	2015	- [1]
190 Park Avenue, Rutherford, New Jersey	2015	85 [1]
1500 Forest Avenue, Staten Island, New York	2016	735 [1]
626 Laurel Avenue, Holmdel, New Jersey	2016	10 [1]
734 Ridge Road, Lyndhurst, New Jersey	2016	88 [1]
803 Roosevelt Avenue, Carteret, New Jersey	2016	- [1]
2000 Morris Avenue, Union, New Jersey	2016	49 [1]
155 Maplewood Avenue, Maplewood, New Jersey	2018	381 [1]
1630 Oak Tree Road, Edison, New Jersey	2018	388 [1]
1452 Route 46 West, Parsippany, New Jersey	2018	160 [1]
781 Newark Avenue, Jersey City, New Jersey	2018	10 [1]
70 Broadway, Hicksville, New York	2018	11 [1]
10 Schalks Crossing Road, Plainsboro, New Jersey	2018	149 [1]
876 Kinderkamack Road, River Edge, New Jersey	2019	98 [1]
1100 Washington Street, Hoboken, New Jersey	2019	228 [1]
269 Ferry Street, Newark, New Jersey	2020	379 [1]
Net book value of properties		9,226
Net book value of furnishings and equipment		1,282 [2]
Total premises and equipment		$ 10,508

(1) Leased property
(2) Includes off-site ATMs

ITEM 3. LEGAL PROCEEDINGS

We are involved, from time to time, as plaintiff or defendant in various legal actions arising in the normal course of business. As of December 31, 2022, we were not involved in any material legal proceedings the outcome of which, if determined in a manner adverse to the Company, would have a material adverse effect on our financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information
The Company's common stock trades on the Nasdaq Global Market under the symbol "BCBP."

Stockholders.
At March 1, 2023, the Company had approximately 5,000 stockholders of record.

Recent Sales of Unregistered Securities
None.

Dividends
The Company has declared and paid cash dividends of $0.16 in each quarter for the year ended December 31, 2022. The payment of dividends to shareholders of the Company is dependent on the Bank paying dividends to the Company. The Bank may pay dividends as declared from time to time by the Board of Directors out of funds legally available, subject to certain restrictions. Under the New Jersey Banking Act of 1948, as amended, the Bank may not pay a cash dividend unless, following the payment, the Bank's capital stock will be unimpaired and the Bank will have a surplus of no less than 50.0 percent of the Bank's capital stock or, if not, the payment of the dividend will not reduce the surplus. In addition, the Bank cannot pay dividends in amounts that would reduce the Bank's capital below regulatory imposed minimums.

Issuer Purchases of Equity Securities

On December 11, 2020, the Company issued a press release announcing the adoption of a new stock repurchase program, effective December 16, 2020. Under the stock repurchase program, management is authorized to repurchase up to 500,000 shares of the Company's common stock. On October 17, 2022, the Company issued a press release announcing an amendment to its stock repurchase program. The amendment to the stock repurchase program increased the number of shares yet to be repurchased from 82,350 shares to a total number of 500,000 shares. The Company repurchased 198,976 shares during the year ended December 31, 2022.

Purchases in the fourth quarter were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2022 through October 31, 2022	82,350	17.06	82,350	417,650
November 1, 2022 through November 30, 2022	-	-	-	417,650
December 1, 2022 through December 31, 2022	-	-	-	417,650
	82,350	17.06	82,350	

Compensation Plans
Set forth below is information as of December 31, 2022 regarding equity compensation plans that have been approved by shareholders. The Company has no equity-based benefit plans that were not approved by shareholders.

Plan	Number of securities to be issued upon exercise of outstanding options and rights	Weighted average Exercise price[1]	Number of securities remaining available for issuance under plans
2011 Stock Option Plan	700,600	$11.79	—
2018 Equity Incentive Plan	384,525	$11.98	192,638
Equity compensation plans not approved by shareholders	—	—	—
Total	1,085,125	$11.86	192,638

---

(1)   The weighted average exercise price reflects the exercise prices ranging from $9.02-$13.68 per share for options granted under the 2011 Stock Option Plan and the 2018 Equity Incentive Plan. As of December 31, 2022, the 2011 Stock Option Plan has expired.

Common Stock Performance Graph

Set forth hereunder is a stock performance graph comparing (a) the cumulative total return on the common stock for the period beginning with the closing sales price on December 31, 2017 through December 31, 2022, (b) the cumulative total return on all publicly traded commercial bank stocks over such period, as repriced on the SNL Banks Index, and (c) the cumulative total return of the Nasdaq Market Index over such period. Cumulative return assumes the reinvestment of dividends, and is expressed in dollars based on an assumed investment of $100.



| | | | | Period Ending | | |
Index	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
BCB Bancorp, Inc.	100.00	75.08	103.41	87.90	127.90	154.35
NASDAQ Composite Index	100.00	97.16	132.81	192.47	235.15	158.65
S&P U.S. BMI Banks Index	100.00	83.54	114.74	100.10	136.10	112.89

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Estimates

Critical accounting estimates are those accounting policies that can have a significant impact on the Company's financial position and results of operations that require the use of complex and subjective estimates based upon past experiences and management's judgment. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies applied in preparing the Company's consolidated financial statements that management believes are the most dependent on the application of estimates and assumptions. For additional accounting policies, see Note 2 of "Notes to Consolidated Financial Statements."

Allowance for Loan Losses

Loans receivable are presented net of an allowance for loan losses and net deferred loan fees. In determining the appropriate level of the allowance, management considers a combination of factors, such as economic and industry trends, real estate market conditions, size and type of loans in portfolio, nature and value of collateral held, borrowers' financial strength and credit ratings, and prepayment and default history. The calculation of the appropriate allowance for loan losses requires a substantial amount of judgment regarding the impact of the aforementioned factors, as well as other factors, on the ultimate realization of loans receivable. In addition, our determination of the amount of the allowance for loan losses is subject to review by the New Jersey Department of Banking and Insurance and the FDIC, as part of their examination process. After a review of the information available, our regulators might require the establishment of an additional allowance. Any increase in the allowance for loan loss required by regulators would have a negative impact on our earnings.

Other-than-Temporary Impairment of Securities

If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are "temporary" or "other-than-temporary" in accordance with Accounting Standards Codification ("ASC") Topic 320, *Investments – Debt Securities.* Accordingly, temporary impairments are accounted for based upon the classification of the related securities as either available for sale or held to maturity. Temporary impairments on available for sale securities are recognized, on a tax-effected basis, through Other Comprehensive Income ("OCI") with offsetting entries adjusting the carrying value of the securities and the balance of deferred taxes. Conversely, the carrying values of held to maturity securities are not adjusted for temporary impairments. Information concerning the amount and duration of temporary impairments on both available for sale and held to maturity securities is generally disclosed in the notes to the consolidated financial statements.

Other-than-temporary impairments are accounted for based upon several considerations. First, other-than-temporary impairments on debt securities that the Company has decided to sell as of the close of a fiscal period, or will, more likely than not, be required to sell prior to the full recovery of fair value to a level equal to or exceeding amortized cost, are recognized in earnings. If neither of these conditions regarding the likelihood of the sale of debt securities are applicable, then the other-than-temporary impairment is bifurcated into credit-related and noncredit-related components. A credit-related impairment represents the amount by which the present value of the cash flows that are expected to be collected on a debt security fall below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit-related other-than-temporary impairments are recognized in earnings and noncredit-related other-than-temporary impairments are recognized in OCI.

Goodwill

The Company accounts for goodwill and other intangible assets in accordance with FASB ASC Topic 350, "Intangibles – Goodwill and Other," which allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. Based on a qualitative assessment, management determined that the Company's recorded goodwill totaling $5.2 million, is not impaired as of December 31, 2022.

Financial Condition at December 31, 2022 and 2021

Total assets increased by $578.7 million, or 19.5 percent, to $3.546 billion at December 31, 2022, from $2.968 billion at December 31, 2021. The increase in total assets was mainly related to increases in total loans.

Total cash and cash equivalents decreased by $182.3 million, or 44.3 percent, to $229.4 million at December 31, 2022 from $411.6 million at December 31, 2021. This decrease was primarily due to the redeployment of cash and cash equivalents into loans.

Loans receivable, net, increased by $740.4 million, or 32.1 percent, to $3.045 billion at December 31, 2022 from $2.305 billion at December 31, 2021. Total loan increases for 2022 included increases of $625.1 million in commercial real estate and multi-family loans, $90.9 million in commercial business loans, $25.6 million in residential one-to-four family loans and $6.4 million in home equity loans, partly offset by decreases of $9.0 million in construction loans and $477 thousand in consumer loans. The allowance for loan losses decreased $4.7 million to $32.4 million, or 633.6 percent of non-accruing loans and 1.05 percent of gross loans, at December 31, 2022 as compared to an allowance for loan losses of $37.1 million, or 249.3 percent of non-accruing loans and 1.58 percent of gross loans, at December 31, 2021.

Total investment securities decreased by $972,000, or 0.88 percent, to $109.4 million at December 31, 2022 from $110.4 million at December 31, 2021, representing repayments, calls and maturities, and unrealized losses, partly offset by purchases of $27.5 million, and sales of $1.2 million.

Deposit liabilities increased by $250.2 million, or 9.8 percent, to $2.812 billion at December 31, 2022 from $2.561 billion at December 31, 2021. Total increases for 2022 included $25.7 million in non-interest-bearing deposit accounts, $89.4 million in NOW deposit accounts, and $166.7 million in certificates of deposit, including listing service and brokered deposit accounts. The increase in deposits was partly offset by a decrease of $31.6 million in money market accounts.

Debt obligations increased by $310.8 million to $419.8 million at December 31, 2022 from $109.0 million at December 31, 2021. The weighted average interest rate of FHLB advances was 4.07 percent at December 31, 2022 and 1.39 percent at December 31, 2021. The weighted average maturity of FHLB advances as of December 31,2022 was 1.10 years. The fixed interest rate of our subordinated debt balances was 5.625 percent at December 31, 2022 and December 31, 2021.

Stockholders' equity increased by $17.2 million, or 6.3 percent, to $291.3 million at December 31, 2022 from $274.0 million at December 31, 2021. The increase was primarily attributable to the increase in retained earnings of $33.9 million, or 41.8 percent, to $115.1 million at December 31, 2022 from $81.2 million at December 31, 2021, related to net income less dividends paid for the twelve months ended December 31, 2022. The increase was partly offset by a decrease of $7.9 million in additional paid-in-capital for preferred stock, an increase in accumulated other comprehensive losses of $7.6 million, and an increase in treasury stock of $3.4 million. The decrease in additional paid-in-capital for preferred stock was primarily related to the redemption of $9.4 million of the Company's then-outstanding Series D 4.5% Noncumulative Perpetual Preferred Stock and $5.3 million of the Company's then-outstanding Series G 6% Noncumulative Perpetual Preferred Stock, partially offset by the issuance of $6.8 million of Series I Noncumulative Perpetual Preferred Stock. The decrease in accumulated other comprehensive income over the prior year was based upon unfavorable market conditions related to the Company's available-for-sale debt securities, caused by the recent increase in interest rates generally. The increase in treasury stock was due to the Company's stock repurchase program.

Analysis of Net Interest Income

Net interest income is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them, respectively.

The following table sets forth average balance sheets, yields and costs, and certain other information for the years indicated. All average balances are daily average balances. The yields set forth below include the effect of deferred fees, discounts and premiums, which are included in interest income.

	Year ended December 31, 2022			Year ended December 31, 2021		
	Average Daily Balance	Interest Earned/Paid	Average Yield/Rate	Average Daily Balance	Interest Earned/Paid	Average Yield/Rate
	(Dollars in Thousands)					
Interest-earning assets:						
Loans receivable (1) (2)	$ 2,626,710	$ 123,577	4.70%	$ 2,327,781	$ 107,660	4.63%
Investment securities (3)	109,604	4,731	4.32	108,545	3,954	3.64
Interest-earning deposits	274,649	3,133	1.14	377,209	959	0.25
Total interest-earning assets	3,010,963	131,441	4.37%	2,813,535	112,573	4.00%
Non-interest-earning assets	106,712			106,039		
Total assets	$ 3,117,675			$ 2,919,574		
Interest-bearing liabilities:						
Interest-bearing demand accounts	$ 751,708	$ 2,970	0.40%	$ 637,671	$ 2,657	0.42%
Money market accounts	350,207	2,313	0.66	335,824	1,678	0.50
Savings accounts	340,232	449	0.13	317,301	505	0.16
Certificates of deposit	614,346	6,889	1.12	673,233	6,160	0.92
Total interest-bearing deposits	2,056,493	12,621	0.61	1,964,029	11,000	0.56
Borrowed funds	149,354	4,875	3.26	173,341	4,180	2.41
Total interest-bearing liabilities	2,205,847	17,496	0.79%	2,137,370	15,180	0.71%
Non-interest-bearing liabilities	636,217			524,668		
Total liabilities	2,842,064			2,662,038		
Stockholders' equity	275,611			257,536		
Total liabilities and stockholders' equity	3,117,675			2,919,574		
Net interest income		$ 113,945			$ 97,393	
Net interest rate spread (4)			3.57%			3.29%
Net interest margin (5)			3.78%			3.46%

_____
(1) Excludes allowance for loan losses.
(2) Includes non-accrual loans which are immaterial to the yield.
(3) Includes Federal Home Loan Bank of New York stock.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rate (change in rate multiplied by old average volume); (iii) changes due to combined changes in rate and volume; and (iv) the net change.

	Years Ended December 31,							
	2022 vs. 2021				**2021 vs. 2020**			
	Increase (Decrease) Due to				**Increase (Decrease) Due to**			
	Volume	**Rate**	**Rate/Volume**	**Total Increase (Decrease)**	**Volume**	**Rate**	**Rate/Volume**	**Total Increase (Decrease)**
				(In thousands)				
Interest income:								
Loans receivable	$ 13,825	$ 1,854	$ 238	$ 15,917	$ 371	$ 136	$ 0	$ 507
Investment securities	39	731	7	777	(277)	862	(69)	516
Interest-earning deposits	(261)	3,344	(909)	2,174	(175)	(1,813)	112	(1,876)
Total interest-earning assets	13,603	5,929	(664)	18,868	(81)	(815)	43	(853)
Interest expense:								
Interest-bearing demand accounts	475	(138)	(24)	313	950	(1,024)	(319)	(393)
Money market deposits	72	540	23	635	144	(1,494)	(69)	(1,419)
Savings deposits	36	(86)	(6)	(56)	64	-	-	64
Certificates of Deposits	(538)	1,389	(122)	729	(5,369)	(10,835)	3,005	(13,199)
Borrowings	(578)	1,478	(205)	695	(2,636)	(404)	151	(2,889)
Total interest-bearing liabilities	(533)	3,183	(334)	2,316	(6,847)	(13,757)	2,768	(17,836)
Change in net interest income	$ 14,136	$ 2,746	$ (330)	$ 16,552	$ 6,766	$ 12,942	$ (2,725)	$ 16,983

Results of Operations for the Years Ended December 31, 2022 and 2021

Net income increased by $11.3 million, or 33.1 percent, to $45.6 million for the year ended December 31, 2022 from $34.2 million for the year ended December 31, 2021. The increase in net income was driven by an increase in total interest income and the credit for loan loss provision, which were partly offset by a decrease in non-interest income and increases in interest expense, non-interest expenses, and a higher income tax provision for 2022 as compared to 2021.

Net interest income increased by $16.6 million, or 17.0 percent, to $113.9 million for the year of 2022 from $97.4 million for the year of 2021. The increase in net interest income resulted from a $18.9 million increase in interest income, partly offset by an increase of $2.3 million in interest expense.

Interest income increased by $18.9 million, or 16.8 percent, to $131.4 million for 2022, from $112.6 million for 2021. The average balance of interest-earning assets increased $197.4 million, or 7.0 percent, to $3.011 billion for 2022, from $2.814 for 2021, while the average yield increased 37 basis points to 4.37 percent for 2022, from 4.00 percent for 2021. The increase in the average balance of interest-earning assets mainly related to an increase in the Company's level of average loans receivable for 2022, as compared to 2021.

The increase in interest income mainly related to an increase in the average balance of loans receivable of $298.9 million to $2.627 billion for 2022, from $2.328 billion for 2021. The increase in the average balance on loans receivable was a result of the continued strength of the Company's loan pipeline. Interest income on loans for 2022 also included $1.4 million of amortization of purchase credit fair value adjustments related to a prior acquisition, which added approximately five basis points to the average yield on interest earning assets.

Interest expense increased by $2.3 million, or 15.3 percent, to $17.5 million for 2022, from $15.2 million for 2021. This increase resulted primarily from an increase in the average rate on interest-bearing liabilities of 8 basis points to 0.79 percent for 2022, from 0.71 percent for 2021, and an increase in the average balance of interest-bearing liabilities of $68.5 million, or 3.2 percent, to $2.206 billion 2022, from $2.137 billion for 2021. The increase in the average cost of funds primarily resulted from the higher interest rate environment in 2022.

Net interest margin was 3.78 percent for 2022, compared to 3.46 percent for 2021. The increase in the net interest margin compared to the prior period was the result of an increase in the average volume of loans receivable as well as an increase in the yield on loans partially offset by the increase in the Company's cost of funds.

During the year ended December 31, 2022, the Company experienced $1.7 million in net charge offs compared to $375,000 in net charge offs for the year ended December 31, 2021. The Bank had non-accrual loans totaling $5.1 million, or 0.17 percent, of gross loans at December 31, 2022 as compared to $14.9 million, or 0.64 percent of gross loans at December 31, 2021. The allowance for loan losses was $32.4 million, or 1.05 percent of gross loans at December 31, 2022, and $37.1 million, or 1.58 percent of gross loans at December 31, 2021. The credit for loan losses was $3.1 million for 2022 compared to loan loss provision expense of $3.9 million for 2021. The credit for provision for 2022 reflected the improving asset quality and more favorable economic metrics compared to the COVID-19 environment in 2021. Management believes that the allowance for loan losses was adequate at December 31, 2022 and December 31, 2021.

Noninterest income decreased by $7.1 million, or 81.7 percent, to $1.6 million for 2022 from $8.7 million for 2021. The decrease was mainly related to a decrease of $6.4 million in the realized and unrealized gains and losses on equity securities (from a gain of $147,000 in 2021 to a loss of $6.3 million in 2022), as well as a decrease of $538,000 in gain on sale of loans, $371,000 in gain on sale of premises, and $391,000 in other income. The realized and unrealized gains or losses on equity securities are based on market conditions.

Noninterest expense increased by $1.5 million, or 2.8 percent, to $55.5 million for the year ended December 31, 2022 from $54.0 million for the year ended December 31, 2021. The increase in operating expenses for 2022 was driven higher by a consulting fee expense of $1.6 million for which there was no comparable expense in 2021. Other factors that contributed to the increase in operating expenses for 2022 included higher salaries and employee benefits and higher advertising and promotion expenses compared to 2021. The increase in salaries related to normal compensation increases, higher commission expenses from strong loan production, and hiring of additional staff. The number of full-time equivalent employees for the year ended December 31, 2022 was 301, as compared with 292 for the same period in 2021. Occupancy and equipment expense decreased by $733,000 to $10.7 million for the year ended December 31, 2022 from $11.4 million for the year ended December 31, 2021, mainly related to costs associated with branch closures in 2021.

The income tax provision increased by $3.5 million or 25.1 percent, to $17.5 million for 2022 from $14.0 million in 2021. The increase in the income tax provision was a result of the higher taxable income for the year ended December 31, 2022 compared to the year ended December 31, 2021. The consolidated effective tax rate was 27.8% for 2022 compared to 29.0 percent for 2021.

Liquidity and Capital Resources

The overall objective of our liquidity management practices is to ensure the availability of sufficient funds to meet financial commitments and to take advantage of lending and investment opportunities. The Company manages liquidity in order to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings and other obligations as they mature, and to fund loan and investment portfolio opportunities as they arise.

The Company's primary sources of funds to satisfy its objectives are net growth in deposits (primarily retail), principal and interest payments on loans and investment securities, proceeds from the sale of originated loans and FHLB and other borrowings. The scheduled amortization of loans is a predictable source of funds. Deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company has other sources of liquidity if a need for additional funds arises, including unsecured overnight lines of credit and other collateralized borrowings from the FHLB and other correspondent banks.

At December 31, 2022 and December 31, 2021, the Company had $60 million in overnight borrowings outstanding with the FHLB. The Company utilizes overnight borrowings from time to time to fund short-term liquidity needs. The Company had total outstanding borrowings of $419.8 million at December 31, 2022 as compared to $109.0 million at December 31, 2021.

At December 31, 2022, the Company had the ability to obtain additional funding from the FHLB of $289.5 million, utilizing unencumbered loan collateral. The Company expects to have sufficient funds available to meet current loan commitments in the normal course of business through typical sources of liquidity. Time deposits scheduled to mature in one year or less totaled $766.8 million at December 31, 2022. Based upon historical experience data, management estimates that a significant portion of such deposits will remain with the Company.

The Company was well-positioned with adequate levels of cash and liquid assets as of December 31, 2022, as well as wholesale borrowing capacity of over $1.161 billion.

At December 31, 2022 and December 31, 2021, the capital ratios of the Bank exceeded the quantitative capital ratios required for an institution to be considered "well-capitalized".

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Management of Market Risk

Qualitative Analysis. The majority of our assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has established an Asset/Liability Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Committee, which consists of senior management and outside directors operating under a policy adopted by the Board of Directors, meets as needed to review our asset/liability policies and interest rate risk position.

Quantitative Analysis. The following table presents the Company's net portfolio value ("NPV"). These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions. The information set forth below is based on data that included all financial instruments as of December 31, 2022. Assumptions have been made by the Company relating to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios. Actual maturity dates were used for fixed rate loans and certificate accounts. Investment securities were scheduled at either the maturity date or the next scheduled call date based upon management's judgment of whether the particular security would be called in the current interest rate environment and under assumed interest rate scenarios. Variable rate loans were scheduled as of their next scheduled interest rate repricing date. Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities, core deposits without stated maturity dates were scheduled with an assumed term of 48 months, and money market and noninterest bearing accounts were scheduled with an assumed term of 24 months. The NPV at "PAR" represents the difference between the Company's estimated value of assets and estimated value of liabilities assuming no change in interest rates. The NPV for a decrease of 200 to 300 basis points has been excluded since it would not be meaningful in the interest rate environment as of December 31, 2022. The following sets forth the Company's NPV as of December 31, 2022.

					NPV as a % of Assets		
Change in calculation (Dollars in Thousands)	**Net Portfolio Value**	**$ Change from PAR**	**% Change from PAR**		**NPV Ratio**	**Change**	
+300bp	$ 409,323	$ (35,227)	(7.92) %		12.87 %	(0.26)	bps
+200bp	423,698	(20,851)	(4.69)		13.05	(0.08)	bps
+100bp	436,034	(8,516)	(1.92)		13.15	0.02	bps
PAR	444,550	-	0.00		13.13	0.00	bps
-100bp	445,634	1,084	0.24		12.88	(0.25)	bps

———————
bps-basis point

The table above indicates that at December 31, 2022, in the event of a 100-basis point increase in interest rates, we would experience a 0.02 basis point decrease in NPV, as compared to a 0.26 percent decrease at December 31, 2021.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in NPV require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income, and will differ from actual results.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of BCB Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of BCB Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows, for each of the years then ended, and the related notes to the consolidated financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 9, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses

Critical Audit Matter Description

As described in Notes 2 and 5 to the financial statements, the Company has recorded an allowance for loan losses in the amount of $32.4 million as of December 31, 2022, representing management's estimate of the probable losses inherent in the loan portfolio as of that date. The allowance is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.

We determined that performing procedures relating to the Company's determination of its allowance for loan losses is a critical audit matter. The principal considerations for our determination are (i) the application of significant judgment and estimation on the part of management, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures and evaluating audit evidence obtained, and (ii) significant audit effort was necessary in evaluating management's methodology, significant assumptions and calculations.

How the Critical Audit Matter was addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to the Company's process for estimating the allowance covering the key assumptions and judgments of its estimation model. These procedures also included, among others, testing management's process for determining the qualitative reserve components and testing the completeness and accuracy of data utilized by management.

We have served as the Company's auditor since 2018.

/s/ Wolf & Company, P.C.
Auditor ID: 392
Boston, Massachusetts
March 9, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of BCB Bancorp, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited BCB Bancorp Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2022 and 2021 and for the years then ended and our report dated March 9, 2023 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Wolf & Company, P.C.
Auditor ID: 392
Boston, Massachusetts
March 9, 2023

BCB Bancorp, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

	December 31,	
	2022	2021
	(In Thousands, Except Share and Per Share Data)	
ASSETS		
Cash and amounts due from depository institutions	$ **11,520**	$ 9,606
Interest-earning deposits	**217,839**	402,023
Total cash and cash equivalents	**229,359**	411,629
Interest-earning time deposits	**735**	735
Debt securities available for sale	**91,715**	85,186
Equity investments	**17,686**	25,187
Loans held for sale	**658**	952
Loans receivable, net of allowance for loan losses of $32,373 and $37,119, respectively	**3,045,331**	2,304,942
Federal Home Loan Bank of New York stock, at cost	**20,113**	6,084
Premises and equipment, net	**10,508**	12,237
Accrued interest receivable	**13,455**	9,183
Other real estate owned	**75**	75
Deferred income taxes	**16,462**	12,959
Goodwill and other intangibles	**5,382**	5,431
Operating lease right-of-use assets	**13,520**	12,457
Bank-owned Life Insurance ("BOLI")	**71,656**	72,485
Other assets	**9,538**	7,986
Total Assets	$ **3,546,193**	$ 2,967,528
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Non-interest-bearing deposits	$ **613,910**	$ 588,207
Interest bearing deposits	**2,197,697**	1,973,195
Total deposits	**2,811,607**	2,561,402
FHLB Advances	**382,261**	71,711
Subordinated debentures	**37,508**	37,275
Operating lease liability	**13,859**	12,752
Other liabilities	**9,704**	10,364
Total Liabilities	**3,254,939**	2,693,504
STOCKHOLDERS' EQUITY		
Preferred stock: $0.01 par value, 10,000,000 shares authorized; issued and outstanding 2,123 shares of Series H 3.5% and Series I 3.0%, (liquidation value $10,000 per share) noncumulative perpetual preferred stock at December 31, 2022 and 2,916 shares of Series D 4.5%, Series G 6%, Series H 3.5% and Series I 3% (liquidation value $10,000 per share) noncumulative perpetual preferred stock at December 31, 2021	**-**	-
Additional paid-in capital preferred stock	**21,003**	28,923
Common stock: no par value; 40,000,000 shares authorized, issued 19,898,197 and 19,708,375 at December 31, 2022 and December 31, 2021 respectively, outstanding 16,930,979 shares and 16,940,133 shares, at December 31, 2022 and December 31, 2021 respectively	**-**	-
Additional paid-in capital common stock	**196,164**	193,927
Retained earnings	**115,109**	81,171
Accumulated other comprehensive income (loss)	**(6,491)**	1,128
Treasury stock, at cost, 2,967,218 and 2,768,242 shares at December 31, 2022 and December 31, 2021 respectively	**(34,531)**	(31,125)
Total Stockholders' Equity	**291,254**	274,024
Total Liabilities and Stockholders' Equity	$ **3,546,193**	$ 2,967,528

See accompanying notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries
Consolidated Statements of Operations

	Years Ended December 31,		
	2022		2021
	(In Thousands, Except for Per Share Data)		
Interest and dividend income:			
Loans, including fees	$ **123,577**	$	107,660
Mortgage-backed securities	**564**		680
Other investment securities	**4,167**		3,274
FHLB stock dividends and other interest earning assets	**3,133**		959
Total interest and dividend income	**131,441**		112,573
Interest expense:			
Deposits:			
Demand	**5,283**		4,335
Savings and club	**449**		505
Certificates of deposit	**6,889**		6,160
	12,621		11,000
Borrowings	**4,875**		4,180
Total interest expense	**17,496**		15,180
Net interest income	**113,945**		97,393
(Credit) provision for loan losses	**(3,075)**		3,855
Net interest income after (credit) provision for loan losses	**117,020**		93,538
Non-interest income:			
Fees and service charges	**4,816**		3,972
BOLI income	**2,671**		2,952
Gain on sales of loans	**129**		667
(Loss) gain on sale of impaired loans held in portfolio	**-**		(64)
Gain (loss) on sales of other real estate owned	**-**		11
Gain on sale of premises	**-**		371
Realized and unrealized (loss) gain on equity investments	**(6,269)**		147
Other	**248**		639
Total non-interest income	**1,595**		8,695
Non-interest expense:			
Salaries and employee benefits	**28,021**		26,410
Occupancy and equipment	**10,627**		11,360
Data processing service fees	**6,033**		6,024
Professional fees	**3,766**		1,919
Director fees	**1,253**		1,043
Regulatory assessments	**1,243**		1,310
Advertising and promotional	**941**		554
Other real estate owned, net	**10**		35
Loss from extinguishment of debt	**-**		1,597
Other	**3,611**		3,723
Total non-interest expense	**55,505**		53,975
Income before income tax provision	**63,110**		48,258
Income tax provision	**17,531**		14,018
Net Income	$ **45,579**	$	34,240
Preferred stock dividends	**796**		1,160
Net Income available to common stockholders	$ **44,783**	$	33,080
Net Income per common share-basic and diluted			
Basic	$ **2.64**	$	1.94
Diluted	$ **2.58**	$	1.92
Weighted average number of common shares outstanding			
Basic	**16,969**		17,063
Diluted	**17,349**		17,239

See accompanying notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Years Ended December 31,	
	2022	2021
	(In Thousands)	
Net Income	**$ 45,579**	$ 34,240
Other comprehensive income (loss), net of tax:		
Unrealized losses on available-for-sale securities:		
Unrealized holding losses arising during the period	**(10,327)**	(242)
Reclassification adjustment for gains realized in income	**-**	-
Net unrealized losses	**(10,327)**	(242)
Tax effects	**2,560**	60
Net-of-tax amount	**(7,767)**	(182)
Benefit Plans:		
Actuarial gain	**212**	2,165
Income tax expense	**(64)**	(650)
Other comprehensive income on benefit plans	**148**	1,515
Total other comprehensive (loss) income	**(7,619)**	1,333
Comprehensive income	**$ 37,960**	$ 35,573

See accompanying notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

	Preferred Stock	Common Stock	Additional Paid In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
			(In Thousands, Except Per Share Data)				
Balance at December 31, 2020	$ -	$ -	$ 217,999	$ 58,335	$ (26,918)	$ (205)	$ 249,211
Net income	-	-	-	34,240	-	-	34,240
Other comprehensive income	-	-	-	-	-	1,333	1,333
Issuance of Series I Preferred Stock	-	-	3,200	-	-	-	3,200
Exercise of Stock Options (39,291 shares)	-	-	287	-	-	-	287
Stock-based compensation expense	-	-	417	-	-	-	417
Dividends payable on Series D 4.5%, Series G 6%, Series H 3.5% and Series I 3.0% noncumulative perpetual preferred stock	-	-	-	(1,160)	-	-	(1,160)
Cash dividends on common stock ($0.14 per share declared for the first two quarters ended June 30, 2021, and $0.16 per share for the last two quarters ended December 31, 2021).	-	-	-	(9,775)	-	-	(9,775)
Dividend Reinvestment Plan	-	-	469	(469)	-	-	-
Stock Purchase Plan	-	-	478	-	-	-	478
Treasury Stock Purchases (301,024 shares)	-	-	-	-	(4,207)	-	(4,207)
Balance at December 31, 2021	$ -	$ -	$ 222,850	$ 81,171	$ (31,125)	$ 1,128	$ 274,024
Net income	-	-	-	45,579	-	-	45,579
Other comprehensive income	-	-	-	-	-	(7,619)	(7,619)
Redemption of Series D and G Preferred Stock	-	-	(14,730)	-	-	-	(14,730)
Issuance of Series I Preferred Stock	-	-	6,810	-	-	-	6,810
Exercise of Stock Options (72,846 shares)	-	-	220	-	-	-	220
Stock-based compensation expense	-	-	1,132	-	-	-	1,132
Dividends payable on Series D 4.5%, Series G 6%, Series H 3.5%, and Series I 3% noncumulative perpetual preferred stock	-	-	-	(796)	-	-	(796)
Cash dividends on common stock ($0.16 per share declared)	-	-	-	(10,379)	-	-	(10,379)
Dividend Reinvestment Plan	-	-	466	(466)	-	-	-
Stock Purchase Plan	-	-	419	-	-	-	419
Treasury Stock Purchases (198,976 shares)	-	-	-	-	(3,406)	-	(3,406)
Ending balance at December 31, 2022	$ -	$ -	$ 217,167	$ 115,109	$ (34,531)	$ (6,491)	$ 291,254

See accompanying notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,	
	2022	2021
Cash flows from Operating Activities:	**(In Thousands)**	
Net income	$ **45,579**	$ 34,240
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of premises and equipment	**2,246**	2,989
Amortization and accretion, net	**(1,607)**	(767)
(Credit) provision for loan losses	**(3,075)**	3,855
Deferred income tax benefit	**(1,007)**	(975)
Loans originated for sale	**(6,608)**	(26,159)
Proceeds from sale of loans	**7,031**	29,404
Gains on sales of loans	**(129)**	(667)
Fair value adjustment of OREO	**-**	6
Gain on sales of premises	**-**	(371)
Realized and unrealized loss (gain) on equity investments	**6,269**	(147)
(Gain) loss from sales of other real estate owned	**-**	(11)
Loss (gain) on sale of impaired loans	**-**	64
Increase in cash surrender value of BOLI	**(2,671)**	(2,952)
Stock-based compensation expense	**1,132**	417
(Increase) decrease in accrued interest receivable	**(4,272)**	3,741
(Increase) decrease in other assets	**(1,552)**	1,025
Increase (decrease) in accrued interest payable	**2,022**	(412)
(Decrease) increase in other liabilities	**(2,469)**	2,613
Net Cash Provided by Operating Activities	**40,889**	45,893
Cash flows from Investing Activities:		
Proceeds from repayments, calls, and maturities on securities	**10,102**	32,597
Purchases of securities	**(27,468)**	(26,141)
Proceeds from sales of securities	**1,232**	-
Proceeds from sales of premises	**-**	742
Purchase of BOLI	**-**	(8,500)
Proceeds from BOLI	**3,500**	-
Proceeds from sales of other real estate owned	**-**	425
Proceeds from bulk sale of impaired loans held in portfolio	**-**	3,442
Net increase in loans receivable	**(734,321)**	(15,148)
Additions to premises and equipment	**(518)**	(325)
(Purchase) sale of Federal Home Loan Bank of New York stock	**(14,029)**	5,240
Net Cash Used In Investing Activities	**(761,502)**	(7,668)
Cash flows from Financing Activities:		
Net increase (decrease) in deposits	**250,205**	243,352
Proceeds from Federal Home Loan Bank of New York Long Term Advances	**150,000**	10,000
Repayments Federal Home Loan Bank of New York Long Term Advances	**-**	(130,000)
Net proceeds from Federal Home Loan Bank of New York Short Term Advances	**160,000**	-
Purchase of treasury stock	**(3,406)**	(4,207)
Cash dividends paid on common stock	**(10,379)**	(9,775)
Cash dividends paid on preferred stock	**(796)**	(1,160)
Net proceeds from issuance of common stock	**419**	478
Net proceeds from issuance of preferred stock	**6,810**	3,200
Payments for redemption of preferred stock	**(14,730)**	-
Exercise of stock options	**220**	287
Net Cash Provided by (Used In) Financing Activities	**538,343**	112,175
Net Increase (Decrease) in Cash and Cash Equivalents	**(182,270)**	150,400
Cash and Cash Equivalents-Beginning	**411,629**	261,229
Cash and Cash Equivalents-Ending	$ **229,359**	$ 411,629

BCB Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

		Years Ended December 31,		
		2022		2021
		(In Thousands)		
Supplementary Cash Flow Information				
Cash paid during the year for:				
Income taxes	$	**18,804**	$	12,020
Interest	$	**15,475**	$	15,592
Non-cash items:				
Transfer of loans to other real estate owned	$	**-**	$	81

See accompanying notes to consolidated financial statements.

Note 1 - Organization

BCB Bancorp, Inc. (the "Company") is incorporated in the State of New Jersey and is a bank holding company. The common stock of the Company is listed on the NASDAQ Global Market and trades under the symbol "BCBP".

The Company's primary business is the ownership and operation of BCB Community Bank (the "Bank"). The Bank is a New Jersey commercial bank which, as of December 31, 2022, operated at 27 locations in Bayonne, Edison, Fairfield, Hoboken, Holmdel, Jersey City, Lyndhurst, Maplewood, Monroe Township, Newark, Parsippany, Plainsboro, South Orange, River Edge, Rutherford, Union, and Woodbridge New Jersey, as well as Staten Island and Hicksville, New York and is subject to regulation, supervision, and examination by the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation. The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowed funds, to invest in securities and to make loans collateralized by residential and commercial real estate and, to a lesser extent, business and consumer loans. BCB Holding Company Investment Corp. (the "New Jersey Investment Company") was organized in January 2005 under New Jersey law as a New Jersey investment company primarily to hold investment and mortgage-backed securities. As a part of the merger with IA Bancorp, Inc., the Company acquired Special Asset REO 1, LLC and Special Asset REO 2, LLC, both of which were inactive at December 31, 2022.

Note 2 - Summary of Significant Accounting Policies

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements which include the accounts of the Company and its wholly-owned subsidiaries, the Bank, the New Jersey Investment Company, Special Asset REO 1, LLC, and Special Asset REO 2, LLC have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the years then ended. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the identification of other-than-temporary impairment of securities, a determination as to possible impairment of goodwill. Management believes that the allowance for loan losses is adequate and no securities in unrealized loss positions are other-than-temporarily impaired. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. Management's assessment regarding impairment of securities is based on future projections of cash flow which are subject to change. Management performed a qualitative assessment of goodwill and determined there was no impairment as of December 31, 2022.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

In preparing these consolidated financial statements, the Company evaluated the events that occurred between December 31, 2022 and the date these consolidated financial statements were issued.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-earning deposits in other banks having original maturities of three months or less.

Note 2 - Summary of Significant Accounting Policies (continued)

Debt Securities

Investments in debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt securities that are bought and held principally for the purpose of selling them in the near-term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt securities not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities ("AFS") and reported at fair value, with unrealized holding gains or losses, net of applicable deferred income taxes, reported in the accumulated other comprehensive income (loss) component of stockholders' equity. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are "temporary" or "other-than-temporary" in accordance with Accounting Standards Codification ("ASC") Topic 320, *Investments – Debt Securities.* Accordingly, temporary impairments are accounted for based upon the classification of the related securities as either available-for-sale or held-to-maturity. Temporary impairments on available-for sale-securities are recognized, on a tax-effected basis, through Other Comprehensive Income ("OCI") with offsetting entries adjusting the carrying value of the securities and the balance of deferred taxes. Information concerning the amount and duration of temporary impairments on both available-for-sale and held-to-maturity securities is disclosed in the notes to the consolidated financial statements.

Other-than-temporary impairments are accounted for based upon several considerations. First, impairments on debt securities that the Company has decided to sell as of the close of a fiscal period, or will, more likely than not, be required to sell, prior to the full recovery of fair value to a level equal to or exceeding amortized cost, are recognized in operations. If neither of these conditions regarding the likelihood of the sale of debt securities are applicable, then the other-than-temporary impairment is bifurcated into credit-related and noncredit-related components. A credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on a debt security fall below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit-related, other-than-temporary impairments are recognized in earnings and noncredit-related, other-than-temporary impairments are recognized, net of deferred taxes, in OCI.

Discounts on securities are amortized/accreted to maturity using the interest method. Premiums on securities are amortized to maturity or the earliest call date for callable securities using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, are recognized in the consolidated financial statements when earned.

Loans Held For Sale

Loans held for sale consist primarily of residential mortgage loans intended for sale and are carried at the lower of cost or estimated fair market value using the aggregate method. These loans are generally sold with servicing rights released. Gains and losses recognized on loan sales are based upon the cash proceeds received and the cost of the related loans sold.

Loans Receivable

Loans receivable are stated at unpaid principal balances, less net deferred loan origination fees and the allowance for loan losses. Loan origination fees and certain direct loan origination costs are deferred and amortized/accreted, as an adjustment of yield, over the contractual lives of the related loans.

Generally, the accrual of interest on loans that are contractually delinquent more than ninety days is discontinued and the related loans are placed on nonaccrual status. All payments received while in nonaccrual status, are applied to principal until the loan has performed as expected for a minimum of six (6) months or until the loan is determined to qualify for return to normal accruing status. Loans may be returned to accrual status when all the principal and interest contractually due are brought current and future payments are reasonably assured.

Acquired Loans

Loans that were acquired in acquisitions are recorded at fair value with no carryover of the related allowance for credit losses. Determining the fair value of the loans involves estimating the amount and timing of principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. The excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized into interest income over the remaining life of the loan.

Purchase Credit-Impaired ("PCI") loans are loans acquired at a discount, due in part to credit quality. PCI loans are accounted for in accordance with ASC Subtopic 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*, and are initially recorded at fair value. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable discount. The nonaccretable discount represents estimated future credit losses expected to be incurred over the life of the loan. Subsequent decreases to the expected cash flows require an evaluation to determine the need for an allowance for credit losses. Subsequent improvements in expected cash flows result in the reversal of a corresponding amount of the nonaccretable discount which is then reclassified as accretable discount that is recognized into interest income over the remaining life of the loan using the interest method. The evaluation of the amount of future cash flows that is expected to be collected is performed in a similar manner as that used to determine our allowance for credit losses. Charge-offs of the principal amount on acquired loans would be first applied to the nonaccretable discount portion of the fair value adjustment.

Concentration of Risk

Financial instruments which potentially subject the Company and its subsidiaries to concentrations of credit risk consist of cash and cash equivalents, investment and mortgage-backed securities and loans.

Cash and cash equivalents include amounts placed with highly rated financial institutions. Securities include securities backed by the U.S. Government and other highly rated instruments. The Bank's lending activity is primarily concentrated in loans collateralized by real estate in the State of New Jersey and the New York metropolitan area as a result, credit risk related to loans is broadly dependent on the real estate market and general economic conditions in the area.

Note 2 - Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses

The allowance for loan losses is increased through provisions charged to operations and by recoveries, if any, on previously charged-off loans and reduced by charge-offs on loans which are determined to be a loss in accordance with Bank policy.

The allowance for loan losses is maintained at a level considered adequate to absorb loan losses. Management, in determining the allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions. The Bank utilizes a two-tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potentially impaired loans. Such a system takes into consideration, but is not limited to, delinquency status, size of loans, types and value of collateral, and financial condition of the borrowers. Specific loan loss allowances are established for impaired loans based on a review of such information and/or appraisals of the underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions, and management's judgment. Although management believes that adequate specific and general allowances for loan losses are established, actual losses are dependent upon future events and, as such, further additions to the level of specific and general loan loss allowances may be necessary.

Impaired loans and performing troubled debt restructure loans ("TDRs") are analyzed on an individual basis for impairment and are measured based on the present value of expected cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated individually. The Bank does not aggregate such loans for evaluation purposes.

When a loan is classified as nonaccrual, interest accruals discontinue and generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal under the cost recovery method until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.

Premises and Equipment

Land is carried at cost. Buildings, building improvements, leasehold improvements and furniture, fixtures and equipment are carried at cost less accumulated depreciation and amortization. Significant renovations and additions are charged to the property and equipment account. Maintenance and repairs are charged to expense in the period incurred. Depreciation charges are computed on the straight-line method over the following estimated useful lives of each type of asset.

	Years
Buildings	40
Building improvements	7 - 40
Furniture, fixtures and equipment	5 - 7
Leasehold improvements	Shorter of useful life or term of lease

Federal Home Loan Bank of New York Stock

Federal law requires a member institution of the FHLB system to purchase and hold restricted stock of its district FHLB according to a predetermined formula. Such stock is carried at cost. The Company reviews for impairment based on the ultimate recoverability of the cost basis of the stock. No impairment charges were recorded related to the FHLB of New York stock during 2022 or 2021.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. At December 31, 2022, the Bank owned one property totaling $75,000. At December 31, 2021, the Bank owned one property totaling $75,000.

Interest Rate Risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to make loans primarily secured by real estate and to purchase securities. The potential for interest-rate risk exists as a result of the difference in duration of the Bank's interest-sensitive liabilities compared to its interest-sensitive assets. For this reason, management regularly monitors the maturity structure of the Bank's interest-earning assets and interest-bearing liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value Hierarchy

ASC Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Mortgage Servicing Rights

The Company recognizes as separate assets the rights to service mortgage loans. The right to service loans for others is generally obtained through the sale of loans with servicing retained. The initial asset recognized for originated mortgage servicing rights ("MSR") is measured at fair value. The estimated fair value of MSR is obtained through independent third-party valuations through an analysis of future cash flows, incorporating assumptions market participants would use in determining fair value including market discount rates, prepayment speeds, servicing income, servicing costs, default rates and other market driven data, including the market's perception of future interest rate movements. MSR are amortized in proportion to and over the period of estimated net servicing income. We apply the amortization method for measurements of our MSR. MSR are assessed for impairment based on fair value at each reporting date. MSR impairment, if any, is recognized in a valuation allowance through charges to earnings as a component of fees and service charges. Subsequent increases in the fair value of impaired MSR are recognized only up to the amount of the previously recognized valuation allowance. Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Bank-Owned Life Insurance

Bank-Owned Life Insurance policies are reflected on the consolidated statements of financial condition at cash surrender value. Changes in the net cash surrender value of the policies, as well as insurance proceeds received, are reflected in non-interest income on the consolidated statements of operations and are not subject to income taxes.

Goodwill and Other Intangible Assets

Goodwill resulting from a business combination is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired as of the acquisition date. Goodwill acquired in a business combination and determined to have an indefinite useful life is not amortized, but tested for impairment at least annually. The Company has selected October 31 as the date to perform the annual goodwill impairment test.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Income taxes are allocated to the Company and its subsidiaries based upon their respective income or loss included in the consolidated income tax return. Separate state income tax returns are filed by the Company and its subsidiaries.

Federal and state income tax expense has been provided on the basis of reported income. The amounts reflected on the tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted for as deferred taxes applicable to future periods. Deferred income tax expense or (benefit) is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not more likely than not to be realized.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements in accordance with ASC Topic 740, *Income Taxes*, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a likelihood of being realized on examination of more than 50 percent. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Under the "more likely than not" threshold guidelines, the Company believes no significant uncertain tax positions exist, either individually or in the aggregate, that would give rise to the non-recognition of an existing tax benefit. The Company recognizes interest and penalties on unrecognized tax benefits in income taxes expense in the Consolidated Statement of Operations. The Company did not recognize any interest and penalties for the years ended December 31, 2022 or 2021. The tax years subject to examination by the Federal taxing authority are the years ended December 31, 2021, 2020, and 2019. The tax years subject to examination by the State taxing authorities are the years ended December 31, 2021, 2020, 2019, and 2018. In 2022, the company received notice that it had been selected for audit by the State of New Jersey for the years ending December 31, 2020, 2019, and 2018. The audit was completed in 2022 and resulted in a nominal audit adjustment. In 2022, the Company received notice that it had been selected for an audit by the City of New York for the years ending December 31, 2020, 2019, 2018, and 2017. The audit was completed in 2022 and resulted in a nominal audit adjustment.

Note 2 – Summary of Significant Accounting Policies (continued)

Net Income per Common Share

Basic net income per common share is computed by dividing net income less dividends on preferred stock by the weighted average number of shares of common stock outstanding. The diluted net income per common share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effects of outstanding stock options, if dilutive, using the treasury stock method. Dilution is not applicable in periods of net loss. For the years ended December 31, 2022 and 2021, the difference in the weighted average number of basic and diluted common shares was due solely to the effects of outstanding stock options. No adjustments to net income were necessary in calculating basic and diluted net income per share. For the year ended December 31, 2022, the Company had 0 shares considered to be anti-dilutive. For the year ended December 31, 2021, the Company had 3,588 shares considered to be anti-dilutive.

| | For the Year Ended December 31, | | | | | |
| | 2022 | | | 2021 | | |
	Net Income (Numerator)	Shares (Denominator)	Per Share Amount	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In Thousands, Except per share data)					
Net income	$ 45,579			$ 34,240		
Basic earnings per share-						
Income available to						
Common stockholders	$ 44,783	16,969	$ 2.64	$ 33,080	17,063	$ 1.94
Effect of dilutive securities:						
Stock options		380			176	
Diluted earnings per share-						
Income available to						
Common stockholders	$ 44,783	17,349	$ 2.58	$ 33,080	17,239	$ 1.92

Stock-Based Compensation Plans

The Company, under plans approved by its stockholders in 2018 and 2011, has granted stock options to employees and outside directors. See Note 12 for additional information as to option grants. Compensation expense recognized for option grants is net of estimated forfeitures and is recognized over the awards' respective requisite service periods. The fair values relating to options granted are estimated using a Black-Scholes option pricing model. Expected volatilities are based on historical volatility of the Company's stock and other factors, such as implied market volatility using the respective options' expected term. The Company used the mid-point of the original vesting period and original option life to estimate the options' expected term, which represents the period of time that the options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company recognizes compensation expense for the fair values of option awards, which have graded vesting, on a straight-line basis.

Benefit Plans

The Company acquired, through the merger with Pamrapo Bancorp, Inc., a non-contributory defined benefit pension plan covering all eligible employees of Pamrapo Savings Bank. Effective January 1, 2010, the defined benefit pension plan (the "Pension Plan"), was frozen by Pamrapo Savings Bank. All benefits for eligible participants accrued in the Pension Plan to January 1, 2010 have been retained. The benefits are based on years of service and employee's compensation. The Pension Plan is funded in conformity with funding requirements of applicable government regulations. Prior service costs for the Pension Plan generally are amortized over the estimated remaining service periods of employees.

The Bank entered into a Supplemental Executive Retirement Agreement (the "SERP Agreement") with its Chief Executive Officer ("the CEO") in December 2021. Upon the CEO's retirement, the Bank will provide for a monthly retirement payment for his lifetime. The SERP Agreement provides that a retirement benefit is payable upon his attaining age sixty-five (65) while in service to the Bank and a lesser benefit is payable upon early retirement. The SERP Agreement provides the CEO with supplemental retirement income payable in the form of a life annuity. Upon the Executive's separation from service after reaching normal retirement age (age 65), for any reason other than death, benefit payments will commence on the first day of the second month following CEO's separation from service, payable monthly and continuing for the CEO's lifetime. The monthly benefit payment will be $10,000. The amount charged to expense follows the vesting schedule in the SERP Agreement and was $328,000 in 2022.

Comprehensive Income (Loss)

The Company records unrealized gains and losses, net of deferred income taxes, on securities available-for-sale in accumulated other comprehensive income (loss). Realized gains and losses, if any, are reclassified to non-interest income upon sale of the related securities or upon the recognition of an impairment loss. Accumulated other comprehensive income (loss) also includes benefit plan amounts recognized in accordance with ASC 715, *Compensation-Retirement Benefits*, which reflect, net of tax, the unrecognized gains (losses) on the benefit plans.

Note 2 – Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In December 2022, the financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848.* The amendments n this ASU defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The ASU is effective upon issuance. The FASB had previously issued 2020-04 - *Facilitation of the Effects of Reference Rate Reform on Financial Reporting* and related amendments in 2020 to ease the potential burden in accounting for reference rate reform. The amendments in ASU 2020-04 were elective and applied to all entities that have contracts, hedging relationships, and other transactions that reference the London Inter-bank Offer Rate ("LIBOR") or another reference rate expected to be discontinued due to reference rate reform. The Company does not anticipate the adoption of the new ASU will not have an impact on the Company's consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures.* The amendments in this update eliminate the existing accounting guidance for troubled debt restructures ("TDRs") by creditors in *Subtopic 310-40, Receivables - Troubled Debt Restructurings by Creditor*s and instead requires that an entity evaluate whether a modification represents a new loan or a continuation of an existing loan. The amendments also enhance disclosure requirements for certain loan refinancing and restructuring by creditors when a borrower is experiencing financial difficulty. All amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect that the adoption of this standard will have a material effect on the Company's financial statements

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, *Financial Instruments - Credit Losses* ASU 2016-13, and related guidance, requires entities to report "expected" credit losses on financial instruments and other commitments to extend credit rather than the current "incurred loss" model. These expected credit losses for financial assets held at the reporting date are to be based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU will also require enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the consolidated financial statements.

The amendments are effective for the Company in 2023. The Company engaged a third-party vendor to assist in the development of a CECL model that would be used in the calculation of the allowance for loan and lease losses. The Company also engaged a third-party vendor to perform validation of our model.

There are a number of key factors and assumptions that are involved in the Company's CECL methodology. The following are some of the factors:

- methods based on probability of default and loss given default which are modeled based on macroeconomic scenarios;
- a reasonable and supportable forecast period determined based on management's current review of macroeconomic environment;
- a reversion period after the reasonable and supportable forecast period;
- estimated prepayment rates based on the Company's historical experience and future macroeconomic environment; and
- incorporation of qualitative factors not captured within the modeled results.

The adoption of ASU 2016-13 will result in an allowance for credit losses amount at January 1, 2023. The impact upon adoption will be reflected as a cumulative effect adjustment to retained earnings, net of taxes. The Company is currently finalizing the execution of its implementation controls and concluding the model validation process. The Company does not expect the cumulative-effect adjustment to retained earnings for the change in the allowance for credit losses upon adoption to have a material impact on regulatory capital and ratios (unaudited).

Note 3 - Related Party Transactions

The Bank leases a property from New Bay, LLC. ("New Bay"), a limited liability company 100 percent owned by a majority of the Directors of the Bank and the Company. In conjunction with the lease, New Bay substantially removed the pre-existing structure on the site and constructed a new building suitable to the Bank for its banking operations. Under the terms of the lease, the cost of this project was reimbursed to New Bay by the Bank. The amount reimbursed, which occurred during the year 2000, was $943,000, and is included in property and equipment under the caption "Building and improvements" (see Note 6). On May 1, 2006, the Bank renegotiated the lease to a twenty-five-year term. The Bank paid New Bay $165,000 a year ($13,750 per month) which is included in the Consolidated Statements of Operations for 2022 and 2021, within occupancy expense. The rent is to be adjusted every five years thereafter at the fair market rental value. The Bank expects to pay $165,000 in rental expense for the year 2023.

On March 6, 2014, the Bank entered into a ten-year lease of property in Rutherford, New Jersey with 190 Park Avenue, LLC, which is owned by two Directors of the Bank and the Company. The rent is $7,588 per month and lease payments of $102,053 and $99,482 were made in years 2022 and 2021, which is reflected in the Consolidated Statement of Operations within occupancy expense. The Bank expects to pay $102,883 in rental expense for the year 2023.

On August 3, 2018, the Bank entered in to a ten-year lease of property in River Edge, New Jersey with 876 Kinderkamack, LLC, which is owned by a majority of the directors of the Bank and the Company. The rent is $8,000 per month and lease payments of $96,000 and $96,000 were made in the years 2022 and 2021, which is reflected in the Consolidated Statements of Operations within occupancy expense. The Bank expects to pay $96,000 in rental expense for the year 2023.

On April 2, 2021, the Bank renewed a five-year lease of property in Lyndhurst, New Jersey with 734 Ridge Realty, LLC, which is owned by seven Directors of the Bank and the Company. The rent is $7,718 per month and lease payments of $92,610 and $90,773 were made in years 2022 and 2021, which is reflected in the Consolidated Statement of Operations within occupancy expense. The Bank expects to pay $92,610 in rental expense for the year 2023.

During the years ended December 31, 2022 and 2021, legal fees were paid to a law firm owned by a Director of the Bank and the Company totaling $75,000 and $0, respectively.

Note 4- Securities

Equity Securities

Equity securities are reported at fair value on the Company's Consolidated Statements of Financial Condition. The Company's portfolio of equity securities had an estimated fair value of $17.7 million and $25.2 million as of December 31, 2022 and December 31, 2021, respectively. Included in this category are equity holdings of financial institutions. Equity securities are defined to include (a) preferred, common and other ownership interests in entities including partnerships, joint ventures and limited liability companies and (b) rights to acquire or dispose of ownership interest in entities at fixed or determinable prices.

Note 4- Securities (continued)

Equity securities are generally required to be measured at fair value with market value adjustments being reflected in net income.

The following table presents the disaggregated net losses on equity securities reported in the Consolidated Statements of Operations (In Thousands):

	For the Twelve Months Ended December 31, 2022		For the Twelve Months Ended December 31, 2021	
Net gains (losses) recognized during the period on equity securities	$	(6,269)	$	147
Less: Net gains (losses) recognized during the period on equity securities sold during the period		(59)		-
Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting date	$	(6,210)	$	147

Debt Securities Available for Sale

The following table sets forth information regarding the amortized cost, estimated fair values, and unrealized gains and losses for the Bank's debt securities portfolio at December 31, 2022 by final contractual maturity. The following table does not take into consideration the effects of scheduled repayments or the effects of possible prepayments. Certain securities have interest rates that are adjustable and will reprice annually within the various maturity ranges. The effect of these repricings are not reflected in the table below.

	December 31, 2022							
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
	(In Thousands)							
Residential Mortgage-backed securities:								
More than five to ten years	$	5,445	$	-	$	350	$	5,095
More than ten years		23,210		-		3,435		19,775
Sub-total:		28,655		-		3,785		24,870
Corporate Debt Securities:								
Due within one year		7,321				91		7,230
More than five to ten years		59,629		-		4,005		55,624
Sub-total:		66,950		-		4,096		62,854
Municipal obligations:								
Due after ten years		3,997		-		6		3,991
Sub-total:		3,997		-		6		3,991
Total Debt Securities Available-for-Sale	$	99,602	$	-	$	7,887	$	91,715

	December 31, 2021							
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
	(In Thousands)							
Residential Mortgage-backed securities								
Due within one year	$	2,952	$	-	$	114	$	2,838
More than one to five years		53		-		-		53
More than five to ten years		6,317		165		27		6,455
More than ten years		21,555		298		287		21,566
Sub-total:		30,877		463		428		30,912
Corporate Debt Securities:								
More than five to ten years		47,765		2,465		159		50,071
Sub-total:		47,765		2,465		159		50,071
Municipal obligations:								
Due after ten years		4,104		99		-		4,203
Sub-total:		4,104		99		-		4,203
Total Debt Securities Available-for-Sale	$	82,746	$	3,027	$	587	$	85,186

Note 4- Securities (continued)

The unrealized losses, categorized by the length of time of continuous loss position, and fair value of related securities available for sale were as follows:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)			
December 31, 2022						
Residential mortgage-backed securities	$ 17,362	$ 2,022	$ 7,508	$ 1,763	$ 24,870	$ 3,785
Corporate Debt Securities	51,607	3,199	9,948	897	61,555	4,096
Muni Bond	3,991	6			3,991	6
	$ 72,960	$ 5,227	$ 17,456	$ 2,660	$ 90,416	$ 7,887
December 31, 2021						
Residential mortgage-backed securities	$ 7,801	$ 159	$ 4,681	$ 269	$ 12,482	$ 428
Corporate Debt Securities	12,324	159	-	-	12,324	159
	$ 20,125	$ 318	$ 4,681	$ 269	$ 24,806	$ 587

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) whether the Company intends to sell the security or more likely than not will be required to sell the security before its anticipated recovery. At December 31, 2022 and 2021, management performed an assessment for possible OTTI of the Company's residential mortgage-backed securities, corporate debt securities, and municipal obligations relying on information obtained from various sources, including publicly available financial data, ratings by external agencies, brokers and other sources. The extent of individual analysis applied to each security depended on the size of the Company's investment, as well as management's perception of the credit risk associated with each security. Based on the results of the assessment, management believes impairment of these securities, at December 31, 2022 and 2021 to be temporary.

Note 5 - Loans Receivable and Allowance for Loan Losses

The following table presents the recorded investment in loans receivable at December 31, 2022 and December 31, 2021 by segment and class:

	December 31, 2022	December 31, 2021
	(In Thousands)	
Loans:		
Residential one-to-four family	$ 250,123	$ 224,534
Commercial and multi-family	2,345,229	1,720,174
Construction	144,931	153,904
Commercial business[1]	282,007	191,139
Home equity[2]	56,888	50,469
Consumer	3,240	3,717
Total Loans	3,082,418	2,343,937
Less:		
Deferred loan fees, net	(4,714)	(1,876)
Allowance for loan losses	(32,373)	(37,119)
	(37,087)	(38,995)
Total Loans, net	$ 3,045,331	$ 2,304,942

_____
(1) Includes business lines of credit.
(2) Includes home equity lines of credit.

The Company occasionally transfers a portion of its originated commercial loans to participating lending partners. The amounts transferred have been accounted for as sales and are therefore not included in the Company's accompanying consolidated Statements of Financial Condition. The Company and its lending partners share proportionally in any gains or losses that may result from a borrower's lack of compliance with contractual terms of the loan. The Company continues to service the loans, collects cash payments from the borrowers, remits payments (net of servicing fees), and disburses required escrow funds to relevant parties.

Note 5 - Loans Receivable and Allowance for Loan Losses (continued)

At December 31, 2022 and 2021, loans serviced by the Bank for the benefit of others totaled approximately $159.3 million and $196.3 million, respectively.

Acquired Loans

The difference between the undiscounted cash flows expected at acquisition and the investment in the acquired loans, or the "accretable yield," is recognized as interest income utilizing the level-yield method over the life of each loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the "non- accretable difference," are not recognized as a yield adjustment, as a loss accrual or as a valuation allowance. Under ASC Subtopic 310-30, these PCI loans may be aggregated and accounted for as pools of loans if the loans being aggregated have common risk characteristics. The Company elected to account for the loans with evidence of credit deterioration individually rather than aggregate them into pools.

Increases in expected cash flows subsequent to the acquisition are recognized prospectively through an adjustment of the yield on the loans over the remaining life, while decreases in expected cash flows are recognized as impairments through a loss provision and an increase in the allowance for loan losses. Valuation allowances (recognized in the allowance for loan losses) on these impaired loans reflect only losses incurred after the acquisition (representing all cash flows that were expected at acquisition but currently are not expected to be received).

The following table presents the unpaid principal balance and the related recorded investment of all acquired loans included in the Company's Consolidated Statements of Financial Condition.

	December 31,	
	2022	2021
	(In Thousands)	
Unpaid principal balance	$ **114,053**	$ 140,969
Recorded investment	**101,430**	122,533

The accretable discount on loans acquired with deteriorated credit quality was not material.

Related-Party Loans

The Bank grants loans to its officers and directors and to their associates. The activity with respect to loans to directors, officers and associates of such persons, is as follows:

	Years Ended December 31,	
	2022	2021
	(In Thousands)	
Balance – beginning	$ **31,696**	$ 29,159
Loans originated	**-**	14,875
Collections of principal	**(5,431)**	(12,338)
Balance - ending	$ **26,265**	$ 31,696

Allowance for Loan Losses

The allowance for loan loss is evaluated regularly by management and reflects consideration of all significant factors that affect the collectability of the loan portfolio. The Company's methodology for assessing the adequacy of the allowance for loan losses consists of several key elements. These elements include a general allocated reserve for performing loans, a specific reserve for impaired loans and an unallocated portion.

The Company consistently applies the following comprehensive methodology. During the quarterly review of the allowance for loan losses, the Company considers a variety of qualitative factors that include:

- Lending Policies and Procedures;
- Personnel responsible for the particular portfolio - relative to experience and ability of staff;
- Trend for past due, criticized and classified loans;
- Relevant economic factors;
- Quality of the loan review system;
- Value of collateral for collateral dependent loans;
- The effect of any concentrations of credit and the changes in the level of such concentrations; and
- Other external factors.

The methodology includes the segregation of the loan portfolio into two divisions: performing loans and loans determined to be impaired. Loans which are performing are evaluated homogeneously by loan class or loan type. The allowance for performing loans is evaluated based on historical loan loss experience with an adjustment for the qualitative factors listed above. Impaired loans can be loans which are more than 90 days delinquent, troubled debt restructured, in the process of foreclosure, or a forced bankruptcy plan. These loans are individually evaluated for loan loss either by current appraisal, or net present value of expected cash flows. Management reviews the overall estimate for feasibility and bases the loan loss provision accordingly. During 2022 and 2021, additional stress tests were performed to model a potential collateral deficiency on those loans that are in sectors that have demonstrated a weakness in the current COVID environment.

The Bank also maintains an unallocated allowance to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio. Management must make estimates using assumptions and information that is often subjective and subject to change.

Note 5 - Loans Receivable and Allowance for Loan Losses (continued)

The loan portfolio is segmented into the following loan segments, where the risk level for each class is analyzed when determining the allowance for loan losses:

Residential one-to-four family real estate loans involve certain risks such as interest rate risk and risk of non-repayment. Adjustable-rate residential real estate loans decrease the interest rate risk to the Bank that is associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying properties may be adversely affected by higher interest rates. Repayment risk may be affected by a number of factors including, but not necessarily limited to, job loss, divorce, illness and personal bankruptcy of the borrower.

Commercial and multi-family real estate lending entails additional risks as compared with residential family property lending. Such loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience on such loans is typically dependent on the successful operation of the real estate project. The success of such projects is sensitive to changes in supply and demand conditions in the market for commercial real estate as well as economic conditions generally.

Construction lending is generally considered to involve a high risk due to the concentration of principal in a limited number of loans and borrowers and the effects of the general economic conditions on developers and builders. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost (including interest) of the project. The nature of these loans is such that they are generally difficult to evaluate and monitor. In addition, speculative construction loans to a builder are not necessarily pre-sold and thus pose a greater potential risk to the Bank than construction loans to individuals on their personal residence.

Commercial business lending, including lines of credit, is generally considered higher risk due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on the business. Commercial business loans are primarily secured by inventories and other business assets. In many cases, any repossessed collateral for a defaulted commercial business loans will not provide an adequate source of repayment of the outstanding loan balance.

Home equity lending entails certain risks such as interest rate risk and risk of non-repayment. The marketability of the underlying property may be adversely affected by higher interest rates, decreasing the collateral value securing the loan. Repayment risk can be affected by job loss, divorce, illness and personal bankruptcy of the borrower. Home equity line of credit lending entails securing an equity interest in the borrower's home. In many cases, the Bank's position in these loans is as a junior lien holder to another institution's superior lien. This type of lending is often priced on an adjustable rate basis with the rate set at or above a predefined index. Adjustable-rate loans decrease the interest rate risk to the Bank that is associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default.

Other consumer loans generally have more credit risk because of the type and nature of the collateral and, in certain cases, the absence of collateral. Consumer loans generally have shorter terms and higher interest rates than other lending. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. In many cases, any repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan.

Note 5- Loans Receivable and Allowance for Loan Losses (continued)

The following tables set forth the activity in the Bank's allowance for loan losses and recorded investment in loans receivable at December 31, 2022 and December 31, 2021. The table also details the amount of total loans receivable, that are evaluated individually, and collectively, for impairment, and the related portion of the allowance for loan losses that is allocated to each loan class (In Thousands):

	Residential	Commercial & Multi-family	Construction	Commercial Business (1)	Home Equity (2)	Consumer	Unallocated	Total
Allowance for credit losses:								
Beginning Balance, December 31, 2021 $	4,094 $	22,065 $	2,231 $	8,000 $	533 $	14 $	182 $	37,119
Charge-offs:	-	-	-	(2,095)	-	-	-	(2,095)
Recoveries:	23	-	-	191	12	198	-	424
Provision (credit):	(1,643)	(316)	(137)	(729)	(60)	(188)	(2)	(3,075)
Ending Balance, December 31, 2022 $	2,474 $	21,749 $	2,094 $	5,367 $	485 $	24 $	180 $	32,373
Ending Balance attributable to loans:								
Individually evaluated for impairment $	196 $	- $	518 $	2,066 $	4 $	- $	$	2,784
Collectively evaluated for impairment	2,278	21,749	1,576	3,301	481	24	180	29,589
Ending Balance, December 31, 2022 $	2,474 $	21,749 $	2,094 $	5,367 $	485 $	24 $	180 $	32,373
Loans Receivables:								
Individually evaluated for impairment $	5,147 $	15,397 $	3,180 $	3,821 $	727 $	- $	- $	28,272
Collectively evaluated for impairment	244,976	2,329,832	141,751	278,186	56,161	3,240	-	3,054,146
Total Gross Loans $	250,123 $	2,345,229 $	144,931 $	282,007 $	56,888 $	3,240 $	- $	3,082,418

_____

(1) Includes business lines of credit.
(2) Includes home equity lines of credit.

	Residential	Commercial & Multi-family	Construction	Commercial Business (1)	Home Equity (2)	Consumer	Unallocated	Total
Allowance for credit losses:								
Beginning Balance, December 31, 2020 $	3,293 $	21,772 $	1,977 $	6,306 $	286 $	- $	5 $	33,639
Charge-offs:	(69)	-	-	(205)	-	(198)	-	(472)
Recoveries:	27	-	-	3	67	-	-	97
Provision (credit):	843	293	254	1,896	180	212	177	3,855
Ending Balance, December 31, 2021 $	4,094 $	22,065 $	2,231 $	8,000 $	533 $	14 $	182 $	37,119
Ending Balance attributable to loans:								
Individually evaluated for impairment $	265 $	1,690 $	210 $	5,650 $	13 $	- $	- $	7,828
Collectively evaluated for impairment	3,829	20,375	2,021	2,350	520	14	182	29,291
Ending Balance, December 31, 2021 $	4,094 $	22,065 $	2,231 $	8,000 $	533 $	14 $	182 $	37,119
Loans Receivables:								
Individually evaluated for impairment $	4,961 $	31,745 $	2,847 $	8,746 $	1,083 $	- $	- $	49,382
Collectively evaluated for impairment	219,573	1,688,429	151,057	182,393	49,386	3,717	-	2,294,555
Total Gross Loans $	224,534 $	1,720,174 $	153,904 $	191,139 $	50,469 $	3,717 $	- $	2,343,937

_____

(1) Includes business lines of credit.
(2) Includes home equity lines of credit.

Note 5- Loans Receivable and Allowance for Loan Losses (continued)

The table below sets forth the amounts and types of non-accrual loans in the Bank's loan portfolio at December 31, 2022 and 2021, respectively. Loans are generally placed on non-accrual status when they become more than 90 days delinquent, or when the collection of principal and/or interest become doubtful.

As of December 31, 2022, non-accrual loans differed from the amount of total loans past due greater than 90 days due to troubled debt restructuring of loans, loans 90 days past due but still accruing interest, or loans that were previously 90 days past due both of which are maintained on non-accrual status for a minimum of six months until the borrower has demonstrated their ability to satisfy the terms of the loan.

	As of December 31, 2022 (In Thousands)	As of December 31, 2021 (In Thousands)
Non-Accruing Loans:		
Residential one-to-four family	$ 243	$ 282
Commercial and multi-family	346	8,601
Construction	3,180	2,847
Commercial business[1]	1,340	3,132
Home equity[2]	-	27
Total	$ 5,109	$ 14,889

_____
(1) Includes business lines of credit.
(2) Includes home equity lines of credit.

Had non-accrual loans been performing in accordance with their original terms, the interest income recognized for the years ended December 31, 2022 and 2021 would have been approximately $1.0 million and $1.3 million, respectively. Interest income recognized on loans returned to accrual was approximately $1.6 million and $1.2 million, respectively. The Bank is not committed to lend additional funds to the borrowers whose loans have been placed on a nonaccrual status. At December 31, 2022 and 2021, there were $0 and $3.1 million, respectively, of loans which were more than ninety days past due and still accruing interest.

Nonaccrual loans in the preceding table do not include loans acquired with deteriorated credit quality of $0 at December 31, 2022, and $668,000 at December 31, 2021, which were recorded at their fair value at acquisition.

The following table summarizes the recorded investment and unpaid principal balances of impaired loans for the years ended December 31, 2022 and December 31, 2021. (In Thousands):

	As of December 31, 2022			As of December 31, 2021		
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
Loans with no related allowance:						
Residential one-to-four family	$ 3,313	$ 3,472	$ -	$ 2,950	$ 3,300	$ -
Commercial and multi-family	15,397	16,355	-	20,915	22,100	-
Commercial business[1]	691	4,648	-	2,114	6,905	-
Home equity[2]	500	500	-	779	780	-
Total Impaired Loans with no related allowance recorded:	$ 19,901	$ 24,975	$ -	$ 26,758	$ 33,085	$ -
Loans with an allowance recorded:						
Residential one-to-four family	$ 1,834	$ 1,856	$ 196	$ 2,011	$ 2,032	$ 265
Commercial and Multi-family	-	-	-	10,830	14,494	1,690
Construction	3,180	3,180	518	2,847	2,847	210
Commercial business[1]	3,130	8,276	2,066	6,632	17,514	5,650
Home equity[2]	227	227	4	304	304	13
Total Impaired Loans with an allowance recorded:	$ 8,371	$ 13,539	$ 2,784	$ 22,624	$ 37,191	$ 7,828
Total Impaired Loans:	$ 28,272	$ 38,514	$ 2,784	$ 49,382	$ 70,276	$ 7,828

(1) Includes business lines of credit.
(2) Includes home equity lines of credit.

Note 5- Loans Receivable and Allowance for Loan Losses (continued)

The following table summarizes the average recorded investment and actual interest income recognized on impaired loans for the years ended December 31, 2022 and December 31, 2021 (In Thousands).

		Years Ended December 31,						
		2022		**2022**		2021		2021
		Average Recorded Investment		**Interest Income Recognized**		Average Recorded Investment		Interest Income Recognized
Loans with no related allowance recorded:								
Residential one-to-four family	$	**2,981**	$	**149**	$	2,968	$	145
Commercial and multi-family		**22,511**		**1,088**		28,189		1,073
Construction		**-**		**-**		697		36
Commercial business[1]		**1,250**		**73**		2,886		182
Home equity[2]		**540**		**24**		981		44
Total Impaired Loans with no allowance recorded:	$	**27,282**	$	**1,334**	$	35,721	$	1,480
Loans with an allowance recorded:								
Residential one-to-four family	$	**1,948**	$	**63**	$	2,230	$	231
Commercial and Multi-family		**2,841**		**266**		11,111		380
Construction		**3,041**		**41**		2,105		9
Commercial business[1]		**4,924**		**105**		7,949		164
Home equity[2]		**272**		**5**		352		2
Total Impaired Loans with an allowance recorded:	$	**13,026**	$	**480**	$	23,747	$	786
Total Impaired Loans:	$	**40,308**	$	**1,814**	$	59,468	$	2,266

_____
(1) Includes business lines of credit.
(2) Includes home equity lines of credit.

A troubled debt restructuring ("TDR") is a loan that has been modified whereby the Company has agreed to make certain concessions to a borrower to meet the needs of both the borrower and the Company to maximize the ultimate recovery of a loan. A TDR occurs when a borrower is experiencing, or is expected to experience, financial difficulties and the loan is modified using a concession that would otherwise not be granted to the borrower. All TDRs were considered impaired and therefore were individually evaluated for impairment in the calculation of the allowance for loan losses. Prior to their classification as TDRs, certain of these loans had been collectively evaluated for impairment in the calculation of the allowance for loan losses.

		At December 31, 2022		At December 31, 2021
		(In thousands)		
Recorded investment in TDRs:				
Accrual status	$	**10,636**	$	12,402
Non-accrual status		**399**		3,570
Total recorded investment in TDRs	$	**11,035**	$	15,972

The following tables summarize information with regard to troubled debt restructurings which occurred during the years ended December 31, 2022 and 2021 (Dollars in Thousands).

Year Ended December 31, 2022

	Number of Contracts	Pre-Modification Recorded Investments		Post-Modification Recorded Investments
Commercial and multi-family	1	115		115
Residential	1	169		180
Total	2	$ 284	$	295

Year Ended December 31, 2021	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
Residential one-to-four family	2	3,261	3,169
Commercial business[1]	2	130	120
Home equity[2]	1	96	95
Total	5	$ 3,487	$ 3,384

There were no troubled debt restructurings for which there was a payment default within twelve months of restructuring in 2022 or in 2021.

Note 5 - Loans Receivable and Allowance for Loan Losses (continued)

The loans included above are considered TDRs as a result of the Company implementing the following concessions: adjusting the interest rate to a below market rate and/or accepting interest only for a period of time or a change in amortization period.

The following table sets forth the delinquency status of total loans receivable at December 31, 2022:

	30-59 Days Past Due		60-90 Days Past Due		Greater Than 90 Days		Total Past Due		Current		Total Loans Receivable		Loans Receivable >90 Days and Accruing	
						(In Thousands)								
Residential one-to-four family	$	253	$	314	$	-	$	567	$	249,556	$	250,123	$	-
Commercial and multi-family		2,163		428		-		2,591		2,342,638		2,345,229		-
Construction		-		-		3,180		3,180		141,751		144,931		-
Commercial business[1]		190		1,115		1,086		2,391		279,616		282,007		-
Home equity[2]		699		-		-		699		56,189		56,888		-
Consumer		-		-		-		-		3,240		3,240		-
Total	$	**3,305**	$	**1,857**	$	**4,266**	$	**9,428**	$	**3,072,990**	$	**3,082,418**	$	**-**

_____
(1) Includes business lines of credit.
(2) Includes home equity lines of credit.

The following table sets forth the delinquency status of total loans receivable at December 31, 2021:

	30-59 Days Past Due		60-90 Days Past Due		Greater Than 90 Days		Total Past Due		Current		Total Loans Receivable		Loans Receivable >90 Days and Accruing	
						(In Thousands)								
Residential one-to-four family	$	1,063	$	-	$	86	$	1,149	$	223,385	$	224,534	$	-
Commercial and multi-family		1,181		-		5,167		6,348		1,713,826		1,720,174		-
Construction		2,899		-		2,847		5,746		148,158		153,904		-
Commercial business[1]		405		166		6,775		7,346		183,793		191,139		3,124
Home equity[2]		190		-		27		217		50,252		50,469		-
Consumer		-		-		-		-		3,717		3,717		-
Total	$	**5,738**	$	**166**	$	**14,902**	$	**20,806**	$	**2,323,131**	$	**2,343,937**	$	**3,124**

_____
(1) Includes business lines of credit.
(2) Includes home equity lines of credit.

Note 5 - Loans Receivable and Allowance for Loan Losses (continued)

Criticized and Classified Assets

The Company's policies provide for a classification system for problem assets. Under this classification system, problem assets are classified as "substandard," "doubtful," or "loss."

When the Company classifies problem assets, the Company may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. A portion of general loss allowances established to cover possible losses related to assets classified as substandard or doubtful may be included in determining our regulatory capital. Specific valuation allowances for loan losses generally do not qualify as regulatory capital. As of December 31, 2022, the Company had $17.8 million in assets classified as substandard, which were also classified as impaired. As of December 31, 2021, the Company had $39.2 million in assets classified as substandard, which were also classified as impaired. The loans classified as substandard represent primarily commercial loans secured either by residential real estate, commercial real estate or heavy equipment. The loans that have been classified substandard were classified as such primarily due to payment status, because updated financial information has not been timely provided, or the collateral underlying the loan is in the process of being revalued.

The Company's internal credit risk grades are based on the definitions currently utilized by the banking regulatory agencies. The grades assigned and definitions are as follows, and loans graded excellent, above average, good and watch list (risk ratings 1-5) are treated as "pass" for grading purposes. The "criticized" risk rating (6) and the "classified" risk ratings (7-9) are detailed below:

6 – Special Mention- Loans currently performing but with potential weaknesses including adverse trends in borrower's operations, credit quality, financial strength, or possible collateral deficiency.

7 – Substandard- Loans that are inadequately protected by current sound worth, paying capacity, and collateral support.   Loans on "nonaccrual" status. The loan needs special and corrective attention.

8 – Doubtful- Weaknesses in credit quality and collateral support make full collection improbable, but pending reasonable factors remain sufficient to defer the loss status.

9 – Loss- Continuance as a bankable asset is not warranted. However, this does not preclude future attempts at partial recovery.

Residential, home equity, and consumer loans are rated pass at origination with subsequent adjustments based on delinquency status.

The following table presents the loan portfolio types summarized by the aggregate pass rating and the classified ratings of special mention, substandard, doubtful, and loss within the Company's internal risk rating system as of December 31, 2022 and 2021. (In Thousands):

	Pass		Special Mention		Substandard		Doubtful		Loss		Total
December 31, 2022											
Residential one-to-four family	$	249,398	$	303	$	422	$	-	$	-	$	250,123
Commercial and multi-family		2,320,865		14,183		10,181		-		-		2,345,229
Construction		141,751		-		3,180		-		-		144,931
Commercial business[1]		273,770		4,416		3,821		-		-		282,007
Home equity[2]		56,676		-		212		-		-		56,888
Consumer		3,240		-		-		-		-		3,240
Total Gross Loans	$	3,045,700	$	18,902	$	17,816	$	-	$	-	$	3,082,418

(1) Includes business lines of credit.
(2) Includes home equity lines of credit.

	Pass		Special Mention		Substandard		Doubtful		Loss		Total
December 31, 2021											
Residential one-to-four family	$	223,660	$	505	$	369	$	-	$	-	$	224,534
Commercial and multi-family		1,647,701		45,087		27,386		-		-		1,720,174
Construction		151,057		-		2,847		-		-		153,904
Commercial business[1]		178,056		4,767		8,316		-		-		191,139
Home equity[2]		50,230		-		239		-		-		50,469
Consumer		3,717		-		-		-		-		3,717
Total Gross Loans	$	2,254,421	$	50,359	$	39,157	$	-	$	-	$	2,343,937

(1) Includes business lines of credit.
(2) Includes home equity lines of credit.

Note 6 - Premises and Equipment

Premises and equipment as of December 31, 2022 and 2021 consists of the following:

	December 31,		
	2022		2021
	(In Thousands)		
Land	$	1,447	$	1,447
Buildings and improvements		6,514		6,468
Leasehold improvements		12,750		12,760
Furniture, fixtures and equipment		9,111		8,961
		29,822		29,636
Accumulated depreciation and amortization		(19,314)		(17,399)
	$	10,508	$	12,237

Depreciation and amortization expense for the years ended December 31, 2022 and 2021 was $2,246,000 and $2,989,000, respectively.

Buildings and improvements include a building constructed on property leased from a related party (see Note 3).

Note 7 - Interest Receivable

The distribution of interest receivable at December 31, 2022 and 2021 was as follows:

	December 31,		
	2022		2021
	(In Thousands)		
Loans	$	12,577	$	8,461
Securities		878		722
	$	13,455	$	9,183

Note 8 – Deposits

The distribution of deposits at December 31, 2022 and 2021 were as follows:

	December 31,		
	2022		2021
	(In Thousands)		
Demand:				
Non-interest bearing	$	613,910	$	588,207
Interest bearing		757,615		668,262
Money market		305,556		337,126
		1,677,081		1,593,595
Savings and club		329,752		329,724
Certificates of deposit		804,774		638,083
	$	2,811,607	$	2,561,402

Deposits of certain municipalities and local government agencies are collateralized by $24.9 million of investment securities and by a $230.0 million Municipal Letter of Credit with the FHLB.

At December 31, 2022 and 2021, certificates of deposit of $250,000 or more totaled approximately $207.7 million and $275.0 million, respectively.

At December 31, 2022, deposits from officers, directors and their associates totaled approximately $93.0 million.

The scheduled maturities of certificates of deposit at December 31, 2022, were as follows (In thousands):

	Amount
2023	$	766,820
2024		28,227
2025		6,754
2026		721
Thereafter		2,252
	$	804,774

As of December 31, 2022, the Company had $335.0 million in brokered certificate deposits and $35.0 million in brokered demand deposits. The Company had no brokered deposits at December 31, 2021. Reciprocal deposits are not considered brokered deposits under applicable regulations.

Note 9 - Short-Term Debt and Long-Term Debt

Information regarding short-term borrowings is as follows:

		December 31,		
		2022		2021
		Amount		Amount
		(In Thousands)		
Balance at end of period	$	60,000	$	-
Average balance outstanding during the year	$	1,313	$	48
Highest month-end balance during the year	$	87,000	$	-
Average interest rate during the year		3.13%		0.50%
Weighted average interest rate at year-end		4.61%		-%

Long-term debt consists of the following:

		December 31,			
		2022		2021	
		Weighted Average Rate	Amount ($000s)	Weighted Average Rate	Amount ($000s)
Federal Home Loan Bank Advances:					
		Maturing by December 31,			
	2023	4.85%	250,000	-	-
	2024	0.48	18,000	0.48	18,000
	2025	1.84	44,261	1.84	43,711
	2026	0.65	10,000	0.65	10,000
		4.07% $	322,261	1.39% $	71,711

FHLB advances are presented net of unamortized prepayment penalties totaling $1.5 million at December 31, 2022, and $2.1 million at December 31, 2021.

At December 31, 2022 and 2021 loans with carrying values of approximately $1.2 billion and $733.3 million, respectively, were pledged to secure the above noted Federal Home Loan Bank of New York borrowings. No securities were pledged for borrowings at December 31, 2022 and 2021. The Bank's total credit exposure cannot exceed 50.0 percent of its total assets, or $1.773 billion, based on the borrowing limitations outlined in the FHLB of New York's member products guide. The total credit exposure limit of 50.0 percent of total assets is recalculated each quarter.

During the year ended December 31, 2021, the Company opted to extinguish $115.0 million of FHLB advances which held an average rate of 1.60 percent and were originally set to mature in 2021, 2022, 2023 and 2024. The effect of the extinguishment of the debt reduced the weighted average cost of FHLB borrowings by approximately 16 basis points on an annualized basis. The related expense for the extinguishment of this debt is included in noninterest expense.

Note 10 – Subordinated Debt

On July 30, 2018, the Company issued $33.5 million of fixed-to-floating rate subordinated debentures (the "Notes") in a private placement. The Notes have a ten-year term and bear interest at a fixed annual rate of 5.625 percent for the first five years of the term (the "Fixed Interest Rate Period"). From and including August 1, 2023, the interest rate will adjust to a floating rate based on the three-month LIBOR plus 2.72 percent until redemption or maturity (the "Floating Interest Rate Period"). The Notes are scheduled to mature on August 1, 2028. Subject to limited exceptions, the Company cannot redeem the Notes for the first five years of the term. The Company will pay interest in arrears semi-annually during the Fixed Interest Rate Period and quarterly during the Floating Interest Rate Period during the term of the Notes. The Notes constitute an unsecured and subordinated obligation of the Company and rank junior in right of payment to any senior indebtedness and obligations to general and secured creditors. The Notes qualify as Tier 2 capital for the Company for regulatory purposes and the portion that the Company contributes to the Bank will qualify as Tier 1 capital for the Bank. The additional capital is used for general corporate purposes including organic growth initiatives. Subordinated debt includes associated deferred costs of $116,000 and $349,000 at December 31, 2022 and 2021, respectively.

The Company also has $4.1 million of mandatory redeemable Trust Preferred securities. The interest rate on these floating rate junior subordinated debentures adjusts quarterly based on the three-month LIBOR plus 2.650 percent. The rate paid as of December 31, 2022 and 2021 was 7.388 percent and 2.866 percent, respectively. The trust preferred debenture became callable, at the Company's option, on June 17, 2009, and quarterly thereafter.

Note 11 - Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

In July 2013, the FDIC and the other federal bank regulatory agencies issued a final rule that revised their leverage and risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. Among other things, the new rule established a new common equity Tier 1 minimum capital requirement (4.5 percent of risk-weighted assets), increased the minimum Tier 1 capital to risk-based assets requirement (from 4.0 percent to 6.0 percent of risk-weighted assets) and assigned a higher risk weight (150 percent) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property.

The final rule also requires unrealized gains and losses on certain available-for-sale securities holdings and defined benefit plan obligations to be included for purposes of calculating regulatory capital requirements unless a one-time opt-in or opt-out is exercised. The Bank exercised the opt-out election. The rule limits a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of 2.5 percent of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

The final rule became effective for the Bank on January 1, 2015. The capital conservation buffer was phased in until it reached 2.5 percent in 2019. The Bank currently complies with the minimum capital requirements set forth in the final rule.

On September 17, 2019, the FDIC passed a final rule providing qualifying community banking organizations the ability to opt-in to a new community bank leverage ratio ("CBLR") framework, (tier 1 capital to average consolidated assets) at 9.0 percent for institutions under $10.0 billion in assets that such institutions may elect to utilize in lieu of the general applicable risk-based capital requirements under Basel III. Such institutions that meet the community bank leverage ratio and certain other qualifying criteria will automatically be deemed to be well-capitalized. On November 4, 2019, the FDIC, Office of the Comptroller of the Currency and the Federal Reserve Board jointly issued a final rule that permits insured depository institutions and depository institution holding companies to implement the simplifications to the capital rule on January 1, 2020, rather than April 1, 2020. These banking organizations may elect to use the revised effective date of January 1, 2020, or wait until the quarter beginning April 1, 2020. The Bank has opted-in to the CBLR. Pursuant to the CARES Act, the federal banking regulators in April, 2020 issued interim final rules to set the CBLR at 8.0 percent beginning in the second quarter of 2020 through the end of 2020. Beginning in 2021, the CBLR increased to 8.5 percent for the calendar year. As of January 1, 2022, the CBLR requirement returned to 9.0 percent.

The following table presents information as to the Bank's capital levels. The Company will be subject to the larger capital requirements at March 31, 2023.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2022						
Bank						
Community Bank Leverage Ratio	**327,806**	**9.86**	**265,557**	**8.00**	**298,752**	**9.00**
As of December 31, 2021						
Bank						
Community Bank Leverage Ratio	$ 299,247	9.92%	$ 211,177	7.00%	$ 256,429	8.50%

As of December 31, 2022 and 2021, the most recent notification from the Bank's regulators categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events occurring since that notification that management believes have changed the Bank's category.

On December 11, 2020 the Company authorized another stock repurchase plan, which would allow it to repurchase up to 500,000 shares of stock. On October 17, 2022, the Company authorized an amendment to its stock repurchase program to increase the number of shares yet to be repurchased from 82,350 shares to a total number of 500,000 shares. The Company repurchased 198,976 shares during the year ended December 31, 2022.

Note 12- Benefits Plans

Pension Plan

The Company acquired, through the merger with Pamrapo Bancorp, Inc. a non-contributory defined benefit pension plan ("Pension Plan") covering all eligible employees of Pamrapo Savings Bank. Effective January 1, 2010, the Pension Plan was frozen by Pamrapo Savings Bank. All benefits for eligible participants accrued in the Pension Plan to the freeze date have been retained. The benefits are based on years of service and employee's compensation. The Pension Plan is funded in conformity with funding requirements of applicable government regulations. Prior service costs for the Pension Plan generally are amortized over the estimated remaining service periods of employees.

The following tables set forth the Pension Plan's funded status at December 31, 2022 and 2021 and components of net periodic pension cost for the years ended December 31, 2022 and 2021:

Change in Benefit Obligation:		**December 31,**		
		2022		2021
		(In Thousands)		
Benefit obligation, beginning of year	$	**6,492**	$	8,194
Interest cost		**178**		201
Actuarial (gain) loss		**(1,362)**		(929)
Benefits paid		**(363)**		(459)
Lump sum distributions		**(10)**		(515)
Benefit obligation, ending	$	**4,935**	$	6,492
Change in Plan Assets:				
Fair value of assets, beginning of year	$	**7,144**	$	7,112
Actual return on plan assets		**(806)**		1,006
Benefits paid		**(363)**		(459)
Lump sum distributions		**(10)**		(515)
Fair value of assets, ending	$	**5,965**	$	7,144
Reconciliation of Funded Status:				
Projected benefit obligation	$	**4,935**	$	6,492
Fair value of assets		**5,965**		7,144
Funded (unfunded) status, included in other liabilities, net	$	**1,030**	$	652
Valuation assumptions used to determine benefit obligation at period end:				
Discount rate		**5.02%**		2.83%
Salary increase rate		**N/A**		N/A

Net Periodic Pension Expense:		**December 31,**		
		2022		2021
		(In Thousands)		
Interest cost	$	**178**	$	201
Expected return on assets		**(417)**		(413)
Amortization of net loss		**66**		635
Net Periodic Pension Cost and Settlements	$	**(173)**	$	423
Valuation assumptions used to determine net periodic benefit cost for the year:				
Discount rate		**2.83%**		2.52%
Long term rate of return on plan assets		**6.00%**		6.00%
Salary increase rate		**N/A**		N/A

At December 31, 2022 and December 31, 2021, unrecognized net losses of $559,000 and $707,000, respectively, were included, net of deferred income tax, in accumulated other comprehensive loss in accordance with ASC 715-20 and ASC 715-30.

Note 12 - Benefits Plan (continued)

Plan Assets

Investment Policies and Strategies

The primary long-term objective for the Pension Plan is to maintain assets at a level that will sufficiently cover future beneficiary obligations. The Pension Plan is structured to include a volatility reducing component (the fixed income commitment) and a growth component (the equity commitment).

To achieve the Bank's long-term investment objectives, the trustee invests the assets of the Pension Plan in a diversified combination of asset classes, investment strategies, and pooled vehicles. The asset allocation guidelines in the table below reflect the Bank's risk tolerance and long-term objectives for the Pension Plan. These parameters will be reviewed on a regular basis and subject to change following discussions between the Bank and the trustee.

The following asset allocation targets and ranges guides the trustee in structuring the overall allocation in the Pension Plan's investment portfolio. The Bank or the trustee may amend these allocations to reflect the most appropriate standards consistent with changing circumstances. Any such fundamental amendments in strategy will be discussed between the Bank and the trustee prior to implementation.

Based on the above considerations, the following asset allocation ranges will be implemented:

Asset Allocation Parameters by Asset Class

	Minimum	Target	Maximum
Equity			
Large-Cap U.S.		38%	
Mid/Small-Cap U.S.		16%	
Non-U.S.		1%	
Total-Equity	**40%**	**55%**	**60%**
Fixed Income			
Long/Short Duration		44%	
Money Market/Certificates of Deposit		1%	
Total-Fixed Income	**40%**	**45%**	**60%**

The parameters for each asset class provide the trustee with the latitude for managing the Pension Plan within a minimum and maximum range. The trustee has full discretion to buy, sell, invest and reinvest in these asset segments based on these guidelines which includes allowing the underlying investments to fluctuate within the stated policy ranges. The Pension Plan maintains a cash equivalents component (not to exceed 3 percent under normal circumstances) within the fixed income allocation for liquidity purposes.

The trustee monitors the actual asset segment exposures of the Pension Plan on a regular basis and, periodically, may adjust the asset allocation within the ranges set forth above as it deems appropriate. Periodic reallocations of assets are based on the trustee's perception of the changing risk/return opportunities of the respective asset classes.

Determination of Long-Term Rate of Return

The long-term rate of return on assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Pension Plan's target allocation of asset classes. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 6.0 to 10.0 percent and 2.0 to 6.0 percent, respectively. The long-term inflation rate was estimated to be 3.0 percent. When these overall return expectations are applied to the Pension Plan's target allocation, the result is an expected rate of return of 4.0 to 7.0 percent.

Note 12 - Benefits Plan (continued)

The fair values of the Pension Plan assets at December 31, 2022, by asset category (see Note 2 for the definitions of levels), are as follows (In Thousands):

Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds-Equity				
Large-Cap Value (a)	$ 1,052	$ 1,052	$ -	$ -
Large-Cap Growth (b)	170	170	-	-
Diversified Emerging Markets (f)	96	96	-	-
Large Blend (d)	957	957	-	-
Technology (g)	96	96	-	-
Mutual Funds-Fixed Income				
Long Government (h)	48	48	-	-
Multi-Sector Bond (c)	1,244	1,244	-	-
High Yield Bond (e)	622	622	-	-
Intermediate Core Bond (i)	670	670		
BCB Common Stock	932	932	-	-
Cash Equivalents				
Money Market	$ 78	$ 78	$ -	$ -
Total	$ 5,965	$ 5,965	$ -	$ -

The fair values of the Company's pension plan assets at December 31, 2021, by asset category (see Note 2 for the definitions of levels), are as follows (In Thousands):

Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds-Equity				
Large-Cap Value (a)	$ 1,021	$ 1,021	$ -	$ -
Large-Cap Growth (b)	259	259	-	-
Diversified Emerging Markets (f)	247	247	-	-
Large Blend (d)	1,748	1,748	-	-
Technology (g)	305	305	-	-
Mutual Funds-Fixed Income				
Long Government (h)	204	204	-	-
Multi-Sector Bond (c)	1,047	1,047	-	-
High Yield Bond (e)	732	732	-	-
Intermediate Core Bond (i)	737	737	-	-
BCB Common Stock	800	800	-	-
Cash Equivalents				
Money Market	$ 44	$ 44	$ -	$ -
Total	$ 7,144	$ 7,144	$ -	$ -

a) Large-value portfolios invest primarily in big U.S. companies that are less expensive or growing more slowly than other large-cap stocks. Stocks in the top 70 percent of the capitalization of the U.S. equity market are defined as large cap. Value is defined based on low valuations (low price ratios and high dividend yields) and slow growth (low growth rates for earnings, sales, book value, and cash flow).

b) Large Cap Growth Stocks of large cap companies that are projected to grow faster than other large cap stocks. Stocks in the top 70% of the capitalization of the U.S. equity market defined as large cap. Growth is defined based on fast growth (high growth rates for earnings, sales, book value, and cash flow) and high valuations (high price ratios and low dividend yields).

c) Multi Sector portfolios seek income by diversifying their assets among several fixed-income sectors, usually U.S. government obligations, foreign bonds, and high-yield domestic debt securities.

d) This fund invests in 500 of the largest U.S. companies, which span many different industries and account for about three-fourths of the U.S. Stock Markets value.

e) High Yield Bond funds invest at least 65 percent of assets in bonds rated below BBB. This fund seeks to provide shareholders with a high level of current income with capital growth as a secondary objective.

f) The fund invests at least 80% of the value of its assets in equity securities and equity related instruments that are tied economically to emerging markets.

g) The fund normally invests at least 80% of the fund's net assets in securities of issuers principally engaged in offering, using or developing products, processes or services that will provide or benefit significantly from technological advances and improvements.

h) The fund normally invests at least 80% of assets in securities included in the Bloomberg Barclays U.S. Long Treasury Bond Index.

i) Intermediate term core bond portfolios invest primarily in investment grade U.S. fixed-income issues including government, corporate, and securitized debt, and hold less than 5% in below-investment grade exposures.

Note 12 - Benefits Plan (continued)

The Company does not expect to contribute, based upon actuarial estimates, to the Pension Plan in 2023.

Benefit payments are expected to be paid for the years ended December 31 as follows (In thousands):

2023	$	409
2024		395
2025		399
2026		398
2027		398
2028-2032		1,835

Equity Incentive Plans

The Company, under the plan approved by its shareholders on April 26, 2018 ("2018 Equity Incentive Plan"), authorized the issuance of up to 1,000,000 shares of common stock of the Company pursuant to grants of stock options and restricted stock units. Employees and directors of the Company and the Bank are eligible to participate in the 2018 Stock Plan. All stock options will be granted in the form of either "incentive" stock options or "non-qualified" stock options. Incentive stock options have certain tax advantages that must comply with the requirements of Section 422 of the Internal Revenue Code. Only employees are permitted to receive incentive stock options.

The Company, under the plan approved by its shareholders on April 28, 2011 ("2011 Stock Plan"), authorized the issuance of up to 900,000 shares of common stock of the Company pursuant to grants of stock options. Employees and directors of the Company and the Bank are eligible to participate in the 2011 Stock Plan. All stock options were granted in the form of either "incentive" stock options or "non-qualified" stock options. Incentive stock options have certain tax advantages that must comply with the requirements of Section 422 of the Internal Revenue Code. Only employees are permitted to receive incentive stock options.

On September 30, 2022, awards of 36,000 shares of restricted stock, in aggregate, were declared for certain executive officers of the Bank and the Company, which fully vested on November 30, 2022. On January 12, 2022, awards of 33,000 shares of restricted stock were declared for members of the Board of Directors of the Bank and the Company, which vest over a 4-year period, commencing on the anniversary of the award date.

On February 10, 2021, awards of 26,400 shares of restricted stock, in aggregate, were awarded to members of the Board of Directors of the Bank and the Company, which vest over a 4-year period, commencing on the anniversary of the award date. On February 19, 2021, an award of 300 shares of restricted stock was awarded to an officer of the Bank and the Company, which vests over a 2-year period, commencing on the anniversary of the award date.

The following table presents the share-based compensation expense for the years ended December 31, 2022 and 2021 (Dollars in Thousands).

	Years Ended December 31,			
	2022		2021	
Stock Option Expense	$	**216**	$	230
Restricted Stock Expense		**916**		187
Total share-based compensation expense	$	**1,132**	$	417

The following is a summary of the status of the Company's restricted shares as of December 31, 2022.

	Number of Shares Awarded		Weighted Average Grant Date Fair Value
Non-vested at December 31, 2021	**24,300**	$	**12.89**
Granted	**69,000**		**13.05**
Vested	**(45,150)**		**13.18**
Forfeited	**-**		**-**
Non-vested at December 31, 2022	**48,150**	$	**14.83**

The remaining non-vested restricted shares outstanding as of December 31, 2022 will be charged to expense in 2023-2025, totaling $494,000

Note 12 - Benefits Plan (continued)

A summary of stock option activity, follows:

	Number of Options		Range of Exercise Price		Weighted Average Exercise Price		Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value (000's)
Outstanding at January 1, 2021	1,192,348	$	8.93-13.32	$	11.45		6.04	$	333
Options forfeited	-		-		-		-		-
Options exercised	(70,723)		8.93-12.46		9.87		-		-
Options granted	72,800		12.89-13.68		12.96		-		-
Options expired	-		-		-		-		-
Outstanding at December 31, 2021	1,194,425	$	9.02-13.68	$	11.64		5.44	$	4,528
Options forfeited	-		-		-		-		-
Options exercised (1)	(157,450)		9.03-13.68		11.10		-		-
Options granted	-		-		-		-		-
Options expired	-		-		-		-		-
Outstanding at December 31, 2022	1,036,975	$	9.03-13.68	$	11.72		4.47	$	6,502
Exercisable at December 31, 2022	806,535								

_____

(1) Includes 84,604 and 31,432 cashless exercise of options during 2022 and 2021, respectively.

It is Company policy to issue new shares upon share option exercise. Expected future compensation expense relating to the 230,440 shares of unvested options outstanding as of December 31, 2022, is $387,000 and will be recognized over a weighted average period of 3.72 years.

Under the 2018 Equity Incentive Plan, on February 10, 2021, grants of 66,000 options, in aggregate, were declared for members of the Board of Directors of the Bank and the Company which vest over a 5-year period, commencing on the first anniversary of the grant date. The exercise price was recorded as of close of business on February 10, 2021.

Further, on April 26, 2021, grants of 6,800 options, in aggregate, were declared for certain officers of the Bank and the Company, which vest over a 5-year period commencing on the first anniversary of the grant date. The exercise price was recorded as of close of business on April 26, 2021.

There were no options awarded during the year ended December 31, 2022.

Supplemental Executive Retirement Plan

The Bank entered into a Supplemental Executive Retirement Agreement (the "SERP Agreement") with its Chief Executive Officer ("the CEO") in December 2021, payable in the form of a life annuity.

In the event the CEO experiences a separation from service for cause, the CEO will forfeit his entire SERP benefit, regardless of vesting. In the event the CEO dies while in active service with the Bank, his beneficiary will receive a lump sum payment equal to his account balance (the liability accrued by the Bank under generally accepted accounting principles as of such date) at the time of death in a single lump sum. In the event the CEO dies after a separation from service but before receiving 180 monthly payments, his beneficiary will receive the monthly benefit payments that CEO was entitled to at the time of his death until 180 monthly payments have been made. If the CEO has already received 180 monthly payments at the time of his death, his beneficiary will not be entitled to a death benefit.

The SERP Agreement is an unfunded arrangement maintained primarily to provide supplemental retirement benefits and comply with Section 409A of the Internal Revenue Code. The cost of the benefit is being amortized over a three-year vesting period beginning in 2021. In 2022, the Bank recorded compensation expense of $328,000 related to the Plan. The anticipated expense for the years ended December 31, 2023 and December 31, 2024 is $350,000 and $45,000, respectively. The Bank has elected to fund the retirement benefit by purchasing annuities that have been designed to provide a future source of funds for the lifetime retirement benefits of the SERP Agreement, totaling $1.81 million, which is included in other assets.

Note 13 – Stockholders' Equity

On September 23, 2022, the Company closed a round of private placement of Series I Noncumulative Perpetual Stock, par value $0.01 per share (the "Series I Preferred Stock"), resulting in gross proceeds of $4,440,000 for 444 shares.

On May 1, 2022, the Company redeemed all 940 outstanding shares of it's Series D 4.5% Noncumulative Perpetual Preferred Stock, at their face value of $10,000 per share, for a total redemption amount of $9.4 million.

On March 24, 2022, BCB Bancorp, Inc. (the "Company") closed a round of private placement of Series I Noncumulative Perpetual Stock, par value $0.01 per share (the "Series I Preferred Stock"), resulting in gross proceeds of $2,620,000 for 260 shares.

On February 4, 2022, the Company redeemed all 533 outstanding shares of its Series G 6.0% Noncumulative Perpetual Preferred Stock, at their face value of $10,000 per share, for a total redemption amount of $5.3 million.

Note 14 – Goodwill and Other Intangible Assets

The Company's intangible assets consist of goodwill and core deposit intangibles in connection with acquisitions. The initial recording of goodwill and other intangible assets requires subjective judgments concerning estimates of the fair value of the acquired assets and assumed liabilities. Goodwill is not amortized but is subject to annual tests for impairment or more often if events or circumstances indicate it may be impaired.

Amortization expense of the core deposit intangibles was $49,000 and $57,000 for the years ended December 31, 2022 and December 31, 2021, respectively. The unamortized balance of the core deposit intangibles and the amount of goodwill at December 31, 2022 was $129,000 and $5.2 million, respectively. The unamortized balance of the core deposit intangibles and the amount of goodwill at December 31, 2021 was $178,000 and $5.2 million, respectively.

The Company's core deposit intangibles are amortized on an accelerated basis using an estimated life of 10 years and in accordance with U.S. GAAP are evaluated annually for impairment. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible asset is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset.

The Company conducts impairment analysis on goodwill at least annually or more often as conditions require. Pursuant to ASC 350-20-35, the Company conducted a qualitative assessment of goodwill as of October 31, 2022, and determined that it was more likely than not that goodwill was not impaired. Accordingly, there was no impairment at December 31, 2022.

The Company performed interim analyses of goodwill impairment each quarter in 2021 due to a triggering event of the stock price falling below the Company's calculated book value, largely related to the effects of the COVID-19 pandemic. Pursuant to ASC 350-20-35-70, the Company elected to proceed to a quantitative assessment of goodwill at October 31, 2020 to compare its fair value with its carrying amount. ASC Topic 820 - (Fair Value Measures and Disclosures) defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The Company determined that the Income and Market Approach were deemed appropriate in determining the fair value of the Bank, which as the primary reporting unit of the Company, is the reporting unit to which goodwill applies. Based on the results of this assessment, the Company determined that the fair value of goodwill was in excess of its carrying amounts and therefore there was no impairment at December 31, 2021.

Note 15 - Dividend Restrictions

Payment of cash dividends on common stock is conditional on earnings, financial condition, cash needs, capital considerations, the discretion of the Board of Directors of the Company, and compliance with regulatory requirements. State and federal law and regulations impose limitations on the Bank's ability to pay dividends to the Company. Under New Jersey law, the Company is permitted to declare dividends on its common stock only if, after payment of the dividend, the capital stock of the Bank will be unimpaired and either the Bank will have a surplus of not less than 50 percent of its capital stock or the payment of the dividend will not reduce the Bank's surplus. During 2022 and 2021, the Bank paid the Company total dividends of $22,338,000 and $15,885,000, respectively. The Company's ability to declare dividends is dependent upon the amount of dividends paid to the Company by the Bank.

Note 16 - Income Taxes

The components of income tax expense are summarized as follows:

| | Years Ended December 31, | |
| | 2022 | 2021 |
	(In Thousands)	
Current income tax expense:		
Federal	$ 12,323	$ 8,736
State	6,215	6,257
	18,538	14,993
Deferred income tax benefit:		
Federal	(967)	(571)
State	(40)	(404)
	(1,007)	(975)
Total Income Tax Expense	$ 17,531	$ 14,018

Note 16 - Income Taxes (continued)

The tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,			
	2022		2021	
	(In Thousands)			
Deferred income tax assets:				
Allowance for loan losses	$	**9,253**	$	10,610
Other real estate owned expenses		**2**		11
Non-accrual interest		**279**		361
Benefit plan-accumulated other comprehensive loss		**159**		234
Purchase accounting adjustment on loans receivable acquired		**752**		1,277
Net operating loss carry forwards		**1,263**		1,359
Lease liability		**3,961**		3,645
Unrealized loss on securities		**2,974**		-
Other		**2,783**		1,509
		21,426		19,006
Deferred income tax liabilities:				
Purchase accounting adjustment on premises and equipment acquired		**74**		77
Right-of-use assets		**3,865**		3,561
Unrealized gain on securities		**-**		1,028
SBA servicing asset		**368**		520
Borrowing modification		**440**		597
Benefit plans		**217**		264
		4,964		6,047
Net Deferred Tax Asset	$	**16,462**	$	12,959

A summary of the change in the net deferred tax asset is as follows:

	Years Ended December 31,			
	2022		2021	
	(In Thousands)			
Balance at beginning of year:	$	12,959	$	12,574
Deferred tax benefit		1,007		975
Other comprehensive income				
Available for sale securities		2,560		60
Benefit plan		(64)		(650)
Balance at end of year	$	16,462	$	12,959

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making this assessment, management has considered the profitability of current core operations, future market growth, forecasted earnings, future taxable income, and ongoing, feasible and permissible tax planning strategies. If the Company was to determine that it would not be able to realize a portion of its net deferred tax asset in the future for which there is currently no valuation allowance, an adjustment to the net deferred tax asset would be charged to earnings in the period such determination was made. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and carry forwards are available. The Company believes it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets in our consolidated balance sheet.

In conjunction with the Company's acquisition of IA Bancorp in 2018, the Company acquired a federal net operating loss carry forward of $8.7 million. This carry forward is available for use through 2035; however, in accordance with Internal Revenue Code Section 382, usage of the carry forward is limited to $459,000 annually on a cumulative basis (portions of the $459,000 not used in a particular year may be added to subsequent usage). At December 31, 2022 and 2021, the Company had approximately $6.0 million and $6.5 million remaining of this federal net operating loss carry forward available to offset future taxable income for federal tax reporting purposes.

Note 16 - Income Taxes (continued)

The following table presents a reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 21.0 percent to income before income tax expense.

	Years Ended December 31,		
	2022		2021
	(In Thousands)		
Federal income tax expense at statutory rate	$	**13,253**	$	10,134
Increases in income taxes resulting from:			
State income tax , net of federal income tax effect		**4,878**		4,684
Tax-exempt income		**(63)**		(45)
Bank-owned life insurance earnings		**(561)**		(620)
Other items, net		**24**		(135)
Effective Income Tax Expense	$	**17,531**	$	14,018
Effective Income Tax Rate		**27.8**%		29.0%

Note 17- Commitments and Contingencies

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments primarily include commitments to extend credit. The Bank's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Outstanding loan related commitments were as follows:

	December 31,		
	2022		2021
	(In Thousands)		
Loan origination commitments	$	**165,579**	$	67,392
Standby letters of credit		**3,701**		3,309
Construction loans in process		**96,905**		84,195
Unused lines of credit		**218,865**		114,779
	$	**485,050**	$	269,675

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but primarily includes residential real estate properties.

Leases

At December 31, 2022, the Company leased 27 of its offices under various operating lease agreements. The leases have remaining terms of 1 year to 12 years. The leases contain provisions for the payment by the Company of its pro-rata share of real estate taxes, insurance, common area maintenance and other variable expenses. The Company will allocate payments made under such leases between lease and non-lease components. Some leases contain renewal options and options to purchase the assets.

The Company evaluates its contracts and service agreements in order to determine if there is an asset imbedded in such contracts and agreements. Such determination is based upon whether there is a specific asset covered by the agreement, whether the Company is entitled to all of the economic benefits to the asset over the term of the agreement, and whether the Company has full control and use of the asset over the term of the agreement without substitution rights or direction of use of the asset by the lessor.

The Company includes in its determination of its lease liability and concurrent right of use asset those renewal or purchase options for which it is reasonably certain it will exercise. Currently, the Company does not expect to exercise such purchase options and, accordingly, those are excluded in the determination of the lease liabilities and the concurrent right of use assets.

The Company has elected not to recognize a lease liability and a right of use asset for leases with a lease term of 12 or fewer months.

To calculate its lease liabilities, the Company used a discount rate based upon the applicable borrowing rates of the Federal Home Loan Bank at the inception of the lease agreement, which corresponds to the length of the lease term.

Note 17- Commitments and Contingencies (continued)

The following tables present certain information related to the Company's lease obligations (in thousands):

	Twelve Months Ended December 31, 2022		Twelve Months Ended December 31, 2021	
Operating lease cost	$	3,758	$	3,711
Variable lease cost-operating leases		1,002		976
	$	4,760	$	4,687

	At December 31, 2022		At December 31, 2021	
Supplemental balance sheet information related to leases:				
Operating Leases				
Operating lease right-of-use assets	$	13,520	$	12,457
Operating Lease Liabilities:				
Current liabilities	$	3,062	$	3,296
Operating lease liabilities (noncurrent portion)		12,218		10,529
Imputed interest		(1,421)		(1,073)
Total operating lease liabilities	$	13,859	$	12,752

The following tables summarize the Company's weighted average remaining lease terms and weighted average discount rates:

Weighted Average Remaining Lease Term

Operating leases	6.49 years	5.99 years

Weighted Average Discount Rate

Operating leases	2.83 %	2.60 %

The following table summarizes the Company's maturity of lease obligations for operating leases at December 31, 2022 (in thousands):

Maturities of lease liabilities (discounted):

	At December 31, 2022 Operating Leases	
One year or less	$	3,062
Over one year through three years		4,766
Over three years through five years		3,496
Over five years		3,956
Gross Operating Lease Liabilities	$	15,280
Imputed Interest		(1,421)
Total Operating Lease Liabilities	$	13,859

Legal Contingencies

The Company is involved, from time to time, as plaintiff or defendant in various legal actions arising in the normal course of business. As of December 31, 2022, the Company was not involved in any material legal proceedings the outcome of which, if determined in a manner adverse to the Company, would have a material adverse effect on our financial condition or results of operations.

Note 18 - Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

ASC Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets and liabilities measured at fair value on a recurring basis, the fair value measurements, by level, within the fair value hierarchy are as follows:

Description	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In Thousands)		
As of December 31, 2022:				
Securities Available for Sale				
Debt Securities Available for Sale	$ 91,715	$ -	$ 91,715	$ -
Marketable Equities	17,686	17,686	-	-
Total Securities Available for Sale	$ 109,401	$ 17,686	$ 91,715	$ -
As of December 31, 2021:				
Securities Available for Sale				
Debt Securities Available for Sale	$ 85,186	$ -	$ 85,186	$ -
Marketable Equities	25,187	25,187	-	-
Total Securities Available for Sale	$ 110,373	$ 25,187	$ 85,186	$ -

For assets and liabilities measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy are as follows:

Description	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In Thousands)		
As of December 31, 2022:				
Impaired loans	$ 5,587	$ -	$ -	$ 5,587
Other real estate owned	$ 75	$ -	$ -	$ 75
As of December 31, 2021:				
Impaired loans	$ 14,796	$ -	$ -	$ 14,796
Other real estate owned	$ 75	$ -	$ -	$ 75

Certain impaired loans were adjusted to the fair value, less costs to sell, of the underlying collateral securing these loans resulting in losses. The loss is not recorded directly as an adjustment to current earnings, but rather as a component in determining the allowance for loan losses. Fair value was measured using appraised values of collateral and adjusted as necessary by management based on unobservable inputs for specific properties. Losses (recoveries) on impaired loans for the years ended December 31, 2022 and 2021 were ($5.0) million and $5.7 million respectively.

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized adjusted Level 3 inputs to determine fair value, (Dollars in thousands):

	Quantitative Information about Level 3 Fair Value Measurements			
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range
December 31, 2022:				
Impaired Loans	$ 5,587	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-10%
Other Real Estate Owned	$ 75	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-10%

Note 18- Fair Value Measurements and Fair Value of Financial Instruments (continued)

		Quantitative Information about Level 3 Fair Value Measurements		
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range
December 31, 2021:				
Impaired Loans	$ 14,796	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-10%
Other Real Estate Owned	$ 75	Appraisal of collateral (1)	Appraisal adjustments (2)	0%-10%

(1) Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various level 3 inputs which are not identifiable.
(2) Appraisals may be adjusted by management for qualitative factors such as age of appraisal, expected condition of property, economic conditions, and estimated liquidation expenses. The range of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2022 and 2021:

Cash and Cash Equivalents (Carried at Cost)

The carrying amounts reported in the consolidated statements of financial condition for cash and interest-earning deposits approximate those assets' fair values.

Securities (Carried at Fair Value)

The fair value of securities is determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices.

Loans Held for Sale (Carried at Cost)

The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices. If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for specific attributes of that loan. Loans held for sale are carried at the lower of cost or fair value.

Loans Receivable (Carried at Cost)

The fair values of loans, except for certain impaired loans, are estimated using discounted cash flow analyses, using market rates at the date of the Statement of Financial Condition that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Impaired Loans (Generally Carried at Fair Value)

Impaired loans are those for which the Company has measured and recorded an impairment generally based on the fair value of the loan's collateral, less estimated costs to sell. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value at December 31, 2022 and 2021 consists of the loan balances of $8,371,000 and $22,624,000 net of a valuation allowance of $2,784,000 and $7,828,000, respectively.

FHLB of New York Stock (Carried at Cost)

The carrying amount of restricted investment in bank stock approximates fair value, and considers the limited marketability of such securities.

Accrued Interest Receivable and Payable (Carried at Cost)

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposits (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Debt Including Subordinated Debentures (Carried at Cost)

Fair values of debt are estimated using discounted cash flow analysis, based on quoted prices for new long-term debt with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Note 18- Fair Value Measurements and Fair Value of Financial Instruments (continued)

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair values for the Bank's off-balance sheet financial instruments (lending commitments and unused lines of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing. The fair value of these commitments was deemed immaterial and is not presented in the accompanying table.

The carrying values and estimated fair values of financial instruments were as follows at December 31, 2022 and 2021:

	As of December 31, 2022				
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In Thousands)		
Financial assets:					
Cash and cash equivalents	$ 229,359	$ 229,359	$ 229,359	$ -	$ -
Interest-earning time deposits	735	735	-	735	-
Debt securities available for sale	91,715	91,715	-	91,715	-
Equity investments	17,686	17,686	17,686	-	-
Loans held for sale	658	658	-	658	-
Loans receivable, net	3,045,331	2,876,925	-	-	2,876,925
FHLB of New York stock, at cost	20,113	20,113	-	20,113	-
Accrued interest receivable	13,455	13,455	-	13,455	-
Financial liabilities:					
Deposits	2,811,607	2,499,978	1,713,754	786,224	-
Debt	382,261	377,227	-	377,227	-
Subordinated debentures	37,508	40,113	-	40,113	-
Accrued interest payable	3,073	3,073	-	3,073	-

	As of December 31, 2021				
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In Thousands)		
Financial assets:					
Cash and cash equivalents	$ 411,629	$ 411,629	$ 411,629	$ -	$ -
Interest-earning time deposits	735	735	-	735	-
Debt securities available for sale	85,186	85,186	-	85,186	-
Equity investments	25,187	25,187	25,187	-	-
Loans held for sale	952	952	-	952	-
Loans receivable, net	2,304,942	2,313,204	-	-	2,313,204
FHLB of New York stock, at cost	6,084	6,084	-	6,084	-
Accrued interest receivable	9,183	9,183	-	9,183	-
Financial liabilities:					
Deposits	2,561,402	2,520,191	1,881,121	639,070	-
Debt	71,711	71,214	-	71,214	-
Subordinated debentures	37,275	45,020	-	45,020	-
Accrued interest payable	1,051	1,051	-	1,051	-

Note 19 - Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss included in stockholders' equity are as follows:

	At December 31,	
	2022	2021
	(In Thousands)	
Net unrealized loss on securities available for sale	$ **(7,887)**	$ 2,440
Tax effect	**1,955**	(605)
Net of tax amount	**(5,932)**	1,835
Benefit plan adjustments	**(718)**	(930)
Tax effect	**159**	223
Net of tax amount	**(559)**	(707)
Accumulated other comprehensive loss	$ **(6,491)**	$ 1,128

Note 20 - Parent Only Condensed Financial Information

STATEMENTS OF FINANCIAL CONDITION

	Years Ended December 31,	
	2022	2021
	(In Thousands)	
Assets		
Cash and due from banks	$ **1,553**	$ 3,812
Investment in subsidiaries	**327,960**	307,165
Restricted common stock	**124**	124
Other assets	**110**	1,331
Total assets	**329,747**	312,432
Liabilities and Stockholders' Equity		
Liabilities		
Subordinated debentures	$ **37,508**	$ 37,275
Other Liabilities	**985**	1,133
Total liabilities	**38,493**	38,408
Stockholder's Equity	**291,254**	274,024
Total Liabilities and Stockholders' Equity	$ **329,747**	$ 312,432

STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2022	2021
	(In Thousands)	
Dividends from Bank	$ **22,338**	$ 15,885
Interest and dividends from investments	**-**	-
Total Income	**22,338**	15,885
Interest expense, borrowed money	**2,299**	2,230
Other	**366**	353
Total Expense	**2,665**	2,583
Income before Income Tax Expense and Equity in Undistributed Earnings of Subsidiaries	**19,673**	13,302
Income tax benefit	**(843)**	(777)
Income before Equity in Undistributed Earnings of Subsidiaries	**20,516**	14,079
Equity in undistributed earnings of subsidiaries	**25,063**	20,161
Net Income	$ **45,579**	$ 34,240

STATEMENTS OF CASH FLOWS

		Years Ended December 31,		
		2022		2021
		(In Thousands)		
Cash Flows from Operating Activities				
Net Income	$	**45,579**	$	34,240
Adjustments to reconcile net income to net cash provided by operating activities:				
Amortization		**233**		233
Equity in undistributed earnings of subsidiaries		**(25,063)**		(20,161)
Decrease (increase) in other assets		**1,223**		(781)
(Decrease) increase in other liabilities		**(149)**		10
Net Cash Provided By Operating Activities		**21,823**		13,541
Cash Flows from Investing Activities				
Additional investment in subsidiary		**(2,220)**		(289)
Net Cash Used In Investing Activities	$	**(2,220)**	$	(289)
Cash Flows from Financing Activities				
Proceeds from issuance of preferred stock		**6,810**		3,200
Redemption of preferred stock		**(14,730)**		-
Proceeds from issuance of common stock		**639**		765
Cash dividends paid		**(11,175)**		(10,935)
Purchase of treasury stock		**(3,406)**		(4,207)
Net Cash Provided by (Used in) Financing Activities		**(21,862)**		(11,177)
Net Increase (Decrease) in Cash and Cash Equivalents		**(2,259)**		2,075
Cash and Cash Equivalents - Beginning	$	**3,812**	$	1,737
Cash and Cash Equivalents - Ending	$	**1,553**	$	3,812

Note 21 – Subsequent Events

Subsequent Events are events or transactions that occur after the balance sheet date but before financial statements are issued or available to be issued. Financial statements are considered issued when they are widely distributed to stockholders and other financial statement users for general use and reliance in a form and format that complies with GAAP.

On January 26, 2023, the Company declared a cash dividend of $0.16 per share and was paid to stockholders on February 17, 2023, with a record date of February 3, 2023.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a)   Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022 (the "Evaluation Date"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in our periodic SEC filings.

(b)   Management's Annual Report on Internal Control over Financial Reporting.

Management of BCB Bancorp, Inc., and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's system of internal control is designed under the supervision of management, including our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures are made only in accordance with the authorization of management and the Board of Directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections on any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

As of December 31, 2022, management assessed the effectiveness of the Company's internal control over financial reporting based upon the framework established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon its assessment, management believes that the Company's internal control over financial reporting as of December 31, 2022 is effective and meets the criteria of the *Internal Control – Integrated Framework (2013)*.

There were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth fiscal quarter of 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Wolf and Company, P.C., the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an audit report on the Company's internal control over financial reporting as of December 31, 2022 that appears in Item 8 of this Form 10-K.

ITEM 9B. OTHER INFORMATION

None

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company has adopted a Code of Ethics that applies to the Company's Chief Executive Officer, Chief Financial Officer, Controller, and/or any persons performing similar functions. The Code of Ethics is available for free by writing to: President and Chief Executive Officer, BCB Bancorp, Inc., 104-110 Avenue C, Bayonne, New Jersey 07002. The Code of Ethics was filed as an exhibit to the Form 10-K for the year ended December 31, 2004 and is incorporated by reference as an exhibit to this report.

The "Proposal I—Election of Directors" section of the Company's definitive Proxy Statement for the Company's 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement"), including the sections entitled "Biographical Information Regarding Nominees, Continuing Directors and Named Executive Officers", is incorporated herein by reference.

In addition, the information under the captions "Section 16(a) Beneficial Ownership Reporting Compliance", "Code of Ethics" and "The Audit Committee" of the 2023 Proxy Statement is incorporated herein by reference.

There have been no changes during the last year in the procedures by which security holders may recommend nominees to the Company's board of directors.

ITEM 11. EXECUTIVE COMPENSATION

The sections of the 2023 Proxy Statement entitled "Executive Compensation" and "The Compensation Committee" are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The sections of the 2023 Proxy Statement entitled "Equity Compensation Plan Information", "Voting Securities And Principal Holders Thereof", and ""Proposal I—Election of Directors" are incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The sections of the 2023 Proxy Statement entitled "Related Party Transactions" and "Proposal I-Election of Directors—Board Independence" are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by Item 14 is incorporated by reference to the sections of the 2023 Proxy Statement entitled "PROPOSAL II - RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM—Fees Paid to Wolf & Company, P.C." and "---Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of the Independent Registered Public Accounting Firm."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) <u>Financial Statements</u>

The exhibits and financial statement schedules filed as a part of this Form 10-K are as follows:

(A)   Report of Independent Registered Public Accounting Firm

(B)   Consolidated Statements of Financial Condition as of December 31, 2022 and 2021

(C)   Consolidated Statements of Operations for the years ended December 31, 2022 and 2021

(D)   Consolidated Statements of Comprehensive Income for the years ended December 31, 2022 and 2021

(E)   Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022 and 2021

(F)   Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021

(G)   Notes to Consolidated Financial Statements

(a)(2) <u>Financial Statement Schedules</u>

All schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated statements or the notes thereto.

(b) <u>Exhibits</u>

3.1	Restated Certificate of Incorporation of BCB Bancorp, Inc. (1)
3.2	Bylaws of BCB Bancorp, Inc. (2)
4.1	Specimen Stock Certificate (3)
4.2	Description of Common Stock (4)
4.3	Form of Subordinated Note Purchase Agreement (5)
4.4	Form of Subordinated Note (6)
10.1	BCB Community Bank 2002 Stock Option Plan (7)
10.2	BCB Community Bank 2003 Stock Option Plan (8)
10.3	Amendment to 2002 and 2003 Stock Option Plans (9)
10.4	2005 Director Deferred Compensation Plan (10)
10.5	Employment Agreement with Thomas M. Coughlin (11)
10.6	BCB Bancorp, Inc. 2011 Stock Option Plan (12)
10.7	BCB Bancorp, Inc. 2018 Equity Incentive Plan (13)
10.8	Defined Benefit Supplemental Executive Retirement Plan (14)
10.9	Employment Agreement with Kenneth G. Emerson (15)
10.10	Employment Agreement with Ryan Blake (16)
10.11	Employment Agreement with Sandra L. Sievewright (17)
10.12	Employment Agreement with Wing K. Siu (18)
10.13	Employment Agreement with Jawad Chaudhry (19)
14	Code of Ethics (20)
21	Subsidiaries of the Company
23	Consent of Independent Registered Public Accounting Firm – Wolf & Company, P.C..
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

_____

(1) Incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2022.

(2) Incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the Securities and Exchange Commission on February 22, 2023.

(3) Incorporated by reference to Exhibit 4 to the Form 8-K-12g3 filed with the Securities and Exchange Commission on May 1, 2003.

(4) Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2020.

(5) Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Securities and Exchange Commission on July 31, 2018.

(6) Incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the Securities and Exchange Commission on July 31, 2018.

(7) Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed with Securities and Exchange Commission on January 26, 2004.

(8) Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-8 filed with Securities and Exchange Commission on January 26, 2004.

(9) Incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006.

(10) Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended, (Commission File Number 333-128214) originally filed with the Securities and Exchange Commission on September 9, 2005.

(11) Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Securities and Exchange Commission on September 29, 2022.

(12) Incorporated by reference to Appendix A to the proxy statement for the Company's Annual Meeting of Shareholders (File No. 000-50275), filed by the Company with the Securities and Exchange Commission on Schedule 14A on March 28, 2011.

(13) Incorporated by reference to Appendix A to the proxy statement for the Company's Annual Meeting of Stockholders by the Company with the Securities and Exchange Commission on March 26, 2018.

(14) Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Securities and Exchange Commission on January 3, 2022.

(15) Incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the Securities and Exchange Commission on February 23, 2022.

(16) Incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2022.

(17) Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2022.

(18) Incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2022.

(19) Incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the Securities and Exchange Commission on September 29, 2022.

(20) Incorporated by reference to Exhibit 14 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2004.

ITEM 16. FORM 10-K SUMMARY
None.

Signatures

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCB BANCORP, INC.

Date: March 9, 2023   By: /s/ Thomas Coughlin
                                                 Thomas Coughlin
                                                 President and Chief Executive Officer
                                                 (Principal Executive Officer)
                                                 (Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Thomas Coughlin		
Thomas Coughlin	President, Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2023
/s/ Jawad Chaudhry		
Jawad Chaudhry	Chief Financial Officer (Principal Financial and Accounting Officer)	March 9, 2023
/s/ Mark D. Hogan		
Mark D. Hogan	Chairman of the Board	March 9, 2023
/s/ Robert Ballance		
Robert Ballance	Director	March 9, 2023
/s/ Judith Q. Bielan		
Judith Q. Bielan	Director	March 9, 2023
/s/ James E. Collins		
James E. Collins	Director	March 9, 2023
/s/ Vincent DiDomenico, Jr.		
Vincent DiDomenico, Jr.	Director	March 9, 2023
/s/ Joseph Lyga		
Joseph Lyga	Director	March 9, 2023
/s/ John Pulomena		
John Pulomena	Director	March 9, 2023
/s/ James Rizzo		
James Rizzo	Director	March 9, 2023
/s/ Spencer B. Robbins		
Spencer B. Robbins	Director	March 9, 2023

Exhibit 21

EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

Subsidiaries of the Registrant

The following is a list of the Subsidiaries of BCB Bancorp, Inc.

Name	State of Incorporation
BCB Community Bank	New Jersey
BCB Holding Company Investment Corp.	New Jersey
Special Asset REO 1, LLC	New Jersey
Special Asset REO 2, LLC	New Jersey

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-240128, and 333-197366) on Form S-3 and (Nos. 333-224925, 333-175545, 333-174639, 333-169337, 333-165127, and 333-112201) on Form S-8 of BCB Bancorp, Inc. (the "Company") of our reports dated March 9, 2023 related to the consolidated financial statements and the effectiveness of internal control over financial reporting of the Company, as they appear in this Annual Report on Form 10-K of the Company for the year ended December 31, 2022.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
March 9, 2023

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Thomas Coughlin, certify that:

1. I have reviewed this Annual Report on Form 10-K of BCB Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 9, 2023

/s/ Thomas Coughlin
Thomas Coughlin
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Certification of Principal Accounting Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jawad Chaudhry, certify that:

1. I have reviewed this Annual Report on Form 10-K of BCB Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 9, 2023

/s/ Jawad Chaudhry
Jawad Chaudhry
Chief Financial Officer
(Principal Accounting and Financial Officer)

Exhibit 32

Certification pursuant to
18 U.S.C. Section 1350,
as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Thomas Coughlin, President and Chief Executive Officer and Jawad Chaudhry, Chief Financial Officer of BCB Bancorp, Inc. (the "Company") each certify in his capacity as an officer of the Company that he has reviewed the annual report of the Company on Form 10-K for the fiscal year ended December 31, 2022 and that to the best of his knowledge:

(1) the report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

The purpose of this statement is solely to comply with Title 18, Chapter 63, Section 1350 of the United States Code, as amended by Section 906 of the Sarbanes-Oxley Act of 2002.

Date: March 9, 2023

/s/ Thomas Coughlin
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 9, 2023

/s/ Jawad Chaudhry
Chief Financial Officer
(Principal Accounting and Financial Officer)

BOARD OF DIRECTORS

MARK D. HOGAN
CHAIRMAN

ROBERT BALLANCE

JUDITH Q. BIELAN

RYAN BLAKE

JAMES E. COLLINS

THOMAS COUGHLIN

VINCENT DIDOMENICO, JR.

JOSEPH LYGA

JOHN PULOMENA

JAMES G. RIZZO

SPENCER B. ROBBINS

EXECUTIVE MANAGEMENT

THOMAS COUGHLIN
PRESIDENT, CHIEF EXECUTIVE OFFICER

RYAN BLAKE
SENIOR VICE PRESIDENT, CHIEF OPERATING OFFICER

JAWAD CHAUDHRY
SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER

DAVID GARCIA
SENIOR VICE PRESIDENT, CHIEF LENDING OFFICER

SANDRA L. SIEVEWRIGHT
SENIOR VICE PRESIDENT, CHIEF COMPLIANCE OFFICER

WING SIU
SENIOR VICE PRESIDENT, CHIEF IT OFFICER

KENNETH EMERSON
SENIOR VICE PRESIDENT, CHIEF STRATEGY & RISK OFFICER

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
591 AVENUE C
BAYONNE, NJ 07002
1.800.680.6872
www.BCB.Bank

COMPUTERSHARE
PO BOX 43006
PROVIDENCE, RI, 02940
1.502.301.6000
www.Computershare.com

BCB has locations throughout New Jersey and New York.
Visit our website or call us for a full list of hours and locations.

MAKING AN IMPACT
WWW.BCB.BANK | 1.800.680.6872

